Confidential Draft Submission No. 3 submitted to the U.S. Securities and Exchange Commission on March 1, 2022.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Reddit, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7374	45-2546501
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1455 Market Street, Suite 1600

San Francisco, California 94103

(415) 891-7717

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven Huffman

Chief Executive Officer and President

Reddit, Inc.

1455 Market Street, Suite 1600

San Francisco, California 94103

(415) 891-7717

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anthony J. Richmond Richard A. Kline Sarah B. Axtell Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Benjamin Lee Executive Vice President and General Counsel Nisha Antony Deputy General Counsel Reddit, Inc. 1455 Market Street, Suite 1600 San Francisco, California 94103 (415) 891-7717	Alan F. Denenberg Emily Roberts Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus (Subject to Completion)

Issued                , 2022

                Shares

Reddit, Inc.

Class A Common Stock

Reddit, Inc. is offering                 shares of its Class A common stock. This is our initial public offering and no public market currently exists for our shares of Class A common stock. We anticipate that the initial public offering price per share of our Class A common stock will be between $             and $            .

We intend to apply to list our Class A common stock on the Nasdaq Global Select Market under the symbol “RDDT.”

We have three classes of authorized common stock: Class A common stock, Class B common stock, and Class C common stock. The rights of the holders of Class A common stock, Class B common stock, and Class C common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 10 votes and is convertible at any time into one share of Class A common stock. Each share of Class C common stock is entitled to no votes. The holders of our outstanding Class B common stock will hold approximately        % of the voting power of our outstanding capital stock after the completion of this offering, with our directors and executive officers and their affiliates holding approximately        %, after giving effect to the voting agreement to be entered into between Advance Magazine Publishers Inc., our principal stockholder, and Steven Huffman, our Chief Executive Officer and President and a member of our board of directors, and assuming no exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 23 to read about factors you should consider before deciding to invest in our Class A common stock.

PRICE $                A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Reddit
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriters” for a description of the compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to an additional                shares of our Class A common stock to cover over-allotments, if any, at the initial public offering price less the underwriting discount.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment on                 , 2022.

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC*	J.P. MORGAN*	BOFA SECURITIES

CITIGROUP	SVB SECURITIES		MUFG
JMP Securities	Needham & Company	Piper Sandler	Raymond James
Academy Securities	Loop Capital Markets	Ramirez & Co., Inc.	Telsey Advisory Group

*	In alphabetical order

Prospectus dated                , 2022

15 B
10 B
5B
TOTAL POSTS + COMMENTS, CUMULATIVE (BILLIONS)
53.9M+ AVERAGE DAILY ACTIVE UNIQUES[1]
500M+ MONTHLY VISITORS[2]
100K+ ACTIVE COMMUNITIES[2]
~30 MINS TIME SPENT PER USER, PER DAY[3]
Founded 2005
Mobile app launches
Video & Ads Platform introduced
Live streaming video introduced
Opens in UK
Opens in Canada, Australia, Germany
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Reddit growth

TOTAL POSTS + COMMENTS, CUMULATIVE (BILLIONS) 15 B 53M+ AVERAGE DAILY ACTIVE UNIQUES1 5OOM+ MONTHLY VISITORS2 1O B 1OOK+ ACTIVE COMMUNITIES 2 ~30 MINS TIME SPENT PER USER, PER DAY 3 5BFounded 2OO5 Mobile app launches Video & AdsPlatform introduced Live streaming video introduced Opens in UK Opens in Canada, Australia, Germany 2OO5 2OO6 2OO7 2OO8 2OO9 2O1O 2O11 2O12 2O13 2O14 2O15 2O16 2O17 2O18 2O19 2O2O 2O21 Reddit growth For three months ended December 31, 2021. (2) In December 2021. (3) Average time spent on Reddit per U.S. user, December 2021.

Media formats
News & politics
Support
Passions & interests
Geography-based
Advice & discussion
Dating & friendship
Fandoms
Stories

Reddit is a community of communities

Media formats Support Geography-based Dating & friendship Stories Fandoms Advice & discussion Passions & interests News & politics Reddit is a community of communities Our mission is to bring community, belonging, and empowerment to everyone in the world. People need connection, and Reddit provides the tools and platform for communities to come together and grow.

This subreddit has been a lifeline this week for me and I'm assuming numerous other people as well. Thank you for sharing updates when you learned of them.Thank you for sharing your wealth of knowledge on what to do during outages.3.57k r/Austin r/cats How would you feel about school taking up an extra hour every dayto teach basic adult stuff like washing clothes, basic cooking, paying taxes? 99k r/AskReddit My kid was a little sad after not seeing any other costumes like his, and then thisLEGEND of a teenager showed up and did what legends do. 18Ok r/mademesmile r/art r/gardeningUK r/Outfits I had one of the most pleasant dates yesterday, and it changed my perspective on a lot of things. 1.96k r/dating Driven by interests and passions Reddit is where people come to explore their interests, learn, express themselves, create, and understand elements of other peoples experiences and perspectives. All information as of December 7, 2021 unless otherwise noted.

As used in this prospectus, unless the context otherwise requires, references to “Reddit,” the “company,” “we,” “us,” “our,” and similar terms refer to Reddit, Inc. and, where appropriate, its subsidiaries, taken as a whole.

“REDDIT,” the Reddit logos and other trade names, trademarks or service marks of Reddit appearing in this prospectus are the property of Reddit. Other trade names, trademarks or service marks appearing in this prospectus are the property of their respective holders. Solely for convenience, trade names, trademarks and service marks referred to in this prospectus appear without the ®, ™, and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trade names, trademarks and service marks.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

References to www.reddit.com or particular subreddits accessible via www.reddit.com in this prospectus are inactive textual references only, and the information contained on, or that can be accessed through, such web addresses does not constitute part of this prospectus.

We have not, and the underwriters have not, authorized anyone to provide you any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take responsibility for, or provide any assurance as to the reliability of, any other information others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For Investors Outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States.

Through and including                 , 2022 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription.

LETTER FROM CO-FOUNDER

Reddit is home to thousands of communities, inspires endless conversation, and enables real human connection. Many know and love Reddit for its fun and informative areas (myself included), but what is less well known (and what I am particularly proud of) is how people turn to Reddit for support and guidance during significant moments of their lives, often when turning to friends and family is not a comfortable option. One might visit r/Parenting for help when a child is acting out, or go to r/comingout for support coming out, or they might turn to r/stopdrinking for help quitting drinking (as I did two years ago). That millions of people turn to Reddit not only when they want to share a laugh or stay informed, but also when they need support free from judgment is truly gratifying. It is why our team works with such dedication on Reddit, it is why our users spend so much time creating community on Reddit, and it is why I returned to Reddit as CEO in 2015.

One of the founding principles of Reddit was that it be a real place powered by people instead of a fake place manicured by editors and other gatekeepers. We believe in the force of human-powered organization, creativity, and curation—so we should mostly stay out of the way. As a result, Reddit is built by its users, not unlike the way a city is built by its citizens. Over the last sixteen years on Reddit, our users organized into many thousands of communities, created an endless amount of fun and interesting content, supported one another, and galvanized global movements. We found purpose in empowering people, and from this we found our mission: to bring community, belonging, and empowerment to the world.

Reddit evolved by decentralizing control, empowering people, and respecting them by letting them choose whether to reveal their identities or to stay anonymous. We saw how in this context, people will build communities that are kinder, more open, and more trustworthy than on other platforms. It’s easy to be cynical about people and the world—just read the news every day—but on Reddit I have come to believe the opposite: people naturally create community, and they are smarter, funnier, and more helpful and caring than I think we give them credit for. And it’s not because our users are some special subset of humanity. They’re just people. When people are in the right context, they do incredible things.

I know the world needs Reddit. People need a place where they can be themselves, free from the airbrushing and filters of social media. They need a place they can trust, where they can have real human experiences, and where they can find the information they want and the support they need. They want a place where their influence can be felt. Communities can be a tremendous force for good: They have come together many times over the years, including campaigning for net neutrality in 2015, starting the March for Science in 2017, and standing up for retail investors, as r/wallstreetbets did in 2021. Our communities have the power to create and catalyze global movements.

The challenges we face are shared by the rest of traditional and online media as well, and if Reddit is not successful, something important will be lost. Though it’s often pursued with good intentions, we’ve seen time and again that centralized, paternalistic, or even autocratic control—from a company or a government—not only does not result in the human connection, authentic conversation, and community engagement that we think people want, but often backfires. I believe deeply that Reddit’s community-driven moderation is a better option. Reddit shows that people broadly have both the desire and the context to actually make healthy spaces online.

Our work is not easy. The list of our mistakes over the years is long, and so is the list of challenges we’ve faced. We lived these challenges publicly and have the scars, learnings, and policy updates to prove it. Our history influences our future. There will undoubtedly be more challenges to come. Our belief in the best of people and our ability to evolve leaves us uniquely positioned to achieve our mission.

Our immediate focus is to make the core of Reddit as healthy, accessible, and enjoyable as possible. We plan to make Reddit faster, improve the user experience for new and returning users, build the next generation of moderation and governance, and make it easier for people to find on Reddit their most relevant communities. In addition, we are evolving and expanding how users create and converse on Reddit, including audio, video, and chat. We’ve learned time and again that whenever we add new surface areas of creativity on Reddit, that users

i

not only use them, but they use them in ways that are surprising (and delighting!) to us. Consider that in 2005, Reddit was 100% web links within a single community, and the Reddit we know today evolved as we added commenting, images, gifs, subreddits, and more.

As we look to the future, part of our vision that I am most excited about is expanding what a subreddit can be beyond communities for content and conversation by giving them the ability to generate revenue and create new businesses if they choose. Without a doubt, users will expand Reddit in ways we have never thought of, and even today they have created marketplaces like r/Watchexchange (for selling watches) or r/artcommissions (for commissioning art). We can imagine so many ways that this work could bring another level of empowerment to our users. This idea pairs well with another project we are working on to evolve the future of digital ownership via the blockchain.

To continue our work, we are going public. Of course, being a public company provides benefits like the ability to raise capital and stock liquidity for employees (and the recruiting benefits this creates). But going public is also in line with our philosophy of transparency, and we are eager to live up to the requirements being a public company entails. Equally important are the benefits to our community. Our users have a deep sense of ownership over the communities they create on Reddit, and for good reason—they did create them after all. This sense of ownership extends to all of Reddit. We can see this in our users’ passion for their communities, their desire for Reddit to be as amazing as possible and, most humblingly, in their emotion when we let them down or things are not going so well. We want this sense of ownership to be reflected in real ownership, for our users to be our owners. Becoming a public company allows this. It is with this in mind that we are excited to make this transition, and to specifically invite the users and moderators who have contributed significantly to Reddit to buy shares in our IPO along with retail and institutional investors. Of course, we would love our investors to be users as well.

I want to give a sincere thank you to everyone who has contributed to making Reddit the amazing place that it is today: our employees, our ever-creative users, and the moderators behind it all. We have many opportunities and much to do, and we will do our best to fulfill our mission to bring community, belonging, and empowerment to the world and do so in harmony with our values.

Thank you,

Steve Huffman

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” and our audited consolidated financial statements and unaudited consolidated interim financial statements and related notes included elsewhere in this prospectus before making an investment decision.

Our Mission

Our mission is to bring community, belonging, and empowerment to everyone in the world.

We built Reddit with the belief that communities unlock the power of human creativity and create a sense of belonging and empowerment for their members. Our over 100,000 active communities have channeled the power of human creativity to grow Reddit since our founding. We believe the world needs community more than ever, and that this represents our greatest opportunity to further enrich the lives of everyone in the world.

Redditors

Reddit is a community of communities where users come to connect with others with similar interests. We call our users Redditors, a term that our most avid users also use to describe themselves. Many Redditors find and come to our platform to express themselves and explore their interests, as well as to understand elements of other people’s experiences and perspectives. Redditors stay and broaden their engagement with us throughout the different stages of their lives, as illustrated by Jonas and Alex in the following examples:

Jonas has been a member of our community since 2011, and found Reddit when he was looking to learn how to build a computer. He found a community—known as a “subreddit” on our platform—called r/buildapc, and was immediately drawn into the incredibly knowledgeable and welcoming group. The subreddit’s posts were exactly what he had been looking for, and soon enough he found himself engaging with the content directly—asking questions, offering advice to newer builders, delivering feedback on others’ builds, and posting links to sales as an active and trusted member of the community. Reddit became an integral part of his daily routine—log in, browse the front page for memes and interesting PC discussions, and find new PC building subreddits (r/watercooling and r/hardwareswap quickly became two favorites). When Jonas finally built his computer, it was a reflection of the r/buildapc community, and he thanked the community by posting the final product in the subreddit. He did not just build a PC; he found his place in a community of symbiotic subreddits that provided him with valuable insights and empowered him to have a voice.

Jonas’s place in the Reddit community evolved alongside him. As he grew out of his young adult years, he joined r/malefashionadvice and r/streetwear. It felt like the r/buildapc days, but instead of spending hours reading dense paragraphs comparing processors, he flipped through gallery upon gallery of aesthetic inspirations and shared his own outfits. The community empowered Jonas to experiment and express his authentic self—all in a safe, supportive, low-stakes environment where he could take risks without the social pressures that usually held him back. This pattern of Reddit engagement continued to grow with him: r/GradSchool and r/FinancialCareers became important communities to him as he graduated from college; r/investing and r/Watchexchange when he got his first real paycheck; r/personalfinance and r/Cooking when he was learning important elements of adulthood.

Alex, another Redditor, has always valued contributing to her community. As a high school and college student, she volunteered with local environmental stewardship organizations, food banks, and programs for the elderly. Her drive to help others led her to choose a career in healthcare administration. But shortly after turning 32, Alex’s world was knocked off its axis when she was diagnosed with breast cancer. Alex was faced with a complicated and scary new reality not long after moving across the country. She was far from family, friends, and had left behind the volunteer communities that had also provided her support in her young adult years. Alex joined the r/breastcancer community on Reddit after finding limited options to connect with other patients for support — a problem, especially for younger patients. Alex dove deep into the community and leaned on fellow Redditors for help, support, and guidance. She had found a home among people sharing their challenges, their experiences, and their empathy for each other. One day, Alex saw someone with a question she knew she could answer, and she began commenting and sharing her own experiences. Alex’s professional background in healthcare and data analytics gave her a huge advantage when it came to interpreting scientific information, navigating cancer decisions, and advocating for herself as a patient. She began posting more often and formed connections with new community members. And then, as her journey through chemotherapy, radiation, and many surgeries came to a successful end, she knew that she wanted to continue to share her skills and patient insight with the breast cancer community. Alex answered the call for new moderators to join the subreddit and found an opportunity to volunteer once again.

As a moderator, Alex first helped point people to relevant information and removed unwelcome posts. But soon her love for the community grew, as well as her ambitions for it. She began promoting the community to the specialists who treated her cancer and worked with other moderators to start weekly threads. New people joined the community every day, grateful for the information and the connection, and as the community grew, Alex felt like she was helping people at a scale she never had before. The growth of the community was delightful for Alex, but her personal growth was even more valuable. Through her interactions in the community, she became aware of problems that breast cancer patients experience every day, like being given a crushing diagnosis via a patient portal or navigating byzantine insurance systems. Alex’s career is focused on delivering quality healthcare experiences and outcomes. Because of her volunteerism on Reddit, she is now able to bear in mind not only her personal cancer journey, but those of countless others as she strategizes new quality programs for her radiology providers. Alex has become a beacon of knowledge in her chosen field of work, not just due to her own experiences, but because of her deeply personal connection to Redditors whom she has helped around the world.

Jonas and Alex found belonging on Reddit, and have been empowered over time in more and more parts of their lives thanks to the Reddit community.

Overview

Reddit is a global, digital city where anyone in the world can join a community to learn, discuss, organize, research, create, and belong. At Reddit, you can dive into anything, and if a community does not already exist around a particular topic, you can create one. In December 2021, more than 500 million visitors(1) around the world and over 100,000 active communities came together on Reddit. They come together to share the rhythm of their daily discoveries, to solve some of their hardest personal challenges, and to thrive as a community. Built on trust, Reddit has a home for everyone.

Reddit’s community-driven platform is uniquely built on shared interests, passions, and trust. Communities on Reddit are organized based on specific interests and are called subreddits. Within subreddits, Redditors engage in active and in-depth conversations by sharing stories, submitting links, uploading images and videos, and replying to one another in comment threads on any topic. There is a community for everyone on Reddit. Subreddits are denoted by an “r/” before their names. r/lgbt helps people find their identity; r/Breadit helps people make the perfect sourdough; and r/beyondthebump helps people transition from pregnancy to parenthood. Redditors are known by their usernames, denoted by a “u/” before their names. Redditors invest time to shape their communities, they give money for each others’ charities, they send support and supplies when someone is

(1)

Each visitor is a user whom we can identify with a unique identifier who has visited a page on the Reddit website or opened a Reddit application at least once during the month. We use unique identifiers to deduplicate multiple visits from the same visitor. Our monthly visitor number involves a similar calculation process as our daily active unique metric, except over a longer period of time.

down on their luck, and some even code scripts and develop tools to advance their communities. Because Reddit is built on shared interests, passions, and trust, people can share some of their most personal stories and find a safe place to ask and answer questions and be authentic while maintaining their privacy. Reddit is not a social network built on friends and followers and does not require that users disclose their real identity, freeing it from the airbrushing and filters of traditional social media. For many people, Reddit helps fulfill the innate need to be part of a community and to belong.

Redditors are among the most engaged on the internet. We founded Reddit in 2005 as a single online community where users could post links from across the internet and go to find something new. Over time, Reddit has evolved to become one of the internet’s largest open archives of human experiences, with over 13 billion posts and comments, and was among the top-ten most visited sites in the United States as of December 2021, according to Similarweb.

Reddit is vast, deep, and embedded in the lives of millions of people. We describe it as a global digital city. When going to a city, there are new things to discover, starting with a single neighborhood. Reddit communities are like neighborhoods, and each has its own vernacular, humor, mores, and rules. r/science does not allow jokes (they are serious about facts), and r/wholesomememes must be veritably wholesome. Regardless of whether a user comes to Reddit to explore through the home page, to answer a specific question, or to jump directly to a subreddit based on an interest, Reddit allows users to discover something new, engage with relevant content, and dive into authentic conversations. As you branch out and get to know the rest of the city, it becomes your home—you know how it works, how it changes, and what role it can play for society.

As cities are built by its citizens, Reddit is built by Redditors. It is a place where human ingenuity and creativity thrive. We do not restrict users to a specific format, but empower them to participate and to shape Reddit by sharing content, voting, commenting, and moderating their own communities. This last point is worth emphasizing: Redditors themselves not only create and build communities, but they also moderate these communities as volunteers to help keep them safe. Reddit’s unique layered moderation system, which includes Reddit’s site-wide content policy, community-specific rules, and user votes, means that any piece of content that gains traction on Reddit has been reviewed in context by humans. Empowering Redditors themselves to act as moderators also has the benefit of helping to insulate communities from manipulation by bad actors. We design tools that give communities what they need to make their communities their own. Like cities, Reddit can endure and evolve over time, rebuilding and reshaping by adapting to new technologies and reflecting new cultural trends. We call this ongoing organic evolution and expansion our Community Effect. Newly created subreddits find their place, create a sense of belonging for their members, and go on to make the entire experience of Reddit more robust and complete, spurring the creation of more new subreddits to continue the cycle. In this way, Reddit’s community ecosystem grows and expands with the interests and passions of our members, keeping Reddit up to date and resilient to fading fads or trends.

For advertisers, we provide access to a unique and highly engaged audience where our trusted, passionate communities drive recommendations on brands and buying decisions. According to a study commissioned by us and conducted by Verto Analytics in 2020 observing approximately 1,500 online purchase journeys (the “Verto Study”), when Reddit was involved in a purchase decision, consumers tended to be more informed, make higher-value purchase decisions, and become stronger brand advocates. Respondents who visited Reddit in connection with their purchase conducted 4x more research sessions about products and brands, moved from the decision stage of their journey to purchase 9x faster (as a percent of the total journey), spent 15% more money on their purchase, and reported a higher satisfaction with their purchase in the form of net promoter score than purchase journeys involving other social platforms. According to a YPulse survey that we commissioned in September 2021 of 1,346 social media users aged between 13 and 39 who use Reddit and other platforms (the “YPulse Survey”), Redditors also say that they pay more attention to ads on Reddit and that ads on Reddit are more relevant to them than those on other sites. Because Reddit is more interest-based than identity-based, we provide a unique, targeted, and contextually relevant audience that also aligns with brand safety.

Reddit’s high growth, high gross margin, and capital-efficient business model allows us to aggressively invest in our global opportunity. Our revenue for the years ended December 31, 2020 and 2021 was $228.9 million and $484.9 million, respectively, representing growth of 112%. Our gross margin for the years ended December 31, 2020 and 2021 was 76% and 85%, respectively. During this period, we continued to invest in growing our business. Our net loss for the years ended December 31, 2020 and 2021 was $(59.2) million and $(127.9) million, respectively. Our Adjusted EBITDA for the years ended December 31, 2020 and 2021 was $(39.4) million and $30.0 million, respectively. For more information and for a reconciliation of Adjusted EBITDA to net income (loss), see “Selected Consolidated Financial Data—Adjusted EBITDA.”

Why Users Come to Reddit

The internet has given people the tools to redefine how we live. We have search engines to find content and social networks to share and follow each other. Like other forms of media, social networks have evolved to distribute content that grabs attention, resulting in the rise of influencers. As a result, social media represents aspirational images of who people are, which can have unintended consequences and at times may feel disempowering and isolating. Reddit is different. Our community of communities sets itself apart with its unique combination of characteristics and is designed to provide users with a trusted place to be authentic to themselves in sharing and discovering while maintaining their privacy.

Centered on Interests, with Unmatched Breadth and Depth of Human Knowledge

Time spent on Reddit is guided by personal intention and interests. Breadth of communities and depth of engagement means that Redditors benefit from a trove of knowledge organized by topic that we believe is unmatched by any other internet platform. We bring together the power of user-generated content with an open community structure that enables people to find content and communities relevant to them. Reddit is home to over 100,000 active subreddits, which cover a wide variety of topics—r/memes, r/philosophy, r/Pets, r/HomeImprovement, and r/CryptoCurrency to name a few—and can be creative, humorous, inspirational, absurd, serious, or contemplative. Redditors create experiences in the communities through their user-empowered content and sharing, and authentic approach to creation. Breadth, depth, trusted content, and volunteer moderators are some of Reddit’s defining features. According to the YPulse Survey, 92% of respondents say there is a community for everyone on Reddit, 81% say Reddit is where they learn about the topics they love the most, and 77% recognize conversations on Reddit as more on-topic than anywhere else on social media.

Flexible Canvas for Self- and Community-expression

Every subreddit is a flexible canvas for communities to express themselves through a customizable experience. We give communities the ability to choose the format for conversations in their communities—text, image, audio, video, live video, opinion polls, chatrooms—which enables them to create dynamic and engaging experiences. We give moderators the creative tools to design the look and feel of communities, and we give developers an open API to build bots and create features that shape their communities, meaning what a community envisions for itself drives its unique development.

People-powered Curation for Authentic Interactions and Trusted Content

Our differentiated community approach underlies every interaction on our platform: Reddit is centered around human creativity and belonging. The content found in Reddit communities is curated by people, creating a highly relevant content experience that Redditors come to our platform for. Voting, karma (a Redditor’s publicly visible reputation score), and awarding systems channel the power of our users to select content that is most relevant for a community. Every post and comment on Reddit, regardless of the author, starts with one upvote, and must earn its visibility through community members upvoting it and boosting it to the subreddit’s front page. Unlike traditional social media, voting (both up and down) is completely anonymous, encouraging broader Redditor participation. This unique upvoting and downvoting system not only curates the quality and relevance of content, but also determines the prominence of a certain piece of content. According to the YPulse Survey, 68% of respondents pay more attention to things they see on Reddit than the things they see on other social media platforms. Respondents also perceived Reddit to be 2.3x more trustworthy than Facebook, Instagram, Twitter, Snapchat, and TikTok. We believe community-driven promotion of content leads to greater trust of the content on Reddit.

Layered Moderation and Safety Supports Trust

We are committed to continuously enhancing our policies and processes to promote the safety of users and moderators on our platform. Reddit is built on a three-layer moderation model that separates community concerns from platform-wide concerns, a differentiated approach to content moderation. We built this model upon our firm belief that a centralized moderation approach could not scale to make moderation decisions across all communities, and that the only thing that effectively scales with Redditors is Redditors themselves. This approach gives Redditors a voice and agency in the process and means that any content that gains traction on Reddit has been reviewed in context by humans. Communities self-organize and set out rules that are tailored to their unique circumstances, and volunteer moderators within the community enforce those rules. Moderators have context as leaders and members of their communities to define and enforce the rules to create a harmonious community experience. They play a critical role in shaping the culture and focus of each community on Reddit. The result is that each community has its own unique environment that is designed to discourage bad behavior and in which Redditors can express their genuine perspective and share real experiences.

We supplement this bottoms-up organic moderation engine with our site-wide Content Policy, a set of overarching rules and policies that govern all content on Reddit. Our Content Policy is intended to be protective, not intrusive. It helps protect against harassment, bullying, and violence—especially hate based on identity or vulnerability. These site-wide rules are enforced by both volunteer moderators as well as Reddit employees and are supported by automated tools.

Moreover, users have complete control of their identity while using Reddit. We empower people to share as much or as little personal information as they want to as they explore their interests, giving them the freedom of privacy and safety from judgment. By curating their own spaces and sharing only what is appropriate in each, our users thrive.

Open, Growing Archive of Human Knowledge (2005–    )

Over the last 16 years, Reddit has become one of the internet’s largest open archives of human experiences, with over 13 billion posts and comments. This vast collection of content is publicly accessible to everyone on the internet—by design, we do not gate content or require people to log in to access information. Our user-generated content provides a vast collection of human experiences, answers, and conversations on almost every question people ask. Reddit’s influence and relevance organically grows, and Reddit quickly responds to new needs based on real experiences. As COVID-19 changed our world in 2020, and the social justice movement became the center of so many conversations, r/Coronavirus and r/BlackLivesMatter were meaningful breakout communities for Redditors. As a result of Reddit’s scale and longevity, our content library is a broad memory of human interest, organically expanding and deepening into more topics. At times, Reddit may be the only place to find the information users are looking for. During the three months ended December 31, 2021, approximately 74% of DAUq came to Reddit directly, with approximately 24% of DAUq coming from search engines and the remainder coming from other sources. As the accumulation of human conversation grows, Redditors are able to find and revisit posts from years past and use and update them as a springboard for new conversations.

Ecosystem of Communities

Reddit is an ecosystem of communities that share members and moderators, content, and conversations. People are diverse and have multiple interests. Just like in a city, where citizens are part of multiple subcommunities, on Reddit, logged-in users often belong to multiple communities. As of December 31, 2021, the median number of subreddits that logged-in users belonged to was approximately 21 subreddits. The set of communities joined by a Redditor grows to become a unique reflection of that individual, and Redditors carry ideas between communities, cross-pollinating culture and creating alignment of values. Conversations flow across Reddit through cross-posting, where a post from one community can be shared into another community to spur new conversation with a different audience. In the Reddit ecosystem, many communities will spring up around a single topic, with each subreddit branching out to explore a subtopic or related concept of the original idea. For example, there are numerous photography communities, including: r/analog for film photography; r/SonyAlpha for Sony brand photographers; r/photomarket for buying and selling photography gear; r/photocritique for photo critiques; and r/iPhoneography for the iPhone photographers of the world. Supporting the connections between communities and the free flow of ideas across our platform is instrumental to how our communities thrive and expand.

Our Community Effect

As new ideas emerge in the world, Redditors create corresponding subreddits on our platform. We call this ongoing organic expansion our Community Effect. Newly created subreddits find their place, create a sense of belonging for their members, and go on to make the entire experience of Reddit more robust and complete, spurring the creation of more new subreddits to continue the cycle. People often begin their journey on Reddit with the discovery of a single community, then quickly join several related communities, and over time join new communities coinciding with the adoption of new interests, goals, and life experiences. In this way, Reddit’s community ecosystem grows and expands with the interests and passions of our members, keeping Reddit up to date and resilient to fading fads or trends. As a result of our Community Effect, we do not rely on “mega-nodes” or “super-connectors” for engagement, and our ecosystem self-balances as people continue to discover and explore together on Reddit. In the image below, each dot represents a community, and its proximity to other dots represents overlapping members.

Our Community Values

Our Platform Values existed long before they were written down. In addition to helping guide product and strategy decisions, they capture the idealism within Reddit that both we and our users love.

Remember the Human

Empower Communities

Keep Reddit Real

Privacy is a Right

Believe in the Good

Why Advertisers Come to Reddit

We provide advertisers access to a unique and highly engaged audience where our trusted, passionate communities drive action. Our advertising model is built around Redditors’ self-identified interests and context, not personally identifiable information, and is designed to enable advertisers to effectively reach and engage with audiences relevant to their business.

We offer the following distinctive benefits for advertisers:

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Attentive, Unduplicated Audience in an Attractive Demographic. In December 2021, the average time spent on Reddit per user in the United States was approximately 30 minutes per day. Reddit is one of the most visited platforms on the internet. In December 2021, over 500 million visitors came to Reddit. During the year ended December 31, 2021, just under 50% of these visitors were from the United States and the remainder were from the rest of the world. According to a Comscore survey of Redditors aged 18 and over published in September 2021, of visitors from the United States, 49% were between the ages of 18 to 34, 56% were male, and over 60% had a household annual income of $75,000 or more. Many Redditors are not active on traditional social media platforms: according to Comscore, in the United States, of people who are active on Reddit, 30% were not active on Facebook, 45% were not active on Instagram, 58% were not active on TikTok, 59% were not active on Twitter, and 74% were not active on Snapchat. Because Reddit is interest-driven versus friends-and-follower driven, and because Redditors have control over their identity, they often seek information on topics important to them that are not visible to social media platforms. For example, a Redditor might privately explore how to cure their acne, but they are unlikely to share this with friends on other platforms publicly. According to the YPulse Survey, 58% of respondents say they pay more attention to ads on Reddit than on other sites and 60% of respondents say ads on Reddit are more relevant to them than on other sites.

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Ability to Connect with an Audience Seeking Recommendations on the Path to Purchase. Reddit represents real people sharing real experiences. According to the YPulse Survey, 90% of respondents trust Reddit when it comes to learning about new products and brands, which was more than Facebook, Instagram, Snapchat, Twitter, YouTube, Pinterest, and TikTok. Also according to respondents in the YPulse Survey, when it comes to learning about new products and brands, Reddit is more trusted than Google and Amazon. Reddit plays an outsized and influential role in consideration—the moment when a potential customer is deciding what to purchase and seeking information on real experiences to move toward a decision. The result: according to the Verto Study, respondents who visited Reddit in connection with their purchase conducted 4x more research sessions about products and brands, moved from the decision stage of their journey to purchase 9x faster (as a percent of the total journey), spent 15% more money on their purchase, and reported a higher satisfaction with their purchase in the form of net promoter score than purchase journeys involving other social platforms.

The above graphic demonstrates the results from the Verto Study. The bar graph compares the percent of the online purchase journey that was spent in each of the four stages of the journey (Inspiration, Exploration, Consideration, and Decision), between journeys that included Reddit (on the right) compared to those that included Facebook, Twitter, Instagram, Snapchat, and/or Pinterest, but not Reddit (on the left). The online purchase journeys across each social platform vary in length.

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Interest-Based, Contextual Advertising. People on Reddit are exploring and engaging in a variety of communities, making Reddit a high-quality environment to reach people when they are in a mindset to discover and seek information. Reddit’s advertising platform enables marketers to find relevant audiences using our interest graph and to reach them while in contextually relevant communities and content, using conversational and engaging formats. According to the YPulse Survey, 81% of respondents say Reddit is where they learn about the topics they love most. For example, an advertiser with a camping product can reach people who visit outdoor activity communities such as r/CampingandHiking or r/Outdoors. Reddit’s unique community structure and interest-driven model acts as a strong signal for advertisers. According to the YPulse Survey, our model resulted in 60% of respondents believing that ads on Reddit are more relevant than on other sites and 58% of respondents responding that they pay more attention to ads on Reddit than on other sites.

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Brand Alignment with a Platform Built to Respect Privacy. Privacy is core to Reddit’s DNA, culture, and values. We are committed to building a healthy business that is aligned with respecting users and giving them more control over their data privacy. As consumers become increasingly focused on privacy, it is important to advertisers that their platform partners demonstrate a respect for their users’ data. At Reddit, the performance of our advertising is based on first-party data from user-directed activities on our platform, such as the communities that users visit or subscribe to for email digests; the foundation of ads performance is not built on tracking users based on personally identifiable information. In addition, Reddit has always had the philosophy of minimizing the data we store and empowering Redditors to be the master of their own identities. We believe Redditors should not have to surrender their privacy in order to find community, belonging, and empowerment on Reddit.

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Multiple Layers of Brand Safety and Customizable Controls. We have multiple layers of safety across the platform and communities, and also offer advertiser-level controls. Our Content Policy establishes the type of content that is not allowed across all communities, community rules determine content within each community, and advertiser controls provide flexibility for content adjacencies. Additionally, we offer inventory tiers to enable advertisers to reach as many people as possible, while controlling where their ads appear.

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Action-Oriented Outcomes That Drive Attractive, Measurable Return on Investment. Advertisers can bid in our auctions in a way that aligns with their objectives. They can bid to pay for the people they reach or bid to pay for specific actions, such as clicks and video views, that are targeted toward objectives like downstream conversions or app downloads. Reddit works with our marketing measurement partners to measure the impact of their campaigns on Reddit.

Our Market Opportunity

Community is a core human need. With over 16 years of accumulated knowledge, and across various archetypes of our communities, we address a wide spectrum of online activities, including news, entertainment, finding support, and learning. Ultimately, we believe that Reddit represents the future of many of these activities; as our virtual world becomes a seamless extension of our physical world, we believe that Reddit can be a center of leisure, intellectual exploration, and real-time togetherness. We have a long and successful history of evolving with the internet, and we will keep evolving our digital advertising solutions and continue to develop new market opportunities, such as the digital goods market, an emerging vector of growth for us.

People come to Reddit in many ways, and we have multiple advertising solutions based on user engagement. We segment the digital advertising market by users who come to Reddit directly and those who come from search, and by 2025, we estimate our total addressable market globally, excluding China and Russia, to be $227 billion and $141 billion in those categories, respectively.

Direct. During the year ended December 31, 2021, the majority of unique visitors to Reddit—approximately 69%—were direct, and of these visits, the large majority of these users were on mobile. These users also tend to be logged in, and once logged in, users are able to vote, post, comment, and accrue karma. Our direct visitors include users who come organically to Reddit through our mobile apps, mobile web, or desktop web. They often start their experience in a personalized feed with advertising targeted toward them and dive into post pages with conversation page ads. These ads include display, video, and direct response as well as other ads on both mobile and desktop web. Using estimates from International Data Corporation’s (“IDC”) New Media Market Model, we estimate that advertising to unique visitors that come to Reddit directly represents a global TAM, excluding China and Russia, of $184 billion in 2022, growing at a CAGR of 7% to $227 billion by 2025.

Search. In keeping with our principle of keeping Reddit open, we allow all of our content to be indexed by search engines and do not require users to log in to access Reddit’s content. This increases our reach, and brings users to Reddit who rely on search engines to access our vast trove of knowledge and insights. In general, who come to Reddit from search—approximately 24% during the three months ended December 31, 2021—are not logged in, and are visiting through mobile and desktop web. Many of these users access Reddit on post pages where advertisers can reach them with a conversation page ad. Using estimates from IDC we estimate that advertising to unique visitors that come to Reddit from search engines represents a 2022 global opportunity, excluding China and Russia, of $123 billion, growing at a CAGR of over 4% to $141 billion by 2025.

Our Growth Strategy

Our strategy is to support the growth and engagement of our communities. We are focused on multiple vectors to grow users, engagement, and monetization.

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Grow Awareness of Reddit. We have primarily grown organically, as the content of our communities draws in Redditors. We plan to expand the ways people become aware of Reddit through various strategies depending on the type of use case and user, including search engine optimization, partnerships, and investment in full-funnel marketing.

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Expand Product, Users, and Advertisers Globally. For the first time, during the year ended December 31, 2021, just over 50% of Redditors visited from outside of the United States. In the three months ended December 31, 2021, over two-thirds of all Reddit posts were made in English, and we see a massive opportunity to grow in geographies outside of the United States and languages besides English. We plan to target these users through the localization of our apps, building local communities with local context, and a Reddit interface with additional languages. We also expect to make sustained investment in our global footprint, investing in building local communities and content and globalizing access to our product. In addition to growing users internationally, we also see a significant opportunity to serve more international advertisers. Although just over half of our user base was outside of the United States, for the year ended December 31, 2021, only 18% of our advertising revenue was from advertisers outside of the United States. We believe that we can significantly grow revenue contribution from international advertisers by demonstrating our value proposition in these global communities. In addition, as we grow more Redditors outside of the United States, this increases our opportunity to bring in more advertisers in these regions.

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Grow Engagement. With over 500 million visitors in December 2021, the number of Redditors who were active in the month was nine times larger than the average number of daily active Redditors in the month. We plan to continue to grow engagement by focusing on:

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Expanding Content Types. We believe that our rapidly growing archive of human knowledge, combined with our investments and efforts to grow the richness of our communities through more video, audio, and chat, will continue to convert our massive monthly reach into more daily users. From January 2021 to January 2022, we experienced over 65% growth in the average video hours watched and an over 37% increase in daily active video viewers growth. We are committed to providing the best possible tools Redditors need to find, create, and interact with one another. We want to provide scaled product support for Redditors creating new and interesting formats, including hosting experts for live panel talks, or conducting video Ask Me Anything (“AMAs”). In addition, we aim to increase engagement through new products, such as Reddit Talk, live audio conversations in communities, and real-time text chat functionality. These new content types also allow for new ways for brands to engage with Redditors in their communities.

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Reducing Friction. We want to make it easier for new Redditors to discover relevant communities and content, by applying machine learning to improve the classification of our content and for targeted interest-based recommendations. We also want people who come in through search, word-of-mouth recommendation, or sharing to experience faster and easier onboarding. In addition, we want the basic features of Reddit to be easier to use and more accessible, including posting into communities, finding new communities, and creating new communities.

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Advance Advertiser Relationships and Our Advertising Offerings. Our ad platform capabilities enable customers to invest more as they see opportunities to drive additional value on Reddit. We plan to increase our revenue from existing advertisers, as well as attract more advertisers to Reddit. As we expand our sales team into markets outside of the United States, we can bring new advertisers into our ads platform, increasing ad diversity and thus performance, as well as competition. We are also focused on expanding our service models and marketing engine in order to enable smaller advertisers to join the platform. In addition, we continue to grow the portion of revenue that is associated with our partnership program where we set an annual joint business plan with top customers. Furthermore, we aim to grow our advertisers from categories where we have the largest number of active communities, like entertainment and gaming, to newer categories, such as e-commerce and consumer packaged goods. Because ads on Reddit can be contextual, Redditors say that they find ads on our platform to be useful. For example, an advertiser with a camping product can reach people who visit outdoor activity communities such as r/CampingandHiking or r/Outdoors. We have found that such ads can be useful to Redditors and are generally viewed as non-intrusive. According to the YPulse Survey, 60% of respondents believe that ads on Reddit are more relevant than on other sites, and 58% of respondents said they pay more attention to ads on Reddit than on other sites.

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Enable Greater Creativity from Redditors. In addition to investing in our core platform growth, we are investing in initiatives that shape the future of Reddit. As creators, builders, and developers generate value on our platform, we intend to empower these creators to participate in their value creation by receiving monetary benefits from other community members. Increasingly, talented individuals are turning to online communities to share their creations with fans, peer creators, and enthusiasts. Reddit has always been a place for creators to share and receive appreciation for talent without the prerequisite of a dedicated following, and we will continue to foster this capability.

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Moving Beyond Conversation to Enable the Next Era of Subreddits. We believe in longer-term growth investments, as they represent tremendous opportunities to accelerate achievement of our mission and deliver the promise of the open internet. In particular, we see that individuals and communities increasingly want to participate in the most important ecosystems that shape our society—financial markets, healthcare, education, and many others. Redditors and Reddit communities are already influential in many spheres through the altruistic conversation they have today. We intend to unlock additional ways for Reddit communities and Redditors to thrive. For example, Reddit is home to vibrant marketplaces, and to content creators with thousands of followers that use Reddit for peer-to-peer connections and content sharing, but both must rely on off-Reddit platforms for monetization. We intend to support communities that want to evolve from conversation to creating their own economies. We believe that Reddit economy products can enable higher degrees of self-expression and ultimately strengthen communities.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making a decision to invest in our Class A common stock. These risks are more fully described in “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

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If we fail to increase or retain our user base, and in particular, our daily active uniques (“DAUq”), or if user engagement declines, our business, results of operations, financial condition, and prospects will be harmed.

•	Early in the COVID-19 pandemic, we experienced an increase in Redditor growth and engagement, and our rate of growth may decline as the COVID-19 pandemic subsides.

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If Redditors do not continue to contribute content or their contributions are not valuable or appealing to other Redditors, we may experience a decline in the number of Redditors accessing our products and services and in user engagement, which could result in the loss of advertisers and may harm our reputation, business, results of operations, financial condition, and prospects.

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Our business depends on a strong brand and reputation, and if we are unable to maintain and enhance our brand and reputation, our ability to expand our user and advertiser base will be impaired and our business, results of operations, financial condition, and prospects could be harmed.

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Changes in internet search engine algorithms and dynamics could have a negative impact on traffic for our website and, ultimately, our business, financial condition, results of operations, and prospects.

•	We have a history of net losses and we may not be able to achieve or maintain profitability in the future.

•	Our results of operations may fluctuate from quarter to quarter, which makes them difficult to predict.

•	We are in the early stages of our monetization efforts and there is no assurance we will be able to scale our business for future growth.

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We generate substantially all of our revenue from advertising. The failure to attract new advertisers, the loss of advertisers, or the reduction of or failure by advertisers to maintain or increase their advertising budgets would adversely affect our business.

•	We may not succeed in further expanding and monetizing our platform internationally and may be subject to increased international business and economic risks.

•	Our business, results of operations, financial condition and prospects may be harmed by our failure to timely and effectively scale and adapt our existing technology and infrastructure.

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Redditor growth and engagement depends upon effective interoperation with operating systems, networks, devices, web browsers, online application stores, regulations, and standards that we do not control. Changes in our products or to those operating systems, networks, devices, web browser, online application stores, regulations, or standards may harm Redditor retention, growth, and engagement, which could harm our business, results of operations, financial condition, and prospects.

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If our security measures are breached, or if our products and services are subject to attacks involving our systems or data, some of which contain personal information, or that degrade or deny the ability of users to access our products and services, our products and services may be perceived as not being secure, Redditors and advertisers may curtail or stop using our products and services, and our reputation, business, results of operations, financial condition, and prospects could be harmed.

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Our business is subject to increasingly complex and evolving laws, rules, regulations, industry standards, and other legal obligations regarding content, consumer protection, competition, privacy, and other matters. Failure to comply with such laws, rules, regulations, industry standards, and other legal obligations could harm our business.

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Interest in our Class A common stock from retail and other individual investors, for reasons unrelated to our underlying business or macro or industry fundamentals, could result in increased volatility in the market price of our Class A common stock.

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The multi-class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the listing of our Class A common stock on the Nasdaq Global Select Market, including our directors, executive officers, and 5% stockholders, and their respective affiliates, who will hold in the aggregate         % of the voting power of our capital stock following the offering. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any major corporate transaction requiring stockholder approval, including change of control transactions.

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We intend to enter into a Governance Agreement that grants our principal stockholder certain rights with respect to the control and management of our business, which may prevent us from taking actions that may be beneficial to us and our other stockholders.

•	Redditors’ participation in this offering could result in increased volatility in the market price of our Class A common stock.

Corporate Information

We were incorporated as a Delaware corporation in May 2011. Our principal executive offices are located at 1455 Market Street, Suite 1600, San Francisco, California 94103, and our telephone number is (415) 891-7717. Our corporate website address is www.redditinc.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Channels for Disclosure of Information

Investors, the media, and others should note that, after the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission, the investor relations page on our website, press releases, public conference calls, webcasts, and on the subreddit r/reddit, available at www.reddit.com/r/reddit. The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Implications of Being an Emerging Growth Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

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we will present in this prospectus only two years of audited annual financial statements, plus any required unaudited financial statements, and related management’s discussion and analysis of financial condition and results of operations;

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we will avail ourselves of the exemption from the requirement to obtain an attestation and report from our independent registered public accounting firm on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	we will provide less extensive disclosure about our executive compensation arrangements; and

•	we will not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act; however, we may adopt certain new or revised accounting standards early. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

THE OFFERING

Class A common stock offered by us	shares

Over-allotment option to purchase additional shares of Class A common stock	shares

Class A common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their over-allotment option in full)

Class B common stock to be outstanding immediately after this offering	shares

Class C common stock to be outstanding immediately after this offering	None

Class A, Class B, and Class C common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their over-allotment option in full)

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $                 (or $                 if the underwriters exercise their over-allotment option in full), based upon an assumed initial public offering price of $                 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the net proceeds to in-license, acquire, or invest in complementary technologies, assets, or intellectual property. We periodically evaluate strategic opportunities; however, we have no current commitments to enter into any such acquisitions or make any such investments at this time. We intend to use some of the net proceeds to satisfy tax withholding obligations related to the vesting and settlement of RSUs, which will begin to vest in connection with and after the completion of this offering. We do not currently know the amount of net proceeds that would be used to satisfy these tax withholding obligations because it depends on many factors, including our share price on the date of settlement and the number of shares underlying RSUs that are settled on such date.

We will have broad discretion in the way that we use the net proceeds of this offering. See “Use of Proceeds” for more information.

Voting rights

Shares of our Class A common stock are entitled to one vote per share.

Shares of our Class B common stock are entitled to 10 votes per share.

Shares of our Class C common stock are entitled to no votes per share.

Holders of our Class A and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation or our amended and restated bylaws. The holders of our outstanding Class B common stock will hold approximately     % of the voting power of our outstanding capital stock after the completion of this offering, with our directors and executive officers and their affiliates holding approximately     %, after giving effect to the voting agreement to be entered into between Advance Magazine Publishers Inc. (“Advance”), our principal stockholder, and Steven Huffman, our Chief Executive Officer and President and a member of our board of directors, and assuming no exercise by the underwriters of their option to purchase additional shares to cover over-allotments, if any, and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction, subject to the rights granted to Advance in the governance agreement that we intend to enter into with Advance and Mr. Huffman in connection with this offering. See “Principal Stockholders,” “Description of Capital Stock,” and “Certain Relationships and Related-Party Transactions—Governance Agreement” for more information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in our Class A common stock.

Proposed Nasdaq Global Select Market symbol	“RDDT”

In this prospectus, the number of shares of our common stock to be outstanding after this offering is based on 10,270,872 shares of our Class A common stock and 119,130,106 shares of our Class B common stock outstanding as of December 31, 2021, in each case, after giving effect to the Preferred Stock Conversion (as defined below) and no shares of Class C common stock outstanding.

The number of shares of our common stock to be outstanding after this offering does not include:

•	17,694,171 shares of our Class A common stock issuable upon the exercise of outstanding stock options as of December 31, 2021, having a weighted-average exercise price of $8.08 per share;

•	8,426,234 shares of our Class B common stock issuable upon the exercise of outstanding stock options as of December 31, 2021, having a weighted-average exercise price of $1.85 per share;

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6,682,449 restricted stock units (“RSUs”) covering shares of our Class A common stock that are issuable upon satisfaction of service-based and liquidity-based vesting conditions outstanding as of December 31, 2021, for which the service-based vesting condition was not yet satisfied as of December 31, 2021, and 277,686 RSUs covering shares of Class A common stock outstanding as of December 31, 2021, for which the liquidity-based vesting condition will be satisfied in connection with this offering and for which the service-based vesting condition was satisfied as of December 31, 2021;

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3,950,214 performance-based restricted stock units (“PRSUs”) covering shares of our Class A common stock that are issuable upon satisfaction of performance- or market-based vesting conditions outstanding as of December 31, 2021, for which the performance- or market-based vesting condition was not yet satisfied as of December 31, 2021, and 100,000 PRSUs covering shares of Class A common stock outstanding as of December 31, 2021, for which the liquidity-based vesting condition will be satisfied in connection with this offering and for which the performance-based vesting condition was satisfied as of December 31, 2021;

•

562,447 PRSUs covering shares of our Class B common stock that are outstanding as of December 31, 2021, for which the liquidity-based vesting condition will be satisfied in connection with this offering and for which the performance-based vesting condition was satisfied as of December 31, 2021;

•	1,358,670 RSUs covering shares of our Class A common stock that are issuable upon satisfaction of a service-based vesting condition granted subsequent to December 31, 2021;

•

9,195,918 shares of our Class A common stock reserved for future issuance under our 2017 Equity Incentive and Grant Plan (as amended, the “2017 Plan”) as of December 31, 2021, which number of shares will be added to the shares of our Class A common stock to be reserved for future issuance under our 2022 Plan (as defined below) upon its effectiveness, at which time we will cease granting awards under our 2017 Plan;

•

                 shares of our Class A common stock reserved for future issuance under our 2022 Incentive Award Plan (the “2022 Plan”), which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective, as well as any future increases in the number of shares of Class A common stock reserved for issuance under the 2022 Plan; and

•

                 shares of our Class A common stock reserved for future issuance under our Employee Stock Purchase Plan (the “ESPP”), which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective, as well as any future increases in the number of shares of Class A common stock reserved for issuance under the ESPP.

Except as otherwise indicated, all information in this prospectus assumes or gives effect to:

•	the adoption, filing, and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering;

•

the conversion of all outstanding shares of our convertible Series F-1 preferred stock outstanding into 5,104,017 shares of our Class A common stock immediately prior to the completion of this offering and the conversion of all outstanding shares of our convertible Series A, Series A-1, Series B, Series C, Series D, Series D-1, Series E, and Series F preferred stock outstanding into 67,917,432 shares of our Class B common stock immediately prior to the completion of this offering (the “Preferred Stock Conversion”);

•	no exercise of outstanding stock options or settlement of outstanding RSUs or PRSUs after December 31, 2021; and

•	no exercise by the underwriters of their over-allotment option to purchase additional shares of our Class A common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary consolidated financial data. The summary consolidated statements of operations data for the years ended December 31, 2020 and 2021 and the summary consolidated balance sheet data as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

You should read the following summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace, and are qualified in their entirety by, the consolidated financial statements and related notes.

	Year Ended December 31,
	2020	2021
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Revenue	$228,908	$484,916
Costs and expenses(1):
Cost of revenue	55,026	72,565
Research and development	117,526	256,975
Sales and marketing	75,396	137,867
General and administrative	43,517	144,722

Total costs and expenses	291,465	612,129

Income (loss) from operations	(62,557)	(127,213)
Other income (expense), net	3,486	(343)

Income (loss) before income taxes	(59,071)	(127,556)
Income tax expense (benefit)	102	340

Net income (loss)	$(59,173)	$(127,896)

Net income (loss) per share attributable to Class A and Class B common stock, basic and diluted(2)	$(1.23)	$(2.47)
Weighted-average shares of Class A and Class B common stock used to compute net income (loss) per share, basic and diluted	48,257,578	51,693,315
Unaudited pro forma net income (loss) per share attributable to Class A and Class B common stock, basic and diluted(2)
Unaudited pro forma weighted-average shares of common stock used to compute pro forma net income (loss) per share attributable to Class A and Class B common stock, basic and diluted
Other Financial Information:
Adjusted EBITDA(3)	$(39,377)	$29,955
Net cash provided by (used in) operating activities	$(61,843)	$(130,187)
Free Cash Flow(4)	$(64,893)	$(132,486)

(1)	Costs and expenses includes stock-based compensation expense as follows:

	Year Ended December 31,
	2020	2021
	(in thousands)
Cost of revenue	$553	$61
Research and development	11,114	65,616
Sales and marketing	4,675	14,493
General and administrative	4,904	69,696

Stock-based compensation expense	$21,246	$149,866

In connection with a tender offer and secondary sales of our common stock, stock-based compensation expense for the year ended December 31, 2021 included $122.8 million for the amount paid in excess of the estimated fair value of the common stock as of the date of the transactions.

(2)

See Note 4—Net Income (Loss) per Share of the notes to our consolidated financial statements included elsewhere in this prospectus for a description of how we compute basic and diluted net income (loss) per share attributable to Class A and Class B common stock and pro forma basic and diluted net income (loss) per share attributable to Class A and Class B common stock. The rights, including the liquidation and dividend rights, of Class A and Class B common stock are substantially identical other than voting rights. Accordingly, the Class A and Class B common stock share in our net income (losses).

(3)

See “—Adjusted EBITDA” below for more information and for a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.

(4)

See “—Free Cash Flow” below for more information and for a reconciliation of Free Cash Flow to net cash provided by (used in) operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP. For the year ended December 31, 2021, Free Cash Flow included tender offer payments that were deemed compensation of $101.1 million.

		December 31, 2021
	December 31, 2020	Actual	Pro Forma(1)	Pro Forma, As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and marketable securities	$367,239	$1,413,132	$	$
Working capital	423,956	1,530,416
Total assets	524,139	1,645,109
Total liabilities	65,008	77,630
Convertible preferred stock	610,744	1,853,492
Additional paid-in capital	105,502	181,407
Accumulated deficit	(247,014)	(467,188)
Total stockholders’ equity (deficit)	(151,613)	(286,013)

(1)

The pro forma column above reflects (i) the Preferred Stock Conversion, (ii) stock-based compensation expense of approximately $69.7 million, comprised of $54.6 million associated with outstanding RSUs subject to service-based and liquidity-based vesting conditions for which the service-based vesting condition was satisfied as of December 31, 2021, and $15.1 million associated with outstanding RSUs subject to liquidity-based vesting conditions and performance- or market-based vesting conditions for which the performance- or market-based vesting conditions were satisfied as of December 31, 2021, both of which we will recognize upon the completion of this offering, as further described in Note 10—Convertible Preferred Stock to our consolidated financial statements included elsewhere in this prospectus, (iii) the increase in accrued expenses and other current liabilities and an equivalent decrease in additional paid-in capital of              in connection with the withholding tax obligations, based on an assumed public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, as we intend to issue shares of Class A common stock on a net basis to satisfy the associated withholding tax obligations, (iv) the net issuance of              shares of Class A common stock and              shares of Class B common stock that will vest and be issued from the settlement of such RSUs, and (v) the adoption, filing, and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering. The pro forma adjustment related to stock-based compensation expense of approximately $69.7 million has been reflected as an increase to additional paid-in capital and accumulated deficit.

(2)

The pro forma as adjusted column above gives effect to (i) the pro forma adjustments set forth above and (ii) our receipt of estimated net proceeds from the sale of              shares of Class A common stock that we are offering at an assumed initial public offering price of $            per share, the midpoint of the assumed price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease the amount of our pro forma as adjusted cash, cash equivalents, and marketable securities, working capital, total assets, common stock and capital in excess of par value, and total stockholders’ equity (deficit) by $                , assuming that the number of shares of our Class A common stock offered, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash, cash equivalents, and marketable securities, working capital, total assets, common stock and capital in excess of par value, and total stockholders’ equity (deficit) by $                , assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures to supplement our consolidated financial statements, which are presented in accordance with GAAP, to evaluate our core operating performance. These non-GAAP financial measures include Adjusted EBITDA and Free Cash Flow. We use these non-GAAP financial measures to facilitate reviews of our operational performance and as a basis for strategic planning. By excluding certain items that are non-recurring or not reflective of the performance of our normal course of business, we believe that Adjusted EBITDA and Free Cash Flow provide meaningful supplemental information regarding our performance. Accordingly, we believe these non-GAAP financial measures are useful to investors and others because they allow investors to supplement their understanding of our financial trends and evaluate our ongoing and future performance in the same manner as management. However, there are a number of limitations related to the use of non-GAAP financial measures as they reflect the exercise of judgment by our management about which expenses are excluded or included in determining these non-GAAP measures, and these non-GAAP measures should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with GAAP. Other companies, including companies in our industry, may calculate these non-GAAP financial measures differently or not at all, which reduces their usefulness as comparative measures.

Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss) excluding interest (income) expense, net, income tax expense (benefit), depreciation and amortization, stock-based compensation expense and related taxes, other (income) expense, net, and certain other non-cash items impacting net income (loss) from time to time. Other (income) expense, net consists primarily of realized gains and losses on sales of marketable securities, foreign currency transaction gains and losses, and other income and expense that are not indicative of our ongoing business performance. To evaluate our core operating results, we exclude other (income) expense, net from Adjusted EBITDA. We consider the exclusion of certain non-cash items in calculating Adjusted EBITDA to provide a useful measure for investors and others to evaluate our operating results in the same manner as management.

The following table presents a reconciliation of our net income (loss), the most directly comparable financial measure presented in accordance with GAAP, to Adjusted EBITDA:

	Year Ended December 31,
	2020	2021
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net income (loss)	$(59,173)	$(127,896)
Add (deduct):
Interest (income) expense, net	(3,987)	(355)
Income tax expense (benefit)	102	340
Depreciation and amortization	1,934	2,813
Stock-based compensation expense and related taxes	21,246	154,356
Other (income) expense, net	501	697

Adjusted EBITDA	$(39,377)	$29,955

Free Cash Flow

Free Cash Flow represents net cash provided by operating activities less purchases of property and equipment. We believe that Free Cash Flow is useful to investors as a liquidity measure because it measures our ability to generate or use cash. Once our business needs and obligations are met, cash can be used to maintain a strong balance sheet and invest in future growth. Additionally, we believe that Free Cash Flow is an important measure since we use third-party infrastructure partners to host our services and therefore we do not incur significant capital expenditures to support revenue generating activities.

The following table presents a reconciliation of net cash provided by operating activities, the most directly comparable financial measure calculated in accordance with GAAP, to Free Cash Flow:

	Year Ended December 31,
	2020	2021
	(in thousands)
Reconciliation of Free Cash Flow:
Net cash provided by (used in) operating activities	$(61,843)	$(130,187)
Less:
Purchases of property and equipment	(3,050)	(2,299)

Free Cash Flow	$(64,893)	$(132,486)

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below as well as the other information in this prospectus, including our consolidated financial statements and the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our Class A common stock. The occurrence of any of the events or developments described below could adversely affect our business, results of operations, financial condition, and prospects. In such an event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also impair our business, results of operations, financial condition, and prospects.

Risks Related to Our Business

If we fail to increase or retain our user base, and in particular, our DAUq, or if user engagement declines, our business, results of operations, financial condition, and prospects will be harmed.

The size of our user base and their level of engagement are critical to our success. Our financial performance has been, and will continue to be, significantly determined by our success in growing our user base so that we add Redditors, and those Redditors become more active users – more specifically, daily active uniques (“DAUq”). We define a DAUq as a user whom we can identify with a unique identifier who has visited a page on the Reddit website, www.reddit.com, or opened a Reddit application at least once during a 24-hour period. DAUq is a user metric utilized by our management team. While it may be used to gauge usage of our platform, it may not correlate to revenue.

If our platform is not perceived to be interesting, useful, reliable, or trustworthy, we may not be able to attract or retain Redditors or otherwise maintain or increase the frequency and duration of their engagement. In addition, in order to grow, we need to penetrate additional demographics. We may not be able to further increase the number of Redditors in this demographic, and we may not be able to increase the number of Redditors in other demographics, and as a result, our user base may not grow.

Additionally, the absolute number of our DAUq and DAUq growth rate have decreased in the past and may fluctuate or decrease in one or more markets from time to time due to various factors. Although we saw increased growth in our user base during the COVID-19 pandemic, we have experienced, and may continue to experience, lower levels of DAUq growth or declining DAUq as the effects of the COVID-19 pandemic subside. We have also experienced peaks in usage surrounding certain events and trends, including the Superbowl and traffic related to r/wallstreetbets. Furthermore, we anticipate that our DAUq growth rate will slow over time as the number of our DAUq increases. To the extent our DAUq growth rate slows or becomes negative, our success will increasingly depend on our ability to increase levels of engagement and monetization on our platform, including the level at which users visiting us from search traffic become more frequent users of our platform. A number of factors could harm Redditor growth and engagement, including if:

•	Redditors engage with other products, services, or activities as an alternative to ours;

•	our competitors incorporate features into their products that are substantially similar to ours or improve upon such features when including them in their products;

•	we fail to introduce new and improved products or services or we introduce new or improved products or services that negatively affect Redditor engagement;

•	we are unable to convert DAUq who come to our platform through internet search engines to register and log-in;

•	Redditors feel that their Reddit experience is diminished as a result of our decisions with respect to the frequency, prominence, and size of ads that we display, or the quality of the ads displayed;

•	influential Redditors or certain demographics of Redditors conclude that an alternative product or service better meets their needs;

•	we are unable to convince new Redditors of the value and usefulness of our products and services;

•	technical or other problems prevent us from delivering our products or services in a rapid and reliable manner or otherwise affect the Redditor experience with our platform;

•	Redditors have difficulty installing, updating, or otherwise accessing our products on mobile devices;

•	Redditors are unable to locate content that is interesting, useful, and relevant to them, or otherwise find content available on our platform objectionable;

•	there are Redditor concerns related to privacy and communication, safety, security, or other factors;

•	we are unable to combat harmful or inappropriate usage of our platform;

•	there are adverse changes in our products or services that are mandated by, or that we elect to make to address, legislation, regulatory authorities, or litigation, including settlements;

•	we fail to keep pace with evolving online, market, and industry trends; or

•	we are the subject of adverse media reports or other negative publicity.

We believe that sustained meaningful active Redditor growth is dependent on improving our products and services to demonstrate our value proposition to a larger audience, which we believe may take a considerable amount of time. If we are unable to increase our DAUq, or their growth rate, or if these metrics decline, our products and services could be less attractive to potential new users, as well as to advertisers, which would harm our business, results of operations, financial condition, and prospects.

Early in the COVID-19 pandemic, we experienced an increase in Redditor growth and engagement, and our rate of growth may decline as the COVID-19 pandemic subsides.

Early in the COVID-19 pandemic, we saw an increase in Redditor growth and engagement on our platform. The recent lifting of COVID-19 pandemic restrictions has presented challenges, such as a decline in Redditor growth and engagement. In addition, Redditor behavior may change unexpectedly and in ways that are difficult for us to anticipate or measure, resulting in a decrease in engagement with, or reduced or different usage of, our platform. Our Redditor and revenue growth rates may continue to be volatile in the near term as a result of the COVID-19 pandemic, although we are unable to predict the duration or degree of such volatility with any certainty. In addition, our growth rate may decline as the COVID-19 pandemic subsides. As a result, our financial and operating measures may not be indicative of results for future periods.

We are currently unable to accurately predict the full impact that the COVID-19 pandemic has had or will have on our business, results of operations, financial condition, and prospects due to numerous uncertainties, including the severity and transmission rate of the virus and its variants, duration of the pandemic, resurgences, the extent and effectiveness of containment actions and other public health measures, the development, distribution, and public acceptance of vaccines, and treatments and the impact of these and other factors on our employees, Redditors, and advertisers. The COVID-19 pandemic, as well as any subsequent recovery period, may also have the effect of heightening many of the other risks described in these “Risk Factors” and elsewhere in this prospectus.

If Redditors do not continue to contribute content or their contributions are not valuable or appealing to other Redditors, we may experience a decline in the number of Redditors accessing our products and services and in user engagement, which could result in the loss of advertisers and may harm our reputation, business, results of operations, financial condition, and prospects.

Our success depends on our ability to provide users of our products and services with valuable content, which in turn depends on the content contributed by Redditors. We seek to foster a broad and engaged Redditor community. If Redditors do not continue to contribute content and otherwise engage with our platform, and we are unable to provide Redditors with valuable and timely content, our user base and their engagement may decline. Further, a large portion of the content on our platform comes from a small number of Redditors contributing to communities (which are also known as subreddits). If prolific Redditors do not continue to contribute content and otherwise engage with our platform, or decide to leave our platform and encourage other Redditors to follow them to a new platform, our user base and their engagement may decline. Our platform may also be used by third parties to disseminate abusive or other harmful content in violation of our terms and applicable law. We may not proactively discover or quickly respond to such content once alerted to it due to our scale and the limitations of existing technology and operational infrastructure. If we are unable to successfully prevent or detect and timely address abusive or other harmful behavior on our platform, the number of Redditors and their engagement may decline. Additionally, in keeping with our mission to bring belonging to everyone in the world, our site-wide content policy is designed to be protective, but not intrusive. If Redditors perceive the content available on Reddit to be offensive, inappropriate, hostile, or otherwise objectionable, we may experience a decline in user activity altogether, or among certain demographics. We generate substantially all of our revenue from the sale of advertising services. If we experience a decline in the number of Redditors, or a decrease in Redditor growth rate or engagement, including as a result of lack of valuable or appealing content, or the loss of influential Redditors or subreddits, advertisers may not view our products and services as attractive for their marketing expenditures, and may reduce their spending with us, which would harm our reputation, business, results of operations, financial condition, and prospects.

Our business depends on a strong brand and reputation, and if we are unable to maintain and enhance our brand and reputation, our ability to expand our user and advertiser base will be impaired and our business, results of operations, financial condition, and prospects could be harmed.

We believe that our brand identity and reputation, including that our service is an empowering environment, has significantly contributed to the success of our business. We also believe that maintaining and enhancing the “Reddit” brand and reputation is critical to retaining and growing our user and advertiser base. We anticipate that maintaining and enhancing our brand and reputation will depend largely on our continued ability to provide high-quality, relevant, reliable, trustworthy, and innovative products, which may require substantial investment and may not be successful. We may need to introduce new products or updates to existing products that require Redditors to agree to new terms of service that Redditors do not like, which may negatively affect our brand and reputation. Additionally, advertisements or actions of our advertisers may affect our brand and reputation if Redditors do not think the advertisements help them accomplish their objectives, view the advertisements as intrusive, annoying or misleading or have poor experiences with our advertisers.

Our brand and reputation may also be negatively affected by the content or actions of Redditors that are deemed to be hostile or inappropriate to other Redditors, by the actions of Redditors acting under false or inauthentic pretenses, by the use of our products or services to disseminate information that is deemed to be misleading, or by the use of our service for illicit, illegal, or objectionable ends. We also may fail to respond expeditiously or at all to the sharing of illegal, illicit, or objectionable content on our platform or objectionable practices by advertisers, or to otherwise address Redditors’ concerns, which could erode confidence in our brand and damage our reputation. We expect that our ability to identify and respond to this content in a timely manner may decrease as the number of Redditors grows, as the amount of content on the platform increases, or as we expand our products and services, such as video. Any governmental or regulatory inquiry, investigation, or action, including based on the appearance of illegal, illicit, or objectionable content on our platform or the failure to comply with applicable laws, rules, and regulations, could damage our brand and reputation, regardless of the outcome.

We receive a high degree of media coverage globally. We have experienced, and expect to continue to experience, media, legislative, governmental, and regulatory scrutiny of our decisions. Unfavorable publicity and scrutiny involving us, including regarding our data privacy, copyright, content, or other practices, product changes, product quality, litigation, or regulatory action, or regarding the actions of our employees, Redditors, or advertisers, or other issues, may significantly harm our brand and reputation, and could adversely affect the size, demographics, engagement, and loyalty of our user base. In addition, unfavorable publicity and scrutiny of other companies in our industry, including their impact on user “screen time” or their data privacy practices, could also have a negative impact on our brand and reputation. These concerns, whether actual or unfounded, may also deter Redditors or our advertisers from using our service.

In addition, we may fail to adequately address the needs of Redditors or our advertisers, which could erode confidence in our brand and damage our reputation. If we fail to promote and maintain the “Reddit” brand or preserve our reputation, or if we incur excessive expenses in this effort, our business, results of operations, financial condition, and prospects could be harmed.

Changes in internet search engine algorithms and dynamics could have a negative impact on traffic for our website and, ultimately, our business, financial condition, results of operations, and prospects.

Our success depends in part on our ability to attract online visitors to our website. We rely, in part, on internet search engines, such as Google, to generate traffic to our website, primarily through free or organic searches. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our websites may be ranked lower in the search results or are otherwise less visible in a user’s search. In addition, a search engine could, for competitive or other purposes, alter its search algorithms or results, causing our website to place lower in organic search query results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking of our website or those of our partners, our business, results of operations, financial condition, and prospects could be adversely affected.

We have a history of net losses and we may not be able to achieve or maintain profitability in the future.

We have incurred net losses since our inception, and we expect to continue to incur net losses in the near future. We incurred net losses of $(59.2) million and $(127.9) million for the years ended December 31, 2020 and 2021, respectively. As of December 31, 2021, we had an accumulated deficit of $(467.2) million. We also expect our operating expenses to increase significantly in future periods, and if our revenue growth does not increase to more than offset these anticipated increases in our operating expenses, our business, results of operations, financial condition, and prospects will be harmed, and we may not be able to achieve or maintain profitability. We expect our costs and expenses to increase in future periods as we intend to continue to make significant investments to broaden our user base, develop and implement new products, market new and existing products and promote our brand, continue to expand our technical infrastructure, and continue to hire additional employees (with a related expected increase in payroll and stock-based compensation expense). Some of these investments may generate only limited revenue and reduce our operating margin. If our investments are not successful, our ability to increase revenue may be adversely affected. In addition to the expected costs to grow our business, we also expect to incur significant additional legal, accounting, and other expenses as a newly public company. If we fail to increase our revenue to exceed the increases in our operating expenses, we will not be able to achieve or maintain profitability in the future.

Our results of operations may fluctuate from quarter to quarter, which makes them difficult to predict.

Our quarterly results of operations have fluctuated in the past and will fluctuate in the future, based on the seasonality of our business as well as external factors impacting the global economy. For example, we have historically seen an increase in usage and advertiser spending in the fourth quarter, at least in part due to the holiday season, typically followed by a weaker first quarter. As a result, our past quarterly results of operations are not necessarily indicative of future performance. Our results of operations and financial condition in any given quarter can be influenced by numerous factors, many of which we are unable to predict or that are outside of our control, including:

•	our ability to maintain and grow our DAUq and their activity on Reddit;

•	the level of demand for our products and services;

•	the development and introduction or termination of new products, features or services by us or our competitors;

•	seasonal fluctuations in Redditor engagement on our platform;

•	our ability to attract and retain advertisers;

•	our pricing model and our ability to maintain or improve revenue and operating margins;

•	increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	our ability to successfully expand internationally and penetrate key demographics;

•	our ability to maintain operating margins, cash used in operating activities and free cash flow;

•	system failures or actual or perceived data breaches or other security or privacy-related incidents, and the costs associated with such failures, breaches, and remediations;

•	inaccessibility of our platform, or certain features within our platform, due to third-party actions;

•	increase in stock-based compensation expense;

•	our ability to effectively incentivize our workforce;

•	costs related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs;

•	adverse litigation judgments, settlements, or other litigation and dispute-related costs;

•

changes in the legislative or regulatory environment, including with respect to privacy and data protection, consumer protection, and liability resulting from user-generated content, or enforcement by government regulators, including fines, orders, or consent decrees;

•	fluctuations in the market values of our portfolio investments and interest rates or impairments of any assets on our balance sheet;

•	changes in our effective tax rate;

•	changes in accounting standards, policies, guidance, interpretations, or principles; and

•	changes in domestic and global business or verticals or macroeconomic conditions.

Given our limited effective operating history as an independent company and the rapidly evolving markets in which we compete, our historical results of operations may not be useful to you in predicting our future results of operations. In addition, global economic concerns continue to create uncertainty and unpredictability and add risk to our future outlook. An economic downturn or economic uncertainty in any particular region in which we do business or globally could cause reductions in our revenue, operating margins, and cash flows, increased price competition, and increased operating costs, each of which could adversely affect our business, results of operations, financial condition, and prospects.

We are in the early stages of our monetization efforts and there is no assurance we will be able to scale our business for future growth.

We are in the early stages of our monetization efforts, and as such, we are still scaling our revenue model. Our growth strategy depends on, among other things, attracting more advertisers, scaling our business with existing advertisers, and expanding our advertising services. There is no assurance that this revenue model will be successful or that we will generate increasing revenue. To sustain or increase our revenue, we must attract new advertisers, encourage existing advertisers to maintain or increase their advertising spend on our platform, expand the number of markets where we offer advertising, and increase the breadth and functionality of our advertising services, including new advertising formats and measurement tools.

In order to obtain new advertisers and further our relationship with current advertisers, we must increase the absolute number of DAUq on our platform and their engagement. There is no assurance that our user growth or engagement strategy will continue to be successful or that we will increase the number of DAUq or the amount of monetizable content on our platform. We need to increase the number of DAUq who post and consume content on the platform as our monetization model depends on these engagements. Without such growth, we could see our supply of monetizable inventory stay constant or decrease, which may limit or hinder our ability to increase revenue.

As we continue to grow our advertiser base, our revenue depends on our ability to effectively serve enough advertisements that meet the objectives of our advertisers while maintaining a high-quality user experience. If we are unable to do this on our platform due to either a decline in DAUq, or changes in our products or services or Redditor behavior that reduce our ability to display as many advertisements as our advertisers may request, our business, results of operations, financial condition, and prospects would be adversely affected. Our advertising business can be inventory constrained at times, and the attendant impact on the supply and pricing of our advertising inventory could affect the financial performance of our business. We could find ourselves unable to match customer advertising specifications with available inventory, leaving Reddit unable to deliver the advertising inventory requested and receiving less revenue than otherwise expected. This also could put upward pressure on advertising prices and potentially impact the return advertisers get on this spend, which in turn could affect future advertiser spending.

In addition, to scale the growth of our advertising services, we will have to successfully develop and target ad products tailored to the interests of our advertising customers and our user base, which may require additional user data. If we are unable to do this with the data, technology, and resources available to us, we may need to consider alternatives to grow our business.

We generate substantially all of our revenue from advertising. The failure to attract new advertisers, the loss of advertisers, or the reduction of or failure by advertisers to maintain or increase their advertising budgets would adversely affect our business.

Substantially all of our revenue is generated from third parties advertising on our platform. For the year ended December 31, 2021, approximately 96% of our revenue was generated from third parties advertising on our platform. In addition, a substantial portion of our revenue is derived from a small number of advertisers, with our top ten largest customers accounting for approximately 35% of our revenue for the year ended December 31, 2021. As is common in our industry, our advertisers do not have long-term advertising commitments with us. In addition, many of our advertisers purchase our advertising services through one of several large advertising agency holding companies. Our revenue could be harmed by the loss of, or a deterioration in our relationship with, any of our largest advertisers or with any advertising agencies or the holding companies that control them. Advertising agencies and potential new advertisers may view our advertising products and services as experimental and unproven, and we may need to devote additional time and resources to educate them about our products and services. Advertisers will not continue to do business with us, or they will reduce the prices they are willing to pay to advertise with us, if we do not deliver ads in an effective manner, or if they do not believe that their investment in advertising with us will generate a competitive return relative to alternatives, including online, mobile, and traditional advertising platforms. Our advertising revenue could be adversely affected by a number of other factors, including:

•	decreases in the number of our DAUq or DAUq growth rate;

•	decreases in Redditor interactions with us and with the ads on our platform;

•	our advertisers’ ability to optimize their campaigns or measure the results of their campaigns;

•	our inability to monetize DAUq at the same rate as DAUq growth, including if that growth occurs in markets that do not generate as much revenue as the United States;

•	restrictions placed on, or the relevance of, advertisements outside of the United States;

•	product or service changes we may make that change the size, frequency, or relative prominence of ads displayed on our platform or otherwise impact Redditor engagement with ads;

•	disruptions of accessibility to our platform;

•	our inability to increase advertiser demand and inventory;

•	our inability to make ads on our platform more relevant and effective;

•	our inability to effectively monetize our international user base or our logged-out audience;

•	the degree to which Redditors access Reddit content through applications that do not contain our ads;

•	the impact of new technologies that could block or obscure the display of our ads;

•	adverse legal developments relating to advertising or advertising effectiveness measurement tools, including legislative and regulatory developments, and developments in litigation;

•	adverse media reports or other negative publicity involving us or other companies in our industry;

•	our inability to create new products and services that sustain or increase the value of our advertising services to both our advertisers and Redditors; and

•	the impact of macroeconomic conditions and conditions in the advertising industry in general.

The occurrence of any of these or other factors could result in a reduction in demand for our ads, which may reduce the prices we receive for our ads, either of which would negatively affect our business, results of operations, financial condition, and prospects.

Additionally, as a result of the COVID-19 pandemic, the ability and willingness of advertisers to spend on our platform has fluctuated with general market uncertainty. For example, we experienced a reduction in advertising demand and a related decline in pricing during the onset of the pandemic. In addition, we have experienced, and may continue to experience, lower levels of DAUq growth as the restrictions related to the COVID-19 pandemic begin to ease and continue to evolve. We cannot predict how evolving events related to the COVID-19 pandemic will continue to affect DAUq and advertiser behavior in the future.

We may not succeed in further expanding and monetizing our platform internationally and may be subject to increased international business and economic risks.

We plan to continue expanding our business operations outside the United States and offering content and advertising to Redditors and advertisers in other languages and countries. We plan to continue to enter new international markets where we have limited or no experience in deploying our services or selling advertisements. In order to expand successfully, we need to offer content and products that are tailored to the interests of local Redditors and the needs of local advertisers, each of which requires significant investment of time and resources. We may launch our advertising platform in countries where we do not have sales staff in place, where market perception of our services and ad platform may be low, or where our audience size in a given market may not meet advertiser expectations, all or any of which could limit our ability to monetize our platform in those countries. As we expand into new international markets, we may not yet understand the full scope of prospective users’ interests, demographics, and culture in those markets, as well as advertiser expectations, target audiences, and return on advertising spend. This may cause us to expand into markets before we are able to offer a service and advertising platform that has been sufficiently localized for those markets or where those markets lack the necessary demand and infrastructure for long-term adoption of our services. For example, we may experience challenges adapting our content and search tools or establishing sufficient high-quality content to deliver relevant localized experiences in new markets. This may cause us to limit our expansion or decrease our operations in international markets, including discontinuing advertising in those markets or not monetizing those markets at all, which could harm our reputation, business, results of operations, financial condition, and prospects. If we are unsuccessful in deploying, scaling or managing our operations in international markets, our business, results of operations, financial condition, and prospects could be adversely affected.

We are subject to a variety of risks inherent in doing business internationally, and our exposure to these risks will increase as we continue to expand our operations, user base and advertiser base globally. These risks include:

•	operational and compliance challenges caused by distance and language and cultural differences;

•	challenges in adapting our content, products, and services to non-U.S. consumers’ preferences, languages, and customs;

•	challenges in adapting to the needs of non-U.S. advertisers in various countries and regions;

•	selective or inconsistent government regulatory action or enforcement;

•	political, social, or economic instability;

•	higher levels of credit risk and payment fraud;

•	enhanced difficulties of integrating any foreign acquisitions;

•	reduced protection for intellectual property and other proprietary rights in certain countries;

•	difficulties in staffing and managing global operations and the increased travel, infrastructure, and legal compliance costs associated with multiple international locations and subsidiaries;

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different regulations and practices with respect to employee/employer relationships, the existence of workers’ councils and labor unions, and other challenges caused by distance and language and cultural differences, making it harder to do business in certain international jurisdictions;

•	increasing labor costs due to high wage inflation in certain international jurisdictions;

•	compliance with statutory requirements relating to our equity;

•	regulations that might add difficulties in repatriating cash earned outside the United States and otherwise prevent us from freely moving cash;

•	import and export controls and restrictions and changes in trade regulations, including sanctions;

•	compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar laws in other jurisdictions;

•	compliance with the General Data Protection Regulation (the “GDPR”) and similar data privacy and data protection laws, rules, and regulations;

•	compliance with laws that might restrict content or advertising or require us to provide user information, including confidential information, to local authorities;

•	different laws and regulations with respect to our potential liability for content published on our platform by third parties;

•	macroeconomic conditions, such as the COVID-19 pandemic, which have had, and may continue to have, an impact on the pace of our global expansion;

•	compliance with multiple tax jurisdictions and management of tax impact of global operations; and

•	other risks and uncertainties described in this prospectus.

Moreover, geopolitical tensions in certain countries may prevent us from operating in certain countries or increase our costs of operating in those countries. Redditors may also be restricted from accessing Reddit from certain countries, and some countries have intermittently restricted access to Reddit. For example, Reddit is not directly accessible in China. Other governments have sought in the past, and may in the future seek, to restrict access to or block our website or mobile applications, censor content available through our products, or impose other restrictions that affect the accessibility or usability of Reddit for an extended period of time or indefinitely. Some countries have enacted, and other countries may in the future enact, laws that allow websites to be blocked for hosting certain types of content. Additionally, if enforcement authorities demand access to our user data, our failure to comply could lead to our inability to operate in such country or other punitive acts.

If we fail to successfully expand internationally, our business, results of operations, financial condition, and prospects could be adversely affected.

If we do not develop successful new products and services or improve existing products and services, our business will suffer.

Our ability to retain, increase, and engage Redditors and increase our revenue depends heavily on our ability to continue to evolve our existing products and services and to create successful new products and services. We may introduce significant changes to our existing products and services or acquire or introduce new and unproven products and services, including using technologies with which we have little or no prior development or operating experience such as Reddit Talk, a new live audio feature available to Reddit communities. These new products and updates may fail to increase the engagement of Redditors and our advertisers or partners, may subject us to increased regulatory requirements or scrutiny, and may even result in short-term or long-term decreases in such engagement by disrupting existing Redditor, advertiser, or partner behavior or by introducing performance and quality issues. Further, new ad formats, such as video ads, may be more engaging, and Redditors may then spend less time browsing or searching on our platform, which could adversely affect our revenue. We continue to incur substantial costs, and we may not be successful in generating profits, in connection with these efforts. In addition, the introduction of new products, or changes to existing products, may result in new or enhanced governmental or regulatory scrutiny, litigation, or other complications that could adversely affect our business and financial results. If our new or enhanced products fail to engage users, marketers, or developers, or if our business plans are unsuccessful, we may fail to attract new users or retain existing Redditors or to generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be adversely affected. In addition, we have invested, and expect to continue to invest, in improvements to our platform, new products and services, and other initiatives to generate revenue and increase our user base and their engagement. Such improvements to our platform, new products and services, and other initiatives may be costly, difficult to operate, and could divert management’s attention, and there is no guarantee that they will be positively received by Redditors or provide positive returns on our investment. In certain cases, new products that we develop may require regulatory approval prior to launch or may require us to comply with additional regulations or legislation. There is no guarantee that we will be able to obtain such regulatory approval, and our efforts to comply with these laws and regulations could be costly and divert management’s time and effort and may still not guarantee compliance. If we do not successfully develop new approaches to monetization or meet the expectations of Redditors or our advertisers or partners, we may not be able to maintain or grow our revenue as anticipated or recover any associated development costs, and our business, results of operations, financial condition, and prospects could be harmed.

Our business relies on an approach to content moderation that, while empowering community-led authenticity, can also result in content on the platform that can be unrelatable, offensive, and that may pose inherent risks.

Our business relies on a layered approach to content moderation. While our communities self-organize and set out rules that are tailored to the unique circumstances of their communities, we provide a set of overarching rules and policies that are intended to be protective, not intrusive. While our site-wide rules prohibit behavior such as harassment, bullying, and violence, including hate based on identity or vulnerability, our rules are not intended to be exhaustive of every potential situation that every community could encounter. Instead, we rely on our communities to devise their own rules to supplement our site-wide rules. Between our rules and the rules devised by our communities, we may not be able to adequately anticipate and cover every situation where harmful content may arise.

There can be significant good faith differences in opinion as to whether particular content violates our site-wide rules or the rules of a specific community. We and our moderators may inconsistently apply the rules, or make decisions regarding content with which other Redditors disagree. From time to time, we and the moderators may need to make difficult moderation decisions that are highly publicized or controversial, including that result in the departure or disengagement of large numbers of Redditors.

Our approach to content moderation inherently subjects us to numerous risks, including that we may:

•	fail to respond in a timely manner, or at all, to the sharing of illegal, illicit, abusive, harmful, or objectionable content on our platform;

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have difficulty identifying objectionable content, and separating such content from that which is otherwise permissible on our platform, for example, where the content is mistagged or misreported or where there are defects in our automated systems;

•

be more likely to be subject to claims relating to information or content that is published or made available on our platform, including our policies and enforcement actions with respect to such information or content. In particular, the nature of our business exposes us to claims related to defamation, dissemination of misinformation or news hoaxes, discrimination, harassment, intellectual property rights, rights of publicity and privacy, personal injury torts, laws regulating hate speech or other types of content, online safety, sex trafficking, consumer protection, and breach of contract, among others;

•	have an increased risk of reputational harm in the event that content or actions of some Redditors are deemed to be hostile or inappropriate, even if that content is permitted under our policies;

•	have an increased risk of negative publicity based on our decisions, or the decisions of our moderators, with respect to permitted or prohibited content; and

•	be unable to monetize a significant portion of the content available through our platform and the DAUq accessing such content if we or our advertising partners deem it unsuitable.

Even where we or the moderators enforce our rules against an individual or group of individuals whom we have identified as violating our rules, we cannot ensure that such individuals do not continue to disrupt our platform. Banned individuals can attempt to evade enforcement by creating a new account. Banned communities may try to reestablish under a different subreddit name. Bad actors may try to repost removed content. While we continue to work on improving our detection capabilities regarding this type of enforcement evasion, we may be unable to prevent such individuals or communities from further disrupting the platform and producing content that violates our rules.

If users or potential users perceive the content available on Reddit to be offensive, inappropriate, hostile, or otherwise objectionable, or if they perceive offensive content on Reddit to be representative of our community experience, our reputation would be harmed and we may experience a decline in growth, retention, and engagement. In addition, some people may perceive our layered approach to content moderation to mean that Reddit condones offensive content that is not removed from the platform. Growth in these perceptions could harm our reputation or impair our ability to maintain good relationships with our advertisers or attract new advertisers, which may seriously harm our business. We face significant competition for advertising spend. If advertising partners perceive our platform to be associated with content deemed to be objectionable or otherwise problematic, it could negatively affect our business, results of operations, financial condition, and prospects.

We rely on an approach to content moderation that depends on Redditors who volunteer to be moderators of their communities. If we fail to retain a sufficient number of moderators who are willing to work in good faith within our policies or if we fail to properly manage our relationship with moderators, or if a sizable number of moderators choose to take actions that disrupt our services, our business, results of operations, financial condition, and prospects could be adversely affected.

Redditors who volunteer to be moderators of Reddit communities are an important part of our business’ ecosystem. Each community relies on one or more moderators who not only review content but also define and enforce community rules. Our business relies on moderators to engage in good faith and to manage their subreddits in a manner that meets the needs of the subreddit’s members. Our approach to content moderation depends on the activities of the moderators to protect the experiences of the members of their communities. Our approach requires that moderators be sufficiently active in their moderation activities, depending on the size and scale of their communities. For the larger communities, the need for moderators can be significant, requiring ever-increasing numbers of moderators willing to volunteer their time to effectively scale with the size of the community. In addition, the enforcement demands placed on moderators can increase dramatically on short notice if traffic to a particular subreddit increases due to current events or trends, for example, r/wallstreetbets, or if a community is subject to coordinated spam or abuse campaigns, despite the availability of tools and the efforts of Reddit admin teams. As communities grow, it can become more and more challenging for communities to find qualified people willing to act as moderators.

Moreover, moderators within a community may disagree on the vision for, or direction of, the community, or may simply decide not to work together, resulting in a degraded community experience and subreddit disruption, instability, stagnation, or even dissolution. Moderators, even when acting in good faith, may have different values or viewpoints than what others view as socially acceptable or, worse, may be bad actors against whom we need to enforce our rules.

While we provide tools to our communities to manage their subreddits, our moderators also rely on their own and third party tools. Any disruption to, or lack of availability of, these third-party tools could harm our moderators’ ability to review content and enforce community rules. Further, if we are unable to provide effective support for third-party moderation tools, or develop our own such tools, our moderators could decide to leave our platform and may encourage their communities to follow them to a new platform, which would adversely affect our business, results of operations, financial condition, and prospects.

Because moderators are volunteers, any moderator can decide to stop acting as a moderator and participate only as a community member, or to leave our platform entirely. Certain moderators, especially those who moderate large communities or a large number of communities, may be able to leverage their influence within those communities to change the dynamics of the discourse within the communities or to disrupt the normal operation of their communities or other communities on the platform. Moderators can also band together and, for various reasons, decide to shut down the normal operation of their communities in a manner that degrades the experiences of all Redditors in the affected communities and that can negatively impact the number of Redditors who continue to use our service. This activity has not historically had a material impact on our business or results of operations; however, if our moderators were to take such actions, our business, results of operations, financial condition, and prospects could be adversely affected.

Our ability to generate revenue depends on the development of tools to accurately measure the effectiveness of advertisements on our platform.

Most advertisers rely on tools that measure the effectiveness of their ad campaigns or that verify viewability of their ads on our platform in order to allocate their advertising spend among various formats and platforms. If we are unable to measure the effectiveness of advertising on our platform or we are unable to convince advertisers that our platform should be part of a larger advertising budget, our ability to increase the demand and pricing of our advertising products and maintain or scale our revenue may be limited. Our tools may be less developed than those of other platforms with which we compete for advertising spend, in particular relative to those platforms that collect more personal information than we do. Therefore, our ability to develop and offer tools that accurately measure the effectiveness of a campaign or verify ad viewability on our platform will be critical to our ability to attract new advertisers and retain, and increase spend from, our existing advertisers.

Developing and improving these tools may require significant time and resources and additional investment, and in some cases we may rely on third parties to provide data and technology needed to provide certain measurement or verification data to our advertisers. If we cannot continue to develop and improve our advertising tools in a timely fashion, those tools are not reliable, difficult to use, or otherwise unsatisfactory to our advertisers, or the measurement or verification results are inconsistent with advertiser goals, our advertising revenue could be adversely affected.

In addition, web and mobile browser developers, such as Apple, Microsoft, or Google, may implement changes in browser or device functionality that impair our ability to measure the effectiveness of advertising on our platform, including by limiting the use of third-party cookies or other tracking technology. For example, Apple launched its Intelligent Tracking Prevention (“ITP”) feature in its Safari browser, which blocks third-party cookies by default on mobile and desktop and has become increasingly restrictive over time. Google has also been exploring significant changes to how its Chrome browser handles cookies. These restrictions make it more difficult for us to measure traffic in general and, in particular, the effectiveness of advertising on our platform. Developers may release additional technology that further inhibits our ability to collect data that allows us to measure the effectiveness of advertising on our platform. Such restrictions, in combination with evolving legal and regulatory requirements, may impede our ability to attract and retain advertisers who rely on access to such data. For example, current and future data privacy laws and regulations, including the GDPR, or new interpretations of existing laws and regulations, may limit our ability to use or benefit from tracking and measurement technologies, including cookies, and further reduce our ability to measure the effectiveness of advertising on our platform.

We rely heavily on our ability to collect and share data and metrics to help new and existing advertisers understand the performance of advertising campaigns. If advertisers do not perceive our metrics to be accurate representations of our user base and user engagement, or if we discover inaccuracies in our metrics, they may be less willing to allocate their budgets or resources to our platform, which could harm our business, results of operations, financial condition, and prospects. See “—We rely on internal company data, assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.”

We rely on external ecosystems, such as operating systems and application marketplaces, to make our apps available to prospective users. If we are unable to adapt to product and policy changes in such ecosystems, or if we do not effectively operate with or receive favorable placements within such ecosystems, our usage could decline and our business, results of operations, financial condition, and prospects could be adversely affected.

We depend in part on operating systems, including mobile operating systems such as Android and iOS, and their respective application marketplaces, such as Apple’s App Store and Google’s Play Store, to drive downloads of our apps. If such operating systems or application marketplaces limit the availability of our apps, make changes that degrade the functionality of our apps, increase the cost of using our apps, impose terms of use unsatisfactory to us, or modify their search or ratings algorithms in ways that are detrimental to us, or if our competitors’ placement in such mobile operating systems’ application marketplace is more prominent than the placement of our apps, our user growth could be adversely affected. Any changes in such systems and application marketplaces that degrade the functionality of our apps or give preferential treatment to our competitors’ apps could adversely affect our platform’s usage across devices. For example, some operating systems have explored changes to the underlying application architecture, such as Apple’s App Tracking Transparency or specialized infrastructure for advertisement-driven app installations, such as SKAdNetwork. Some marketplaces have explored changing their marketplace policies regarding what content is acceptable within an application. If we are unable to adapt to such changes, this could adversely affect our platform’s access to and usage within those ecosystems.

As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support our platform or effectively roll out updates to our apps. Additionally, in order to deliver high-quality apps, we need to ensure that our products and services are designed to work effectively with a range of mobile technologies, systems, networks and standards. We may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance Redditors’ experience. If Redditors encounter any difficulty accessing or using our apps on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, our business, results of operations, financial condition, and prospects could be adversely affected.

We face intense competition for users with low switching costs and are subject to a rapidly evolving technological landscape. If we are unable to compete effectively for users, our business, results of operations, financial condition, and prospects could be adversely affected.

We compete to attract and retain Redditors’ attention on the basis of our content and Redditor experiences with our platform and face significant competition for prospective users, both domestically and internationally. We compete against many companies that provide content and communications services to online users, including companies which may have greater financial resources and substantially larger user bases, such as Google, Meta (including Facebook, Instagram, and WhatsApp), Snap, Twitter, Pinterest, TikTok, Roblox, and Twitch, and which offer a variety of internet and mobile device-based products, services, and content. As a result, our competitors may draw users towards their products or services and away from ours. This could decrease the growth or engagement of Redditors, which, in turn, would negatively affect our business. We believe that our ability to compete effectively for users depends upon many factors both within and beyond our control, including:

•	the popularity, usefulness, ease of use, performance, and reliability of our products and services compared to those of our competitors;

•	the amount, quality, relevance, and timeliness of content available on our platform;

•	the continued adoption of our products and services internationally;

•	our ability, including in comparison to that of our competitors, to develop new products and services and enhancements to existing products and services;

•	changes mandated by, or that we elect to make to address, legislation, regulatory authorities, or litigation, including settlements;

•	our ability to attract, retain, and motivate talented employees, particularly engineers, designers, and product managers; and

•	our reputation and the brand strength relative to our competitors.

If we are not able to compete effectively for users, our business, results of operations, financial condition, and prospects would be adversely affected.

We face intense competition for advertising spend and are subject to a rapidly evolving technological landscape. If we are unable to compete effectively for advertising spend, our business, results of operations, financial condition, and prospects could be adversely affected.

We face significant competition for advertiser spend. We anticipate that a substantial majority of our revenue will continue to be generated through ads on our platform, and we compete against online and mobile businesses, including those referenced above, and traditional media outlets, such as television, radio, and print, for advertising budgets. We also compete with advertising networks, exchanges, demand-side platforms, and other platforms for marketing budgets and in the development of the tools and systems for managing and optimizing advertising campaigns. In order to grow our revenue and improve our results of operations, we must increase our share of spending on advertising relative to our competitors, many of which are larger companies that offer more traditional and widely accepted advertising products. In addition, some of our larger competitors have substantially broader product or service offerings and leverage their relationships based on other products or services as well as collect more personal data than we do to gain additional share of advertising budgets. We believe that our ability to compete effectively for advertiser spend depends upon many factors both within and beyond our control, including:

•	the size, composition, and engagement of our user base relative to those of our competitors;

•	the availability of compelling and monetizable content on our platform;

•	our ad targeting and measurement capabilities, and those of our competitors;

•	our marketing and selling efforts, and those of our competitors;

•	the pricing of our advertising products and services relative to those of our competitors;

•	the strength of our advertiser relationships and services compared to those of our competitors;

•	the ability for advertises to measure the effectiveness of their advertisements on our platform;

•	the return our advertisers receive from our advertising services relative to those of our competitors; and

•	our reputation and the strength of our brand relative to our competitors.

In recent years, there have been significant acquisitions and consolidation by and among our actual and potential competitors. We anticipate this trend of consolidation will continue, which will present heightened competitive challenges for our business. If we are not able to compete effectively for advertiser spend, our business, results of operations, financial condition, and prospects would be adversely affected.

We have a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

We have a limited operating history in new and unproven markets that may not develop as expected. We began our operations in 2005, but were acquired by Condé Nast Publications in 2006. We did not begin operating as an independent, private company until we were spun out of Advance Magazine Publishers Inc. (“Advance”), Condé Nast’s parent company, in 2011. Additionally, we did not begin meaningfully monetizing Reddit until 2018. Our limited operating history may make it difficult to evaluate our current business and our future prospects. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including challenges in accurate financial planning and forecasting, the need for ongoing changes to our products and business strategy, and other risks and uncertainties described in these “Risk Factors” and elsewhere in this prospectus. If our assumptions regarding the risks and uncertainties that we use to plan our business are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer. Furthermore, there is no assurance that our rate of growth will continue, if at all.

Technologies have been developed that can block the display of our ads, which could harm our business, results of operations, financial condition, and prospects.

Technologies have been developed, and will likely continue to be developed, that can block the display of our ads. We generate substantially all of our revenue from advertising, and ad blocking technologies may prevent the display of certain of our ads, which could harm our business, revenue, and financial results. Existing ad blocking technologies that have not been effective on our service may become effective as we make certain product changes, and new ad blocking technologies may be developed. More Redditors may choose to use products that block or obscure the display of our ads if we are unable to successfully balance the amount of organic content and paid advertisements, or if Redditors’ attitudes toward advertisements become more negative. Further, regardless of their effectiveness, ad blockers may generate concern regarding the health of the digital advertising industry, which could reduce the value of digital advertising and adversely affect our business, results of operations, financial condition, and prospects.

We rely on internal company data, assumptions, and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We regularly review metrics, including our DAUq metric, to evaluate growth trends, measure our performance, and make strategic decisions. We calculate our DAUq using internal company data. While these numbers are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring DAUq. DAUq is intended to capture traffic where a Reddit page has been viewed or the Reddit app opened at least once and, notably, includes both traffic from those who have logged in to a registered account as well as from those who have not logged into—or do not have—a registered account. In general, it is more challenging to accurately count logged out traffic, since counting accuracy is dependent on deduplicating traffic where we do not have a registered user identifier. While we use various techniques to detect whether the same user has performed multiple views, including cookies and traffic analysis, these techniques are not guaranteed to accurately deduplicate the traffic, especially for logged out traffic. In addition, some visitors browse Reddit using an “incognito” or “private browsing” mode. Given the privacy protections surrounding such traffic, we often do not have adequate information to accurately deduplicate such traffic. Moreover, a single person or organization may hold multiple accounts and may use more than one account to perform multiple views within a relevant period. We lack adequate information to effectively deduplicate such traffic from different registered accounts that may come from the same person or organization. As such, the calculations of our DAUq may not accurately reflect the actual number of people or organizations using our platform.

A portion of our historical DAUq metric counts views of pages that are hosted using Google’s Accelerated Mobile Page (“AMP”) framework. The accuracy of counting the DAUq attributable to this AMP traffic relies on the accuracy and completeness of information received from Google used to compute the DAUq metric. Unfortunately, this information provided by Google is not historically complete and consistent. For example, beginning in July 2020, Google began providing additional traffic information that has allowed us to more accurately deduplicate AMP traffic and more accurately count DAUq. This same traffic information is not available from Google for our counting of DAUq of AMP traffic prior to July 2020. To the extent that our historical or future metric includes views of pages hosted on third party infrastructure, like Google’s AMP pages, the accuracy of our metrics will depend on the accuracy and consistency of the information received from any such third party.

While we may consider and possibly disclose other metrics in the future, such as a count of monthly visitors, it should be noted that there may be additional challenges with accurately counting such metrics. For example, deduplicating screenviews across an entire month exacerbates the deduplication challenges described above. In certain cases, we may need to rely on estimation techniques to improve the accuracy of such metrics. The accuracy of these techniques will depend on the methodologies chosen, resulting in a metric that may not accurately reflect the monthly traffic to the platform. Additionally, we are in the process of rolling out an internally developed mobile platform to serve pages previously hosted using AMP. As a result of these past and ongoing changes, our DAUq metrics are not directly comparable quarter over quarter or year over year, and may not be comparable period over period in the future.

We regularly review and continually seek to improve the accuracy of, and our ability to track, such data, but given the complexity of the systems involved and the rapidly changing nature of mobile devices and systems, we expect to continue to encounter challenges, particularly if we continue to expand in parts of the world where mobile data systems and connections are less stable. In addition, we may improve or change our methodologies for tracking these metrics over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. As a result, while any future periods may benefit from such improvement or change, prior periods may not be as accurate or comparable, or we may need to adjust such prior periods. The methodologies used to measure these metrics require significant judgment and are also susceptible to algorithmic or other technical errors. In addition, our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. Further, as our business develops, we may revise or cease reporting metrics if we determine that such metrics are no longer accurate or appropriate measures of our performance.

Errors or inaccuracies in our metrics or data could also result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies. In addition, our advertising partners rely on our metrics to inform ad spend. Inaccuracies or perceived inaccuracies in our metrics, may result in advertisers spending less with us, which could negatively affect our revenue. We continually seek to address technical issues in our ability to record such data and improve our accuracy, but given the complexity of the systems involved and the rapidly changing nature of mobile devices and systems, we expect these issues to continue, particularly if we continue to expand in parts of the world where mobile data systems and connections are less stable. If our operational metrics are not accurate representations of our business, or if investors do not perceive these metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, our stock price could decline, we may be subject to stockholder litigation, and our business, results of operations, financial condition, and prospects could be adversely affected.

Disruptions or other business interruptions that affect the availability of our platform could adversely impact our operations and overall business.

Currently our cloud service infrastructure is run on Amazon Web Services (“AWS”). We have experienced, and expect in the future that we may experience from time to time, interruptions, delays, or outages in service availability due to a variety of factors, including outages at AWS. Capacity constraints could arise from a number of causes such as technical failures, natural disasters, fraud, or data breaches or other security incidents or attacks. Our platform’s continuing and uninterrupted performance is critical to our success, and any disruption of or interference with our use of AWS could impair our ability to deliver our solutions to our users, resulting in legal liability, user dissatisfaction, damage to our reputation, loss of users, and harm to our business. The level of service provided by AWS, or regular or prolonged interruptions in that service, could also impact the use of, and Redditors’ satisfaction with, our platform and could harm our business and reputation. Since our platform’s continuing and uninterrupted performance is important to our success, sustained or repeated system failures would reduce the attractiveness of our platform. In addition, hosting costs will increase as our user base grows, which could adversely affect our business, results of operations, financial condition, and prospects.

Furthermore, AWS has discretion to change and interpret its terms of service and other policies with respect to us, including on contract renewal, and those actions may be unfavorable to our business operations. AWS may also take actions beyond our control that could seriously harm our business, including discontinuing or limiting our access to one or more AWS services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether (which it may be able to do for its convenience), or altering how we are able to process data on AWS in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangement with AWS were terminated, we could experience interruptions on our platform and in our ability to make our content available to customers, as well as delays and additional expenses in arranging for alternative cloud infrastructure services. Such a transition may require technical changes to our platform, including, but not limited to, our cloud service infrastructure which was designed to run on AWS. Making such changes could be costly in terms of time and financial resources and could adversely affect our business, results of operations, financial condition, and prospects.

If we fail to detect attempts to manipulate our platform, including fraudulent activity within our advertising systems, Redditors and our advertisers could lose confidence in us, thereby damaging our reputation and deterring usage of our products and services.

We are exposed to a variety of forms of problematic activity across our platform, including sophisticated attempts by bad actors to manipulate our systems to generate traffic that may not represent genuine Redditor interest or intent. For example, an attacker may attempt to automate the activities of an account or multiple accounts using a “bot” so as to mimic authentic user activity, such as posting, commenting, voting, or clicking and engaging with advertising. This sort of manipulation can result in the promotion of inauthentic, low-quality content that is false, misleading, illegal or undesirable. It can degrade the quality of our services and can also undermine the operation of our monetization systems, including our advertising systems, resulting in incorrect counting and charging of advertising partners.

While we invest in efforts to detect and prevent inauthentic content or invalid traffic, including investments in proprietary technologies to detect and address content and vote manipulation, we may be unable to adequately detect and prevent such abuses. If we fail to detect and prevent such abuse, it could hurt our reputation for authentic engagement and reduce use of our platforms, harming our business, results of operations, financial condition, and prospects. Advertisers may seek refunds for activity that they deem inauthentic. Even where we are able to detect fraudulent activity, this may result in a need to provide retroactive refunds for historical inauthentic activity, further harming our business, results of operations, financial condition, and prospects.

We are subject to certain risks as a mission-based company.

Our mission – to bring community, belonging, and empowerment to everyone in the world – and company values are a significant part of our business strategy and who we are as a company. We believe that Redditors value our commitment to our mission of open discourse. However, because we hold ourselves to such high standards, and because we believe Redditors and our moderators have high expectations of us, we may be more severely affected by negative reports or publicity if we fail, or are perceived to have failed, to live up to our mission. As a result, our brand and reputation may be negatively affected by actions we take that are viewed as contrary to that mission. In addition, adhering to our mission may negatively affect our reputation. For example, we received public scrutiny in 2020 for failing to remove certain content related to the 2020 U.S. election. In these or other circumstances, the damage to our reputation may be greater than to other companies that do not share similar values with us, and it may take us longer to recover from such an incident and gain back the trust of Redditors.

We may make decisions regarding our business and products in accordance with our mission and values that may reduce our short- or medium-term results of operations if we believe those decisions are consistent with our mission and will improve the aggregate Redditor experience. Although we expect that our commitment to our mission will, accordingly, improve our financial performance over the long term, these decisions may not be consistent with the expectations of investors and any longer-term benefits may not materialize within the time frame we expect or at all, which could harm our business, results of operations, financial condition, and prospects.

Our business is subject to the risks of earthquakes, fire, power outages, floods, and other natural disasters and catastrophic events, and to interruption by man-made problems such as war and terrorism.

A significant natural disaster or other catastrophic event, such as the COVID-19 pandemic or an earthquake, fire, flood, power outage, telecommunications failure, cyber-attack, war, terrorist attack, sabotage, other intentional acts of vandalism or misconduct, geopolitical event, disease or other catastrophic occurrence could adversely affect our business, results of operations, financial condition, and prospects. For example, the COVID-19 pandemic led to certain business disruptions, including travel bans and restrictions, shelter-in-place orders, and the postponement or cancellation of major events, which affected the economy as a whole, and which may adversely affect our business, results of operations, financial condition, and prospects. We have offices and a significant number of employees in the San Francisco Bay Area, a region known for seismic activity. Furthermore, escalation of geopolitical tensions, including as a result of escalations in the ongoing conflict between Russia and Ukraine, could have a broader impact that expands into other markets where we do business, which could adversely affect our business, vendors, partners, Redditors, or the economy as a whole. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in our services or disruptions in our activities or the activities of our vendors, partners, Redditors, or the economy as a whole. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business that may result from interruptions in our ability to provide our products and services. Any such natural disaster or man-made problem could adversely impact our business, results of operations, financial condition, and prospects.

Risks Related to Human Capital and Culture

We cannot assure you that we will effectively manage our growth.

Our employee headcount and the scope and complexity of our business have increased significantly, with the number of full-time employees increasing from 751 as of December 31, 2020 to 1,383 as of December 31, 2021. We expect headcount growth to continue for the foreseeable future. The growth and expansion of our business and products create significant challenges for our management, including managing multiple relationships with Redditors, advertisers, partners, and other third parties, and constrain operational and financial resources. If our operations or the number of third-party relationships continues to grow, our information-technology systems and our internal controls and procedures may not adequately support our operations. In addition, some members of our management do not have significant experience managing large global business operations, so our management may not be able to manage such growth effectively. To effectively manage our growth, we must continue to improve our operational, financial and management processes and systems and effectively expand, train, and manage our employee base.

Our business and ongoing expansion depends on attracting and retaining high-quality personnel in sales, services, engineering, marketing, finance, and support functions.

Our success depends in large part on our ability to attract and retain high-quality personnel representing diverse backgrounds, experiences, and skill sets in sales, services, engineering, marketing, finance, and support functions. Maintaining our brand and reputation, as well as a diverse and inclusive work environment that enables all our employees to thrive, is important to our ability to recruit and retain employees. Changes to U.S. immigration policies that restrain the flow of technical and professional talent may inhibit our ability to adequately staff our research and development efforts. Competition for qualified employees is intense in our industry, and the loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business could harm our results of operations and impair our ability to grow. To attract and retain key personnel, we use various measures, including an equity incentive program. These measures may not be enough to attract and retain the personnel we require to operate our business effectively. In addition, we have a number of current employees who hold equity in our company or whose equity awards are or will become substantially vested upon the completion of this offering. As a result, it may be difficult for us to continue to retain and motivate these employees, and the value of their holdings could affect their decisions about whether or not they continue to work for us. Our ability to attract, retain, and motivate employees may be adversely affected by declines in our stock price. If we issue significant equity to attract employees or to retain our existing employees, we would incur substantial additional stock-based compensation expense and the ownership of our existing stockholders would be further diluted.

Further, our ability to execute efficiently is dependent upon contributions from our senior management team, particularly Steve Huffman, our Chief Executive Officer and President. From time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed. Further, Mr. Huffman is critical to the overall management of our company and instrumental in the development of our technology and our strategic direction. Mr. Huffman is an at-will employee. We do not currently maintain any key-person life insurance policies. Even if we were to obtain such policies, the loss of Mr. Huffman could adversely affect our business, results of operations, financial condition, and prospects.

We believe that our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.

We believe that our corporate culture has been a key contributor to our success. If we do not continue to develop our corporate culture as we grow and evolve, it could harm our ability to foster the innovation, creativity, and teamwork that we believe is important to support our growth. As our organization grows and we are required to implement more complex organizational structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture, which could negatively impact our future success.

The global COVID-19 pandemic has significantly affected our business operations.

The global COVID-19 pandemic outbreak and the various attempts to contain it have created significant volatility, uncertainty, and economic disruption. It has adversely affected the broader economies and financial markets.

As a result of the COVID-19 pandemic, we temporarily closed all our offices (including our corporate headquarters) globally and implemented certain travel restrictions, both of which have disrupted, and could continue to disrupt, how we operate our business, including limiting certain of our sales and marketing plans, causing the cancellation or postponement of in-person meetings and events, and requiring us to manage a significant majority of our workforce remotely. While most of our operations can be performed remotely, there is no guarantee that we will be as effective while working remotely because our team is dispersed, many employees may have additional personal needs to attend to, and employees may become sick themselves and be unable to work. We have begun the process of reopening certain of our offices in a phased manner. Our efforts to re-open our offices safely may not be successful, could expose our employees to health risks, and us to associated liability, and could involve additional financial burdens. The extent of the impact of the COVID-19 pandemic on our operations will depend on several factors, including the possible resurgence in the spread of the virus and disease variants, vaccination rates, evolving public health guidance, and the development cycle of therapeutics. We may also have to close our offices again if the COVID-19 pandemic worsens. Further, time spent by management planning for and mitigating the risks of the COVID-19 pandemic, including plans to reopen our offices, may reduce the amount of time available for other initiatives.

Risks Related to Cybersecurity, Information Systems, and Intellectual Property

Our business, results of operations, financial condition, and prospects may be harmed by our failure to timely and effectively scale and adapt our existing technology and infrastructure.

As Redditors generate more content, we may be required to expand and adapt our technology and infrastructure to continue to reliably store, serve, and analyze this content. It may become increasingly difficult to maintain and improve the performance of our products and services, especially during peak usage times, as our products and services become more complex and our traffic increases. In addition, because our cloud service infrastructure is run on AWS, we cannot guarantee that we will be able to expand our infrastructure to meet demand in a timely manner, or on favorable economic terms. This is particularly challenging with regard to increasing international traffic demands. If Redditors are not able to access our platform or we are not able to make content available rapidly on our platform, Redditors may seek other channels to obtain the content, and may not return to Reddit or use Reddit as often in the future, or at all. This would negatively impact our ability to attract new users to Reddit and advertisers and the frequency with which people return to Reddit. We expect to continue to make investments to maintain and improve the capacity, capability, and reliability of our infrastructure. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and infrastructure to accommodate actual and anticipated changes in technology, our business, results of operations, financial condition, and prospects may be harmed.

We continue to scale the capacity of, and enhance the capability and reliability of, our infrastructure to support DAUq growth and increased activity on our platform. We expect that investments and expenses associated with our infrastructure will continue to grow, operating costs, additional servers, and networking equipment to increase the capacity of our infrastructure, increased utilization of third-party cloud computing and associated costs thereof, and increased bandwidth costs. The improvement of our infrastructure requires a significant investment of our management’s time and our financial resources. If we fail to efficiently scale and manage our infrastructure, our business, results of operations, financial condition, and prospects would be adversely impacted.

If our security measures are breached, or if our products and services are subject to attacks involving our systems or data, some of which contain personal information, or that degrade or deny the ability of users to access our products and services, our products and services may be perceived as not being secure, Redditors and advertisers may curtail or stop using our products and services, and our reputation, business, results of operations, financial condition, and prospects could be harmed.

We receive, collect, store, maintain, transfer, submit, and otherwise process personal user, employee, advertiser, and other personal, confidential, or sensitive information, and data breaches and other security incidents expose us to a risk of loss of or unauthorized access to this personal information, litigation, and potential liability. We have in the past, and may in the future, experience cyber-attacks (including denial of service, phishing, social engineering, ransomware, malware, and integrity attacks) computer viruses, software bugs, internet interruptions, disruptions or losses, spam or other attacks, breach by intentional or negligent conduct, theft or fraud on the part of employees or other third parties, including state-sponsored organizations with significant financial and technological resources, terrorism, improper operation, data loss, coding or configuration errors, credential stuffing, human error, natural disasters, and other security breaches, and as a result, unauthorized parties may impede or deny access to our platform or otherwise obtain access to our data or our users’ or advertisers’ data, including personal information. For example, in June 2018, we experienced a security incident in which an attacker was able to compromise certain employees’ accounts by intercepting SMS two-factor authentication messages, resulting in the disclosure of certain data, including Reddit account credentials of certain users, email addresses, email digests and source code. We have since moved both user and employee two-factor authentication to token-based mechanisms. We also regularly encounter attempts to create false or undesirable user accounts, purchase ads, or take other actions on our platform for purposes such as spamming, engaging in coordinated information manipulation, or other objectionable ends. Our efforts to address undesirable activity on our platform also increase the risk of retaliatory attack. While we take efforts to protect our systems and data, there can be no assurance that our safety and security measures (and those of our third-party providers) will prevent damage to, or interruption or breach of, our information systems, data, and operations. Our technology may fail to adequately secure the personal information and other data we maintain, and we cannot entirely eliminate the risk of improper or unauthorized access to or disclosure of personal information and other data, other security events that impact the integrity or availability of personal information or our systems and operations, or the related costs we may incur to mitigate and remediate the consequences from such events. Additionally, we cannot guarantee that our cybersecurity insurance coverage would be sufficient to cover all applicable losses. Any systems failure or compromise of our security that results in the unauthorized access to or release of Redditors’ or advertisers’ data or disruption of access to our platform could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business.

In addition, our products operate in conjunction with, and we are dependent upon, third-party products and components across a broad ecosystem. There have in the past, and may in the future be, significant attacks on certain of our third-party providers, and we cannot guarantee that our or our third-party providers’ systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us and our services. If there is a security vulnerability, error, or other bug in one of these third-party products or components and if there is a security exploit targeting them, we could face increased costs, liability claims, reduced revenue, or harm to our reputation or competitive position. The natural sun setting of third-party products and operating systems that we use requires that our infrastructure teams reallocate time and attention to migration and updates, during which period potential security vulnerabilities could be exploited. Third-party risks may also include insufficient security measures, data location uncertainty, and the possibility of data storage in inappropriate jurisdictions where laws or security measures may be inadequate, and our ability to monitor our third-party service providers’ data security practices are limited. Although we generally have agreements relating to cybersecurity and data privacy in place with our third-party providers, they are limited in nature and we cannot guarantee that such agreements will prevent the accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data (including personal information) or enable us to obtain adequate or any reimbursement from our third-party providers in the event we should suffer any such data security-related incidents. Due to applicable laws, rules and regulations or contractual obligations, we may be held responsible for any information security failure or cybersecurity attack attributed to our vendors as they relate to the information we share with them. A vulnerability in a third-party service provider’s software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a breach of a third-party service provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our third-party solutions.

Our security measures may also be breached due to employee error, malfeasance, theft, fraud, misconduct, or otherwise, or third parties may attempt to fraudulently induce employees, Redditors, or advertisers to disclose sensitive or personal information in order to gain access to our data or Redditors’ or advertisers’ data or accounts. Since people on Reddit and our advertisers may use Reddit to establish and maintain online identities, unauthorized communications from Reddit accounts that have been compromised may damage their personal security, reputations, and brands as well as our reputation and brand. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage or breach systems continue to evolve in sophistication and volume and often are not recognized until launched against a target, we may be unable to anticipate these techniques, timely detect and appropriately remediate and respond, defend against such attacks, or implement adequate preventative measures. Moreover, the increasing sophistication and resources of cyber criminals and other non-state threat actors and increased actions by nation-state actors make keeping up with new threats difficult and could result in a breach of security. If an actual or perceived breach of our or our third-party providers’ security occurs, Redditors and our advertisers may be harmed, lose trust and confidence in us, decrease the use of our products and services, or stop using our products and services in their entirety. In the event of a security breach, we may also incur significant legal and financial exposure, including as a result of litigation and other claims, regulatory investigations and inquiries, fines and penalties for non-compliance with applicable data privacy-related laws, rules or regulations, remediation costs, or indemnification requests. Any of these actions could have an adverse effect on our business, results of operations, financial condition, and prospects.

Redditor growth and engagement depends upon effective interoperation with operating systems, networks, devices, web browsers, online application stores, regulations, and standards that we do not control. Changes in our products or to those operating systems, networks, devices, web browser, online application stores, regulations, or standards may harm Redditor retention, growth, and engagement, which could harm our business, results of operations, financial condition, and prospects.

Because we make our products and services available across a variety of operating systems, networks and websites, we are dependent on the interoperability of our products and services with popular devices, desktop and mobile operating systems and web browsers that we do not control, such as Mac OS, Windows, Android, iOS, Chrome, Safari and Firefox. Any changes to these operating systems, devices, web browsers, or online stores distributing our apps that impact the accessibility, speed, or functionality of our products and services or give preferential treatment to competitive products could harm usage of our products and services. Such changes could degrade the functionality of our products and services, making it difficult for Redditors to access our content or limit our ability to target or measure the effectiveness of ads, which could adversely affect usage of our products and services. Our competitors that control the operating systems, browsers, and online stores that our apps run on, or are distributed through, could make interoperability of our services with those systems, browsers, and stores more difficult. New products introduced by us may take longer to function with these systems and browsers. Further, if the number of platforms for which we develop our products expands, it will result in an increase in our operating expenses.

Additionally, we are subject to the standard policies and terms of service of these operating systems, as well as policies and terms of service of the various application stores that make our apps and experiences available to our developers, creators, and users. These policies and terms of service govern the availability, promotion, distribution, content, and operation generally of applications and experiences on such operating systems and stores. Each provider of these operating systems and stores has broad discretion to change and interpret its terms of service and policies with respect to our platform and those changes may be unfavorable to us and our developers’, creators’, and users’ use of our platform. If we were to violate, or an operating system provider or application store believes that we have violated, its terms of service or policies, that operating system provider or application store could limit or discontinue our access to its operating system or store. In some cases these requirements may not be clear or our interpretation of the requirements may not align with the interpretation of the operating system provider or application store, which could lead to inconsistent enforcement of these terms of service or policies against us, and could also result in the operating system provider or application store limiting or discontinuing access to its operating system or store. Any limitation on or discontinuation of our access to any third-party platform or application store could adversely affect our business, results of operations, financial condition, and prospects.

If we are unable to deliver consistent, high quality user experience and products and services across different devices with different operating systems, user growth, retention or engagement may decline, which could harm our business, results of operations, financial condition, and prospects. In addition, we may not be successful in developing relationships with key participants in the mobile industry or in developing products or services that operate effectively with these operating systems, networks, devices, web browsers and standards. In the event that it is difficult for Redditors to access and use our products and services, particularly on their mobile devices, Redditor growth and engagement could be harmed, and our business, results of operations, financial condition, and prospects could be adversely affected.

Our business depends on continued and unimpeded access to our products and services on the internet by Redditors and our advertisers. If we or Redditors experience disruptions in internet service or if internet service providers are able to block, degrade, or charge for access to our products and services, we could incur additional expenses and the loss of users and advertisers, which could undermine our operations.

We depend on the ability of Redditors and our advertisers to access the internet. Currently, this access is provided by companies that have significant market power in the broadband and internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, government-owned service providers, device manufacturers, and operating system providers, any of whom could take actions that degrade, disrupt, or increase the cost of user access to our products or services, which would, in turn, negatively impact our business. The adoption of any laws, rules, or regulations that adversely affect the growth, popularity or use of the internet, including laws, rules, regulations, or practices limiting internet neutrality, could decrease the demand for, or the usage of, our products and services, increase our cost of doing business and adversely affect our results of operations. We also rely on other companies to maintain reliable network systems that provide adequate speed, data capacity and security to us and our users. As the internet continues to experience growth in the number of users, frequency of use and amount of data transmitted, the internet infrastructure that we and our users rely on may be unable to support the demands placed upon it. Frequent or persistent interruptions in our products and services could cause users to believe that our products and services are unreliable, leading them to switch to our competitors or to otherwise avoid our products and services. The failure of the internet infrastructure that we or our users rely on, even for a short period of time, could undermine our operations. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, or continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition, results of operations, and prospects could be harmed.

Our products and services may contain undetected software errors, bugs, or other vulnerabilities, which could harm our business, results of operations, financial condition, and prospects.

Our products and services incorporate complex software, and we encourage employees to quickly develop and help us launch new and innovative features. Our software, including any open source software that is incorporated into our code, may now or in the future contain errors, bugs, or other vulnerabilities. Some errors, bugs, or vulnerabilities in our software code inherently may be difficult to detect and may only be discovered after the product or service has been released for external or internal use. Such errors, bugs, vulnerabilities, or defects could also be exploited by malicious actors and result in exposure of data of users on our platform, or otherwise result in a security breach or other security incident. We may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors or defects or to address and eliminate vulnerabilities. Any errors, bugs, or vulnerabilities discovered in our code after release could result in negative user experiences, damage to our reputation, compromised ability of our products and services to perform in a manner consistent with Redditor expectations, delayed product introductions, compromised ability to protect the data of our users or an inability to provide some or all of our services, loss of Redditors, loss of advertisers or advertising revenue, or liability for damages, any of which could adversely affect our business, results of operations, financial condition, and prospects.

Many of our products and services contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could adversely affect our business, results of operations, financial condition, and prospects.

We use open source software in our products and services and may continue to use open source software in the future. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public we use on unfavorable terms or at no cost. Any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract may allow our competitors to create similar products with lower development effort and time and, ultimately, could result in a loss of sales for us.

In addition, we regularly contribute software source code to open source projects under open source licenses or release internal software projects under open source licenses, and may continue doing so in the future. Our ability to protect our intellectual property rights with respect to source code which we have made publicly available may be limited. The terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in ways that could impose unanticipated conditions or restrictions on our ability to commercialize products or services incorporating such software. Moreover, we cannot assure you that our processes for controlling our use of open source software in our products will be effective. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. From time to time, we may face claims from third parties asserting ownership of, or demanding release of, the open source software or derivative works that we develop using such software (which could include our proprietary source code), or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our products or services on terms that are not economically feasible, to re-engineer our products or services, to discontinue the sale of our products or services if re-engineering could not be accomplished on a timely or cost-effective basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, results of operations, financial condition, and prospects.

Further, the use and distribution of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on our business, results of operations, financial condition, and prospects.

We may be unable to obtain, maintain, protect, defend, or enforce our intellectual property adequately, which could harm our business, results of operations, financial condition, and prospects.

We believe that intellectual property is an important part of our industry and business. We rely primarily on a combination of copyright, trademark, and trade secret laws, as well as internal security controls, confidentiality procedures, invention assignment and license agreements, and contractual provisions, to establish and protect our intellectual property rights in the United States and abroad. Various factors outside our control pose a threat to our intellectual property rights, as well as to our products, services, and technologies. For example, the efforts we have taken to protect our intellectual property may not be sufficient or effective, and our copyrights, trademarks, and other intellectual property or proprietary rights may be challenged, contested, narrowed in scope, or held invalid or unenforceable. Further, in light of our reliance on a significant amount of open source materials, we may not have the ability to protect certain of our information and technology. The steps we take to protect our intellectual property rights may not be sufficient to effectively prevent third parties from infringing, misappropriating, or otherwise violating our intellectual property rights or to prevent unauthorized disclosure or unauthorized use of our trade secrets or other confidential information. We may not be effective in policing unauthorized use of our intellectual property or in appropriately managing our open source catalog. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive, could divert management’s attention and may result in a court determining that our intellectual property rights are unenforceable. If we are not successful in protecting our intellectual property rights in a cost-effective manner, our business, results of operations, financial condition, and prospects could be harmed.

Further, we have filed a patent application for certain aspects of our intellectual property in the United States. There can be no assurance that a patent application will result in the issuance of a patent. Even if issued, any resulting issued patent may have claims narrower than those in our patent application. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. There can also be no assurance our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and compete with our business or that unauthorized parties may attempt to copy aspects of our technology and use information that we consider proprietary. For example, it is possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek a licensing fee from us or otherwise preclude the use of our technology. Additionally, there can be no assurance that each of our trademark applications will result in the issuance of a trademark or that each resulting trademark registration will be able to be maintained. In the future, we may acquire additional patents or patent portfolios, license patents from third parties, or agree to license the use of our patents to third parties, which could require significant cash expenditures.

Any additional investment in protecting our intellectual property through additional copyright, trademark, patent, or other intellectual property filings could be expensive or time-consuming. We may not be able to obtain protection for our technology and, even if we are successful in obtaining effective copyright, trademark, and patent protection, it is expensive to maintain these rights, both in terms of application and maintenance costs, and the time and cost required to defend our rights could be substantial.

In addition to registered intellectual property rights, we rely on unregistered intellectual property rights, such as trade secrets, confidential information, know-how and technical information. We seek to protect our intellectual property, technology, and confidential information by requiring our employees, contractors, consultants and other third parties who develop intellectual property on our behalf to enter into invention assignment agreements, and third parties we share information with to enter into nondisclosure and confidentiality agreements. We cannot guarantee that we have entered into such agreements with each party who has developed intellectual property on our behalf and each party that has or may have had access to our confidential information, know-how, trade secrets, and technical information. These agreements may be insufficient or breached, or may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation or reverse engineering of, our confidential information, intellectual property, or technology. Moreover, these agreements may not provide an adequate remedy for breaches or in the event of unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying the functionality of our products and services. Additionally, individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property, and, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Effective intellectual property protection may not be available in every country in which we operate or intend to operate our business because effective intellectual property protection may not be available in every country in which we offer our products and services, and our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States because of the differences in foreign patent, trademark, copyright, and other laws concerning intellectual property and proprietary rights.

Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our intellectual property or other proprietary rights, and particularly as we expand the scope of our business and the countries in which we operate, we may not be able to prevent third parties from infringing, misappropriating, or otherwise violating or challenging our use of, our intellectual property or proprietary rights, including those used to build and distinguish the “Reddit” brand. If the protection of our intellectual property and proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our technologies, products, services or features or methods of operations. We also may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. An adverse outcome in such litigation or proceeding may expose us to a loss of our competitive position, expose us to significant liabilities, or require us to seek licenses that may not be available on commercially acceptable terms, or at all. Any of these events could harm our business, results of operations, financial condition, and prospects.

We have in the past, and may in the future, be subject to claims that we violated certain third-party intellectual property rights, which, even where meritless, can be costly to defend and could materially adversely affect our business, results of operations, financial condition, and prospects.

Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we have in the past, and may in the future, be involved in lawsuits and other disputes alleging that we have infringed, misappropriated, or otherwise violated the intellectual property rights of third parties. We may not be aware that our products or services are infringing, misappropriating or otherwise violating third-party intellectual property rights and such third parties may bring claims alleging such infringement, misappropriation or violation. Third parties may be able to successfully challenge, oppose, invalidate, render unenforceable, dilute, misappropriate or circumvent our patents, trademarks, copyrights, and other intellectual property rights, which has occurred in the past, and may occur in the future. Additionally, companies in the technology industry own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly high profile, the possibility of receiving more intellectual property claims against us grows. In addition, various “non-practicing entities,” and other intellectual property rights holders may attempt to assert intellectual property claims against us or seek to monetize the intellectual property rights they own to extract value through licensing arrangements or other settlements.

We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not adversely affect our business, results of operations, financial condition, or prospects. Any claims or litigation, even those without merit and regardless of the outcome, could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial costs or damages, pay significant ongoing royalty payments, settlement or licensing fees, prevent us from offering our products or services or using certain technologies, force us to implement expensive work-arounds or re-designs, impose other unfavorable terms, distract management from our business, or satisfy indemnification obligations.

If any of our technologies, products or services are found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue commercializing or using such technologies, products, or services. However, we may not be able to obtain any required license on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We also could be required, including by court order, to cease the commercialization or use of the violating technology, products or services. Accordingly, we may need to design around such violated intellectual property, which may be expensive, time-consuming, or infeasible. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Claims that we have misappropriated the confidential information or trade secrets of third parties could similarly harm our business. If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement, misappropriation or violation claims against us, such payments, costs or actions could adversely affect our competitive position, business, results of operations, financial condition, and prospects. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, results of operations, financial condition, and prospects.

Risks Related to Governmental Regulation and Litigation

Our business is subject to increasingly complex and evolving laws, rules, regulations, industry standards, and other legal obligations regarding content, consumer protection, competition, privacy, and other matters. Failure to comply with such laws, rules, regulations, industry standards, and other legal obligations could harm our business.

We are subject to a variety of laws, rules, regulations, industry standards, and other legal obligations in the United States and abroad that involve matters central to our business, including content, intellectual property, rights of publicity, privacy, advertising, marketing, distribution, competition, consumer protections, protection of minors, telecommunications, product liability, taxation, economic, or other trade prohibitions or sanctions and securities laws. These laws, rules, and regulations are stringent, evolving, and involve matters central to our business, including, among others:

•	copyright or similar laws around the world, including the European Union (“EU”) Directive on Copyright in the Digital Single Market (“EU Copyright Directive”), which has been implemented recently by certain EU member states, and the News Media Bargaining Code drafted by the Australian Competition and Consumer Commission, that that introduce new constraining licensing regimes could increase the liability of some content-sharing services with respect to content uploaded by their users, and may also require compensation negotiations with news agencies and publishers for the use of such content;

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various laws and proposals with regard to content removal and disclosure obligations, such as Germany’s Network Enforcement Act (Netzwerkdurchsetzungsgesetz, or NetzDG), the United Kingdom’s proposed Online Safety Bill, the Digital Services Act proposal from the European Commission, and various legislative proposals around the world including in the United States and Australia;

•	data localization laws, which generally mandate that certain types of data collected in a particular country be stored and/or processed within that country;

•	various U.S. laws involving sex trafficking, including the Fight Online Sex Trafficking Act and the Stop Enabling Sex Traffickers Act; and

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various U.S. and international laws that govern the distribution of certain materials to children and regulate the ability of online services to collect information from minors, including the Children’s Online Privacy Protection Act (“COPPA”).

These U.S. federal and state and foreign laws, rules, and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation and enforcement of these laws, rules, and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. New laws, amendments to or reinterpretations of existing laws, rules, regulations, standards, and other obligations may require us to incur additional costs and restrict our business operations, and may require us to change how we use, collect, store, transfer or otherwise process certain types of personal information and to implement new processes to comply with those laws and our users’ exercise of their rights thereunder.

Legislative changes in the United States, at both the federal and state level, could impose new obligations in areas such as moderation of content posted on our platform by third parties, including with respect to requests for removal based on claims of copyright. Further, there are various Executive and Congressional efforts to restrict the scope of the protections from legal liability for content moderation decisions and third-party content posted on online platforms that are currently available to online platforms under Section 230 of the Communications Decency Act, and our current protections from liability for content moderation decisions and third-party content posted on our platform in the United States could decrease or change, potentially resulting in increased liability for content moderation decisions and third-party content posted on our platform and higher litigation costs.

We could also face fines, orders restricting or blocking our services in particular geographies, or other government-imposed remedies as a result of content hosted on our services. For example, legislation in Germany and India may result in the imposition of fines for failure to comply with certain content removal, law enforcement cooperation and disclosure obligations. Numerous other countries in Europe, Asia-Pacific, and Latin America are considering, or have implemented, similar legislation imposing penalties, including fines, service throttling, or advertising bans, for failure to remove certain types of content or to follow certain processes. Such content-related legislation also has required us in the past, and may require us in the future, to change our products or business practices, increase our costs, or otherwise impact our operations or our ability to provide services in certain geographies. Regulatory or legislative actions affecting the manner in which we display content to our users or obtain consent to various practices could require product changes in the user interface that could adversely affect user growth and engagement.

Although we value privacy at Reddit, we face increasing scrutiny and regulatory complexity with regard to privacy and data protection, especially with regard to our international expansion plans. If we fail, or are perceived as failing, to protect the privacy of those who use or work at Reddit, our business and reputation will suffer and our business, results of operations, financial condition and prospects could be adversely affected.

We are subject to complex and evolving data privacy laws, rules and regulations that dictate whether, how and the circumstances under which we can collect, transfer, maintain, store, receive and otherwise process certain data. These laws include, among others:

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data privacy laws, such as the GDPR, which took effect in May 2018, California Consumer Privacy Act of 2018 (“CCPA”), which took effect on January 1, 2020, and the California Privacy Rights and Enforcement Act of 2020 (“CPRA”), which will go into effect in most material respects on January 1, 2023, both of which give new data privacy rights to California residents;

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data privacy and protection laws passed by many states within the United States and by certain countries regarding notification to data subjects and/or regulators when there is a security breach of personal data; and

•	new laws further restricting the collection, processing and/or sharing of advertising-related data.

The CCPA requires, among other things, covered companies to provide new disclosures to California residents and afford such residents new abilities to opt-out of certain sales or disclosures of personal information. The CCPA imposes severe civil penalties and statutory damages as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. Additionally, on November 3, 2020, California voters passed a new privacy law by ballot initiative, the CPRA. The CPRA will significantly modify the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses. The CPRA also establishes a regulatory agency dedicated to enforcing the requirements of the CCPA and CPRA. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. Aspects of the CCPA, the CPRA and these other state laws, rules, and regulations, as well as their enforcement, remain unclear, and we may be required to modify our practices in an effort to comply with such laws, rules, and regulations. Similar legislation has been proposed or adopted in other states. For example, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to governmental authorities and affected individuals in connection with personal data breaches, and we have in the past, and may in the future, notify applicable governmental authorities and affected individuals in the event of a data breach or other data security incident. The laws are not consistent, as certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. Compliance in the event of a widespread data breach is costly. These laws, rules, and regulations may also impact our ability to expand advertising on our platform internationally, as they may impede our ability to deliver targeted advertising and accurately measure our ad performance.

In certain jurisdictions, regulatory requirements are more stringent than or different from those in the United States. In particular, the EU and its member states and the United Kingdom (“UK”) traditionally have taken broader views as to the types of data that are subject to privacy and data protection, and have imposed greater legal obligations on companies in this regard. For example, we are subject to the GDPR, supplemented by national laws in EU member states and retained in UK law as the GDPR, which regulates the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements with significant penalties, and the risk of civil litigation, for noncompliance. The enactment of the GDPR also introduced numerous privacy-related changes for companies operating in the EU and the UK, including greater control for data subjects (including, for example, the “right to be forgotten”), increased data portability for EU and UK consumers, data breach notification requirements, and increased fines. In particular, fines for certain breaches are significant, up to the greater of €20 million or 4 % of total global annual turnover. In addition to fines, a breach of the relevant regimes could result in litigation, regulatory investigations or inquiries, reputational damage, orders to cease or change our data processing activities, enforcement notices or assessment notices (for a compulsory audit). Moreover, the UK’s vote in favor of exiting the EU, often referred to as Brexit, and ongoing developments in the UK have created uncertainty with regard to data protection regulation in the UK. As of January 2021 (when the transitional period following Brexit expired), we have been required to comply with both the GDPR and the UK GDPR, exposing us to two parallel regimes with potentially divergent interpretations and enforcement actions for certain violations. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how UK data protection laws and regulations will develop in the medium to longer term. These changes will lead to additional costs and increase our overall risk exposure.

Moreover, the EU-US Privacy Shield Framework (“Privacy Shield”), a transfer framework we relied upon for data transferred from the EU and the UK to the United States, was invalidated in July 2020 by the Court of Justice of the European Union. In addition, the other bases upon which we rely to transfer such data, such as Standard Contractual Clauses (“SCCs”), have been subjected to regulatory and judicial scrutiny. The European Commission has published revised SCCs for data transfers from the EU: the revised clauses must be used for relevant new data transfers from September 27, 2021; existing standard contractual clauses arrangements must be migrated to the revised clauses by December 27, 2022. There is some uncertainty around whether the revised clauses can be used for all types of data transfers, particularly whether they can be relied on for data transfers to non-EU entities subject to the GDPR. The European Commission has stated an intention to publish a new set of SCCs applicable to such transfers to non-EU entities subject to the GDPR; the substantive content of these proposed SCCs remains unclear. The revised standard contractual clauses apply only to the transfer of personal data outside of the EU and not the UK; the UK’s Information Commissioner’s Office (the “UK ICO”) launched a public consultation on its draft revised data transfers mechanisms in August 2021. These various developments in relation to international personal data transfers require us to implement new or revised documentation and processes, within the relevant time frames, and are subject to ongoing scrutiny and potential future challenge, leading to additional costs and increasing our overall risk exposure.

While we also rely upon alternative legal bases for data transfers, if a new transatlantic data transfer framework is not adopted and we are unable to continue to rely on SCCs or validly rely upon other alternative means of data transfers from the EU and the UK to the United States, we may suffer additional costs, complaints or regulatory investigations, inquiries or fines, and we may be unable to operate material portions of our business in Europe or the UK, which would materially and adversely affect our business, results of operations, financial condition, and prospects.

We are also subject to evolving EU and UK privacy laws on cookies and e-marketing. For example, in September 2021, the UK ICO reached out to us with questions regarding use of cookies on our site and our compliance with the UK ICO’s Age Appropriate Design Code. In the EU and the UK, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem. Further, EU national laws that implement the ePrivacy Directive (Directive 2002/58/EC concerning the processing of personal data and the protection of privacy in the electronic communications sector) may be replaced by an EU regulation, known as the ePrivacy Regulation (Proposal for a Regulation concerning the respect for private life and the protection of personal data in electronic communications), which will significantly increase fines for non-compliance. While the text of the ePrivacy Regulation is still under development, a recent European court decision, regulators’ recent guidance, and recent campaigns by a not-for-profit organization are driving increased attention to cookies and tracking technologies under existing law. If regulators start to enforce an increasingly strict approach, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities.

We make public statements about our use, collection, disclosure and other processing of personal data through our privacy policies, information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be perceived to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices.

From time to time, governments, regulators, and other third parties have in the past and may in the future reach out to ask questions or express concerns about whether our products, services, or practices compromise the privacy or data protection rights of Redditors and others. While we strive to comply with applicable laws, rules and regulations relating to privacy, data protection, and data security, our privacy policies and other obligations we may have with respect to privacy, data protection, and data security, the failure or perceived failure to comply with such obligations may result, in investigations, inquiries, and other proceedings or actions against us by governments, regulators, or other third parties. Additionally, we have in the past, and may in the future, become involved in data privacy-related litigation or other disputes. A number of proposals have recently been adopted or are currently pending before federal, state and foreign legislative and regulatory bodies that could significantly affect our business.

Any actual or perceived failure by us to comply with our privacy policies, data privacy-related obligations to Redditors or other third parties, or our data privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, or other failure or noncompliance by us with applicable laws, rules, regulations, industry standards or other legal obligations or requirements relating to data privacy and our processing of personal information could subject us to investigations, litigation, sanctions, enforcement actions, disgorgement of profits, substantial fines, damages, reputational harm, a significant diversion of management’s attention and resources, civil and criminal penalties, injunctions, or other collateral consequences, any of which could adversely affect our business, results of operations, financial condition, and prospects.

We may incur liability as a result of information retrieved from or transmitted over the internet or published using our platform or as a result of claims related to our products, and legislation regulating content on our platform may require us to change our products or business practices and may adversely affect our business, results of operation, financial condition, and prospects.

We have faced, currently face, and will continue to face claims relating to information or content that is published or made available on our platform, including our policies and enforcement actions with respect to such information or content. We could incur significant costs investigating and defending such claims and, if we are found liable, significant damages. In particular, the nature of our business exposes us to claims related to defamation, dissemination of misinformation or news hoaxes, discrimination, harassment, intellectual property rights, rights of publicity and privacy, personal injury torts, laws regulating hate speech or other types of content, online safety, sex trafficking, consumer protection, and breach of contract, among others. In addition, there are various Executive, Congressional, and state-level efforts to regulate the content made available on platforms such as ours, and to restrict the scope of the protections from legal liability for content moderation decisions and third-party content posted on online platforms that are currently available to online platforms under Section 230 of the Communications Decency Act, and our current protections from liability for content moderation decisions and third-party content posted on our platform in the United States could decrease or change, potentially resulting in increased liability for content moderation decisions and third-party content posted on our platform and higher litigation costs. In addition, there have been legislative developments related to imposing new obligations on online platforms with respect to commerce listings, user content, counterfeit goods and copyright-infringing material.

This risk is enhanced in certain jurisdictions outside the United States where our protection from liability for third-party actions may be unclear or where we may be less protected under local laws than we are in the United States. For example, in April 2019, the EU passed the EU Copyright Directive, which expanded online platform liability for copyright infringement and regulating certain uses of news content online, which member states are currently implementing into their national laws. In addition, the EU revised the European Audiovisual Media

Service Directive to apply to online video-sharing platforms, which member states are expected to implement over the course of 2021 and 2022. We could also face fines, orders restricting or blocking our services in particular geographies, or other government-imposed remedies as a result of content hosted on our services. For example, legislation in Germany and India has resulted in the past, and may result in the future, in the imposition of fines or other penalties for failure to comply with certain content removal, law enforcement cooperation, and disclosure obligations. Numerous other countries in Europe, the Middle East, Asia-Pacific, and Latin America are considering or have implemented similar legislation imposing potentially significant penalties, including fines, service throttling or advertising bans, for failure to remove certain types of content or follow certain processes. Content-related legislation also has required us in the past, and may require us in the future, to change our products or business practices, increase our costs, or otherwise impact our operations or our ability to provide services in certain geographies. For example, the EU Copyright Directive requires certain online services to obtain authorizations for copyrighted content or to implement measures to prevent the availability of that content, which may require us to make substantial investments in compliance processes. Member states’ laws implementing the EU Copyright Directive may also require online platforms to pay for content. In addition, the Digital Services Act proposed in the European Union is expected to take effect in late 2022 or early 2023 and may significantly increase our compliance costs. Further, the European Electronic Communications Code, which EU member states are currently implementing into their national laws, has expanded the scope of the ePrivacy Directive’s security requirements and restrictions on communications data usage to certain over-the-top communications services. This expansion of the ePrivacy Directive may increase our compliance costs or require changes to our processes and operations. The UK Online Safety Bill, expected to take effect in 2022, may also significantly increase our compliance costs and proposes significant fines for certain breaches, up to the greater of GBP 18 million or 10% of our global, annual revenue. In the United States, changes to Section 230 of the Communications Decency Act or new state or federal content-related legislation that impacts the scope of Section 230, or otherwise relates to our liability with respect to content on our platform, may increase our costs or require significant changes to our products, business practices, or operations, which could adversely affect Redditor growth and engagement. Any of the foregoing events could adversely affect our business, results of operation, financial condition, and prospects.

In addition, the regulation of adult content could prevent us from making some of our content available in various jurisdictions or otherwise adversely affect our business, results of operations, financial condition, and prospects. The governments of some countries, such as India and Pakistan, have sought to limit the influence of other cultures by restricting the distribution of products deemed to represent foreign or “immoral” influences. Regulation aimed at limiting minors’ access to adult content could also increase our cost of operations and introduce technological challenges, such as by requiring development and implementation of age verification systems. U.S. government officials could amend or construe and seek to enforce more broadly or aggressively the adult content recordkeeping and labeling requirements set forth in 18 U.S.C. Section 2257 and its implementing regulations in a manner that is unfavorable to our business.

Pending and future litigation could lead us to incur significant costs and adversely affect our business, results of operations, financial condition, and prospects.

We are, or may become, party to various lawsuits and claims arising in the normal course of business, which may include putative class action suits or other lawsuits or claims relating to privacy and other regulatory matters, user consent, intellectual property and/or open source software, customer matters, our marketing and sales practices, contracts, employment matters, or other aspects of our business. Any negative outcome from any such lawsuits or claims could result in payments of substantial monetary damages or fines, or undesirable changes to our products or business practices, and accordingly our business, results of operations, financial condition or prospects could be adversely affected. There can be no assurances that a favorable final outcome will be obtained in all our cases, and defending any lawsuit, even when comprised of unmerited claims, is costly and can impose a significant burden on management and employees. Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal or in payments of substantial monetary damages or fines, or we may decide to settle lawsuits on similarly unfavorable terms, which could adversely affect our business, results of operations, financial condition, and prospects.

We anticipate that our ongoing efforts related to privacy, safety, security, and content review will identify additional instances of misuse of user data or other undesirable activity by third parties on our platform.

In addition to our efforts to mitigate cybersecurity risks, we are making investments in privacy, safety, security, and content review efforts to combat misuse of our services and user data by third parties. As a result of these efforts, we may discover additional incidents of misuse of or unauthorized access to user data or other undesirable activity by third parties. We have taken steps to protect the integrity of our application programming interfaces, but despite these efforts, our security measures or those of our third-party providers could be insufficient or breached as a result of third-party action, malfeasance, employee errors, service provider errors, technological limitations, defects or vulnerabilities in our platform or otherwise. We may not discover all such incidents or activity, whether as a result of our data or technical limitations, including our lack of visibility over our encrypted services, the scale of activity on our platform, challenges related to our personnel working remotely during the COVID-19 pandemic, the allocation of resources to other projects, or other factors, and the media, or other third parties. Such incidents and activities may in the future include the use of user data or our systems in a manner inconsistent with our terms, contracts or policies, the existence of false or undesirable user accounts, election interference, improper advertising practices, activities that threaten people’s safety on- or offline, or instances of spamming, scraping, data harvesting, unsecured datasets, or spreading misinformation. We may also be unsuccessful in our efforts to enforce our policies or otherwise remediate any such incidents. Any of the foregoing developments may negatively affect user trust and engagement, harm our reputation and brands, require us to change our business practices in a manner adverse to our business, and adversely affect our business, results of operations, financial condition, and prospects. Any such developments may also subject us to additional litigation and regulatory inquiries, which could subject us to monetary penalties and damages, divert management’s time and attention, and lead to enhanced regulatory oversight.

We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in global markets or subject us to liability if we are not in full compliance with applicable laws.

Our platform is subject to governmental, including U.S. and EU export control laws and regulations, and as a U.S. company, we are covered by the U.S. sanctions laws and regulations. U.S. export control and economic sanctions laws and regulations prohibit the provision of certain products and services to U.S. embargoed or sanctioned countries, governments, and persons, and complying with export control and sanctions regulations may be time-consuming and may result in the loss of sales opportunities. While we take precautions to prevent our platform from being exported in violation of these laws or engaging in any other activities that are subject to these regulations, from time to time, we may fail to fully comply with these laws and regulations. We believe our provision of such services is either in compliance with generally available exemptions from sanctions laws or otherwise in compliance with applicable law, and we have implemented certain control mechanisms designed to prevent unauthorized dealings with U.S. embargoed or sanctioned countries, such as preventing such users from paying for or receiving premium content or features. If such users circumvent these precautions or we are otherwise found to have failed to comply with U.S. export laws, U.S. economic sanctions and other countries’ import and export laws, we could be subject to substantial civil and criminal penalties, including fines for the company, incarceration for responsible employees and managers, and the possible loss of export or import privileges, and we may incur reputational harm.

Risks Related to Financial and Accounting Matters

We are exposed to fluctuations in currency exchange rates and interest rates, which could negatively affect our results of operations and our ability to invest and hold our cash.

Revenues generated are generally billed in U.S. dollars while expenses incurred by our international subsidiaries and activities are often denominated in the currencies of the local countries. As a result, our consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as the financial results of our international subsidiaries are translated from local currencies into U.S. dollars. Our financial results are also subject to changes in exchange rates that impact the settlement of any applicable transactions in non-local currencies. To date, we have not engaged in currency hedging activities to limit the risk of exchange fluctuations and, as a result, our financial condition, and results of operations could be adversely affected by such fluctuations.

Changes in tax laws or tax rulings could adversely affect our effective tax rates, financial condition, and results of operations.

The tax regimes we are subject to or operate under are unsettled and may be subject to significant change. This challenge will continue to increase as we expand our operations globally. Changes in tax laws (including in response to the COVID-19 pandemic), issuance of new tax rulings or changes in interpretations of existing laws could cause us to be subject to additional income-based taxes and non-income-based taxes, including payroll, sales, use, value-added, digital, net worth, property and goods and services taxes, which in turn could adversely affect the results of our operations and our financial condition. For example, the U.S. government may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate, the imposition of minimum taxes or surtaxes on certain types of income, significant changes to the taxation of income derived from international operations, and an addition of further limitations on the deductibility of business interest. While certain draft legislation has been publicly released and is under development in the United States Congress at this time, the likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur. If such changes are enacted or implemented, we are currently unable to predict the ultimate impact on our business and therefore there can be no assurance our business will not be adversely affected. In addition, many countries in the European Union, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could impact our tax obligations. Some of these rules or other new rules could result in double taxation on portions of our revenue. Any significant changes to tax laws or rulings that increase our future effective tax rate could adversely affect our financial condition, and results of operations.

We may have exposure to greater than anticipated tax liabilities.

The tax laws applicable to our business, including the laws of the United States and other jurisdictions, are subject to interpretation and certain jurisdictions are aggressively interpreting their laws in new ways in an effort to raise additional tax revenue. We are subject to taxation in several non-U.S. jurisdictions with increasingly complex tax laws, the application of which can be uncertain. The number of jurisdictions where we are subject to tax will increase as we expand our global operations. The amount of taxes paid in these jurisdictions could substantially change as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedent, which could have an adverse impact on our liquidity and results of operations. The relevant taxing authorities in a jurisdiction may disagree with our determinations regarding the income and expense attributable to that jurisdiction. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time or ongoing tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our business.

Our existing corporate structure has been implemented in a manner that we believe is in compliance with current prevailing tax laws, and our transfer pricing policies account for the functions, risks and assets of the various entities involved in our intercompany transactions. The taxing authorities for the jurisdictions in which we operate may, however, challenge our methodologies for valuing intercompany arrangements, which could impact our worldwide effective tax rate and adversely affect our financial condition and results of operations. Moreover, changes to our corporate structure, including increased headcount and expanded functions outside of the United States, could impact our worldwide effective tax rate and adversely affect our financial condition and results of operations. Significant judgment is required in evaluating our tax positions and our worldwide provisions for taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our business, with some changes possibly affecting our tax obligations in future or past years.

Our ability to use net operating loss carryforwards and other tax attributes may be limited due to certain provisions of the Internal Revenue Code or state tax law.

We have incurred substantial losses during our history and may never achieve profitability. Under the Tax Cuts and Jobs Act, federal net operating loss carryforwards (“NOLs”) we generated in tax years through December 31, 2017, may be carried forward for 20 years and may fully offset taxable income in the year utilized, and federal NOLs we generated in tax years beginning after December 31, 2017, may be carried forward indefinitely but may only be used to offset 80% of our taxable income annually.

As of December 31, 2021, we had U.S. federal NOL carryforwards of approximately $396.2 million and state NOL carryforwards of approximately $165.4 million available to offset future taxable income. Our federal and state NOL carryforwards will begin to expire in 2032 and 2022, respectively, if not utilized. Our aggregate federal NOL carryforwards of $356.5 million generated after December 31, 2017 can be carried forward indefinitely, with utilization limited to 80% of our taxable income beginning after December 31, 2020. Realization of these NOL carryforwards depends on future taxable income beginning after December 31, 2020, and there is a risk that our existing carryforwards could expire unused and be unavailable to offset future taxable income, which could adversely affect our operating results.

Under Sections 382 and 383 of the Internal Revenue Code (the “Code”), if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change federal NOLs and other tax attributes (such as tax credits) to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a greater than 50 percentage point change (by value) in a corporation’s equity ownership by certain stockholders over a rolling three-year period. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of subsequent shifts in our stock ownership (some of which shifts are outside our control). As a result, our ability to use our pre-change federal NOLs and other tax attributes to offset future taxable income and taxes could be subject to limitations. Similar provisions of state tax law may also apply. For these reasons, even if we achieve profitability, we may be unable to use a material portion of our NOLs and other tax attributes, which could adversely affect our business, results of operations, financial condition, and prospects.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the Listing Rules of The Nasdaq Stock Market LLC (“Nasdaq”). We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the Securities and Exchange Commission (the “SEC”) is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience deficiencies in our controls.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, to the extent we acquire other businesses, the acquired company may not have a sufficiently robust system of controls and we may discover deficiencies. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could adversely affect our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely cause the market price of our Class A common stock to decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Global Select Market. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Upon becoming a public company, and particularly after we are no longer an “emerging growth company,” we expect our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect our business, results of operations, financial condition, and prospects, and could cause the market price of our Class A common stock to decline.

Our revolving credit facility contains restrictive and financial covenants that may limit our operational flexibility. If we fail to meet our obligations under the credit facility, our operations may be interrupted and our business, results of operations, financial condition and prospects could be adversely affected.

In October 2021, we entered into a five-year $750.0 million revolving credit facility by and among us and certain lenders, some of which are affiliated with certain members of our underwriting syndicate to fund working capital and general corporate purpose expenditures. The revolving credit facility contains customary conditions to borrowing, events of default, and covenants. Covenants include restrictions on our and certain of our subsidiaries’ ability to incur indebtedness, grant liens, make distributions to holders of our capital stock or the capital stock of our subsidiaries, make investments, or engage in transactions with our affiliates, and require us to maintain a minimum amount of liquidity. The obligations under the revolving credit facility are secured by liens on substantially all of our assets, including intellectual property assets.

Various risks, uncertainties, and events beyond our control could affect our ability to comply with these covenants. Failure to comply with any of the covenants could result in a default under the credit facility. Such a default could permit lenders to accelerate the maturity of outstanding amounts under our credit facility, if any, which in turn could result in material adverse consequences that negatively impact our business, the market price for our Class A common stock, and our ability to obtain other financing in the future. In addition, our credit agreement’s covenants, consent requirements, and other provisions may limit our flexibility to pursue or fund strategic initiatives or acquisitions that might be in the long-term interests of us and stockholders.

We might require additional capital to support business growth, and this capital might not be available on terms favorable to us, or at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges and opportunities, including the need to develop new products, services or enhance our existing products or services, enhance our operating infrastructure, expand internationally, and acquire complementary businesses and technologies. In order to achieve these objectives, we may make future commitments of capital resources. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. In addition, the incurrence of indebtedness would increase our fixed obligations, and include covenants or other restrictions that would impede our ability to manage our operations. Further, if additional financing is needed, we may not be able to obtain additional financing on terms favorable to us, or at all. Our inability to obtain adequate financing or financing on terms satisfactory to us, when we require it, could significantly limit our ability to continue supporting our business growth and responding to business challenges and opportunities. In addition, while the potential impact and duration of the COVID-19 pandemic on the global economy and our business in particular may be difficult to assess or predict, the COVID-19 pandemic has resulted in, and may continue to result in, significant volatility and disruption of global financial markets, reducing our ability to access capital, which could negatively affect our liquidity in the future.

Our results of operations could be adversely affected by changes in financial accounting standards or by the application of existing or future accounting standards to our business as it evolves.

Our reported results of operations are impacted by the accounting standards promulgated by the SEC and accounting standards bodies and the methods, estimates, and judgments that we use in applying our accounting policies. A change in accounting standards could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. The frequency of accounting standards changes could accelerate, including conversion to unified international accounting standards. Accounting standards affecting revenue recognition have affected, and could further significantly affect, the way we account for revenue. Any future changes to accounting standards may cause our results of operations to fluctuate.

As we enhance, expand, and diversify our business, products, and services, the application of existing or future financial accounting standards could adversely affect our results of operations.

Future acquisitions and investments could disrupt our business and harm our business, results of operations, financial condition, and prospects.

Our success will depend, in part, on our ability to expand our products and services, and grow our business in response to changing technologies, Redditor and advertiser demands, and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:

•	diversion of management time and focus;

•	coordination of research and development and sales and marketing functions;

•	retention of key employees from the acquired company;

•	cultural challenges associated with integrating employees from the acquired company;

•	integration of the acquired company’s accounting, management information, human resources and other administrative systems and processes;

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liability for activities of the acquired company before the acquisition, including claims of intellectual property infringement, misappropriation or other violation, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, users, former stockholders or other third parties.

Our failure to address these risks or other problems encountered in connection with acquisitions could cause us to fail to realize the anticipated benefits of these acquisitions, cause us to incur unanticipated liabilities, and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses, incremental operating expenses or the impairment of goodwill, any of which could harm our business, results of operations, financial condition, and prospects.

We hold cryptocurrencies and experiment with blockchain technology, which may subject us to exchange risk and additional tax and regulatory requirements.

We invested some of our excess cash reserves in Bitcoin and Ether and also acquired Ether as a form of payment for sales of certain virtual goods, which we may continue to do in the future. Ether received from the sales of virtual goods was not material for the year ended December 31, 2021. We also acquired and hold digital assets that are cryptocurrencies for use by our product and engineering teams, which is limited to specific uses. The prices of cryptocurrencies such as Bitcoin and Ether have been and may continue to be highly volatile, and our ability to sell cryptocurrencies for fiat currencies or other cryptocurrencies may be subject to unanticipated suspensions in trading, as well as exchange rate risk, which we may choose not to (or may be unable to) partially or fully hedge against. As of December 31, 2021, we did not hold digital assets other than Bitcoin and Ether for treasury purposes, and our investment policy requires approval by our board of directors for any investments in cryptocurrencies. Our investments in cryptocurrencies for treasury purposes are limited to Bitcoin, Ether, and any other cryptocurrency that the SEC, Commodities Futures Trading Commission, or high-ranking members of the staff of such regulatory bodies may, through public statements or guidance, identify as likely not being a security. Such determinations, however, are risk-based judgments made by us, and while such judgments are informed by regulatory developments, any such determination does not constitute a legal standard or determination binding on any regulatory body.

Cryptocurrencies have no physical form and rely on blockchain and other technologies for their creation, existence, and transactional validation on their respective blockchains. This reliance subjects cryptocurrencies, cryptocurrency exchanges, and other blockchain intermediaries to unique cybersecurity, malicious attack, and technological obsolescence risks. While we believe we have taken reasonable measures to secure our cryptocurrencies, these risks, in addition to human errors and computer malfunctions, may result in the loss or destruction of private keys needed to access the cryptocurrencies we hold. In which case, we may lose part or all of the cryptocurrencies we hold, and our financial condition and operating results may be harmed.

In addition, cryptocurrencies are currently accounted for as indefinite-lived intangible assets under GAAP, which means we will recognize decreases in the value of the cryptocurrencies we hold as impairments, but will not recognize any increases in their value until we have sold them. This accounting treatment may adversely affect our operating results in periods where we have recognized an impairment. There is also no guarantee that the current accounting treatment or tax treatment of cryptocurrencies will remain the same in the future. If the accounting or tax treatment of cryptocurrencies changes, then we may have to adjust our accounting or tax treatment of the cryptocurrencies we hold and how we acquire them.

While we believe cryptocurrencies and blockchain technology have significant potential, the popularity and prevalence of cryptocurrencies is a relatively recent trend, and whether cryptocurrencies and blockchain technology will continue to be adopted by consumers and businesses in the long term is uncertain. There has been increased focus on the use of cryptocurrencies for improper, illegal or fraudulent activities associated with various cryptocurrency projects, and the environmental risks posed by cryptocurrencies and blockchain technology. Many cryptocurrencies are distributed without an identifiable centralized issuer or governing body, and their legal and regulatory status in various jurisdictions is unclear and may change in the future. New legislation and regulations, law enforcement and regulatory interventions, and judicial decisions may adversely affect cryptocurrencies, blockchain technology, and future adoption of both by consumers and businesses. Developments of this nature may also adversely affect the value of cryptocurrencies we hold and our ability to buy, sell, accept, and use cryptocurrencies and blockchain technology in the future.

Risks Related to this Offering and Ownership of Our Class A Common Stock

The market price of our Class A common stock may be volatile or may decline significantly or suddenly regardless of our operating performance and we may not be able to meet investor or analyst expectations. You may not be able to sell your shares at or above the initial public offering price and may lose all or part of your investment.

The initial public offering price for our Class A common stock will be determined through negotiations between the underwriters and us, and may vary from the market price of our Class A common stock following our initial public offering. If you purchase shares of our Class A common stock in our initial public offering, you may not be able to sell those shares at or above the initial public offering price. We cannot assure you that the market price following our initial public offering will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time before our initial public offering. The market price of our Class A common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in Redditor growth, retention, and engagement, revenue, or other results of operations;

•	variations between our actual results of operations and the expectations of securities analysts, investors and the financial community;

•	our plans to not provide annual financial guidance or projections;

•

any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	any significant changes in our management or board of directors;

•	investors’ or analysts’ views our stock structure and the significant voting control of certain of our stockholders;

•

additional shares of our Class A common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if we issue shares to satisfy RSU-related tax obligations or if existing stockholders sell shares into the market when applicable “lock-up” periods end;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	announcements by us or estimates by third parties of actual or anticipated changes in the size of our DAUq or related level of engagement;

•	changes in operating performance and stock market valuations of technology companies in our industry, including our competitors;

•	rumors and market speculation involving us or other companies in our industry;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	litigation threatened or filed against us, companies in our industry or both, or investigations by regulators into our operations or those of our competitors;

•	the extent to which retail and other individual investors (as distinguished from institutional investors) invest in our Class A common stock, which may result in increased volatility;

•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock market in general, and the market for technology companies in particular, has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Moreover, in the past, following periods of volatility in the overall market and the market prices of a particular company’s securities, securities class action litigation has often been instituted against that company. Securities litigation, if instituted against us, could result in substantial costs and divert our management’s attention and resources from our business.

Interest in our Class A common stock from retail and other individual investors, for reasons unrelated to our underlying business or macro or industry fundamentals, could result in increased volatility in the market price of our Class A common stock.

The market prices and trading volumes of certain securities, such as GameStop Corp., AMC Entertainment Holdings, Inc., and other “meme” stocks, have recently experienced, and may continue to experience, extreme volatility. The rapid and substantial increases or decreases in the market prices of these “meme” stocks may be unrelated to the respective issuer’s operating performance or macro or industry fundamentals, and the substantial increases may be significantly inconsistent with the risks and uncertainties that the issuer faces. This volatility has been attributed, in part, to strong and atypical retail investor interest, including as may be expressed on financial trading and other social media sites and online forums such as r/wallstreetbets, one of our subreddits. Given the broad awareness and brand recognition of Reddit, including as a result of the popularity of r/wallstreetbets among retail investors, and the direct access by retail investors to broadly available trading platforms, the market price and trading volume of our Class A common stock could experience extreme volatility for reasons unrelated to our underlying business or macro or industry fundamentals, which could cause you to lose all or part of your investment if you are unable to sell your shares at or above the initial offering price.

Redditors’ participation in this offering could result in increased volatility in the market price of our Class A common stock.

We expect Redditors to have the opportunity to participate in this offering, which could result in individual investors, retail or otherwise, constituting a larger proportion of the investors participating in this offering than is typical for an initial public offering. These factors could cause volatility in the market price of our Class A common stock. In addition, high levels of initial interest in our Class A common stock at the time of this offering may result in an unsustainable trading price, in which case the price of our Class A common stock may decline over time. Further, if the market price of our Class A common stock is above the level that investors determine is reasonable for our Class A common stock, some investors may attempt to short our Class A common stock after trading begins, which would create additional downward pressure on the market price of our Class A common stock.

No public market for our Class A common stock currently exists, and an active liquid market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our Class A common stock. Although we intend to apply to have our Class A common stock listed on the Nasdaq Global Select Market, an active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of the future prices of our Class A common stock.

The multi-class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the listing of our Class A common stock on the Nasdaq Global Select Market, including our directors, executive officers, and 5% stockholders, and their respective affiliates, who will hold in the aggregate     % of the voting power of our capital stock following the offering. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any major corporate transaction requiring stockholder approval, including change of control transactions.

Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are selling in this offering, has one vote per share. In addition, our Class C common stock has no votes per share. Immediately following this offering, the holders of our outstanding Class B common stock will hold     % of the voting power of our outstanding capital stock, with our directors, executive officers, and holders of more than 5% of our common stock, and their respective affiliates, holding in the aggregate     % of the voting power of our capital stock. Additionally, our principal stockholder, Advance, and certain of its affiliates beneficially own approximately                 shares of our Class B common stock, which will represent approximately     % of the voting power of our outstanding capital stock immediately following this offering. In connection with this offering, Mr. Huffman and Advance are expected to enter into a voting agreement that will provide, among other things, that Mr. Huffman will be entitled to vote all of the securities beneficially owned by Advance and certain of its affiliates in favor of directors designated by Advance, director candidates nominated or identified by Mr. Huffman, and, in Mr. Huffman’s sole discretion, on all matters submitted to a vote of our stockholders, subject to certain exceptions. See “Description of Capital Stock—Voting Agreement” for more information. Because of the ten-to-one voting ratio between our Class B and Class A common stock, respectively, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore will be able to control all matters submitted to our stockholders for approval.

This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Future transfers by holders of our Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of our Class B common stock who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B common stock could gain significant voting control as other holders of Class B common stock sell or otherwise convert their shares into Class A common stock. In addition, the conversion of Class B common stock to Class A common stock would dilute holders of Class A common stock, including holders of shares purchased in this offering, in terms of voting power within the Class A common stock. Any future issuances of common stock would also be dilutive to holders of Class A common stock. For example, because our Class C common stock carries no voting rights (except as otherwise required by law), if we issue Class C common stock in the future, the holders of Class B common stock may be able to hold significant voting control over most matters submitted to a vote of our stockholders for a longer period of time than would be the case if we issued Class A common stock rather than Class C common stock in such transactions.

We intend to enter into a Governance Agreement that grants our principal stockholder certain rights with respect to the control and management of our business, which may prevent us from taking actions that may be beneficial to us and our other stockholders.

In connection with this offering, we intend to enter into a governance agreement with Advance, our principal stockholder, and Mr. Huffman (the “Governance Agreement”). Pursuant to the Governance Agreement, Advance will have the right to designate two directors and one nonvoting board observer, and any increase in the size of our board of directors that would cause our board of directors to consist of more than ten members will be subject to Advance’s prior written approval. Subject to certain limitations, we will also require Advance’s prior written approval or consent to, among other things:

•

establish any new class of securities or issue securities which, in the aggregate, represent more than 10% of the voting power of the securities beneficially owned by Advance and certain of its affiliates as of the closing of this offering;

•	amend our amended and restated certificate of incorporation or amended and restated bylaws, if such amendment would adversely affect Advance’s rights thereunder;

•	effect a change of control transaction or any other merger, consolidation, business combination, sale, or acquisition that changes the rights or preferences of our security holders;

•	effect the liquidation, dissolution, or winding up of our business operations;

•	terminate, reduce, or enlarge the responsibilities of, or elect, appoint, or remove, our Chief Executive Officer; or

•

submit to our stockholders any proposal to effect the conversion of all then-outstanding shares of our Class C common stock into an equivalent number of fully paid and non-assessable shares of Class A common stock, as set forth in our amended and restated certificate of incorporation or otherwise.

The Governance Agreement will terminate upon the first to occur of (i) such date that Advance and certain of its affiliates cease to, in the aggregate, beneficially own at least 5% of the aggregate of the then-outstanding shares of our Class A and Class B common stock, (ii) the date when (x) Advance and certain of its affiliates cease to, in the aggregate, beneficially own at least 50% of the number of outstanding securities held by Advance as of the closing of this offering and (y) the then-outstanding shares of Class B common stock, in the aggregate, represent less than 7.5% of the aggregate of the then-outstanding shares of our Class A and Class B common stock, or (iii) the date that either we or Advance experience a change of control.

Accordingly, for so long as the Governance Agreement remains effective in accordance with its terms, Advance will have significant influence with respect to our management, business plans, and policies. In particular, Advance may be able to cause or prevent a change in the composition of our board of directors, a change in our Chief Executive Officer, the appointment, the scope of duties of, or termination of our Chief

Executive Officer, or a change of control of our company, which could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our company and ultimately might affect the market price of our Class A common stock. See “Certain Relationships and Related-Party Transactions—Governance Agreement” for more information.

Immediately after this offering, our principal stockholder, Advance and certain of its affiliates, will beneficially own                  shares of Class B common stock, which will represent approximately         % of the voting power of our outstanding capital stock immediately after this offering. In connection with this offering, Mr. Huffman and Advance are expected to enter into a voting agreement that will provide, among other things, that Mr. Huffman will be entitled to vote all of the securities beneficially owned by Advance and certain of its affiliates in favor of directors designated by Advance, director candidates nominated or identified by Mr. Huffman, and, in Mr. Huffman’s sole discretion, on all matters submitted to a vote of our stockholders, subject to certain exceptions. See “Description of Capital Stock—Voting Agreement” for more information.

A substantial portion of the outstanding shares of our common stock after this offering will be restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares of our common stock eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our Class A common stock.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our Class A common stock. Our executive officers, directors, and the holders of substantially all of our common stock and securities convertible into or exchangeable for shares of our common stock have entered into market standoff agreements with us or have entered into lock-up agreements with Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC, on behalf of the underwriters, under which they have agreed, subject to certain exceptions, not to sell any of our stock for              days following the date of this prospectus. We refer to such period as the lock-up period. Pursuant to the lock-up agreements, Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC may release certain stockholders from the market standoff agreements or lock-up agreements prior to the end of the lock-up period. See “Shares Eligible for Future Sale” and “Underwriters” for more information.

The shares of our Class A common stock that may be available in the public market prior to                days after the date of this prospectus could be higher or lower depending on the price of shares of our Class A common stock and the actual numbers of RSUs that are fully-vested on the applicable settlement date and on the number of stock options exercised. Upon completion of this offering, stockholders owning an aggregate of 107,123,949 shares of our common stock will be entitled, under our investor rights agreement, to certain rights with respect to the registration of the Class A common stock issuable upon conversion of such shares under the Securities Act. In addition, after this offering, up to                  shares of our Class B common stock and                 shares of our Class A common stock may be issued upon exercise of outstanding stock options or upon settlement of outstanding RSUs (including those outstanding options and RSUs that may be eligible for sale in the public market in order to satisfy tax withholding obligations), and                  shares of our Class A common stock are available for future issuance under our Amended and Restated 2017 Equity Incentive and Grant Plan. We intend to file a registration statement to register shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and the expiration or waiver of the market standoff agreements and lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options or upon settlement of outstanding RSU awards will be available for immediate resale in the United States in the open market.

Sales of our shares as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.

The multi-class structure of our common stock may adversely affect the trading market for our Class A common stock.

Certain stock index providers, such as S&P Dow Jones, exclude companies with multiple classes of shares of common stock from being added to certain stock indices, including the S&P 500. Accordingly, the multi-class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices may not invest in our Class A common stock.

In addition, several stockholder advisory firms and large institutional investors have been critical of the use of multi-class structures. Such stockholder advisory firms may publish negative commentary about our corporate governance practices or our capital structure, which may dissuade large institutional investors from purchasing shares of our Class A common stock.

These actions could make our Class A common stock less attractive to other investors and may result in a less active trading market for our Class A common stock.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of:

•	the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation);

•	the last day of the fiscal year following the fifth anniversary of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or

•	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

As a result of our “emerging growth company status”, we may take advantage of exemptions from various reporting requirements that would otherwise be applicable to public companies, including but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Investors may find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our per share trading price may be adversely affected and more volatile.

If industry or financial analysts do not publish research or reports about our business, or if they issue inaccurate or unfavorable research regarding our Class A common stock, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Class A common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding our stock price, our stock price may decline. In addition, the stock prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our Class A common stock or publish unfavorable research about us. If one or more of these analysts cease coverage of our Class A common stock or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our stock price or trading volume to decline.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations, financial condition, and prospects could be harmed, and the market price of our Class A common stock could decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. These investments may not yield a favorable return to our investors.

We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

We have never declared or paid any cash dividends on shares of our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Additionally, our ability to pay dividends is limited by restrictions on our ability to pay dividends or make distributions under the terms of our revolving credit agreement. Accordingly, investors must for the foreseeable future rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

If you purchase shares of our Class A common stock in this offering, you will incur immediate and substantial dilution.

The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchased our Class A common stock in this offering, at the assumed initial public offering price of $                 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you would experience an immediate dilution of $                 per share, the difference between the price per share you pay for our Class A common stock and our pro forma net tangible book value per share as of $                , after giving effect to the issuance by us of                 shares of our Class A common stock in this offering. In addition, you may also experience additional dilution if options, RSUs, or other rights to purchase our common stock that are outstanding or that we may issue in the future are exercised, vest, or are converted or we issue additional shares of our common stock at prices lower than our net tangible book value at such time. See “Dilution” for more information.

Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, contain, and Delaware law contains, provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. These provisions will provide for the following:

•

a multi-class structure which provides our holders of Class B common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A, Class B, and Class C common stock;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the exclusive right of our board of directors to establish the size of the board of directors and to appoint a director to fill a vacancy, however occurring, including by expanding the board of directors, subject to the rights granted to Advance pursuant to the Governance Agreement;

•

the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including voting or other rights or preferences, without stockholder approval, subject to the rights granted to Advance pursuant to the Governance Agreement, which could be used to significantly dilute the ownership of a hostile acquiror;

•	the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval, subject to the rights granted to Advance pursuant to the Governance Agreement;

•

a majority or class voting requirement to amend certain provisions in our amended and restated certificate of incorporation and a supermajority or class voting requirement to amend certain provisions in our amended and restated bylaws;

•

the requirement that a special meeting of stockholders may be called only by the chairperson of our board of directors (if any), our Chief Executive Officer, a majority of our board of directors then in office, or, if at such time the holders of our Class B common stock hold at least 30% of the voting power of all of the then-outstanding shares of our capital stock, the Secretary upon the written request of stockholders holding at least 30% of the voting power of all of the then-outstanding shares of our capital stock;

•

at any time when the holders of our Class B common stock hold less than 30% of the voting power of all of the then-outstanding shares of our capital stock, the requirement that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us; and

•	the limitation of liability of, and provision of indemnification to, our directors and officers.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

In addition, we have opted out of Section 203 of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”), but our amended and restated certificate of incorporation will provide that the restrictions contained in Section 203 will apply to us immediately following the time at which all of the following conditions exist (if ever): (i) Section 203 by its terms would, but for the provisions of our amended and restated certificate of incorporation, apply to us; (ii) Advance and its affiliates and associates beneficially own less than 15% of the voting power of the then-outstanding shares of our common stock, and (iii) the Governance Agreement has terminated in accordance with its terms. If these conditions all exist, we will thereafter be governed by Section 203, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without the approval of the holders of substantially all of our outstanding common stock.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws to be effective immediately prior to the completion of this offering, and our indemnification agreements that we have entered or intend to enter into with our directors and officers, provide that:

•

we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;
•

we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers will undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•

the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•	we may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees, and agents.

While we have obtained directors’ and officers’ liability insurance policies, such insurance policies may not be available to us in the future at a reasonable rate, may not cover all potential claims for indemnification, and may not be adequate to indemnify us for all liability that may be imposed. Additionally, given the significant increase in the costs of directors’ and officers’ insurance policies recently, we may subsequently decide to select lower overall policy limits or forgo insurance altogether that we would otherwise rely upon to cover applicable defense costs, settlements and damages awards.

Our certificate of incorporation and bylaws currently provide, and our amended and restated certificate of incorporation and amended and restated bylaws will provide, for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, and that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act of 1933.

Our certificate of incorporation and bylaws currently provide, and our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide, that: (i) unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action or proceeding brought on behalf of the company, (B) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our current or former director, officer, other employee, agent or stockholder to the company or our stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (C) any action asserting a claim against the company or any of our current or former director, officer, employee, agent or stockholder arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action asserting a claim related to or involving the company that is governed by the internal affairs doctrine; (ii) unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, although there is uncertainty as to whether a court would enforce this provision; (iii) any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the company will be deemed to have notice of and consented to these provisions; and (iv) failure to enforce the foregoing provisions would cause us irreparable harm, and we will be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Nothing in our current certificate of incorporation or bylaws or our amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims solely under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former director, officer, other employee, agent, or stockholder to the company, which may discourage such claims against us or any of our current or former director, officer, other employee, agent, or stockholder to the company and result in increased costs for investors to bring a claim. We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums, and protection against the burdens of multi-forum litigation. If a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation or our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, results of operations, and prospects.

Any future issuance of Class C common stock may have the effect of further concentrating voting control in our Class B common stock and may discourage potential acquisitions of our business and could have an adverse effect on the trading price of our Class A common stock.

Under our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, we will be authorized to issue                shares of Class C common stock. Any future issuance of Class C common stock may have the effect of further concentrating voting control in our Class B common stock and may discourage potential acquisitions of our business and could have an adverse effect on the trading price of our Class A common stock. Although we have no current plans to issue any shares of Class C common stock, we may in the future issue shares of Class C common stock for a variety of corporate purposes, including financings, acquisitions, investments, and equity incentives to our employees, consultants, and directors. Our authorized but unissued shares of Class C common stock are available for issuance with the approval of our board of directors without stockholder approval, except as may be required by the Listing Rules of Nasdaq. Because the Class C common stock carries no voting rights (except as otherwise required by law), is not convertible into any other capital stock, and is not listed for trading on an exchange or registered for sale with the SEC, shares of Class C common stock may be less liquid and less attractive to any future recipients of these shares than shares of Class A common stock, although we may seek to list the Class C common stock for trading and register shares of Class C common stock for sale in the future. In addition, because our Class C common stock carries no voting rights (except as otherwise required by law), if we issue shares of Class C common stock in the future, the holders of our Class B common stock may be able to hold significant voting control over most matters submitted to a vote of our stockholders for a longer period of time than would be the case if we issued Class A common stock rather than Class C common stock in such transactions. In addition, subject to the terms of the Governance Agreement, following the date on which no shares of Class B common stock remain outstanding, upon the date and time or occurrence of an event specified by the vote of holders of a majority of the then-outstanding shares of Class A common stock, each share of Class C common stock shall automatically convert into one share of Class A common stock. If we issue shares of Class C common stock in the future, such issuances would have a dilutive effect on the economic interests of our Class A and Class B common stock. Any such issuance of Class C common stock could also cause the trading price of our Class A common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, projected costs, prospects, plans, objectives of management, and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our strategies to increase awareness of Reddit, including through search engine optimization, partnerships, and investment in full-funnel marketing;

•	our strategies to increase user growth and engagement;

•	our expectations regarding the growth and availability of valuable and appealing user-generated content on our platform;

•	our ability to develop new products and services and bring them to market in a timely manner and make enhancements to our platform;

•	user and advertiser growth strategies in geographies outside of the United States and languages besides English;

•	strategies to increase revenue from new and existing advertisers;

•	empowerment of Redditors, including creators and communities;

•	our content moderation model relative to complex content ranking algorithms;

•	our ability to attract and retain Redditors and their level of engagement;

•	the effects of the COVID-19 pandemic on our business and the global economy generally;

•	our ability to maintain and enhance our brand and reputation;

•	our history of losses and expectation to incur continuing losses for the foreseeable future;

•	our ability to maintain the security and availability of our platform and protect against data breaches and other security incidents;

•

our ability to manage risks associated with our business, in particular, risks related to content on our platform, and our content moderation approach, which depends on users who volunteer to be moderators of their communities;

•	potential harm caused by changes in internet search engines’ methodologies, particularly search engine optimization methodologies and policies;

•	the size of our addressable markets, market share, and market trends, including our ability to grow our business in the countries we have identified as near-term priorities;

•	our ability to attract and retain advertisers and scale our revenue model;

•	our ability to develop effective products and tools for advertisers, including measurement tools;

•	our ability to compete effectively in our industry;

•	our ability to expand and monetize our platform internationally;

•	fluctuations in our operating results and seasonality of our business;

•	our ability to raise additional capital;

•

our ability to receive, collect, transfer, store, use, share, and otherwise process data, including personal information, and compliance with laws, rules, and regulations related to data privacy, protection, and security and content;

•	our ability to comply with modified or new laws and regulations applying to our business, and potential harm to our business as a result of those laws and regulations;

•	changes in technology or methodology that impact our calculation of DAUq;

•	real or perceived inaccuracies in metrics related to our business;

•	the increased expenses associated with being a public company;

•	our ability to effectively manage our growth and expand our infrastructure and maintain our corporate culture;

•	our ability to identify, recruit, and retain skilled personnel, including key members of senior management;

•	our intention to continue to make investments in talent and our platform infrastructure;

•

our plan to drive our growth generally by (i) evolving our service model to more types of advertisers and building deeper advertiser relationships, (ii) providing product opportunities and offerings that deliver value to our advertisers, (iii) developing measurements solutions to increase the effectiveness of our advertisers’ return on investment, and (iv) making technology enhancements that automate and improve the ease of use of our platform;

•	build out a self-serve offering as well as other automation tools;

•	significant opportunity to increase the number of advertisers on Reddit over time through our self-serve offering as well as with increased sales and marketing resources;

•

large and attractive opportunity in the digital advertising market, as well as an attractive offering for both advertisers and users who benefit from the contextual advertising content that our platform provides, and our intention to continue to invest in this area;

•	expectation of increased losses and decline in operating margins as we invest in our international growth;

•	challenges increasing ARPU on an absolute basis outside of the United States;

•	potential need to absorb the costs related to investments in product improvements and innovations without generating sufficient revenue to offset these costs;

•	expectation of increased losses and decreased operating margins as we make investments in product improvements and innovations;

•

our opportunity to continue to grow our DAUq in the United States and around the world and our focus on growing our platform globally, including through entering new geographic markets and investing in under-penetrated ones;

•	our aim to increase DAUq by scaling internationally, developing products that are more compelling for our users, and improving the quality of our products across all platforms;

•

our expectation of an increase in our costs and expenses from the launch of new ad formats, products, and features, primarily as additional hosting costs although most of these areas of focus will not initially generate revenue;

•	potential lower Redditor growth and declining engagement as the COVID-19 pandemic subsides;

•	potential near-term volatility in Redditor and revenue growth rates;

•

sufficiency of our existing cash, cash equivalents, and marketable securities and amounts available under our revolving credit facility to meet our working capital and capital expenditure needs over at least the next 12 months;

•	our intended use of the net proceeds from this offering; and

•	other risks and uncertainties described in this prospectus, including those described in “Risk Factors.”

We caution you that the foregoing list does not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations, estimates, forecasts, and projections about future events and trends that we believe may affect our business, results of operations, financial condition, and prospects. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

MARKET AND INDUSTRY DATA

This prospectus contains estimates, projections, and other information concerning our industry and our business, as well as data regarding market research, estimates, and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” Unless otherwise expressly stated, we obtained this industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See “Special Note Regarding Forward-Looking Statements” for more information.

Among others, we refer to estimates compiled by the following industry sources:

•	International Data Corporation, Inc. (“IDC”); and

•

Comscore Media Metrix Multi-Platform, Cross Visiting, Custom-defined list including Reddit, Facebook.com, Instagram.com, Tiktok.com, Twitter.com, Snapchat, Inc., Linkedin, Pinterest and Twitch.tv September 2021, % Vertical, U.S. and Comscore Media Metrix Multi-Platform, Demographic Profile, Reddit, September 2021, % Composition Unique Visitors, U.S. (together, “Comscore”).

Certain statistical information in this prospectus is based on the following survey and research reports commissioned by us:

•	Verto Analytics, Reddit’s Role in the Path to Purchase, 2020;

•	Luth Research, The Value of Viewing Ads on Reddit, 2021; and

•	YPulse, Power of Community, November 2021.

Testimonials contained in this report are from actual users, moderators, and advertisers. Users, moderators, and advertisers featured in the report agreed to the use of the examples shared.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of $                 (or approximately $                 if the underwriters’ over-allotment option is exercised in full) based on an assumed initial public offering price of $                 per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $                 , assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $                , assuming an initial public offering price of $                  per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our Class A common stock. We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the net proceeds to in-license, acquire, or invest in complementary technologies, assets, or intellectual property. We periodically evaluate strategic opportunities; however, we have no current commitments to enter into any such acquisitions or make any such investments at this time.

We intend to use some of the net proceeds to satisfy tax withholding obligations related to the vesting and settlement of RSUs, which will begin to vest in connection with and after the completion of this offering. We do not currently know the amount of net proceeds that would be used to satisfy these tax withholding obligations because it depends on many factors, including our share price on the date of settlement and the number of shares underlying RSUs that are settled on such date. Based on the assumed initial public offering price of $                 per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus,                  shares underlying RSUs vesting on such date, and the applicable income tax rate for certain of our employees from whom we will withhold taxes, we would use approximately $                 million to satisfy these tax withholding obligations. A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, assuming no change to the applicable tax rates, would increase (decrease) the amount we would be required to pay to satisfy these tax withholding obligations by approximately $                .

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Additionally, we will have broad discretion over how to use the net proceeds from this offering. We intend to invest the net proceeds to us from the offering that are not used as described above in short-term and long-term high credit quality instruments and money market funds.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. The terms of our revolving credit facility also restrict our ability to pay dividends, and we may enter into additional credit agreements or other borrowing arrangements in the future that may restrict our ability to declare or pay cash dividends on our capital stock. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable law, and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, general business conditions, and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, and marketable securities and our capitalization as of December 31, 2021 on:

•	an actual basis;

•

a pro forma basis, giving effect to (i) the Preferred Stock Conversion, (ii) stock-based compensation expense of approximately $69.7 million, comprised of $54.6 million associated with outstanding RSUs subject to service-based and liquidity-based vesting conditions for which the service-based vesting condition was satisfied as of December 31, 2021, and $15.1 million associated with outstanding RSUs subject to liquidity-based vesting conditions and performance- or market-based vesting conditions for which the performance- or market-based vesting conditions were satisfied as of December 31, 2021, both of which we will recognize upon the completion of this offering, as further described in Note 10—Convertible Preferred Stock to our consolidated financial statements included elsewhere in this prospectus, (iii) the increase in accrued expenses and other current liabilities and an equivalent decrease in additional paid-in capital of $            in connection with the withholding tax obligations, based on an assumed public offering price of $            per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, as we intend to issue shares of Class A common stock on a net basis to satisfy the associated withholding tax obligations, (iv) the net issuance of            shares of Class A common stock and                  shares of Class B common stock that will vest and be issued from the settlement of such RSUs, and (v) the filing and effectiveness of our amended and restated certificate of incorporation which will be in effect immediately prior to the completion of this offering. The pro forma adjustment related to stock-based compensation expense of approximately $69.7 million has been reflected as an increase to additional paid-in capital and accumulated deficit; and

•

a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) our receipt of estimated net proceeds from the sale of shares of Class A common stock that we are offering at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	December 31, 2021
	Actual	Pro Forma	Pro Forma, As Adjusted
	(in thousands, except share and per share amounts)
Cash, cash equivalents, and marketable securities	$1,413,132	$	$

Convertible preferred stock; par value $0.0001 per share; 86,864,781 shares authorized; 73,021,449 shares issued and outstanding, actual; no shares authorized, issued, or outstanding, pro forma, and pro forma as adjusted	1,853,492
Stockholders’ equity (deficit)
Preferred stock, par value $0.0001 per share; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—
Class A common stock, par value $0.0001 per share; 189,000,000 shares authorized, 5,166,855 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class B common stock, par value $0.0001 per share; 142,000,000 shares authorized, 51,212,674 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	6
Class C common stock, par value $0.0001 per share; no shares authorized, issued, or outstanding, actual; shares authorized, no shares issued and outstanding, pro forma, and pro forma as adjusted	—
Additional paid-in capital	181,407
Accumulated other comprehensive income (loss)	(238)
Accumulated deficit	(467,188)

Total stockholders’ equity (deficit)	(286,013)

Total capitalization	$1,567,479	$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share of our Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash, cash equivalents, and marketable securities by approximately $            , and each of our pro forma as adjusted total stockholders’ equity and total capitalization by approximately $             , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) each of our pro forma as adjusted cash, cash equivalents, and marketable securities, total stockholders’ equity, and total capitalization by approximately $            , assuming the assumed initial public offering price of $             per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ over-allotment option were exercised in full, pro forma as adjusted cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity, total capitalization, and shares of Class A common stock outstanding as of December 31, 2021 would be $        , $        , $        , $        , and             shares, respectively.

The number of shares of our common stock to be outstanding after this offering is based on 10,270,872 shares of our Class A common stock, 119,130,106 shares of our Class B common stock, and no shares of our Class C common stock outstanding, in each case, as of December 31, 2021, after giving effect to the Preferred Stock Conversion and does not include:

•	17,694,171 shares of our Class A common stock issuable upon the exercise of outstanding stock options as of December 31, 2021, having a weighted-average exercise price of $8.08 per share;

•	8,426,234 shares of our Class B common stock issuable upon the exercise of outstanding stock options as of December 31, 2021, having a weighted-average exercise price of $1.85 per share;

•

6,682,449 RSUs covering shares of our Class A common stock that are issuable upon satisfaction of service-based and liquidity-based vesting conditions outstanding as of December 31, 2021, for which the service-based vesting condition was not yet satisfied as of December 31, 2021, and 277,686 RSUs covering shares of Class A common stock outstanding as of December 31, 2021, for which the liquidity-based vesting condition will be satisfied in connection with this offering and for which the service-based vesting condition was satisfied as of December 31, 2021;

•

3,950,214 PRSUs covering shares of our Class A common stock that are issuable upon satisfaction of performance- or market-based vesting conditions outstanding as of December 31, 2021, for which the performance- or market-based vesting condition was not yet satisfied as of December 31, 2021, and PRSUs covering 100,000 shares of Class A common stock outstanding as of December 31, 2021, for which the liquidity-based vesting condition will be satisfied in connection with this offering and for which the performance-based vesting condition was satisfied as of December 31, 2021;

•

562,447 PRSUs covering shares of our Class B common stock outstanding as of December 31, 2021, for which the liquidity-based vesting condition will be satisfied in connection with this offering and for which the performance-based vesting condition was satisfied as of December 31, 2021;

•	1,358,670 RSUs covering shares of our Class A common stock that are issuable upon satisfaction of a service-based vesting condition granted subsequent to December 31, 2021;

•

9,195,918 shares of our Class A common stock reserved for future issuance under the 2017 Plan as of December 31, 2021, which number of shares will be added to the shares of our Class A common stock to be reserved for future issuance under the 2022 Plan upon its effectiveness, at which time we will cease granting awards under our 2017 Plan;

•

             shares of our Class A common stock reserved for future issuance under the 2022 Plan, which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective, as well as any future increases in the number of shares of Class A common stock reserved for issuance under the 2022 Plan; and

•

             shares of our Class A common stock reserved for future issuance under the ESPP, which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective, as well as any future increases in the number of shares of Class A common stock reserved for issuance under the ESPP.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.

Our pro forma net tangible book value as of December 31, 2021 was $            , or $         per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the number of our shares of Class A and Class B common stock outstanding as of December 31, 2021, after giving effect to the Preferred Stock Conversion, the net issuance of                  shares of Class A common stock that will vest and be issued from the settlement of certain outstanding RSUs subject to service-based and liquidity-based vesting conditions for which the liquidity-based vesting condition will be satisfied in connection with this offering and for which the service-based vesting condition was satisfied as of December 31, 2021, the net issuance of                  shares of Class A common stock that will vest and be issued from the settlement of certain outstanding RSUs subject to performance-based vesting conditions for which the liquidity-based vesting condition will be satisfied in connection with this offering and for which the performance-based vesting condition was satisfied as of December 31, 2021, and the net issuance of                  shares of Class B common stock that will vest and be issued from the settlement of certain outstanding RSUs subject to a performance condition for which the liquidity-based vesting condition will be satisfied in connection with this offering and for which the performance-based vesting condition was satisfied as of December 31, 2021.

After giving effect to the sale by us of              shares of our Class A common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of                 , 2021 would have been $            , or $         per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $         per share to new investors purchasing our Class A common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2021	$
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares of our Class A common stock in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share of our Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $         per share and increase (decrease) the dilution to new investors by $         per share, in each case assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $         per share and decrease (increase) the dilution to new investors by approximately $         per share, in each case assuming the assumed initial public offering price of

$         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share, as adjusted to give effect to this offering, would be $         per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $         per share.

The following table summarizes, as of                 , 2021, on a pro forma as adjusted basis as described above, the number of shares of common stock purchased from us, the total consideration and the average price per share (i) paid to us by existing stockholders, and (ii) to be paid by new investors acquiring our Class A common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Total		100%		$	100%

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $        , assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the number of shares of our Class A common stock held by existing stockholders will be reduced to              shares, or         % of the total number of shares of our common stock outstanding after the completion of this offering, and the number of shares held by new investors will increase to             shares, or         % of the total number of shares of our common stock outstanding after the completion of this offering.

To the extent that any outstanding options are exercised, outstanding RSUs settle, new options or RSUs are issued under our stock-based compensation plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

The number of shares of our common stock to be outstanding after this offering is based on 10,270,872 shares of our Class A common stock, 119,130,106 shares of our Class B common stock, and no shares of our Class C common stock outstanding, in each case, as of December 31, 2021 after giving effect to the Preferred Stock Conversion and does not include:

•	17,694,171 shares of our Class A common stock issuable upon the exercise of outstanding stock options as of December 31, 2021, having a weighted-average exercise price of $8.08 per share;

•	8,426,234 shares of our Class B common stock issuable upon the exercise of outstanding stock options as of December 31, 2021, having a weighted-average exercise price of $1.85 per share;

•	6,682,449 RSUs covering shares of our Class A common stock that are issuable upon satisfaction of service-based and liquidity-based vesting conditions outstanding as of December 31, 2021, for which the service-based vesting condition was not yet satisfied as of December 31, 2021, and 277,686 RSUs covering shares of Class A common stock outstanding as of December 31, 2021, for which the liquidity-based vesting condition will be satisfied in connection with this offering and for which the service-based vesting condition was satisfied as of December 31, 2021;

•

3,950,214 PRSUs covering shares of our Class A common stock that are issuable upon satisfaction of performance- or market-based vesting conditions outstanding as of December 31, 2021, for which the performance- or market-based vesting condition was not yet satisfied as of December 31, 2021, and 100,000 PRSUs covering shares of Class A common stock outstanding as of December 31, 2021, for which the liquidity-based vesting condition will be satisfied in connection with this offering and for which the performance-based vesting condition was satisfied as of December 31, 2021;

•

562,447 PRSUs covering shares of our Class B common stock outstanding as of December 31, 2021, for which the liquidity-based vesting condition will be satisfied in connection with this offering and for which the performance-based vesting condition was satisfied as of December 31, 2021;

•	1,358,670 RSUs covering shares of our Class A common stock that are issuable upon satisfaction of a service-based vesting condition granted subsequent to December 31, 2021;

•

9,195,918 shares of our Class A common stock reserved for future issuance under the 2017 Plan as of December 31, 2021, which number of shares will be added to the shares of our Class A common stock to be reserved for future issuance under the 2022 Plan upon its effectiveness, at which time we will cease granting awards under our 2017 Plan;

•

                shares of our Class A common stock reserved for future issuance under the 2022 Plan, which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective, as well as any future increases in the number of shares of Class A common stock reserved for issuance under the 2022 Plan; and

•

                shares of our Class A common stock reserved for future issuance under the ESPP, which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective, as well as any future increases in the number of shares of Class A common stock reserved for issuance under the ESPP.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected consolidated financial data. The selected consolidated statements of operations data for the years ended December 31, 2020 and 2021 and the selected consolidated balance sheet data as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace, and are qualified in their entirety by, the consolidated financial statements and related notes.

	Year Ended December 31,
	2020	2021
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Revenue	$228,908	$484,916
Costs and expenses(1):
Cost of revenue	55,026	72,565
Research and development	117,526	256,975
Sales and marketing	75,396	137,867
General and administrative	43,517	144,722

Total costs and expenses	291,465	612,129

Income (loss) from operations	(62,557)	(127,213)
Other income (expense), net	3,486	(343)

Income (loss) before income taxes	(59,071)	(127,556)
Income tax expense (benefit)	102	340

Net income (loss)	$(59,173)	$(127,896)

Net income (loss) per share attributable to Class A and Class B common stock, basic and diluted(2)	$(1.23)	$(2.47)
Weighted-average shares of Class A and Class B common stock used to compute net income (loss) per share, basic and diluted	48,257,578	51,693,315
Unaudited pro forma net income (loss) per share attributable to Class A and Class B common stock, basic and diluted(2)
Unaudited pro forma weighted-average shares of common stock used to compute pro forma net income (loss) per share attributable to Class A and Class B common stock, basic and diluted
Other Financial Information:
Adjusted EBITDA(3)	$(39,377)	$29,955
Net cash provided by (used in) operating activities	$(61,843)	$(130,187)
Free Cash Flow(4)	$(64,893)	$(132,486)

(1)	Costs and expenses includes stock-based compensation expense as follows:

	Year Ended December 31,
	2020	2021
	(in thousands)
Cost of revenue	$553	$61
Research and development	11,114	65,616
Sales and marketing	4,675	14,493
General and administrative	4,904	69,696

Stock-based compensation expense	$21,246	$149,866

In connection with a tender offer and secondary sales of our common stock, stock-based compensation expense for the year ended December 31, 2021 included $122.8 million for the amount paid in excess of the estimated fair value of the common stock as of the date of the transactions.

(2)

See Note 4—Net Income (Loss) per Share of the notes to our consolidated financial statements included elsewhere in this prospectus for a description of how we compute basic and diluted net income (loss) per share attributable to Class A and Class B common stock and pro forma basic and diluted net income (loss) per share attributable to Class A and Class B common stock. The rights, including the liquidation and dividend rights, of Class A and Class B common stock are substantially identical other than voting rights. Accordingly, the Class A and Class B common stock share in our net income (losses).

(3)

See “—Adjusted EBITDA” below for more information and for a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.

(4)

See “—Free Cash Flow” below for more information and for a reconciliation of Free Cash Flow to net cash provided by (used in) operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP. For the year ended December 31, 2021, Free Cash Flow included tender offer payments that were deemed compensation of $101.1 million.

	December 31,
	2020	2021

	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and marketable securities	$367,239	$1,413,132
Working capital	423,956	1,530,416
Total assets	524,139	1,645,109
Total liabilities	65,008	77,630
Convertible preferred stock	610,744	1,853,492
Total stockholders’ equity (deficit)	(151,613)	(286,013)

Non-GAAP Financial Measures

We use certain non-GAAP financial measures to supplement our consolidated financial statements, which are presented in accordance with GAAP, to evaluate our core operating performance. These non-GAAP financial measures include Adjusted EBITDA and Free Cash Flow. We use these non-GAAP financial measures to facilitate reviews of our operational performance and as a basis for strategic planning. By excluding certain items that are non-recurring or not reflective of the performance of our normal course of business, we believe that Adjusted EBITDA and Free Cash Flow provide meaningful supplemental information regarding our performance. Accordingly, we believe these non-GAAP financial measures are useful to investors and others because they allow investors to supplement their understanding of our financial trends and evaluate our ongoing and future performance in the same manner as management. However, there are a number of limitations related to the use of non-GAAP financial measures as they reflect the exercise of judgment by our management about which expenses are excluded or included in determining these non-GAAP measures, and these non-GAAP measures should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with GAAP. Other companies, including companies in our industry, may calculate these non-GAAP financial measures differently or not at all, which reduces their usefulness as comparative measures.

Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss) excluding interest (income) expense, net, income tax expense (benefit), depreciation and amortization, stock-based compensation expense and related taxes, other (income) expense, net, and certain other non-cash items impacting net income (loss) from time to time. Other (income) expense, net consists primarily of realized gains and losses on sales of marketable securities, foreign currency transaction gains and losses, and other income and expense that are not indicative of our ongoing business performance. To evaluate our core operating results, we exclude other (income) expense, net from Adjusted EBITDA. We consider the exclusion of certain non-cash items in calculating Adjusted EBITDA to provide a useful measure for investors and others to evaluate our operating results in the same manner as management.

The following table presents a reconciliation of our net income (loss), the most directly comparable financial measure presented in accordance with GAAP, to Adjusted EBITDA:

	Year Ended December 31,
	2020	2021
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net income (loss)	$(59,173)	$(127,896)
Add (deduct):
Interest (income) expense, net	(3,987)	(355)
Income tax expense (benefit)	102	340
Depreciation and amortization	1,934	2,813
Stock-based compensation expense and related taxes	21,246	154,356
Other (income) expense, net	501	697

Adjusted EBITDA	$(39,377)	$29,955

Free Cash Flow

Free Cash Flow represents net cash provided by operating activities less purchases of property and equipment. We believe that Free Cash Flow is useful to investors as a liquidity measure because it measures our ability to generate or use cash. Once our business needs and obligations are met, cash can be used to maintain a strong balance sheet and invest in future growth. Additionally, we believe that Free Cash Flow is an important measure since we use third-party infrastructure partners to host our services and therefore we do not incur significant capital expenditures to support revenue generating activities. We do not intend to conduct tender offers to repurchase our common stock as a public company and do not expect to have adjustments to Free Cash Flow in future periods after this offering.

The following table presents a reconciliation of net cash provided by (used in) operating activities, the most directly comparable financial measure calculated in accordance with GAAP, to Free Cash Flow:

	Year Ended December 31,
	2020	2021
	(in thousands)
Reconciliation of Free Cash Flow:
Net cash provided by (used in) operating activities	$(61,843)	$(130,187)
Less:
Purchases of property and equipment	(3,050)	(2,299)

Free Cash Flow	$(64,893)	$(132,486)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Consolidated Financial Data” section, our consolidated financial statements, and related notes, and other financial information appearing elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve significant risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to those differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Data as of and for the years ended December 31, 2020 and 2021 has been derived from our audited consolidated financial statements appearing at the end of this prospectus. Our historical results are not necessarily indicative of the results to be expected for any period in the future.

Overview

Our mission is to bring community, belonging, and empowerment to everyone in the world. We built Reddit with the belief that communities can unlock the power of human creativity and create a sense of belonging and empowerment for their members. We believe the world needs community more than ever, and that this represents our greatest opportunity to enrich the lives of everyone in the world.

Reddit is the place where anyone can join a community to learn, discuss, organize, create, and belong to a community of communities. They come together to share the rhythm of their daily discoveries, to solve some of their hardest personal challenges, and to thrive as a community. Built on trust, Reddit has a home for everyone.

Our strategy is to support the growth and engagement of our communities. We aim to become Redditors’ first choice when they are exploring their passions, looking for entertainment, or keeping tabs on culture and news. Accomplishing this goal will require us to expand and transform our platform to keep pace with the shifting needs of our Redditors and advertisers.

We operate mobile applications and a website that allow users to form communities and create and share content. We generate substantially all of our revenue from third party advertising on our platform. Operating costs are driven by headcount related costs as well as costs to deliver our advertising services. To support continued user growth and expand our advertising business, we expect to continue to make investments in talent as well as our platform infrastructure.

For a discussion of the key opportunities and challenges we face in growing our business, see “—Key Factors Affecting our Performance.”

We are headquartered in San Francisco, California, and have several offices around the world.

Key Financial and Operating Metrics

We review a number of metrics, including the key metrics discussed below, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

Trends in User Metrics

Daily Active Unique. We define a daily active unique (“DAUq”) as a user whom we can identify with a unique identifier who has visited a page on the Reddit website, www.reddit.com, or opened a Reddit application at least once during a 24-hour period. We calculate average DAUq for a particular period by adding the number of DAUq on each day of that period and dividing that sum by the number of days in that period. We measure DAUq because we believe that this metric helps management understand usage of and engagement with our platform.

DAUq includes visits from those who have logged in to a registered account as well as those who have not logged into—or do not have—a registered account. Visitors that come to Reddit from search engines are generally not logged in and originate from both desktop and mobile web. Currently, monetization of these users is mainly through conversation page ads. Measuring the number of logged-out visitors is difficult and complex. For example, where a page is hosted using Google’s Accelerated Mobile Page (“AMP”) framework, we have been prohibited from providing ads and we rely on information received from Google to compute DAUq for these logged-out visitors.(1) The information provided by Google has not been historically complete and consistent. For example, in July 2020, Google began providing additional traffic information that has allowed us to more accurately deduplicate AMP traffic and more accurately count DAUq. This same traffic information is not available from Google for our DAUq counts prior to July 2020. Additionally, we have rolled out an internally developed mobile web platform to replace pages hosted using AMP. While this implementation could have some impact to user counts in the short term, this transition should provide a series of long-term benefits to us, including ads monetization of those pages and more consistency in the tracking of our DAUq data. As of December 31, 2021, we have migrated a majority of our AMP traffic to this new infrastructure, which we anticipate completing in 2022. As a result of these past and ongoing changes, our DAUq metrics are not directly comparable quarter over quarter or year over year and may not be comparable period over period in the future.

DAUq is shown globally and also broken out by the United States and the rest of the world because these markets have different characteristics. Most notably, we are more advanced in engagement and monetization in the United States than internationally. Prior to the three months ended December 31, 2019, third-party user data from AMP did not include geographical information. As such, the breakout of DAUq between the United States and the rest of the world starts with the three months ended December 31, 2019.

In addition, we monitor direct DAUq, which we define as a user whom we can identify with a unique identifier who has visited a page on the Reddit website, www.reddit.com, or opened a Reddit application at least once during a 24-hour period, where they were not referred by another website or search engine. We measure direct DAUq because direct users tend to have higher engagement and spend more time on our platform compared to users who come to the platform solely through search engine optimization. Logged-in, direct visitors often start their experience in a personalized feed with advertising and dive into post pages with conversation page ads. These ads include display, video, and direct response as well as other ads for mobile apps, mobile web, and desktop web.

(1)

Google introduced the AMP framework in 2015. Users had accessed Reddit using the AMP framework when they visited Reddit via mobile searches on Google. AMP imposes significant limitations on the dynamic injection of content, making it challenging for us to insert our own ads using our technology on pages hosted using the AMP framework. While Google recently introduced changes to AMP to relax some of their prohibitions on the insertion of dynamic content, we are still unable to place our own ads on pages hosted using the Google AMP framework without significant investment and modification of our ads systems.

Quarterly Average Total and Direct DAUq

(in millions)

We assess both year over year and quarter over quarter growth of DAUq in each period.

In the three months ended December 31, 2021, global DAUq grew 7% compared to the prior year period, with 1% growth in the United States and 14% growth in the rest of world. Global direct DAUq grew 22% compared to the prior year period, with 17% growth in the United States and 29% growth in the rest of world. As previously discussed, due to our measurement methodology change for AMP visitors beginning in the three months ended September 30, 2020 and the roll out of our internally developed mobile web platform to replace pages hosted by AMP, quarter over quarter and year over year growth calculations are not directly comparable and may not be comparable period over period in the future. In the three months ended March 31, 2020 and June 30, 2020, we experienced year over year growth in global DAUq of 23% and 35%, respectively, primarily driven by the increase in time spent online due to the global pandemic.

In the three months ended December 31, 2021, global DAUq grew 1% compared to the prior quarter, driven by a 4% growth in DAUq in the rest of world, offset by a 3% decrease in DAUq in the United States. Quarter over quarter growth can fluctuate based on what is happening in the world. For example, quarter over quarter growth for the three months ended June 30, 2020 was 13% due to the onset of the global pandemic and quarter over quarter growth for the three months ended March 31, 2021 was 9% as a result of significantly increased user activity, due in part to r/wallstreetbets and other finance-related communities, with subsequent quarters having lower sequential growth.

In the three months ended December 31, 2021, global direct DAUq grew 7%, compared to the prior quarter, driven by a 5% growth in the United States and 9% growth in the rest of world. We have experienced consistent growth in direct DAUq and over time, direct DAUq has grown to account for a greater percentage of our total DAUq.

Trends in Monetization Metrics

We monetize our business primarily through advertising on our mobile applications and website. In the year ended December 31, 2021, we recorded revenue of $484.9 million, as compared to revenue of $228.9 million for the year ended December 31, 2020, representing an increase of 112%.

ARPU. We define average revenue per unique (“ARPU”) as quarterly revenue in a given geography divided by the average DAUq in that geography. We present ARPU globally and also broken out on a United States and rest of world basis because we currently monetize users in the United States and the rest of the world at different rates. We measure ARPU because we believe that this metric helps our management and investors assess the extent to which we are monetizing our platform. Our ARPU reflects the seasonality of our advertising revenue, with the fourth quarter typically being the strongest quarter of each year, especially in the United States, our most developed geography.

Quarterly ARPU

(in dollars)

During the three months ended December 31, 2021, ARPU was $3.28, an increase of 76% compared to the prior year period. We have increased our ARPU, especially in the United States, as advertisers have come to realize the benefits of advertising on our platform.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures to supplement our consolidated financial statements, which are presented in accordance with GAAP, to evaluate our core operating performance. These non-GAAP financial measures include Adjusted EBITDA and Free Cash Flow. We use these non-GAAP financial measures to facilitate reviews of our operational performance and as a basis for strategic planning. By excluding certain items that are non-recurring or not reflective of the performance of our normal course of business, we believe that Adjusted EBITDA and Free Cash Flow provide meaningful supplemental information regarding our performance. Accordingly, we believe these non-GAAP financial measures are useful to investors and others because they allow investors to supplement their understanding of our financial trends and evaluate our ongoing and future performance in the same manner as management. However, there are a number of limitations related to the use of non-GAAP financial measures as they reflect the exercise of judgment by our management about which expenses are excluded or included in determining these non-GAAP measures, and these non-GAAP measures should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with GAAP. Other companies, including companies in our industry, may calculate these non-GAAP financial measures differently or not at all, which reduces their usefulness as comparative measures. For a discussion of our non-GAAP financial measures, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Key Factors Affecting our Performance

User Growth and Engagement

The absolute number of DAUq, including direct, is a critical component to our business because it influences our advertising inventory as well as our infrastructure expenses.

We believe we have the opportunity to continue to grow our DAUq, including direct, in the United States and around the world. Growth in DAUq depends on our ability to attract new users and retain existing users. We aim to increase DAUq by scaling internationally, developing products that are more compelling for our users, and improving the quality of our products across our platform. We believe we can grow engagement by converting monthly visitors into DAUq by increasing the daily use cases with our platform, and converting search-only DAUq into direct DAUq with improvements to our platform, such as improved content discovery.

Monetization

We are in the early stages of our monetization efforts and monetize our DAUq primarily through advertising. Incremental DAUq growth also means increased advertising inventory. We plan to drive our growth generally by (i) evolving our service model to more types of advertisers and building deeper advertiser relationships, (ii) providing product opportunities and offerings that deliver value to our advertisers, (iii) developing measurement solutions to increase the effectiveness of our advertisers’ return on investment, and (iv) making technology enhancements that automate and improve the ease of use of our platform.

We started selling advertisements on Reddit in 2006. We increased our focus on monetization, primarily through advertising, in 2018, as we saw demand from organizations seeking to advertise on Reddit. We have primarily focused on mid-sized and larger advertisers, but are in the process of building out a self-serve offering as well as other automation tools, including those which allow advertisers to measure the effectiveness of their campaigns. We believe that we have a significant opportunity to increase the number of advertisers on Reddit over time through our self-serve offering as well as with increased sales and marketing resources. We believe that we have a large and attractive opportunity in the digital advertising market, as well as an attractive offering for both advertisers and users who benefit from the contextual advertising content that our platform provides, and intend to continue to invest in this area.

While these factors help us drive value for our advertisers, the pricing of our advertising products is also affected by other factors, including the highly competitive nature of our industry.

International Expansion

We are focused on growing our platform globally, including through entering new geographic markets from an advertising perspective and investing to grow users and communities in under-penetrated markets. Expanding into new geographies will also require increased costs related to hiring new employees (including building a local sales organization if applicable), localizing content and the platform experience, marketing, building local communities, and translation. While the costs related to hiring additional employees are usually lower in these countries than in the United States, we expect our losses to increase and our operating margins to decline as we invest in our international growth. In the long term, we expect that revenue growth will outpace personnel-related expenses, resulting in increased operational efficiency. In addition, given lower ARPUs in less-developed markets, we also face greater challenges in increasing our ARPU on an absolute basis outside of the United States.

Product Innovation

We continue to make significant investments in improvements to our core platform (which includes advertising, content types, and machine learning), certain strategic investments (such as video, audio, and chat), and emerging technology areas (for example, incremental direct-to-consumer offerings and economy products) in order to expand product, users, and advertisers globally. We also expect to see an increase in our costs and expenses from the launch of new ad formats, products, and features, primarily as additional hosting costs; however, most of these areas of focus will not initially generate revenue. We may also face user resistance to using new products and features and advertiser reluctance to adopting new ad formats. As a result, we may need to absorb the related costs without generating sufficient revenue to offset these costs until such time that we are comfortable selling advertising against products, features, or ad formats. Additionally, we expect our losses to increase and our operating margins to decrease as we continue to make these investments.

Seasonality

We experience seasonality in our business and financial results. Overall advertising spend tends to be highest in the fourth quarter of each year due in large part to end-of-year advertiser spending and lowest in the first quarter of each year. In addition, we believe our strong growth has made it difficult to evaluate the impact of seasonality on our business, and we expect seasonality to become more pronounced in the future as our business matures.

Impact of the COVID-19 Pandemic

The global COVID-19 pandemic has created significant volatility, uncertainty, and economic disruption. It has adversely affected the broader economies, financial markets, and overall demand for advertising.

As a result of the COVID-19 pandemic, the ability and willingness of advertisers to spend on Reddit has fluctuated. While we experienced a reduction in demand and a related decline in pricing during the onset of the pandemic, our revenue growth recovered in the second quarter of 2020 and remained strong through the second half of 2020 and into 2021.

Further, we saw an increase in user growth and engagement on our platform at the onset of the pandemic. The post-pandemic period may present challenges such as lower user growth and declining engagement. Our user and revenue growth rates may continue to be volatile in the near term as a result of the COVID-19 pandemic, although we are unable to predict the duration or degree of such volatility with any certainty.

Since the impact of the COVID-19 pandemic on our results of operations and overall financial performance remains highly unpredictable, our past results may not be indicative of our future performance. Given the uncertainty, we are unable to predict the extent and duration of the impact of the COVID-19 pandemic on our employees, users and advertisers, or our business, operating results, and financial condition.

For more information about the factors potentially impacting our performance, see “Risk Factors” elsewhere in this prospectus.

Results of Operations

The following table summarizes our historical consolidated statements of operations data for the periods indicated:

	Year Ended December 31,
	2020	2021	$ Change	% Change
	(in thousands, except percentages)
Revenue	$228,908	$484,916	$256,008	112%
Net income (loss)	(59,173)	(127,896)	(68,723)	116
Adjusted EBITDA	(39,377)	29,955	69,332	(176)

Components of Results of Operations

Revenue

We generate substantially all of our revenue through the sale of advertising on our mobile applications and website. We recognize revenue only after transferring control of promised goods or services to customers, which occurs when a user clicks on a cost per click (“CPC”) basis, views an ad contracted on a cost per thousand impressions (“CPM”) basis, views a video ad contracted on a cost per view (“CPV”) basis, and on a fixed fee basis, based upon ad delivery over the service period, which is typically less than 30 days in duration.

We also generate revenue from Reddit Premium subscriptions. Premium subscriptions offer users certain added benefits, including viewing ad-free content on our mobile applications and website, access to a members’ lounge, and exclusive customization of Snoovatars. Subscription fees are recognized ratably over the subscription period, which is generally less than one year.

Cost of Revenue

Cost of revenue consists primarily of expenses associated with the delivery of our platform. The majority of these costs include payments to third parties for the cost of hosting, supporting, and maintaining our mobile applications and website. Cost of revenue also includes personnel-related expenses including salaries, benefits, and stock-based compensation, credit card and other transaction processing fees, as well as allocated facilities and other supporting overhead costs.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs including salaries, benefits, and stock-based compensation for engineers and other employees engaged in the research, design, and development of new and existing products. Research and development expenses also include consulting services and hosting costs associated with internal research and development activities, as well as allocated facilities, and other supporting overhead costs.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of personnel-related costs including salaries, benefits, and stock-based compensation for employees engaged in sales, sales support, business and brand development, marketing, and customer service functions. Sales and marketing expenses also include costs incurred for advertising, market research, branding, professional services, marketing, and promotional expenditures, as well as allocated facilities and other supporting overhead costs.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs including salaries, benefits, and stock-based compensation for certain executives as well as employees engaged in finance, legal, human resources, information technology, communications, and other administrative teams. General and administrative expenses also include costs incurred for professional services, including outside legal and accounting services, cryptocurrency impairment, as well as allocated facilities, and other supporting overhead costs.

Other Income (Expense), Net

Other income (expense), net, consists of interest income as well as realized gains and losses on sales of marketable securities and foreign currency transaction gains and losses.

Income Tax Expense (Benefit)

We are subject to income taxes in the United States and foreign jurisdictions. Our income tax provision represents the income tax expense or benefit associated with our operations based on the tax laws of the jurisdictions in which we operate. The foreign jurisdictions where we operate have different statutory tax rates than the United States. Additionally, certain of our foreign earnings may also be taxable in the United States. Accordingly, our effective tax rates will vary depending on the relative proportion of foreign to domestic income, use of foreign tax credits, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.

Discussion of Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated:

	Year Ended December 31,
	2020	2021
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$228,908	$484,916
Costs and expenses(1):
Cost of revenue	55,026	72,565
Research and development	117,526	256,975
Sales and marketing	75,396	137,867
General and administrative	43,517	144,722

Total costs and expenses	291,465	612,129

Income (loss) from operations	(62,557)	(127,213)
Other income (expense), net	3,486	(343)

Income (loss) before income taxes	(59,071)	(127,556)
Income tax expense (benefit)	102	340

Net income (loss)	$(59,173)	$(127,896)

Adjusted EBITDA(2)	$(39,377)	$29,955
Free Cash Flow(3)	$(64,893)	$(132,486)

(1)

In connection with a tender offer and secondary sales of our common stock, stock-based compensation expense for the year ended December 31, 2021 included $122.8 million for the amount paid in excess of the estimated fair value of the common stock as of the date of the transactions.

(2)

See “Selected Consolidated Financial Data—Adjusted EBITDA” for more information and for a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.

(3)

See “Selected Consolidated Financial Data—Free Cash Flow” for more information and for a reconciliation of Free Cash Flow to net cash provided by (used in) operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP. For the year ended December 31, 2021, Free Cash Flow included tender offer payments that were deemed compensation of $101.1 million.

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the periods indicated:

	Year Ended December 31,
	2020	2021
Consolidated Statements of Operations Data:
Revenue	100%	100%
Costs and expenses:
Cost of revenue	24	15
Research and development	51	53
Sales and marketing	33	28
General and administrative	19	30

Total costs and expenses	127	126

Income (loss) from operations	(27)	(26)
Other income (expense), net	2	(0)

Income (loss) before income taxes	(25)	(26)
Income tax expense (benefit)	0	0

Net income (loss)	(25)%	(26)%

Revenue

	Year Ended December 31,
	2020	2021	$ Change	% Change
	(in thousands, except percentages)
Revenue	$228,908	$484,916	$256,008	112%

Revenue increased $256.0 million, or 112%, compared to the prior year. The growth in revenue was primarily due to an increase in pricing driven by increased advertiser demand. Revenue also increased as a result of user growth, as measured by a 7% increase in DAUq compared to the prior year.

Cost of Revenue

	Year Ended December 31,
	2020	2021	$ Change	% Change
	(in thousands, except percentages)
Cost of revenue	$55,026	$72,565	$17,539	32%

Cost of revenue increased $17.5 million, or 32%, compared to the prior year. The increase in cost of revenue was primarily attributable to higher infrastructure costs as a result of increased hosting usage to support changes in the mix of content shared on our platform, growth in advertising, and user growth, partially offset by infrastructure cost efficiencies and rate improvements related to our web hosting.

Research and Development Expenses

	Year Ended December 31,
	2020	2021	$ Change	% Change
	(in thousands, except percentages)
Research and development	$117,526	$256,975	$139,449	119%

Research and development expenses increased $139.4 million, or 119%, compared to the prior year. The increase was primarily due to an increase in headcount of 89% to support investments in our platform. Research and development expenses also increased as a result of stock-based compensation expense of $49.3 million associated with a tender offer and secondary sales of our common stock in the year ended December 31, 2021.

Sales and Marketing Expenses

	Year Ended December 31,
	2020	2021	$ Change	% Change
	(in thousands, except percentages)
Sales and marketing	$75,396	$137,867	$62,471	83%

Sales and marketing expenses increased $62.5 million, or 83%, compared to the prior year. The increase was primarily due to an increase in headcount of 80% to support the buildout of our sales team in the United States and internationally. Sales and marketing expenses also increased as a result of stock-based compensation expense of $9.0 million associated with a tender offer and secondary sales of our common stock in the year ended December 31, 2021.

General and Administrative Expenses

	Year Ended December 31,
	2020	2021	$ Change	% Change
	(in thousands, except percentages)
General and administrative	$43,517	$144,722	$101,205	233%

General and administrative expenses increased $101.2 million, or 233%, compared to the prior year. The increase was primarily due to stock-based compensation expense of $64.5 million associated with a tender offer and secondary sales of our common stock in the year ended December 31, 2021. The increase in general and administrative expenses was also due to an increase in headcount of 77% and costs associated with public company readiness.

Other Income (Expense), Net

	Year Ended December 31,
	2020	2021	$ Change	% Change
	(in thousands, except percentages)
Other income (expense), net	$3,486	$(343)	$(3,829)	(110)%

Other income (expense), net for the year ended December 31, 2021 was $(0.3) million compared to $3.5 million in the prior year. The decrease was primarily a result of lower gains on sales of marketable securities.

Income Tax Expense (Benefit)

	Year Ended December 31,
	2020	2021	$ Change	% Change
	(in thousands, except percentages)
Income tax expense (benefit)	$102	$340	$238	233%

Income tax expense (benefit) for the year ended December 31, 2021 was $0.3 million compared to $0.1 million in the prior year. Income tax expense was primarily due to profits generated by our foreign subsidiaries for both periods presented.

Unaudited Quarterly Results of Operations Data

The following table sets forth our unaudited quarterly consolidated results of operations for each of the eight quarterly periods ended December 31, 2021. These unaudited quarterly results of operations have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information reflects all normal recurring adjustments necessary for the fair statement of results of operations for these periods. This information should be read in conjunction with our consolidated financial statements and the related notes and unaudited consolidated interim financial statements and the related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results in any future period.

	Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$36,829	$37,558	$61,458	$93,063	$79,003	$108,054	$121,187	$176,672
Costs and expenses(1):
Cost of revenue	13,030	12,950	14,465	14,581	13,587	16,164	20,049	22,765
Research and development	28,043	26,997	29,853	32,633	44,601	89,191	54,718	68,465
Sales and marketing	16,794	17,315	20,767	20,520	26,885	35,190	32,611	43,181
General and administrative	10,364	10,902	10,299	11,952	50,723	37,950	20,975	35,074

Total costs and expenses	68,231	68,164	75,384	79,686	135,796	178,495	128,353	169,485

Income (loss) from operations	(31,402)	(30,606)	(13,926)	13,377	(56,793)	(70,441)	(7,166)	7,187
Other income (expense), net	1,753	912	604	217	210	12	(153)	(412)

Income (loss) before income taxes	(29,649)	(29,694)	(13,322)	13,594	(56,583)	(70,429)	(7,319)	6,775
Income tax expense (benefit)	19	19	26	38	35	105	70	130

Net income (loss)	$(29,668)	$(29,713)	$(13,348)	$13,556	$(56,618)	$(70,534)	$(7,389)	$6,645

Adjusted EBITDA(2)	$(25,931)	$(25,415)	$(7,862)	$19,831	$(6,800)	$8,881	$700	$27,174
Free Cash Flow(3)	$(15,443)	$(29,446)	$(21,363)	$1,359	$(33,486)	$(59,682)	$(5,933)	$(33,385)

(1)	Stock-based compensation expense included in above line items:

	Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
	(in thousands)
Cost of revenue	$134	$137	$138	$144	$11	$13	$28	$9
Research and development	2,433	2,550	2,823	3,308	10,323	45,864	4,206	5,223
Sales and marketing	914	882	1,318	1,561	3,554	7,431	1,407	2,101
General and administrative	1,433	1,439	1,339	693	34,994	22,808	1,335	10,559

Stock-based compensation expense	$4,914	$5,008	$5,618	$5,706	$48,882	$76,116	$6,976	$17,892

In connection with a tender offer and secondary sales of our common stock, stock-based compensation expense included $42.6 million, $69.0 million, and $11.2 million for the three months ended March 31, 2021, June 30, 2021 and December 31, 2021, respectively, for the amount paid in excess of the estimated fair value of common stock as of the date of the transactions.

(2)	The following table presents a reconciliation of Adjusted EBITDA to net income (loss), the most comparable GAAP financial measure, for each of the periods presented:

	Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net income (loss)	$(29,668)	$(29,713)	$(13,348)	$13,556	$(56,618)	$(70,534)	$(7,389)	$6,645
Add (deduct):
Interest (income) expense, net	(1,894)	(984)	(649)	(460)	(314)	(148)	(115)	222
Income tax expense (benefit)	19	19	26	38	35	105	70	130
Depreciation and amortization	558	182	446	748	631	644	697	841
Stock-based compensation expense and related taxes	4,914	5,008	5,618	5,706	49,361	78,679	7,170	19,146
Other (income) expense, net	140	73	45	243	105	135	267	190

Adjusted EBITDA	$(25,931)	$(25,415)	$(7,862)	$19,831	$(6,800)	$8,881	$700	$27,174

(3)	The following table presents a reconciliation of Free Cash Flow to net cash provided by (used in) operating activities, the most comparable GAAP financial measure, for each of the periods presented:

	Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
	(in thousands)
Reconciliation of Free Cash Flow
Net cash provided by (used in) operating activities	$(13,948)	$(28,690)	$(20,996)	$1,791	$(33,119)	$(59,211)	$(5,131)	$(32,726)
Less:
Purchases of property and equipment	(1,495)	(756)	(367)	(432)	(367)	(471)	(802)	(659)

Free Cash Flow	$(15,443)	$(29,446)	$(21,363)	$1,359	$(33,486)	$(59,682)	$(5,933)	$(33,385)

Free Cash Flow included tender offer payments that were deemed compensation of $42.6 million and $58.5 million for the three months ended March 31, 2021 and June 30, 2021, respectively.

The following table sets forth the components of our unaudited consolidated statements of operations data for each of the periods presented as a percentage of revenue:

	Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Consolidated Statements of Operations Data:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses:
Cost of revenue	35	34	24	16	17	15	17	13
Research and development	76	72	49	35	56	83	45	39
Sales and marketing	46	46	34	22	34	33	27	24
General and administrative	28	29	16	13	65	34	17	20

Total costs and expenses	185	181	123	86	172	165	106	96

Income (loss) from operations	(85)	(81)	(23)	14	(72)	(65)	(6)	4
Other income (expense), net	5	2	1	0	0	0	(0)	0

Income (loss) before income taxes	(80)	(79)	(22)	14	(72)	(65)	(6)	4
Income tax expense (benefit)	0	0	0	0	0	0	0	0

Net income (loss)	(80)%	(79)%	(22)%	14%	(72)%	(65)%	(6)%	4%

Quarterly Trends

Revenue

Advertising spend is traditionally highest in the fourth quarter of each calendar year and lowest in the first quarter of each calendar year. For example, revenue was lower in the three months ended March 31, 2021 compared to the three months ended December 31, 2020. Aside from the decrease due to seasonality, revenue increased sequentially for all periods presented primarily due to increases in pricing and user growth.

Cost of Revenue and Operating Expenses

Cost of revenue generally increased during every quarter presented, primarily driven by increases in infrastructure costs due to user growth and change in the mix of content being delivered to our users. Cost of revenue as a percentage of revenue decreased starting in the three months ended December 31, 2020 as a result of infrastructure cost efficiencies and rate improvements.

Operating expenses generally increased during each quarter presented primarily due to increases in headcount. Operating expenses were a higher percentage of revenue during the three months ended March 31, 2021 and June 30, 2021 due to stock-based compensation expense from a tender offer and secondary sales of our common stock that increased all operating expense line items.

Liquidity and Capital Resources

We have historically financed our operations primarily through net proceeds from the sale of convertible preferred stock and payments received from our customers. Our primary uses of cash are personnel-related costs, the cost of hosting our mobile applications and website, and facility-related costs.

As of December 31, 2021, we had $1.4 billion in cash, cash equivalents, and marketable securities. Our cash equivalents and marketable securities are primarily invested in short-duration fixed income securities, including government and investment-grade corporate debt securities. As of December 31, 2021, less than 1% of our cash, cash equivalents, and marketable securities was held outside the United States.

On October 8, 2021, we entered into a five-year, $750.0 million, revolving loan and standby letter of credit facility agreement (“Revolving Credit Facility”) of which $100.0 million can be issued as letters of credit. During the quarter ended December 31, 2021, we issued two letters of credit for a total amount of $4.2 million, which reduced the letter of credit borrowings available under the Revolving Credit Facility to $95.8 million. The available Revolving Credit Facility balance as of December 31, 2021 was $745.8 million.

The Revolving Credit Facility contains customary conditions on our borrowing, including events of default and covenants. Covenants include restrictions on our and certain of our subsidiaries’ ability to incur indebtedness, grant liens, make distributions to holders of our stock or the stock of our subsidiaries, make investments, or engage in transactions with our affiliates, and require us to maintain a minimum liquidity. The obligations under the Revolving Credit Facility are secured by liens on substantially all of our assets, including intellectual property assets. We were in compliance with all covenants as of December 31, 2021.

Under the terms of the revolving credit facility, borrowings can be either ABR Loans, Term Benchmark Loans, or SONIA Loans. Outstanding ABR Loans bear interest at a rate equal to the greatest of (A) the Prime Rate, (B) the NYFRB Rate plus 0.5%, (C) the Adjusted LIBOR plus 1.0%, or (D) 1.0% (each as defined in the revolving credit facility), in each case plus 0.25%. Outstanding Term Benchmark Loans bear interest at the Adjusted LIBOR, the Adjusted EURIBOR Rate, the Adjusted AUD Rate, or the Adjusted CDOR Rate (each as defined in the revolving credit facility), as applicable, in each case, plus 1.25%. Outstanding SONIA Loans bear interest at a rate equal to the Adjusted Daily Simple SONIA (as such term is defined in the revolving credit facility) plus 1.25%. We are required to pay a quarterly commitment fee that accrues at 0.15% per annum on the unused portion of the aggregate commitments under the credit facility.

We believe our existing cash, cash equivalents, and marketable securities and amounts available under our revolving credit facility will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months, though we may require additional capital resources in the future. Our future capital requirements will depend on many factors including our growth rate, headcount, sales and marketing activities, research and development activities, the introduction of new features and products, acquisitions, and continued user engagement.

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2020	2021
	(in thousands)
Net cash provided by (used in) operating activities	$(61,843)	$(130,187)
Net cash provided by (used in) investing activities	81,181	170,684
Net cash provided by (used in) financing activities	8,333	1,182,194

Net increase (decrease) in cash, cash equivalents, and restricted cash	$27,671	$1,222,691

Free Cash Flow	$(64,893)	$(132,486)

Operating Activities

Net cash used in operating activities increased $68.3 million in the year ended December 31, 2021 compared to the same period in the prior year, resulting primarily from net loss of $(127.9) million and an increase in accounts receivable of $75.0 million related to an increase in advertising revenue. For the year ended December 31, 2021, net loss and cash used in operating activities were impacted by the recognition of tender offer payments that were deemed compensation of $101.1 million. These increases were partially offset by adjustments for non-cash items, primarily related to stock-based compensation expense of $48.7 million, and an increase in accounts payable of $11.7 million primarily due to the timing of payments. Net cash used in operating activities was $61.8 million for the year ended December 31, 2020, resulting primarily from net loss of $(59.2) million and an increase in accounts receivable of $43.3 million related to an increase in advertising revenue, offset by adjustments for non-cash items, primarily related to stock-based compensation expense of $21.2 million, and an increase in accrued and other current liabilities of $20.5 million due to the timing of payments.

Investing Activities

Net cash provided by investing activities increased $89.5 million in the year ended December 31, 2021 compared to the same period in the prior year, primarily due to the maturities and proceeds from the sale of marketable securities of $412.4 million, partially offset by additional purchases of marketable securities of $234.4 million. Net cash provided by investing activities was $81.2 million for the year ended December 31, 2020, primarily due to the maturities and proceeds from the sale of marketable securities of $394.2 million, partially offset by additional purchases of marketable securities of $309.9 million.

Financing Activities

Net cash provided by financing activities increased $1.2 billion in the year ended December 31, 2021 compared to the same period in the prior year, due to the proceeds of $1.2 billion from the issuance of Series E, Series F, and Series F-1 convertible preferred stock, partially offset by cash paid of $95.2 million for a tender offer to repurchase shares of our common stock. Net cash provided by financing activities was $8.3 million during the year ended December 31, 2020 and consisted of proceeds from exercises of employee stock options.

Free Cash Flow

Free Cash Flow was $(64.9) million and $(132.5) million for the years ended December 31, 2020 and 2021, respectively, and was composed of net cash used in operating activities, resulting primarily from net loss, adjusted for non-cash items and changes in working capital. Free Cash Flow also included purchases of property and equipment of $3.1 million and $2.3 million for the years ended December 31, 2020 and 2021, respectively. For the year ended December 31, 2021, the decrease in Free Cash Flow was driven primarily by the recognition of tender offer payments that were deemed compensation of $101.1 million.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2021:

	Total	Less than 1 Year	1–3 Years	3–5 Years
	(in thousands)
Operating leases	$13,754	$7,062	$6,493	$199
Purchase commitments	141,374	67,109	74,265	—

Total	$155,128	$74,171	$80,758	$199

See Note 7—Operating Leases and Note 15—Commitments and Contingencies of the notes to our consolidated financial statements included elsewhere in this prospectus for additional discussion on our operating leases and purchase commitments.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ significantly from these estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, operating results, and cash flows will be affected.

The critical accounting estimates, assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements are described below. Refer to Note 2—Basis of Presentation and Significant Accounting Policies of the notes to our consolidated financial statements included elsewhere in this prospectus for further information on our other significant accounting policies.

Revenue Recognition

We generate substantially all of our revenue through the sale of advertising on our mobile applications and website. We recognize revenue only after transferring control of promised goods or services to customers, which occurs when a user clicks on a CPC basis, views an ad contracted on a CPM basis, views a video ad contracted on a CPV basis, and on a fixed fee basis, based upon ad delivery over the service period, which is typically less than 30 days in duration. Generally, we recognize advertising revenue on a gross basis since we control the advertising units before being transferred to our users. In arrangements where another party is involved in providing specified services to a customer, we evaluate whether we are the principal or agent. In this evaluation, we consider if we obtain control of the specified goods or services before they are transferred to the customer. For advertising revenue arrangements where we are not the principal, we recognize revenue on a net basis. For the periods presented, revenue for arrangements where we are the agent was not material. For revenue arrangements with our programmatic partners, which are third-party platform customers who sell advertising space on our behalf, we recognize revenue when delivery occurs for the amount of consideration to which we expect to be entitled.

The transaction price in advertising arrangements is generally calculated as the number of advertising units delivered multiplied by the contractually agreed upon CPC, CPM, or CPV basis or on a fixed fee basis. Revenue is recognized over the period of time the advertisement is displayed, either ratably or based on the number of clicks, impressions, or views, or ratable over the service period.

Payments for advertising arrangements are due based on the contractually stated payment terms, usually within 30 to 60 days. Sales and other similar taxes are excluded from revenue.

We also generate revenue from Reddit Premium subscriptions. Premium subscriptions offer users certain added benefits, including viewing ad free content on our mobile applications and website, access to a members’ lounge, and exclusive customization of Snoovatars. Subscription fees are recognized ratably over the subscription period, which is generally less than one year.

Stock-Based Compensation

We have granted stock-based awards consisting of stock options and restricted stock units (“RSUs”), to employees, members of our board of directors, and non-employee advisors. The substantial majority of our stock-based awards have been made to employees.

We account for stock-based employee compensation under the fair value recognition and measurement provisions, in accordance with applicable accounting standards, which requires equity-classified stock-based awards to be measured based on the grant date fair value. We have elected to account for forfeitures of awards as they occur, with previously recognized stock-based compensation reversed in the period that the awards are forfeited.

Stock Options

Total unrecognized compensation cost related to stock options was $47.7 million as of December 31, 2021. Stock options generally vest over a service period of four years. Stock-based compensation expense for stock options granted to employees is recognized on a straight-line basis over the requisite service period, based on the grant-date fair value, calculated under the Black-Scholes option pricing model.

Stock option holders have the right to exercise unvested options, which are subject to our repurchase rights at the original exercise price in the event of a voluntary or involuntary termination of employment of the stockholder prior to vesting. Shares issued for early exercised options are included in issued and outstanding shares as they are legally issued and outstanding but are not deemed outstanding for accounting purposes until the shares vest.

The Black-Scholes model includes subjective assumptions, including the fair value of our common stock, expected term of the option, expected volatility of the stock price, risk-free interest rate, and expected dividend rate. These assumptions involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

The assumptions under the Black-Scholes model are estimated as follows:

Fair Value of Common Stock—See “—Common Stock Valuations” below.

Expected Term—The expected term of options represents the period that our stock-based awards are expected to be outstanding.

Volatility—We determine the price volatility factor based on the historical and implied volatilities of our peer group as we do not have a sufficient trading history for our common stock. When considering which companies to include in our comparable industry peer companies, we focused on publicly-traded companies with businesses similar to ours.

Risk Free Interest Rates—These rates are based on the implied yield currently available on U.S. Treasury notes with terms approximately equal to the expected life of the option.

Expected Dividend Yield—We have not and do not expect to pay cash dividends on our common stock.

The weighted-average assumptions used to determine the fair value of employee stock options granted during the year ended December 31, 2021 were as follows:

Expected term (in years)	5.88
Expected volatility	55.17%
Risk-free interest rate	1.01%
Expected dividend yield	0%

The weighted-average fair value of employee stock options granted during the year ended December 31, 2021 was $11.49 per share.

Service-based RSUs

Substantially all of our outstanding RSUs granted before December 31, 2021 contain both a service-based vesting condition and a performance-based vesting condition. As of December 31, 2021, there were 6,960,135 RSUs outstanding for Class A common stock with both a service-based vesting condition and a performance-based vesting condition. The service-based vesting condition for these awards is generally satisfied by rendering service from the date of grant through either a three- or four-year service period. The performance-based vesting condition is satisfied upon the sale of our Class A common stock in a public offering or sale event. Because no qualifying event has occurred, we have not recognized any stock-based compensation expense for the RSUs with both a service-based and performance-based vesting condition.

In the quarter in which this offering is completed, we will record a cumulative one-time stock-based compensation expense determined using the grant date fair values of the RSUs. Stock-based compensation related to service conditions following the offering will be recorded straight line over the remaining requisite service period. If this offering were completed on December 31, 2021, we would have recognized $54.6 million of cumulative stock-based compensation related to employee RSUs for which the service-based vesting condition has been satisfied.

The total unrecognized stock-based compensation expense related to these awards was $255.3 million as of December 31, 2021. Of this amount, $54.6 million relates to awards for which the service-based vesting condition has been satisfied while $200.7 million relates to awards for which the service-based vesting condition had not yet been satisfied.

Performance-based RSUs

We have granted certain RSUs that have performance-based vesting conditions that are also dependent upon continuous service. The performance-based vesting condition includes completion of the sale of our common stock upon the consummation of a firm commitment underwritten initial public offering pursuant to an effective registration statement under the Securities Act or a sale event, which constitutes a change in the ownership or effective control of Reddit or in the ownership of a substantial portion of the assets of Reddit (“Liquidity Event”).

In December 2020, we granted 150,000 RSUs for Class A common stock to certain executives with performance-based conditions that vest upon the completion of a Liquidity Event and upon achieving platform viewership targets (“Performance RSUs”). The platform viewership performance condition must be achieved between January 1, 2022 and December 31, 2022. If the performance-based vesting condition had been satisfied on December 31, 2021 we would have recognized stock based compensation expense of $2.6 million. As of December 31, 2021, no stock-based compensation expense was recognized for the Performance RSUs as the performance-based condition was not probable of being met.

Market-based RSUs

Certain executives have RSU grant agreements with a liquidity-based performance condition combined with other performance-based or market-based vesting conditions (“PRSUs”). The awards are dependent upon continuous service. The performance conditions are satisfied upon achieving certain metrics, including active user count and revenue targets, depending on the terms of the grant. The performance-based metrics must be achieved upon or before the Liquidity Event in order for the shares to vest under the performance condition. The grant date fair value of PRSUs with performance-based vesting conditions is based on the fair value of the underlying stock on the date of grant. See “—Common Stock Valuations” below. The fair value of performance stock units with both a performance-based and market-based vesting condition is determined on the grant date using a Monte Carlo simulation model with the following weighted average assumptions:

Expected term (in years)	3.35
Risk-free interest rate	0.20%
Expected volatility	60%
Expected dividend yield	0%

As of December 31, 2021, there were 4,462,661 shares of PRSUs outstanding of which 3,900,214 relate to Class A common stock and 562,447 relate to Class B common stock. In the quarter in which this offering is completed, we will record a one-time cumulative catch-up stock-based compensation expense using the accelerated attribution method based on the grant date fair value of the PRSUs. If this offering were completed on December 31, 2021, we would have recognized $15.1 million of cumulative stock-based compensation related to PRSUs for which the performance- or market-based vesting condition has been satisfied.

Common Stock Valuations

The fair value of the Class A common stock underlying our stock-based payment awards is determined by our board of directors, with input from management and reviews of third-party valuations of our common stock determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Our board of directors exercised reasonable judgment and considered numerous and subjective factors to determine the best estimate of the fair value of our common stock, including the following factors:

•	the prices of recent issuances of convertible preferred stock by us to investors in arm’s-length transactions;

•	the rights, preferences, and privileges of our convertible preferred stock relative to our common stock;

•

third-party valuations of our common stock completed as of October 18, 2017, October 16, 2018, February 21, 2019, May 17, 2019, May 31, 2020, February 8, 2021, April 9, 2021, September 16, 2021, and December 13, 2021;

•	the prices paid for common stock in tender offers and secondary market transactions;

•	our performance and market position relative to our competitors or similar publicly traded companies;

•	the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale of our company, given internal company and prevailing market conditions;

•	our developments and milestones;

•	the lack of marketability of our common stock; and

•	U.S. and global capital market conditions.

In valuing our common stock, our board of directors determined the equity value of our business using various valuation methods including combinations of income and market approaches with input from management.

During the year ended December 31, 2021, key assumptions and estimates underlying our third-party valuation reports changed due to the tender offer and secondary market transactions and changes in estimates related to our expectations for the likelihood of a liquidity event. For each valuation, the equity value determined by the income and market approaches was then allocated to the common stock using either the option pricing method (“OPM”), or the probability-weighted expected return method (“PWERM”). The OPM is an allocation method that considers the current value of equity and then allocates that equity to the various equity interests considering their rights and preferences. The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes considered by a company, as well as the economic and control rights of each share class. Our valuations prior to September 16, 2021 were allocated utilizing the OPM approach. Beginning on September 16, 2021, our valuations were allocated utilizing the PWERM approach.

In addition, we considered secondary transactions involving our common stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction and assigned appropriate weighting in the valuation of our common stock. Factors considered included the number of buyers and sellers, timing relative to the valuation date, and whether the transactions involved investors with access to our financial information.

Application of these valuation approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations and may have a material impact on the valuation of our common stock.

The fair value of our common stock as of February 8, 2021 and April 9, 2021 was determined using an OPM, which considered the Series E convertible stock offering price of $42.47 per share to determine the enterprise value using the backsolve method. The following table sets forth the key assumptions and judgments reflected in the third-party valuations of our common stock completed as of February 8, 2021 and April 9, 2021:

	February 8, 2021	April 9, 2021
Valuation methodology	Backsolve Method (OPM)	Backsolve Method (OPM)
Marketable value per share(1)	$19.35	$20.44
Discount for lack of marketability	25.0%	25.0%
Weighting on discounted value per share	80.0%	80.0%
Secondary sale marketable value per share(2)	$42.47	$42.47
Secondary sale weighting	20.0%	20.0%
Concluded fair value per common share	$20.10	$20.76

(1)

The Series E convertible preferred stock has economic rights and preferences over our common stock, including specific liquidation preferences and anti-dilution factors, which resulted in the premium in value of Series E convertible preferred stock over the marketable value of our common stock.

(2)

The secondary sale marketable value per share represents the tender offer purchase price of $42.47 per share. As the tender offer involved our common stock, we considered it reasonable and prudent to include the transaction in the determination of the fair value of our common stock.

We determined the equity value of our business as of September 16, 2021 and December 13, 2021 utilizing a PWERM approach, which assigns probabilities to different exit scenarios in the valuation. The PWERM was determined to be an appropriate valuation methodology because of changes in our expectations of a liquidity event, as our executive management began to prepare for our initial public offering, including commencing readiness efforts, presenting our roadmap to the board of directors, and initiating discussions with underwriters. The following table sets forth the key assumptions and judgments reflected in the third-party valuations of our common stock completed as of September 16, 2021 and December 13, 2021:

	September 16, 2021	December 13, 2021
Valuation methodology	PWERM	PWERM
IPO scenario:
Scenario probability weighting(1)	50.0%	60.0%
Marketable value per share (PWERM)	$61.80	$63.12
Discount for lack of marketability(2)	13.5%	10.0%
Remain private scenario:
Scenario probability weighting(1)	50.0%	40.0%
Marketable value per share (OPM)(3)	$27.89	$31.09
Discount for lack of marketability(2)	30.0%	27.5%
PWERM Discounted Value:
Probability weighted discounted value	$36.49	$43.10
Probability weighted discounted value weighting	75.0%	75.0%
Secondary Sales:
Secondary sale marketable value per share(4)	$42.86	$69.07
Secondary sale weighting	25.0%	25.0%
Concluded fair value per common share	$38.08	$49.59

(1)

We increased our weighting of the IPO scenario from 50% at September 16, 2021 to 60% at December 13, 2021 as a result of changes in our expectations of a liquidity event. As of December 13, 2021, we engaged underwriters, legal counsel, and were planning to submit a draft Registration Statement on Form S-1 to the SEC in December 2021.

(2)

We decreased our discount for lack of marketability to 10% and 27.5% as of December 13, 2021 for the IPO and remain private scenario, respectively, due to the corresponding increase in the probability of a liquidity event.

(3)

The remain private marketable value per share as of September 16, 2021 was determined using an OPM, which considered the Series F and Series F-1 convertible stock offering price of $61.79 per share to determine the enterprise value using the backsolve method. The Series F and F-1 convertible preferred stock has economic rights and preferences over our common stock, including specific liquidation preferences and anti-dilution factors, which resulted in the premium in value of the Series F and F-1 convertible preferred stock over the marketable value of our common stock.

(4)

The secondary sale marketable value per share for the September 16, 2021 valuation represents the weighted-average sales price of the tender offer and June secondary sales. The secondary sale marketable value per share for the December 13, 2021 valuation represents the weighted-average sales price of the November and December secondary sales. As these transactions involved our common stock, we considered it reasonable and prudent to include these transactions in the determination of the fair value of our common stock.

Recent Accounting Pronouncements

See Note 2—Basis of Presentation and Significant Accounting Policies of the notes to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.

Emerging Growth Company Status

We are an emerging growth company as defined under the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards would otherwise apply to private companies. While we have not historically delayed the adoption of new or revised accounting standards until such time as those standards would apply to private companies, we have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate risk and foreign currency risk as follows:

Interest Rate Risk

We had cash and cash equivalents of $111.9 million and $1.3 billion at December 31, 2020 and December 31, 2021, respectively. We had marketable securities of $255.3 million and $75.3 million at December 31, 2020 and December 31, 2021, respectively. Our cash and cash equivalents consist of cash in bank accounts and marketable securities consist of U.S. government debt and agency securities. Our investment policy and strategy are focused on the preservation of capital and supporting our liquidity requirements. We do not enter into investments for trading or speculative purposes. Due to the relatively short-term nature of our investment portfolio, a hypothetical 10% change in interest rates would not have a material effect on the fair value of our historical consolidated financial statements for the periods presented.

Foreign Currency Risk

For the years ended December 31, 2020 and 2021, the majority of our sales and operating expenses were denominated in U.S. dollars. We therefore have not had material foreign currency risk associated with sales and cost-based activities. For the years ended December 31, 2020 and 2021, our operations outside of the United States were not considered material and our results of operations and cash flows were minimally subject to fluctuations from changes in foreign currency rates. We believe the exposure to foreign currency fluctuation from operating expenses is immaterial at this time as the related costs do not constitute a significant portion of our total expenses. As we grow operations, our exposure to foreign currency risk will likely become more significant. For the years ended December 31, 2020 and 2021, we did not enter into any foreign currency exchange contracts for purposes of hedging foreign exchange rate fluctuations on our business operations, although we may elect to do so in the future.

BUSINESS

Our Mission

Our mission is to bring community, belonging, and empowerment to everyone in the world.

We built Reddit with the belief that communities unlock the power of human creativity and create a sense of belonging and empowerment for their members. Our over 100,000 active communities have channeled the power of human creativity to grow Reddit since our founding. We believe the world needs community more than ever, and that this represents our greatest opportunity to further enrich the lives of everyone in the world.

Redditors

Reddit is a community of communities where users come to connect with others with similar interests. We call our users Redditors, a term that our most avid users also use to describe themselves. Many Redditors find and come to our platform to express themselves and explore their interests, as well as to understand elements of other people’s experiences and perspectives. Redditors stay and broaden their engagement with us throughout the different stages of their lives, as illustrated by Jonas and Alex in the following examples:

Jonas has been a member of our community since 2011, and found Reddit when he was looking to learn how to build a computer. He found a community—known as a “subreddit” on our platform—called r/buildapc, and was immediately drawn into the incredibly knowledgeable and welcoming group. The subreddit’s posts were exactly what he had been looking for, and soon enough he found himself engaging with the content directly—asking questions, offering advice to newer builders, delivering feedback on others’ builds, and posting links to sales as an active and trusted member of the community. Reddit became an integral part of his daily routine—log in, browse the front page for memes and interesting PC discussions, and find new PC building subreddits (r/watercooling and r/hardwareswap quickly became two favorites). When Jonas finally built his computer, it was a reflection of the r/buildapc community, and he thanked the community by posting the final product in the subreddit. He did not just build a PC; he found his place in a community of symbiotic subreddits that provided him with valuable insights and empowered him to have a voice.

Jonas’s place in the Reddit community evolved alongside him. As he grew out of his young adult years, he joined r/malefashionadvice and r/streetwear. It felt like the r/buildapc days, but instead of spending hours reading dense paragraphs comparing processors, he flipped through gallery upon gallery of aesthetic inspirations and shared his own outfits. The community empowered Jonas to experiment and express his authentic self—all in a safe, supportive, low-stakes environment where he could take risks without the social pressures that usually held him back. This pattern of Reddit engagement continued to grow with him: r/GradSchool and r/FinancialCareers became important communities to him as he graduated from college; r/investing and r/Watchexchange when he got his first real paycheck; r/personalfinance and r/Cooking when he was learning important elements of adulthood.

Alex, another Redditor, has always valued contributing to her community. As a high school and college student, she volunteered with local environmental stewardship organizations, food banks, and programs for the elderly. Her drive to help others led her to choose a career in healthcare administration. But shortly after turning 32, Alex’s world was knocked off its axis when she was diagnosed with breast cancer. Alex was faced with a complicated and scary new reality not long after moving across the country. She was far from family, friends, and had left behind the volunteer communities that had also provided her support in her young adult years. Alex joined the r/breastcancer community on Reddit after finding limited options to connect with other patients for support—a problem, especially for younger patients. Alex dove deep into the community and leaned on fellow Redditors for help, support, and guidance. She had found a home among people sharing their challenges, their experiences, and their empathy for each other. One day, Alex saw someone with a question she knew she could answer, and she began commenting and sharing her own experiences. Alex’s professional background in healthcare and data analytics gave her a huge advantage when it came to interpreting scientific information, navigating cancer decisions, and advocating for herself as a patient. She began posting more often and formed connections with new community members. And then, as her journey through chemotherapy, radiation, and many surgeries came to a successful end, she knew that she wanted to continue to share her skills and patient insight with the breast cancer community. Alex answered the call for new moderators to join the subreddit and found an opportunity to volunteer once again.

As a moderator, Alex first helped point people to relevant information and removed unwelcome posts. But soon her love for the community grew, as well as her ambitions for it. She began promoting the community to the specialists who treated her cancer and worked with other moderators to start weekly threads. New people joined the community every day, grateful for the information and the connection, and as the community grew, Alex felt like she was helping people at a scale she never had before. The growth of the community was delightful for Alex, but her personal growth was even more valuable. Through her interactions in the community, she became aware of problems that breast cancer patients experience every day, like being given a crushing diagnosis via a patient portal or navigating byzantine insurance systems. Alex’s career is focused on delivering quality healthcare experiences and outcomes. Because of her volunteerism on Reddit, she is now able to bear in mind not only her personal cancer journey, but those of countless others as she strategizes new quality programs for her radiology providers. Alex has become a beacon of knowledge in her chosen field of work, not just due to her own experiences, but because of her deeply personal connection to Redditors whom she has helped around the world.

Jonas and Alex found belonging on Reddit, and have been empowered over time in more and more parts of their lives thanks to the Reddit community.

Overview

Reddit is a global, digital city where anyone in the world can join a community to learn, discuss, organize, research, create, and belong. At Reddit, you can dive into anything, and if a community does not already exist around a particular topic, you can create one. In December 2021, more than 500 million visitors(1) around the world and over 100,000 active communities came together on Reddit. They come together to share the rhythm of their daily discoveries, to solve some of their hardest personal challenges, and to thrive as a community. Built on trust, Reddit has a home for everyone.

Reddit’s community-driven platform is uniquely built on shared interests, passions, and trust. Communities on Reddit are organized based on specific interests and are called subreddits. Within subreddits, Redditors engage in active and in-depth conversations by sharing stories, submitting links, uploading images and videos, and replying to one another in comment threads on any topic. There is a community for everyone on Reddit. Subreddits are denoted by an “r/” before their names. r/lgbt helps people find their identity; r/Breadit helps people make the perfect sourdough; and r/beyondthebump helps people transition from pregnancy to parenthood. Redditors are known by their usernames, denoted by a “u/” before their names. Redditors invest time to shape their communities, they give money for each others’ charities, they send support and supplies when someone is down on their luck, and some even code scripts and develop tools to advance their communities. Because Reddit is built on shared interests, passions, and trust, people can share some of their most personal stories and find a safe place to ask and answer questions and be authentic while maintaining their privacy. Reddit is not a social network built on friends and followers and does not require that users disclose their real identity, freeing it from the airbrushing and filters of traditional social media. For many people, Reddit helps fulfill the innate need to be part of a community and to belong.

Redditors are among the most engaged on the internet. We founded Reddit in 2005 as a single online community where users could post links from across the internet and go to find something new. Over time, Reddit has evolved to become one of the internet’s largest open archives of human experiences, with over 13 billion posts and comments, and was among the top-ten most visited sites in the United States as of December 2021, according to Similarweb.

(1)

Each visitor is a user whom we can identify with a unique identifier who has visited a page on the Reddit website or opened a Reddit application at least once during the month. We use unique identifiers to deduplicate multiple visits from the same visitor. Our monthly visitor number involves a similar calculation process as our daily active unique metric, except over a longer period of time.

Reddit is vast, deep, and embedded in the lives of millions of people. We describe it as a global digital city. When going to a city, there are new things to discover, starting with a single neighborhood. Reddit communities are like neighborhoods, and each has its own vernacular, humor, mores, and rules. r/science does not allow jokes (they are serious about facts), and r/wholesomememes must be veritably wholesome. Regardless of whether a user comes to Reddit to explore through the home page, to answer a specific question, or to jump directly to a subreddit based on an interest, Reddit allows users to discover something new, engage with relevant content, and dive into authentic conversations. As you branch out and get to know the rest of the city, it becomes your home—you know how it works, how it changes, and what role it can play for society.

As cities are built by its citizens, Reddit is built by Redditors. It is a place where human ingenuity and creativity thrive. We do not restrict users to a specific format, but empower them to participate and to shape Reddit by sharing content, voting, commenting, and moderating their own communities. This last point is worth emphasizing: Redditors themselves not only create and build communities, but they also moderate these communities as volunteers to help keep them safe. Reddit’s unique layered moderation system, which includes Reddit’s site-wide content policy, community-specific rules, and user votes, means that any piece of content that gains traction on Reddit has been reviewed in context by humans. Empowering Redditors themselves to act as moderators also has the benefit of helping to insulate communities from manipulation by bad actors. We design tools that give communities what they need to make their communities their own. Like cities, Reddit can endure and evolve over time, rebuilding and reshaping by adapting to new technologies and reflecting new cultural trends. We call this ongoing organic evolution and expansion our Community Effect. Newly created subreddits find their place, create a sense of belonging for their members, and go on to make the entire experience of Reddit more robust and complete, spurring the creation of more new subreddits to continue the cycle. In this way, Reddit’s community ecosystem grows and expands with the interests and passions of our members, keeping Reddit up to date and resilient to fading fads or trends.

For advertisers, we provide access to a unique and highly engaged audience where our trusted, passionate communities drive recommendations on brands and buying decisions. According to a study commissioned by us and conducted by Verto Analytics in 2020 observing approximately 1,500 online purchase journeys (the “Verto Study”), when Reddit was involved in a purchase decision, consumers tended to be more informed, make higher-value purchase decisions, and become stronger brand advocates. Respondents who visited Reddit in connection with their purchase conducted 4x more research sessions about products and brands, moved from the decision stage of their journey to purchase 9x faster (as a percent of the total journey), spent 15% more money on their purchase, and reported a higher satisfaction with their purchase in the form of net promoter score than purchase journeys involving other social platforms. According to a YPulse survey that we commissioned in September 2021 of 1,346 social media users aged between 13 and 39 who use Reddit and other platforms (the “YPulse Survey”), Redditors also say that they pay more attention to ads on Reddit and that ads on Reddit are more relevant to them than those on other sites. Because Reddit is more interest-based than identity-based, we provide a unique, targeted, and contextually relevant audience that also aligns with brand safety.

Reddit’s high growth, high gross margin, and capital-efficient business model allows us to aggressively invest in our global opportunity. Our revenue for the years ended December 31, 2020 and 2021 was $228.9 million and $484.9 million, respectively, representing growth of 112%. Our gross margin for the years ended December 31, 2020 and 2021 was 76% and 85%, respectively. During this period, we continued to invest in growing our business. Our net loss for the years ended December 31, 2020 and 2021 was $(59.2) million and $(127.9) million, respectively. Our Adjusted EBITDA for the years ended December 31, 2020 and 2021 was $(39.4) million and $30.0 million, respectively. For more information and for a reconciliation of Adjusted EBITDA to net income (loss), see “Selected Consolidated Financial Data—Adjusted EBITDA.”

Why Users Come to Reddit

The internet has given people the tools to redefine how we live. We have search engines to find content and social networks to share and follow each other. Like other forms of media, social networks have evolved to distribute content that grabs attention, resulting in the rise of influencers. As a result, social media represents aspirational images of who people are, which can have unintended consequences and at times may feel disempowering and isolating. Reddit is different. Our community of communities sets itself apart with its unique combination of characteristics and is designed to provide users with a trusted place to be authentic to themselves in sharing and discovering while maintaining their privacy.

Centered on Interests, with Unmatched Breadth and Depth of Human Knowledge

Time spent on Reddit is guided by personal intention and interests. Breadth of communities and depth of engagement means that Redditors benefit from a trove of knowledge organized by topic that we believe is unmatched by any other internet platform. We bring together the power of user-generated content with an open community structure that enables people to find content and communities relevant to them. Reddit is home to over 100,000 active subreddits, which cover a wide variety of topics—r/memes, r/philosophy, r/Pets, r/HomeImprovement, and r/CryptoCurrency to name a few—and can be creative, humorous, inspirational, absurd, serious, or contemplative. Redditors create experiences in the communities through their user-empowered content and sharing, and authentic approach to creation. Breadth, depth, trusted content, and volunteer moderators are some of Reddit’s defining features. According to the YPulse Survey, 92% of respondents say there is a community for everyone on Reddit, 81% say Reddit is where they learn about the topics they love the most, and 77% recognize conversations on Reddit as more on-topic than anywhere else on social media.

Flexible Canvas for Self- and Community-expression

Every subreddit is a flexible canvas for communities to express themselves through a customizable experience. We give communities the ability to choose the format for conversations in their communities—text, image, audio, video, live video, opinion polls, chatrooms—which enables them to create dynamic and engaging experiences. We give moderators the creative tools to design the look and feel of communities, and we give developers an open API to build bots and create features that shape their communities, meaning what a community envisions for itself drives its unique development.

Communities on Reddit can serve many purposes. We categorize how they are used across the following major types:

1.

Fandoms. These are communities focused on discussion or news about a particular media entity or series. Examples of these communities include r/westworld, a science fiction series on HBO, and r/thebachelor, a reality show on ABC.

2.

Passions and Interests. These communities are dedicated to a hobby or interest. Community members discuss and share experiences related to the topic. Sometimes these communities may feature questions and answers with well-known people aligned with the topic. Examples of these communities include r/gardening, r/MakeupAddiction, and r/books.

3.

Advice and Discussion. These communities frequently feature text-based discussion or questions and answers around a specific topic. Experts tend to congregate here to provide guidance and hang out. Examples of these communities include r/relationships and r/changemyview.

4.

Support. These communities are dedicated to different human stories and conditions and people are actively providing support and guidance. Examples of these communities include r/stopsmoking and r/cancer.

5.

Media Formats. These communities are dedicated to sharing images, gifs, memes, and the discussion around these media types. They can span any topic so long as the media format is aligned with the rules of the community. Examples of these types of communities include r/videos, r/pics, and r/memes.

6.	News and Politics. These communities are focused on the discussion of what’s topical and new in a given category. Examples of these communities include r/politics, r/Conservative, and r/Libertarian.

7.

Geography-based. These communities are dedicated to specific places or events and people have discussions and share their experiences using text, images, and video. Examples of these communities include r/nyc, r/NewOrleans, and r/AskUK.

8.	Dating and Friendship. These communities are designed to help redditors meet each other. Examples of these communities include r/penpals, r/Needafriend, and r/r4r.

9.

Stories. These communities are a place where people can share stories, fiction and nonfiction. Many posts prompt people to write and the responses are contained in the comments. Examples of these communities include: r/WritingPrompts, r/nosleep, and r/AskReddit.

10.

Commerce. These communities are dedicated to real-life commerce of digital and physical goods. Sometimes Redditors buy from each other and sometimes they gather info about buying things elsewhere online. Examples of these communities include r/gameswap and r/Watchexchange.

This list is a small sample of the variety of community types found on Reddit. Subreddits have the freedom to create new and novel combinations of all of Reddit’s features, which results in new community experiences that are true reflections of their community purpose.

People-powered Curation for Authentic Interactions and Trusted Content

Our differentiated community approach underlies every interaction on our platform: Reddit is centered around human creativity and belonging. The content found in Reddit communities is curated by people, creating a highly relevant content experience that Redditors come to our platform for. Voting, karma (a Redditor’s publicly visible reputation score), and awarding systems channel the power of our users to select content that is most relevant for a community. Every post and comment on Reddit, regardless of the author, starts with one upvote, and must earn its visibility through community members upvoting it and boosting it to the subreddit’s front page. Unlike traditional social media, voting (both up and down) is completely anonymous, encouraging broader Redditor participation. This unique upvoting and downvoting system not only curates the quality and relevance of content, but also determines the prominence of a certain piece of content. According to the YPulse Survey, 68% of respondents pay more attention to things they see on Reddit than the things they see on other social media platforms. Respondents also perceived Reddit to be 2.3x more trustworthy than Facebook, Instagram, Twitter, Snapchat, and TikTok. We believe community-driven promotion of content leads to greater trust of the content on Reddit.

Layered Moderation and Safety Supports Trust

We are committed to continuously enhancing our policies and processes to promote the safety of users and moderators on our platform. Reddit is built on a three-layer moderation model that separates community concerns from platform-wide concerns, a differentiated approach to content moderation. We built this model upon our firm belief that a centralized moderation approach could not scale to make moderation decisions across all communities, and that the only thing that effectively scales with Redditors is Redditors themselves. This approach gives Redditors a voice and agency in the process and also means that any content that gains traction on Reddit has been reviewed in context by humans. Communities self-organize and set out rules that are tailored to their unique circumstances, and volunteer moderators within the community enforce those rules. Moderators have context as leaders and members of their communities to define and enforce the rules to create a harmonious community experience. They play a critical role in shaping the culture and focus of each community on Reddit. The result is that each community has its own unique environment that is designed to discourage bad behavior and in which Redditors can express their genuine perspective and share real experiences.

We supplement this bottoms-up organic moderation engine with our site-wide Content Policy, a set of overarching rules and policies that govern all content on Reddit. Our Content Policy is intended to be protective, not intrusive. It helps protect against harassment, bullying, and violence—especially hate based on identity or vulnerability. These site-wide rules are enforced by both volunteer moderators as well as Reddit employees and are supported by automated tools.

Moreover, users have complete control of their identity while using Reddit. We empower people to share as much or as little personal information as they want to as they explore their interests, giving them the freedom of privacy and safety from judgment. By curating their own spaces and sharing only what is appropriate in each, our users thrive.

Open, Growing Archive of Human Knowledge (2005–    )

Over the last 16 years, Reddit has become one of the internet’s largest open archives of human experiences, with over 13 billion posts and comments. This vast collection of content is publicly accessible to everyone on the internet—by design, we do not gate content or require people to log in to access information. Our user-generated content provides a vast collection of human experiences, answers, and conversations on almost every question people ask. Reddit’s influence and relevance organically grows, and Reddit quickly responds to new needs based on real experiences. As COVID-19 changed our world in 2020, and the social justice movement became the center of so many conversations, r/Coronavirus and r/BlackLivesMatter were meaningful breakout communities for Redditors. As a result of Reddit’s scale and longevity, our content library is a broad memory of human interest, organically expanding and deepening into more topics. At times, Reddit may be the only place to find the information users are looking for. During the three months ended December 31, 2021, approximately 74% of DAUq came to Reddit directly, with approximately 24% of DAUq coming from search engines and the remainder coming from other sources. As the accumulation of human conversation grows, Redditors are able to find and revisit posts from years past and use and update them as a springboard for new conversations.

Ecosystem of Communities

Reddit is an ecosystem of communities that share members and moderators, content, and conversations. People are diverse and have multiple interests. Just like in a city, where citizens are part of multiple subcommunities, on Reddit, logged-in users often belong to multiple communities. As of December 31, 2021, the median number of subreddits that logged-in users belonged to was approximately 21 subreddits. The set of communities joined by a Redditor grows to become a unique reflection of that individual, and Redditors carry ideas between communities, cross-pollinating culture and creating alignment of values. Conversations flow across Reddit through cross-posting, where a post from one community can be shared into another community to spur new conversation with a different audience. In the Reddit ecosystem, many communities will spring up around a single topic, with each subreddit branching out to explore a subtopic or related concept of the original idea. For example, there are numerous photography communities, including: r/analog for film photography; r/SonyAlpha for Sony brand photographers; r/photomarket for buying and selling photography gear; r/photocritique for photo critiques; and r/iPhoneography for the iPhone photographers of the world. Supporting the connections between communities and the free flow of ideas across our platform is instrumental to how our communities thrive and expand.

Our Community Effect

As new ideas emerge in the world, Redditors create corresponding subreddits on our platform. We call this ongoing organic expansion our Community Effect. Newly created subreddits find their place, create a sense of belonging for their members, and go on to make the entire experience of Reddit more robust and complete, spurring the creation of more new subreddits to continue the cycle. People often begin their journey on Reddit with the discovery of a single community, then quickly join several related communities, and over time join new communities coinciding with the adoption of new interests, goals, and life experiences. In this way, Reddit’s community ecosystem grows and expands with the interests and passions of our members, keeping Reddit up to date and resilient to fading fads or trends. As a result of our Community Effect, we do not rely on “mega-nodes”

or “super-connectors” for engagement, and our ecosystem self-balances as people continue to discover and explore together on Reddit. In the image below, each dot represents a community, and its proximity to other dots represents overlapping members.

Our Community Values

Our Platform Values existed long before they were written down. In addition to helping guide product and strategy decisions, they capture the idealism within Reddit that both we and our users love.

Remember the Human

We believe Reddit is the most human place on the internet. It is powered by the creativity, passion, and generosity of the people who spend time on Reddit and make it their own. We respect Redditors and work hard to give them a place where self-expression can thrive and communities can achieve amazing things together. We also remember that there are real people on the other side of the screen, who lead full and complex lives. And often, when someone is struggling or in need of support, they come to Reddit to find help and understanding they cannot find elsewhere. We take this role seriously and aim to make Reddit a place where people can continue to find communities that accept and appreciate them for who they are.

Empower Communities

Reddit succeeds when our communities succeed. When we build anything on Reddit, we start with community – evaluating ideas by how well they empower communities. Reddit has evolved by decentralizing control and empowering communities to create the spaces that work for them – spaces that have become some of the most selfless, ingenuitive, funny, and enriching communities on the internet. We trust communities to know what works best for them and give them the autonomy to make decisions for themselves.

Keep Reddit Real

Reddit is where people can be genuine. The humans of Reddit are a vast and diverse group of people, who come to the platform as their full, imperfect, human selves. This results in the type of candid, honest discussions you cannot have anywhere else and the vast breadth of communities that are found on Reddit. We present an authentic, unmanicured version of the world, and as long as Redditors’ unfiltered selves are not hurting anyone or violating our Content Policy, then there is a place for everyone on Reddit.

Privacy is a Right

Reddit stands for privacy. Redditors have complete control of their identity and are empowered to share as much or as little personal information as they want. Redditors do not reveal information about each other without permission, and Reddit, Inc. does not use nonpublic information about Redditors without their consent. We also let people know and control how we use their data. We run ads and use what people agree to share with us to show them ads we think they might be interested in (and yes, to make money), but we do not ever sell Redditors’ information.

Believe in the Good

Reddit reflects humanity. When people on Reddit come together around something they really care about, they can and will do extraordinary things. In our interactions, we try to give each other the benefit of the doubt and remember that most people—even when upset, frustrated, or misguided—are decent and reasonable, and will do the right thing given the right circumstances. Believing in the good does not mean disbelieving the bad. But we believe most people come to Reddit because they genuinely want to contribute and feel a sense of belonging. If that is not happening, something is wrong and we will fix it. Our view is that people are good, and if we empower them, the good will always outshine the bad.

Why Advertisers Come to Reddit

We provide advertisers access to a unique and highly engaged audience where our trusted, passionate communities drive action. Our advertising model is built around Redditors’ self-identified interests and context, not personally identifiable information, and is designed to enable advertisers to effectively reach and engage with audiences relevant to their business.

We offer the following distinctive benefits for advertisers:

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Attentive, Unduplicated Audience in an Attractive Demographic. In December 2021, the average time spent on Reddit per user in the United States was approximately 30 minutes per day. Reddit is one of the most visited platforms on the internet. In December 2021, over 500 million visitors came to Reddit. During the year ended December 31, 2021, just under 50% of these visitors were from the United States and the rest were from the rest of the world. According to a Comscore survey of Redditors aged 18 and over published in September 2021, of visitors from the United States, 49% were between the ages of 18 to 34, 56% were male, and over 60% had a household annual income of $75,000 or more. Many Redditors are not active on traditional social media platforms: according to Comscore, in the United States, of people who were active on Reddit, 30% were not active on Facebook, 45% were not active on Instagram, 58% were not active on TikTok, 59% were not active on Twitter, and 74% were not active on Snapchat. Because Reddit is interest-driven versus friends-and-follower driven, and because Redditors have control over their identity, they often seek information on topics important to them that are not visible to social media platforms. For example, a Redditor might privately explore how to cure their acne, but they are unlikely to share this with friends on other platforms publicly. According to the YPulse Survey, 58% of respondents say they pay more attention to ads on Reddit than on other sites and 60% of respondents say ads on Reddit are more relevant to them than on other sites.

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Ability to Connect with an Audience Seeking Recommendations on the Path to Purchase. Reddit represents real people sharing real experiences. According to the YPulse Survey, 90% of respondents trust Reddit when it comes to learning about new products and brands, which was more than Facebook, Instagram, Snapchat, Twitter, YouTube, Pinterest, and TikTok. Also according to respondents in the YPulse Survey, when it comes to learning about new products and brands, Reddit is more trusted than Google and Amazon. Reddit plays an outsized and influential role in consideration—the moment when a potential customer is deciding what to purchase and seeking information on real experiences to move toward a decision. The result: according to the Verto Study, respondents who visited Reddit in connection with their purchase conducted 4x more research sessions about products and brands, moved from the decision stage of their journey to purchase 9x faster (as a percent of the total journey), spent 15% more money on their purchase, and reported a higher satisfaction with their purchase in the form of net promoter score than purchase journeys involving other social platforms.

The above graphic demonstrates the results from the Verto Study. The bar graph compares the percent of the online purchase journey that was spent in each of the four stages of the journey (Inspiration, Exploration, Consideration, and Decision), between journeys that included Reddit (on the right) compared to those that included Facebook, Twitter, Instagram, Snapchat, and/or Pinterest, but not Reddit (on the left). The online purchase journeys across each social platform vary in length.

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Interest-Based, Contextual Advertising. People on Reddit are exploring and engaging in a variety of communities, making Reddit a high-quality environment to reach people when they are in a mindset to discover and seek information. Reddit’s advertising platform enables marketers to find relevant audiences using our interest graph and to reach them while in contextually relevant communities and content, using conversational and engaging formats. According to the YPulse Survey, 81% of respondents say Reddit is where they learn about the topics they love most. For example, an advertiser with a camping product can reach people who visit outdoor activity communities such as r/CampingandHiking or r/Outdoors. Reddit’s unique community structure and interest-driven model acts as a strong signal for advertisers. According to the YPulse Survey, our model resulted in 60% of respondents believing that ads on Reddit are more relevant than on other sites and 58% of respondents responding that they pay more attention to ads on Reddit than on other sites.

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Brand Alignment with a Platform Built to Respect Privacy. Privacy is core to Reddit’s DNA, culture, and values. We are committed to building a healthy business that is aligned with respecting users and giving them more control over their data privacy. As consumers become increasingly focused on privacy, it is important to advertisers that their platform partners demonstrate a respect for their users’

data. At Reddit, the performance of our advertising is based on first-party data from user-directed activities on our platform, such as the communities that users visit or subscribe to for email digests; the foundation of ads performance is not built on tracking users based on personally identifiable information. In addition Reddit has always had the philosophy of minimizing the data we store and empowering Redditors to be the master of their own identities. We believe Redditors should not have to surrender their privacy in order to find community, belonging, and empowerment on Reddit.

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Multiple Layers of Brand Safety and Customizable Controls. We have multiple layers of safety across the platform and communities, and also offer advertiser-level controls. Our Content Policy establishes the type of content that is not allowed across all communities, community rules determine content within each community, and advertiser controls provide flexibility for content adjacencies. Additionally, we offer inventory tiers to enable advertisers to reach as many people as possible, while controlling where their ads appear.

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Action-Oriented Outcomes that Drive Attractive, Measurable Return on Investment. Advertisers can bid in our auctions in a way that aligns with their objectives. They can bid to pay for the people they reach or bid to pay for specific actions, such as clicks and video views, that are targeted toward objectives like downstream conversions or app downloads. Reddit works with our marketing measurement partners to measure the impact of their campaigns on Reddit.

Our Market Opportunity

Community is a core human need. With over 16 years of accumulated knowledge, and across various archetypes of our communities, we address a wide spectrum of online activities, including news, entertainment, finding support, and learning. Ultimately, we believe that Reddit represents the future of many of these activities; as our virtual world becomes a seamless extension of our physical world, we believe that Reddit can be a center of leisure, intellectual exploration, and real-time togetherness. We have a long and successful history of evolving with the internet, and we will keep evolving our digital advertising solutions and continue to develop new market opportunities, such as the digital goods market, an emerging vector of growth for us.

People come to Reddit in many ways, and we have multiple advertising solutions based on user engagement. We segment the digital advertising market by users who come to Reddit directly and those who come from search, and by 2025, we estimate our total addressable market globally, excluding China and Russia, to be $227 billion and $141 billion in those categories, respectively.

Direct. During the year ended December 31, 2021, the majority of unique visitors to Reddit—approximately 69%—were direct, and of these visits, the large majority of these users were on mobile. These users also tend to be logged in, and once logged in, users are able to vote, post, comment, and accrue karma. Our direct visitors include users who come organically to Reddit through our mobile apps, mobile web, or desktop web. They often start their experience in a personalized feed with advertising targeted toward them and dive into post pages with conversation page ads. These ads include display, video, and direct response as well as other ads on both mobile and desktop web. Using estimates from International Data Corporation’s (“IDC”) New Media Market Model, we estimate that advertising to unique visitors that come to Reddit directly represents a global TAM, excluding China and Russia, of $184 billion in 2022, growing at a CAGR of 7% to $227 billion by 2025.

Search. In keeping with our principle of keeping Reddit open, we allow all of our content to be indexed by search engines and do not require users to log in to access Reddit’s content. This increases our reach, and brings users to Reddit who rely on search engines to access our vast trove of knowledge and insights. In general, DAUq who come to Reddit from search—approximately 24% during the three months ended December 31, 2021—are not logged in, and are visiting through mobile and desktop web. Many of these users access Reddit on post pages where advertisers can reach them with a conversation page ad. Using estimates from IDC we estimate that advertising to unique visitors that come to Reddit from search engines represents a 2022 global opportunity, excluding China and Russia, of $123 billion, growing at a CAGR of over 4% to $141 billion by 2025.

Our Growth Strategy

Our strategy is to support the growth and engagement of our communities. We aim to become Redditors’ first choice when they are exploring their passions, looking for entertainment, or keeping tabs on culture and news. Accomplishing this goal will require us to expand and transform our platform to keep pace with the constantly evolving needs of our Redditors and advertisers. We are focused on multiple vectors to grow users, engagement, and monetization.

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Grow Awareness of Reddit. We have primarily grown organically, as the content of our communities draws in Redditors. We plan to expand the ways people become aware of Reddit through various strategies depending on the type of use case and user, including search engine optimization, partnerships, and investment in full-funnel marketing.

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Expand Product, Users, and Advertisers Globally. For the first time, during the year ended December 31, 2021, just over 50% of Redditors visited from outside of the United States and as of December 31, 2021, over two-thirds of all posts on the platform were in English. In the three months ended December 31, 2021, over two-thirds of all Reddit posts were made in English, and we see a massive opportunity to grow in geographies outside of the United States and languages besides English. We plan to target these users through the localization of our apps, building local communities with local context, and a Reddit interface with additional languages. We also expect to make sustained investment in our global footprint, investing in building local communities and content and globalizing access to our product. In addition to growing users internationally, we also see a significant opportunity to serve more international advertisers. Although just over half of our user base was outside of the United States, for the year ended December 31, 2021, only 18% of our advertising revenue was from advertisers outside of the United States. We believe that we can significantly grow revenue contribution from international advertisers by demonstrating our value proposition in these global communities. In addition, as we grow more Redditors outside of the United States, this increases our opportunity to bring in more advertisers in these regions.

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Grow Engagement. With over 500 million visitors in December 2021, the number of Redditors who were active in the month was nine times larger than the average number of daily active Redditors in the month. We plan to continue to grow engagement by focusing on:

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Expanding Content Types. We believe that our rapidly growing archive of human knowledge, combined with our investments and efforts to grow the richness of our communities through more video, audio, and chat, will continue to convert our massive monthly reach into more daily users. From January 2021 to January 2022, we experienced over 65% growth in the average video hours watched and an over 37% increase in daily active video viewers growth. We are committed to providing the best possible tools Redditors need to find, create, and interact with one another. We want to provide scaled product support for Redditors creating new and interesting formats, including hosting experts for live panel talks, or conducting video Ask Me Anything (“AMAs”). In addition, we aim to increase engagement through new products, such as Reddit Talk, live audio conversations in communities, and real-time text chat functionality. These new content types also allow for new ways for brands to engage with Redditors in their communities.

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Reducing Friction. We want to make it easier for new Redditors to discover relevant communities and content, by applying machine learning to improve the classification of our content and for targeted interest-based recommendations. We also want people who come in through search, word-of-mouth recommendation, or sharing to experience faster and easier onboarding. In addition, we want the basic features of Reddit to be easier to use and more accessible, including posting into communities, finding new communities, and creating new communities.

The evolution of our user traffic and growing engagement is evidenced by the following trends:

¡	Approximately 74% of DAUq visited our platform directly, as opposed to search engines or other sources, for the three months ended December 31, 2021 compared to 60% in the same period in 2019.

¡	44% of users visited our platform via our apps during the three months ended December 31, 2021 compared to 28% in the same period in 2019.

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Logged-in users represented 48% of users for the three months ended December 31, 2021 compared to 35% in the same period in 2019, and the number of users visiting Reddit via Google AMP was approximately 0.3 million, down from 8.4 million in the same period in 2019.

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Advance Advertiser Relationships and Our Advertising Offerings. Our ad platform capabilities enable customers to invest more as they see opportunities to drive additional value on Reddit. We plan to increase our revenue from existing advertisers, as well as attract more advertisers to Reddit. As we expand our sales team into markets outside of the United States, we can bring new advertisers into our ads platform, increasing ad diversity and thus performance, as well as competition. We are also focused on expanding our service models and marketing engine in order to enable smaller advertisers to join the platform. In addition, we continue to grow the portion of revenue that is associated with our partnership program where we set an annual joint business plan with top customers. Furthermore, we aim to grow our advertisers from categories where we have the largest number of active communities, like entertainment and gaming, to newer categories, such as e-commerce and consumer packaged goods. Because ads on Reddit can be contextual, Redditors say that they find ads on our platform to be useful. For example, an advertiser with a camping product can reach people who visit outdoor activity communities such as r/CampingandHiking or r/Outdoors. We have found that such ads can be useful to Redditors and are generally viewed as non-intrusive. According to the YPulse Survey, 60% of respondents believe that ads on Reddit are more relevant than on other sites, and 58% of respondents said they pay more attention to ads on Reddit than on other sites.

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Enable Greater Creativity From Redditors. In addition to investing in our core platform growth, we are investing in initiatives that shape the future of Reddit. As creators, builders, and developers generate value on our platform, we intend to empower these creators to participate in their value creation by receiving monetary benefits from other community members. Increasingly, talented individuals are turning to online communities to share their creations with fans, peer creators, and enthusiasts. Reddit has always been a place for creators to share and receive appreciation for talent without the prerequisite of a dedicated following, and we will continue to foster this capability.

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Moving Beyond Conversation to Enable the Next Era of Subreddits. We believe in longer-term growth investments, as they represent tremendous opportunities to accelerate achievement of our mission and deliver the promise of the open internet. In particular, we see that individuals and communities increasingly want to participate in the most important ecosystems that shape our society—financial markets, healthcare, education, and many others. Redditors and Reddit communities are already influential in many spheres through the altruistic conversation they have today. We intend to unlock additional ways for Reddit communities and Redditors to thrive. For example, Reddit is home to vibrant marketplaces, and to content creators with thousands of followers that use Reddit for peer-to-peer connections and content sharing, but both must rely on off-Reddit platforms for monetization. We intend to support communities that want to evolve from conversation to creating their own economies. We believe that Reddit economy products can enable higher degrees of self-expression and ultimately strengthen communities.

Advertiser Success Stories

ADOBE

We leaned into the interests of Reddit’s creators instead of simply running ads. Launching our presence by letting the creative community guide us built brand affinity and drove sales, firmly establishing Reddit as a long-term media partner for Adobe. – Ellen Vanderwilt, Global Next Gen Marketing Lead

Adobe has been providing creators with the tools they need to create anything they can imagine for years. Their Reddit-first campaigns have won over our vast community of creators and makers while driving impressive return on investment for the brand. From major activations like the award-winning Adobe Layer project—a worldwide community canvas for creative exploration—to their fan-favorite ad series for Adobe Creative Cloud inspired by niche, creative subreddits (e.g., r/birdswitharms, r/reallifedoodles, r/Unexpected) and created by real Redditors, Adobe has established itself as a beloved mainstay of the Reddit platform experience.

(The main canvas of Adobe x Reddit’s Layer: Season 2, a global community canvas for creative exploration.)

CAPCOM

We have an amazing community of fans here at Capcom, and we always want to make sure we’re thinking of the best ways to engage with them including campaigns that offer the right fit in content and venue. Reddit is home to one of our most active fan bases, and they’ve been a great partner for us in finding innovative, meaningful ways for us to get the community involved and excited for our games. – Tak Inoue, Head of Brand Marketing

Capcom is a gaming company that wanted to drive interest and excitement among Reddit’s massive audience of gamers for the launch of Resident Evil Village, part of its legendary Resident Evil franchise. The Capcom team went deeper than a few promoted posts, leaning into our unique audience with a Reddit-first alternate reality game (“ARG”) built on the Reddit platform itself. By meeting their audience where they live, Capcom saw tremendous success, deep engagement and major buzz around their launch.

(For the launch of Resident Evil Village, Capcom created an ARG that took place entirely within a Reddit user profile under the name u/VillageConnoiseur.)

TOYOTA

Our Toyota community on Reddit has continually impressed us with their level of passion and excitement for our brand and our vehicles. We strive to take our marketing to new levels and build a unique partnership with the platform to deliver on deep, enriching, and engaging brand experiences with Reddit communities. We value our Toyota audience on Reddit, and we look forward to continuing to innovate with them in new ways. – Angie White, Senior Manager, Media Toyota North America

Toyota sees Reddit as a valuable platform to get their new products in front of a highly engaged and hard-to-reach in-market audience. Toyota seamlessly builds brand advocacy on Reddit by finding their fanbase where they already are. Their tireless drive for innovation continues to evolve the way they engage this community, resulting in campaigns that showcase Toyota vehicles not simply as a means of transport but as an extension of one’s life.

(Toyota’s “Family Album” program celebrated and showcased their fans’ love for the brand on Reddit,

with the goal of building community and further consideration for its vehicles.)

How Reddit Works

Communities

A community on Reddit is called a “subreddit,” as it is a sub-community on Reddit. The terms community and subreddit can be used interchangeably. Communities have a name and a purpose, and are best described as a curated collection of conversations between community members. As an example, r/AskReddit is a community with over 33 million members where people “ask and answer thought-provoking questions.” In this community, thought-provoking questions are the catalyst for community members to discuss new ideas, share personal stories, and to learn from the diverse perspectives of like-minded individuals.

Moderators

Communities are created and led by Redditors who we call moderators, volunteers who are motivated by their passion for a given topic or idea. Moderators are not employees of Reddit. Our moderators set the tone for their communities by defining a purpose, creating rules, starting conversations, and keeping conversations on topic. Most communities have teams of moderators that work together to keep their communities organized and focused. In December 2021, we had an average of 54,400 daily active moderators. Any Redditor can become a moderator either by joining an existing moderation team for a community they are a part of, or by starting a new community.

Posts

Every community is filled with conversation prompts, which we call posts. Posts are made by community members who have something they would like to share with their community. Blocks of text, images, videos and web links are common mediums for posts. Every post is a bid for connection and interaction within the community.

Because posts on Reddit come in a variety of formats, communities on Reddit have many choices for how they can enable their members to engage in conversation. Communities have tools to determine which types of posts they allow in order to best align with their community purpose. Communities focused on discussion of news content might limit their communities to posting weblink posts to news publisher sites. Meme communities enable image and video posts to allow for the free flow of new visual ideas. Support communities often choose to focus on text, so that members can seek out and provide support for one another pseudonymously. Some communities allow all formats of post content.

The visibility of posts on the front page of a subreddit is determined by two factors:

•	Rules—Does the post abide by the subreddit rules where it is being posted as well as Reddit’s Content Policy?

•	Votes—Do members of the subreddit think that the post is interesting to other members?

Rules

Moderators create and enforce rules that keep conversations aligned to the purpose of the community. Content can be removed from Reddit manually by the moderators or, in many cases, by using automated tools. For instance, communities about cats don’t allow pictures of dogs, and question-centric communities only allow posts that are formatted as questions. Automated tools detect these formatting requirements and automatically accept and reject content on this basis. In addition to community rules, Reddit employees also work to enforce the Reddit site-wide Content Policy. Our Reddit team also leverages automated tools, including proactive spam detection and content labeling systems, that have allowed us to scale-up our platform and operations.

Votes

Votes enable community members to collectively and anonymously participate in deciding what gets viewed and discussed in communities. Posts in a community are displayed in a ranked order list based on a calculation called the “Hot Score.” The “Hot Score” is a simple algorithm that relies on votes from Redditors to collaboratively rank posts. As time goes on, newer content has a higher multiplier keeping Reddit always up to date. Every post on Reddit is displayed with two “voting” buttons that enable all members of a community to anonymously “upvote” or “downvote” each piece of content. Community members upvote posts and comments which they find to be value-additive and relevant to the community, and downvote posts and comments which are off-topic, offensive, or distracting. These votes, as well as a few other pieces of metadata such as the time that the post is made, are considered in the “Hot Score.”

Illustration of the upvote/downvote buttons

Comments

Every post on Reddit is a prompt for an unlimited number of conversations which are called comment threads. Comment threads are the mechanism by which community members converse with one another, sharing their feedback, related ideas, words of encouragement, critiques, or any other type of response to any post in the community. Redditors often describe comment threads as the most engaging part of the Reddit experience.

Illustration of a comment thread

The first comment on any post is structured as a direct reply to the post it is attached to, whether that be a comment answering the question posed in the post, or a funny joke relevant to the post, or a rebuttal debating the content of the post. Every subsequent comment submitted after the first can either be a reply to the original post, or a reply to any other comment on the post. Comments on Reddit are also subject to rules and votes similarly to posts. Because comments can be submitted as replies to any other visible comment, threads can grow to be any length of comment replies, and conversations can go infinitely deep and branch in a myriad of directions. This structure lets conversations unfold as naturally as conversations in real life.

Snoovatars

Redditors can create cartoon versions of themselves, to put a face to their digital identity, which we call Snoovatars, a nod to Snoo, our alien logo. Snoovatars deepen engagement and offer another way for Redditors to express themselves. Redditors can customize their Snoovatar on 14 different axes: makeup, accessories, expressions, facial hair, face coverings, top, right hand accessory, left hand accessory, bottoms, hair color, hair style, hat, body color, and full body outfit. While a selection of Snoovatar customization options is always available to all Redditors, many have limited access—some accessories are only available to Reddit Premium users, some are only available for a short duration, and some are both—which creates a consistent stream of new Snoovatar content for all users.

Illustration of a Snoovatar

Karma

Karma reflects the cumulative number of upvotes (net of downvotes) a Redditor has received since joining the platform and is displayed on a Redditor’s profile, publicly available to everyone on the site. A Redditor’s karma reflects their community contributions and helps them build trust with others. As such, our karma system incentivizes Redditors to contribute to their communities by sharing trustworthy, on-topic, and thoughtful content, which gives Redditors confidence that our communities will be full of relevant and high quality posts and discussions.

Awards

The highest-quality posts and comments on Reddit earn special recognition in the form of awards, which are custom emoji icons that appear near the title of a post or the text of a comment. Awards express appreciation, solidarity, comradery, and other reactions to the conversations encountered across Reddit. For example, the award called “Bravo” features a top-hat wearing Snoo emoji clapping their hands in appreciation, and the award called “Table Slap” features a Snoo emoji laughing hysterically while slapping their hand on a table. Votes and awards are similar in that they enable community members to express their feelings about content on Reddit; however, an important difference is that awards come with a cost—every award must be purchased using an in-app currency called Reddit Coins. Reddit Coins are granted monthly to Premium Subscribers and can be purchased directly from Reddit in the Reddit Coin Store.

As Redditors accrue awards and karma and customize their Snoovatars, these aspects of their digital identity are currently stored in Reddit infrastructure. We are experimenting, however, with a new approach of storing such data in a distributed ledger, such as a public blockchain. Historically, users have not been able to truly own digital goods in an online game or other platform. Such digital goods are recorded in the platform’s databases that they control and can change at anytime. In contrast, blockchain technology enables Redditors to take control of these aspects of their digital identity. We have experiments with blockchain technology that are still in their early stages, such as our work on Community Points. As described above, Reddit currently uses karma to reflect the contributions of a Redditor to a community. The Community Points project is an experiment with the goal of enabling online communities to reward users with points that can be recorded on a distributed ledger like the Ethereum blockchain. The points, currently available in two subreddits, are used in these subreddits to vote on community governance decisions, to measure their reputation in their communities, and to obtain perks such as images or emojis. The project is preliminary and the points are still only available on the Ethereum Rinkeby test network. We are also experimenting with storing Snoovatars as non-fungible tokens on the blockchain. We are still in the early stages, but we believe there is an opportunity to use blockchain technology to provide more empowerment and control to all Redditors.

Our Unique Three-Layer Moderation Model

On Reddit, we have a unique governance model where everyone is governed by a set of rules, has the ability to vote and self-organize, and ultimately shares responsibility for how the platform works.

Moderation at the platform level is governed by our site-wide Content Policy, a set of fundamental rules set at the Reddit, Inc. level that everyone on Reddit must follow. These universal policies apply to all communities and disallow behaviors that are harmful and ruin the experience for Redditors. They are principles-based and include things most everyone can agree on, such as our prohibitions on harassment, sharing intimate images without consent, encouraging violence, revealing people’s private information, and other behaviors that have no place on our platform. We have technology and teams dedicated to monitoring for violations, as well as reviewing reports of potential violations from moderators and Redditors. Consequences for violating our site-wide Content Policy range in severity depending on the behavior, including warnings to loss of privileges (ability to contribute to community discussions or moderate communities), all the way to removal or bans from specific communities or from the entire platform.

In addition to our Content Policy, each subreddit is semi-autonomous: communities abide by an agreed upon set of transparent rules created and enforced by moderators, who are fellow community members. Anyone can create a community, setting additional rules on top of our platform policies to foster the environment they want to be in. Our community moderation involves communities writing and enforcing their own rules that allow them to stay on topic, support their culture and values, and accomplish their goals. These rules are tailored to the unique needs of members, and tend to be far more specific than the site-wide rules the company sets. Community moderators are empowered to remove any post that does not follow the community rules, without any involvement or direction from Reddit. We believe the self-moderation our Redditors do every day at this community level is a highly scalable approach to address the challenges of moderating content online. Below is an example of subreddit rules for r/science.

Finally, we believe it is vital that Redditors understand and participate in how content is ranked and displayed inside of communities. Our system is unique in the industry and we believe avoids many problems that come with more complex content ranking algorithms. Anonymous voting creates a single, shared view of community posts that enables all community members to see the same content and to build culture and consensus together. Therefore, each individual Redditor plays a crucial role, voting up or down on posts and comments. Through this system of voting, Redditors can accept or reject any piece of content. While most platforms have some version of the upvote function—an action to convey approval or agreement—we at Reddit see the additional downvote as equally important. The downvote is where community culture is made, through rejecting transgressive behavior or low-quality content. Reddit’s voting system turns every Redditor into a content moderator.

Promoting Both Open Expression and Safety on Reddit

Open expression and conversation are important for the health of society and our communities; our most difficult decisions involve balancing principles of speech and safety. But we strive to provide both on Reddit. The Reddit Content Policy is a platform-wide set of rules that apply to everyone on Reddit. While the rules protect the creativity of our communities and their ability to establish their own norms, the rules also make clear that everyone on Reddit has an expectation of safety and privacy. For example, Rule 1 states:

Remember the human. Reddit is a place for creating community and belonging, not for attacking marginalized or vulnerable groups of people. Everyone has a right to use Reddit free of harassment,

bullying, and threats of violence. Communities and users that incite violence or that promote hate based on identity or vulnerability will be banned.

Reddit Safety teams have a range of enforcement options when dealing with individuals or communities that violate the rules. The teams can remove violating content, temporarily suspend, or permanently ban individual accounts from the platform. Where the issues involve an entire community and its behavior, the team can apply an increasing number of restrictions, ultimately culminating in a ban of the community itself as a last resort. Our teams do not take banning a community lightly. Any action against a community requires an understanding of whether the group’s behavior is furthering or impeding our mission of creating community and belonging. We have an internal cross-functional council that carefully evaluates the impact of our rules enforcement and debates each and every rule change while seeking valuable input from moderators in the communities as well as external stakeholders.

Our Offerings for Advertisers

We offer a suite of products down the entire marketing funnel. Advertisers can use our suite of products to achieve their goals including top of funnel goals like building brand awareness to lower funnel goals like driving conversions. We serve ads on Reddit across mobile apps, mobile web, and desktop web, with the majority of ads (76%) served on our iOS and Android mobile apps during the year ended December 31, 2021.

Ad Products

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Auction-Based Delivery. During the year ended December 31, 2021, over 80% of our revenue was generated from advertisers buying in our auctions, and over 64% of our ad revenue came from customers in the technology; business, legal, and finance; and entertainment industries. Additionally, during the year ended December 31, 2021, approximately 63% of our auctions were bid on a cost-per-click basis, where the advertiser is seeking an action-oriented outcome (e.g., install, conversion, signup). Furthermore, approximately 60% of our ad revenue came from our large customer sales business, which includes Fortune 500 companies and AdAge 200 customers with complex service models during the year ended December 31, 2021. We offer a variety of bid types including cost per impression, cost per click, cost per video view, and cost per app install. Advertisers can use our auction-based advertising platform to bid the amount that corresponds to their performance goals, and reach their audience in a promoted post-placement, which runs in a personalized feed or a conversation placement.

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Fixed Price, Guaranteed Delivery. For advertisers who are seeking high-impact placements flighted across specific days with guaranteed reach, we also offer a rate-card fee to use our takeover product to meet their goals.

Auction Technology

We began more meaningfully investing in our own ad technology and foundation in 2018 and have been building on that foundation over the last four years. Our advertising auctions are designed to allow us to match the right advertisers with the right audience in a way that maximizes the advertiser’s goals and the Redditor experience. We determine which ads to serve taking a variety of factors into account including the advertiser’s bid and the Redditor’s propensity to engage with the ad. Advertisers can choose from a variety of bid types including cost per impression, cost per click, and cost per video view.

Targeting

The primary way advertisers reach their target audience on Reddit is through interest-based targeting across different surfaces within Reddit. When serving ads, we use first-party data collected through a user’s activity on Reddit, including the content and communities that a Redditor joins, visits and subscribes to on Reddit. Advertisers have the ability to show ads to Redditors across 15 different interest groups. Each interest group is made up of several sub-groups that come together to define the larger group. For example, Gaming is an interest group within which there are several sub-groups, such as video gaming and eSports. Advertisers can layer on additional parameters such as geography and device. Advertisers can also use the Reddit Pixel, which measures the actions that Redditors take on an advertiser’s website after interacting with their ad on Reddit, and can also re-engage people who have already visited their website, and drive them further down the conversion funnel.

Measurement

Advertisers need to be able to understand the effectiveness of their investment when using our ad products beyond ad clicks. According to a study by Luth Research commissioned by us in 2021 of over 32,700 ad-exposed Reddit user journeys, 96% of users who engage with the brand after seeing an ad on Reddit do not click, but complete other down-funnel activities, such as searching for the product/brand online, visiting the brand website, or converting. For a holistic view of media impact, we give advertisers the ability to measure reach, reaction, and resonance through a variety of first party and third party tools.

•	Reach—To help advertisers understand if their reach was effective, we offer solutions such as Oracle Moat-verified viewability, audience verification through Nielsen, and DoubleVerify for fraud.

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Resonance—To help advertisers understand what people think and feel after being exposed to their campaign on Reddit, we use industry-leading partners, such as Kantar and Dynata, to conduct brand lift studies.

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Reaction—To help advertisers understand the business-driven actions people take after being exposed to their ads, we offer the Reddit Pixel and Reddit Conversion Lift, a measurement product that enables advertisers to understand the incremental value that advertising on Reddit is providing their business—typically on the advertiser’s website, as well as many other partner solutions. For example, we offer Samba to measure TV viewership, Foursquare to measure in-store visits, and NCS to measure in-store purchases.

Brand Safety

We take a layered approach designed to ensure brands appear in only brand-suitable environments. In addition to our platform policies and human-moderated communities, brands have several tools they can implement based on their profile:

•	Allow-list Management—Ads only run in communities that are deemed suitable for advertising.

•	Interest and Community Context—Advertisers can choose the interest groups that align with their product and service (broad reach) and exclude select communities (narrow reach).

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Keyword Exclusion—In addition to our automatic keyword list that is regularly updated, advertisers have the ability to select up to 1,000 custom keywords they do not want their brand to be adjacent to.

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Inventory Types—Advertisers can choose for their ads to run in premium, standard, or expanded environments, each of which are held to Reddit’s content and advertising standards. When advertisers choose to run in only premium environments, we use Oracle Data Cloud’s contextual intelligence to pre-scan the adjacent organic content around the ad. Our pre-bid inventory filtering for dynamic user-generated content feeds, which we believe to be the first of its kind, allows advertisers to add on a third party validation of brand suitability for their ad placement on top of Reddit content standards.

Go-To-Market Approach

We built our advertising business by focusing on top U.S.-based advertisers, and over time we have expanded our focus towards mid-sized and smaller advertisers. We have a diverse advertiser base across categories, and our strongest advertising areas align with where we have the largest number of active communities—technology, gaming, and media and entertainment.

Today, we provide a managed service experience where we assist advertisers in campaign strategy, set up, and execution. We continue to build more automation and optimization into our advertising platform, to make it easier to get started, set bids, optimize creative, and manage campaigns in our advertising auctions. This allows smaller advertisers to access a simpler, scaled service model, as well as drive efficiency in serving large and mid-market customers. As we deploy more first party measurement, more advertisers can quantify the conversion or brand value of advertising on Reddit, and adjust their willingness to pay to the returns they see.

Large Advertisers. We have a team dedicated to delivering high service levels with the top-spending advertisers in North America. This team is organized by verticals so that team members can provide a consultative and deeply knowledgeable approach when recommending our advertising solutions. Additionally, these advertisers typically work with large creative and media agencies, and we have a dedicated team who simultaneously works to develop annual spend commitments from the top advertising agency-holding companies. This provides a dual layer of relationship building to continue to grow our share of spend with these advertisers.

Mid-sized and Smaller Advertisers. As our advertising solutions have advanced, so has our ability to attract mid-sized and smaller advertisers. These advertisers typically discover the Reddit advertising platform via channel marketing or partner lead generation, and often have a direct and streamlined buying process. This segment is typically companies with an annual ad spend in excess of $10 million. While many of these advertisers are focused on measuring their return on investment and are typically using advertising to drive online conversions such as purchases or account sign-ups, they are also investing in brand awareness. These clients seek easy ways to scale optimizations in the ad platform to increase the performance of campaigns.

Self-service Advertisers. We have advertisers who do not engage with our sales team and instead use the ads platform by themselves. These advertisers have smaller annual budgets and are typically looking to drive specific business results. These advertisers typically have started using our ads platform through word-of-mouth or familiarity with our consumer product. As we continue to build our advertising platform, these advertisers will be able to more easily and effectively reach their audiences and achieve their goals. We are building simpler tools with more automation to enable smaller advertisers to reach Redditors and maximize their return on investment on Reddit. Automation also provides benefits for servicing advertisers of all sizes.

International Advertisers. In 2020, we opened our first sales offices outside of the United States, in Canada and the United Kingdom. We have since grown these teams and have also opened up offices in Australia and Germany. For the year ended December 31, 2021, just over 50% of our Redditors were outside of the United States, and 18% of our revenue came from advertisers outside of the United States, illustrating the significant international growth opportunity ahead of us.

Ads Platform and Ads Technology

We began more meaningfully investing in our own ad technology and foundation in 2018. This platform is integrated into the overall Reddit technology stack to deliver ads to Redditors in a manner that is seamlessly integrated with their holistic Reddit experience. The ad formats used to show ads are native to Reddit, and match the format of organic content that is consumed by Redditors across various product surfaces like feeds and conversation pages.

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Ad Server for Delivery and Auction. Our ad delivery engine consists of a horizontally scaled-out “Ad Server” service that responds to real-time requests globally, in a high-availability and low-latency manner. The Ad Server contains an optimized representation of all ads running in the system at any point, along with all associated information needed to match ads with Redditors. A key part of the Ad Server logic is choosing which ad to serve to a Redditor for a given location on the app, in the common case where multiple ads are a match. To that end, the Ad Server runs a second price auction and takes into account various information corresponding to the matching ads (e.g., their bid type, bid value, remaining budget, etc.) and other computed information (e.g., probability of Redditor engagement, Redditor experience quality factors, etc.).

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Advertiser Experience Service. The ads platform has an advertiser experience service used by advertisers and our operations and account teams working on behalf of advertisers to run advertising campaigns. This service allows advertisers to define various campaign parameters (e.g., objective, targeting, budget, bids, etc.), to create the ad creative itself, and then provides reporting and analytics on the delivery of those ads and the measured performance. This includes the resulting ad impressions, clicks, engagements and conversions. Our service is tightly integrated with our ad delivery and auction in order to allow for the created ad campaigns to “go live” on Reddit and behave as expected based on any eventual modifications made. Finally, the service has integrations with the ad review processes, internal billing and finance systems, and external payment processors for advertiser billing.

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Targeting. The audience targeting subsystem of the ads platform involves both the Advertiser Experience Service and the Ad Server. Within our Advertiser Experience Service, our advertisers are able to select which Redditors their ads should potentially get delivered to based on the audiences they seek to reach. Multiple audience targeting options are currently supported: interest targeting, community targeting, geo targeting, custom audience targeting and retargeting using the Reddit Pixel. Ad targeting is assisted by our internal usage data and Redditor engagement model. This component also includes a forecasting capability, which allows for understanding the potential reach of the chosen targeting setting. The targeting component within the Ad Server is responsible for maintaining the data sets and software logic that implements the desired targeting. The data sets contain pre-processed information that allows the Ad Server to implement the desired targeting in real-time and with low request latency. Some key data sets include Reddit’s first-party data mapping Redditors to interests and communities based on our unique consumer engagement model.

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Measurement. The ads platform allows for measuring various aspects of an ad campaign’s performance, including reach, impressions, clicks and conversions. We support both first-party and third-party measurement options. Our third-party measurement options are built in partnership with industry partners such as Apple (SKAdNetwork), Oracle (Moat), Nielsen, Kantar, Neustar, and others. Metrics are reported to advertisers and are integrated into the ads platform.

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Brand Suitability. Our ads platform is built to support multiple brand safety capabilities for advertisers who may want varying degrees of control over adjacent content to their advertising placements. Our brand safety capabilities are split into two categories: Global (always-on for advertisers) and Custom (available to advertisers based on their specific needs).

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Global brand safety capabilities: We only allow ads to run on specific product surfaces within Reddit properties that we deem safe for ads. Various approaches are used to select these surfaces: We only show ads inside communities that are on the “Community allow-list,” which is a list of Reddit communities that have been determined to be safe for ads. When showing ads on “mixed feeds” like our Home feed, which are feeds of content aggregated from various communities, we only show ads in specific locations on feeds where the adjacent content is from communities on the allow-list. We only allow ads to appear in locations where the adjacent organic content has been scanned against a continuously updated keyword “blocklist.” We only allow ads to appear in locations where the adjacent organic content has not been marked as “Not Safe For Work” (NSFW) based on Redditor and moderator flagging.

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Custom brand safety capabilities: We offer several tools for advertisers who want to exercise higher or custom control beyond our global brand safety capabilities: Advertisers can provide a list of communities which they explicitly exclude their ads from; Advertisers can supplement the keyword blocklist mentioned above with custom keywords; Advertisers can choose to filter out ad locations on Reddit which are adjacent to organic content that has been associated with certain content categories based on Oracle Data Cloud’s contextual intelligence service. Reddit’s partnership with Oracle Data Cloud for providing this custom brand safety capability on dynamic content feeds was, we believe, the first of its kind in the industry.

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Invalid Traffic Filtering. Our ads products are pay-for-performance in that we charge advertisers based on events like impressions, clicks and engagements. We designed our platform to filter out those events that do not meet our criteria for being “chargeable” events. This includes events that we associate with fraudulent or non-human sources. Some examples of how we power such filtering protections include our own first-party behavioral analysis on our traffic, and the spiders and bot list (to filter out non-human traffic from chargeable engagements and reporting metrics) from the Interactive Advertising Bureau.

Research and Development

Our research and development organization is responsible for the design, development, testing, and delivery of new technologies, features, integrations, and improvements of our platform. It is also responsible for operating and scaling our platform. Our research and development organization consists of teams specializing in software engineering, Redditor experience, and product management. We intend to continue to invest in our research and development capabilities to expand our platform.

Identifying, hiring, developing, motivating, growing, and retaining highly skilled personnel for all areas of our organization remains a long-term priority for our company. In addition, our focus on Redditor generated content and community customization and innovation ensures that we can tap the creativity and talent of our whole Redditor base.

Platform Technology

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Scaled Infrastructure. Our custom-built software has continuously improved over 16 years of challenges such as spikey traffic, viral surges, unexpected attack vectors, and large-scale DDoS attacks. Our public cloud infrastructure allows for elasticity on-demand. We have a fully integrated platform that spans communities, content, mobile, machine learning, ads, direct-to-consumer, and more.

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Tools for Platform Integrity. We are committed to promoting platform integrity and trustworthiness. We primarily do this through technology that fits with our broader user experience. Beyond our human-based upvote system, our automated moderation systems help us scale application of our site-wide Content Policy by detecting and enforcing violations, and other behind-the-scenes tools help keep our communities safe. Some of these systems are built to automatically identify policy-violating content and accounts (such as spam, abuse, and other unwanted behaviors), while other technology is used to make people-powered reviews and enforcement by Reddit administrators both faster and more accurate. Our moderation technology is applied before and after community moderators allow, sequester, remove, or escalate content.

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Machine Learning. Machine learning based predictive models represent an opportunity to unlock previously impossible optimizations. We train our models primarily with organic, native signals generated on-platform by our Redditor base. In the last two years, we have started training our content ranking models with data beyond voting and subscription, and evolved our modeling techniques from simple linear regression to deep neural networks with great success. For example, we have increased engagement and click through rates by improving the relevance of our home feed and push notifications. Machine learning applied to our content corpus presents an opportunity to unlock personalized Redditor experiences for users. Machine learning optimization also allows us to improve Redditor experience for onboarding, content discovery, home feeds, and Redditor notifications at scale.

Building the Future of the Internet at Reddit

We believe that community and belonging are core human needs, and that people can use Reddit to fulfill those needs. We also understand that so many people find community and belonging at their place of work, and for that reason, we have been on a mission to build a culture at Reddit where each of our employees—whom we call Snoos—feels seen, heard, valued, and empowered to do the best work of their lives.

We believe that great companies are made by great people, and that the continued success of Reddit is contingent upon the talent we attract, retain, and develop. Snoos in seven countries are working together to help us achieve our mission to bring community, belonging, and empowerment to the world. Although our Snoos are unique, they each have a few things in common: the skills to do their job well, the humility and confidence to learn and grow, the ability to remember the human in each decision they make, grit in challenging times, and a belief in the importance and attainability of our mission.

To bring community, belonging, and empowerment on Reddit, we believe that we must create it at Reddit first. It starts with our employees treating each other with respect through honoring our commitments and being kind, courteous, and professional to one another. Just as our users seek community to address needs around belonging, we cultivate that within our company via our Employee Resource Groups (ERGs). These groups represent Snoos who are veterans, BIPOC, LGBTQ+, of various abilities, women, and allies. We also host a range of less formal gatherings based on shared interests. Our Snoos often describe our work culture as fun, quirky, and a place where you can be your authentic self; this makes working at Reddit special and something that we believe to be a competitive advantage for us. To ensure that we continue to cultivate a strong workplace culture and make decisions that are best for our business, our users, and our Snoos, we have the following values to guide us:

•	Reddit’s Mission First—Our mission is to bring community, belonging, and empowerment to the world. As we move towards this goal with different initiatives from different parts of the organization,

it is important to remember that we’re in this together. We move forward with this one shared goal above all others.

•	Make Something People Love—Our surest path to success is to make something people love.

•	Evolve—Only by continually improving and learning will we succeed.

•

Work Hard—Our mission is ambitious. It requires taking on and solving hard problems, and solving hard problems requires hard work. Nothing important is easy, and it is our firm belief that what we are working on is incredibly important. Each and every Snoo will have to give their best if Reddit is going to get to the next level.

•	Default Open—The free flow of ideas and feedback is the lifeblood of a healthy organization, and Reddit must embrace it if we are to thrive.

As of December 31, 2021, we had 1,383 employees, including 1,224 in the United States. None of our employees are represented by a labor union or party to a collective bargaining agreement. We consider our relationship with our employees to be good.

Competition

We are competing for people’s time and for global advertising spend. As such, we face significant competition across many areas of our business. People may choose to spend their time using other products when looking to fulfill the needs Reddit provides, such as being entertained, seeking information, diving into current events, exploring passions and hobbies, or peer-to-peer commerce. Examples of select competitors across several time spent categories include:

•	For Entertainment—Facebook, YouTube, Snap, TikTok, Roblox, Twitch, and Instagram.

•	For Seeking Information—YouTube, Wikipedia, Amazon, and Google product reviews.

•	For Current Events—Twitter, CNN, Fox News, New York Times, and Washington Post.

•	For Passions and Hobbies—Facebook Groups, Discord, Twitter, and Pinterest.

•	For Peer-to-peer Commerce—Facebook Marketplace, Nextdoor, Craigslist, Poshmark, Etsy, and eBay.

Advertisers can also reach consumers via many other digital advertising platforms and channels. We compete directly with all other major advertising platforms as well as publishers including: Google, Meta, Snapchat, TikTok, Pinterest, and Twitter. To compete effectively, we will need to enable advertisers to target the audiences they wish to reach effectively and be able to accurately show the value of their investment.

Intellectual Property

Our success depends in part on our ability to protect our intellectual property and proprietary technologies. To protect our proprietary rights, we rely on a combination of intellectual property rights in the United States and other jurisdictions, including patents, trademarks, copyrights, trade secret laws, license agreements, internal procedures, and contractual provisions. We also enter into confidentiality and invention assignment agreements with our employees and contractors and sign confidentiality agreements with third parties. Our internal controls restrict access to proprietary technology.

As of January 31, 2022, we had 50 pending trademark applications and 296 trademark registrations across 29 jurisdictions around the world. We have also filed 76 copyright applications on various graphical designs and have filed a utility patent application in the United States as of January 31, 2022. We may not be able to obtain protection for our intellectual property, and our existing and future trademarks, copyrights, patents, and other intellectual property rights may not provide us with competitive advantages or distinguish our products and services from those of our competitors. Our applications may not result in the registered intellectual property, and any resulting issuances may have narrower scope than our applications. Additionally, our current and future trademarks, copyrights, patents, and other intellectual property rights may be contested, circumvented, or found unenforceable or invalid, and we may not be able to prevent third parties from infringing, misappropriating, or otherwise violating them. Our internal controls and contractual provisions may not always be effective at preventing unauthorized parties from accessing or obtaining our intellectual property, trade secrets, confidential information, and proprietary technologies.

Other companies and “non-practicing entities” that own patents, copyrights, trademarks, trade secrets, and other intellectual property rights related to the mobile, communication, media, internet, and other technology-related industries frequently enter into litigation based on allegations of infringement, misappropriation, and other violations of intellectual property or other rights. Third parties, including our competitors and non-practicing entities, have in the past and may in the future make claims from time to time that we have infringed, misappropriated or otherwise violated their patents, trademarks, copyrights, trade secrets, or other intellectual property rights. We are party to agreements under which we are obligated to indemnify our customers, and suppliers against such claims. As our business grows and competition increases, we will likely face more claims, oppositions, and disputes related to intellectual property and litigation matters. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims from third parties. See “Risk Factors—Risks Related to Cybersecurity, Information Systems, and Intellectual Property” for more information regarding risks related to our intellectual property and proprietary rights.

Our Facilities

Our corporate headquarters is located in San Francisco, California, where we lease approximately 78,000 square feet of office space pursuant to a lease agreement that expires in 2023, subject to the terms thereof. We lease additional offices in the United States and around the world, including in New York, Chicago, Los Angeles, London, and many more. All of our offices are located in areas of the globe where we can attract the best talent and our employees benefit from a space to be together when co-creating and working to achieve our mission.

We believe that our existing facilities are sufficient for our near-term needs. We believe that suitable additional alternative spaces will be available in the future on commercially reasonable terms, if required.

In 2020, we reimagined the future of our workforce and strategically implemented a flexible workforce model. This means our employees are empowered to live and work from wherever they choose as long as we can legally employ them in that location. This has created a significant competitive advantage for us, as we have been able to recruit highly qualified, diverse talent in untapped markets where we do not have offices. This strategy in conjunction with our competitive compensation programs reflective of the cost of talent in high labor markets like the San Francisco, Bay Area and our work culture enable us to recruit and retain top talent.

Regulation

We are subject to many U.S. federal and state and foreign laws, rules, and regulations, including those related to privacy, rights of publicity, data protection, content regulation, intellectual property, health and safety, competition, protection of minors, consumer protection, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business.

Furthermore, foreign data protection, privacy, consumer protection, content regulation, and other laws and regulations are often more restrictive than those in the United States. It is possible that certain governments may seek to block or limit our products or otherwise impose other restrictions that may affect the accessibility or usability of any or all our products for an extended period of time or indefinitely. We have a public policy team that monitors legal and regulatory developments in the United States, as well as many foreign countries, and communicates with policymakers and regulators in the United States and internationally.

Legal Proceedings

We are currently involved in, and may in the future be involved in, legal proceedings, claims, and government investigations in the ordinary course of business, including claims for infringing misappropriating, or otherwise violating intellectual property rights related to our products and/or the content contributed by our Redditors. Although the results of these proceedings, claims, and investigations cannot be predicted with certainty, we do not believe that the final outcome of these matters is reasonably likely to have a material adverse effect on our business, financial condition, or results of operations. Regardless of final outcomes, however, any such proceedings, claims, and investigations may nonetheless impose a significant burden on management and employees and may come with costly defense costs or unfavorable preliminary and interim rulings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of December 31, 2021:

Name	Age	Position(s)
Executive Officers

Steven Huffman	38	Chief Executive Officer, President, and Director

Jennifer Wong	46	Chief Operating Officer

Andrew Vollero	55	Chief Financial Officer

Christopher Slowe, Ph.D.	43	Chief Technology Officer

Benjamin Lee	54	Executive Vice President of Legal and General Counsel

Non-Employee Directors

Patricia Fili-Krushel	68	Director

Porter Gale	55	Director

Paula A. Price	60	Director

Robert A. Sauerberg	60	Director

Michael Seibel	39	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers and Employee Director

Steven Huffman is our co-founder and has served as our Chief Executive Officer and President and as a member of our board of directors since July 2015. Prior to returning to Reddit, Mr. Huffman was the co-founder and Chief Technology Officer at Hipmunk, an online commercial travel company, from June 2010 to October 2015. From June 2005 to October 2009, Mr. Huffman co-founded Reddit and held a variety of leadership roles at the company. He has served on the board of directors of Vy Global Growth, a public blank check company organized for the purpose of effecting a business combination with one or more target businesses, since September 2020. Mr. Huffman received a Bachelor of Science in Computer Science from the University of Virginia. We believe Mr. Huffman is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our co-founder and Chief Executive Officer.

Jennifer Wong has served as our Chief Operating Officer since April 2018. Prior to joining Reddit, Ms. Wong was the Chief Operating Officer and President of Digital at Time Inc., a mass media company, from January 2016 to February 2018. Ms. Wong also served as Chief Business Officer at POPSUGAR Inc., a media and technology company, from September 2011 to December 2015. She has served on the boards of directors of Group Nine Acquisitions Corp., a public blank check company organized for the purpose of effecting a business combination with one or more target businesses, since January 2021, Discover Financial Services, a banking and financial services company, since July 2019, and Marfeel Solutions, S.L., an advertising and marketing technology platform, since January 2016. She also worked as an Associate Partner at McKinsey & Company, a management consulting firm. Ms. Wong received a Master of Business Administration from Harvard Business School, a Master of Science in Engineering Economic Systems & Operations from Stanford University and a Bachelor of Science in Applied Mathematics from Yale University.

Andrew Vollero has served as our Chief Financial Officer since March 2021. Prior to joining Reddit, he served as Chief Financial Officer at Allied Universal, a provider of security, technological and professional services, from October 2018 to March 2021. From August 2015 to May 2018, Mr. Vollero served as the first Chief Financial Officer of Snap Inc., a camera and social media company. From September 2000 to August 2015, Mr. Vollero was employed at Mattel, Inc., a toy manufacturer, where he served as the Senior Vice President, Corporate Strategy, Development & Investor Relations from September 2005 to August 2015 and Division Chief Financial Officer, Senior Vice President, Finance and Strategy from September 2000 to September 2005. Mr. Vollero worked for PepsiCo and Yum Brands in various financial and operational roles from 1991 to 2000. Mr. Vollero received a Master of Science in Management from Oxford University and a Bachelor of Arts in Mathematics and Economics from Yale University.

Christopher Slowe, Ph.D., is our founding engineer and has served as our Chief Technology Officer since May 2017, after serving as our Director of Engineering from January 2016 to May 2017. Prior to returning to Reddit in December 2015, Dr. Slowe served as the Chief Scientist at Hipmunk from November 2010 to December 2015. From September 2005 to November 2010, Dr. Slowe held a variety of engineering leadership roles at Reddit. Dr. Slowe received a Ph.D. in Physics and a Bachelor of Arts in Physics and Math from Harvard University.

Benjamin Lee has served as our Executive Vice President of Legal and General Counsel since September 2019. Prior to joining Reddit, Mr. Lee served as General Counsel at Plaid Inc., a fintech company, from January 2018 to September 2019, and as Deputy General Counsel, Product at Airbnb, Inc., an online marketplace for travel and lodging rentals, from October 2016 to January 2018. From 2010 to 2016, Mr. Lee worked at Twitter, Inc., a social media company, where he served as Vice President of Legal and Deputy General Counsel. Mr. Lee has also held various roles at Google Inc., a technology company, NEC Laboratories America, a technological research company, and AT&T Corp., a telecommunications provider, and he has taught as an adjunct professor at Seton Hall University School of Law. He has also worked at the law firm White & Case, LLP, as well as at the Legal Aid Society. Mr. Lee received a Juris Doctor from Columbia Law School and a Bachelor of Science in Physics and Economics from Yale University.

Non-Employee Directors

Patricia Fili-Krushel has served on our board of directors since January 2022. From September 2018 to February 2021, Ms. Fili-Krushel served as the Chief Executive Officer at Coqual, a global, non-profit think tank and advisory group. From January 2011 to November 2015, Ms. Fili-Krushel held various roles at Comcast Corporation, a global media and technology company, including Chair of the NBCUniversal News Group and an Executive Vice President. From April 2001 to December 2010, Ms. Fili-Krushel served as Executive Vice President, Administration at Time Warner Inc., a global media and entertainment company. Prior to her time at Time Warner, Ms. Fili-Krushel held various senior and executive roles for entertainment and media companies, including ABC Television, Disney ABC Television Group, Lifetime, HBO, and ABC Sports. Ms. Fili-Krushel has served on the boards of directors of Dollar General Corporation, a variety goods store, Chipotle Mexican Grill, Inc., a restaurant chain, and I2PO, a special acquisition company, since October 2012, March 2019, and June 2021, respectively. Ms. Fili-Krushel received a Master of Business Administration from Fordham Gabelli School of Business and a Bachelor of Science in Communication and Media Studies from St. John’s University. We believe Ms. Fili-Krushel is qualified to serve as a member of our board of directors because of her established experience in entertainment and media.

Porter Gale has served on our board of directors since May 2019. Ms. Gale has served as an advisor for the venture capital firms Jump Capital and Parade Ventures since September 2021 and December 2021, respectively. From February 2019 to September 2021, Ms. Gale served as the Chief Marketing Officer at Personal Capital, an online financial management company. From April 2015 to January 2019, Ms. Gale helped build and grow Globality, an AI-driven SaaS platform and marketplace, as its Marketing General Manager and interim Chief Marketing Officer. Ms. Gale advised a variety of B2B and B2C firms from 2011 to 2015, including Accompany, Esri, fitmob, Headnote, Hint, Michael Mina, N3twork, PubNub, RocketFuel, RouteHappy, Surf Air, UpLift, Vurb, and WePay. She served as the Vice President of Marketing at Virgin America, a U.S. airline company, from November 2007 to October 2011. Ms. Gale received a Master of Art in Documentary Filmmaking from

Stanford University and a Bachelor of Science in Business Administration from Boston University. We believe Ms. Gale is qualified to serve as a member of our board of directors because of her established experience as an executive, advisor, and company builder.

Paula A. Price has served on our board of directors since November 2020. Ms. Price served as an advisor to Macy’s Inc., an omnichannel retailer, from June 2020 to November 2020, after serving as Executive Vice President and Chief Financial Officer from July 2018 to May 2020. Prior to Macy’s, Ms. Price served as a senior lecturer at Harvard Business School from July 2014 to July 2018. Ms. Price has served on the boards of directors of DaVita Inc., a healthcare company, since September 2020; Bristol Myers Squibb, a multinational pharmaceutical company, since September 2020; Western Digital Corporation, a data storage company, since June 2020, after serving on its board from July 2014 to February 2019; and Accenture plc, a multinational professional IT consulting and services company, since May 2014. Ms. Price previously served on the board of directors of Dollar General Corporation, a discount retailer, from August 2014 to May 2018, and has also served on the boards of Columbia University’s Mailman School of Public Health, Boston’s Museum of Fine Arts, and Big Brothers Big Sisters of Eastern Massachusetts, where she was elected Chair. Ms. Price is a Certified Public Accountant. Ms. Price received a Master of Business Administration in Finance & Strategy from the University of Chicago and a Bachelor of Science in Accounting from DePaul University. We believe Ms. Price is qualified to serve as a member of our board of directors because of her extensive experience in public company finance, board governance, risk management, and executive and cultural leadership, and her deep understanding of business and operations across numerous industries.

Robert A. Sauerberg has served on our board of directors since April 2012. Mr. Sauerberg served as a President and Chief Executive Officer at Condé Nast, a mass media company, from January 2016 to May 2019, as President from January 2011 to December 2015, and as Group President, Consumer Marketing from January 2005 to December 2010. From January 2000 to December 2005, Mr. Sauerberg served as Chief Operating Officer at Fairchild Publications, a media publishing company. Mr. Sauerberg received a Master of Business Administration from Mercer University and a Bachelor of Science in Finance from University of Arkansas at Fayetteville. We believe Mr. Sauerberg is qualified to serve as a member of our board of directors because of his extensive leadership and executive experience.

Michael Seibel has served on our board of directors since June 2020. Mr. Seibel has served as a Group Partner at Y Combinator since October 2014, and has also served as the Managing Director of YC Early Stage since October 2016. From February 2012 to August 2012, Mr. Seibel served as Chief Executive Officer of Socialcam, Inc., a social media company, and from June 2007 to October 2011, he served as Chief Executive Officer of Justin.tv (now known as Twitch.tv), an online video broadcasting company. Mr. Seibel has served on the board of directors of Dropbox, Inc., a file hosting service, since November 2020. Mr. Seibel received a Bachelor of Arts in Political Science from Yale University. We believe Mr. Seibel is qualified to serve as a member of our board of directors because of his extensive leadership, deep knowledge of technology companies and his experience in investing in and advising technology companies.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Structure and Composition

Director Independence

Our board of directors currently consists of six members. Our board of directors has determined that all of our directors, other than Mr. Huffman, qualify as independent directors in accordance with the Listing Rules of Nasdaq. Mr. Huffman is not considered independent by virtue of his position as an executive officer of the company. Under the Listing Rules of Nasdaq, the definition of independence includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by the Listing Rules of Nasdaq, our board of directors has made a subjective determination as to each independent director that no relationships exists that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s relationships as they may relate to us and our management.

Voting Arrangements

Pursuant to our current certificate of incorporation, our current directors were elected as follows:

•	Ms. Price, Mr. Seibel, and Mr. Sauerberg were elected by the holders of our Series A convertible preferred stock;

•	Mr. Huffman was elected by the holders of our Class A and Class B common stock, voting together as a single class; and

•

Ms. Gale was elected by the holders of our Series A, Series B, Series C, and Series D convertible preferred stock, voting on an as-converted to Class B common stock basis and together as a single class with the holders of our Class A and Class B common stock.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, Mr. Huffman and Advance are expected to enter into a voting agreement that will provide, among other things, that Mr. Huffman will be entitled to vote all of the securities beneficially owned by Advance and certain of its affiliates in favor of the directors designated by Advance and candidates nominated or identified by Mr. Huffman, in connection with any election of directors. See “Description of Capital Stock—Voting Agreement” for more information.

Governance Agreement

In connection with this offering, we intend to enter into a governance agreement with Advance and Mr. Huffman (the “Governance Agreement”) granting Advance, among other things, certain board and committee designation rights. Moreover, our amended and restated certificate of incorporation, which will be adopted immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, will provide that the authorized number of directors may be changed exclusively by resolution of our board of directors or as provided in the Governance Agreement, which grants Advance approval rights with respect to any increase in the size of our board of directors that would cause our board of directors to consist of more than ten members. See “Certain Relationships and Related-Party Transactions—Governance Agreement” for more information.

Leadership Structure of the Board

Our amended and restated bylaws and corporate governance guidelines to be adopted immediately following the effectiveness of the registration statement of which this prospectus forms a part will provide our board of directors with flexibility to combine or separate the positions of chairperson of the board of directors and Chief Executive Officer and to implement a lead director in accordance with its determination regarding which structure would be in the best interests of our company.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also approves or disapproves any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has three standing committees: the audit committee; the compensation committee; and the nominating and corporate governance committee. Each committee is governed by a charter that will be available on our website following completion of this offering.

Audit Committee

Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the members of our audit committee will consist of                ,                , and                .                 will be the chairperson of our audit committee. The composition of our audit committee meets the requirements for independence under the Listing Rules of Nasdaq and Rule 10A-3 of the Exchange Act. Each member of our audit committee is financially literate. In addition, our board of directors has determined that                  is an “audit committee financial expert” within the meaning of the SEC rules. This designation does not impose on such directors any duties, obligations, or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	appointing, retaining, compensating, and overseeing the work of our independent registered public accounting firm;

•	assessing the independence and performance of the independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm the scope and results of the firm’s annual audit of our financial statements;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the financial statements that we will file with the SEC;

•	pre-approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	reviewing policies and practices related to risk assessment and management;

•	reviewing our accounting and financial reporting policies and practices and accounting controls, as well as compliance with legal and regulatory requirements;

•	reviewing, overseeing, approving, or disapproving any related-person transactions;

•

reviewing with our management the scope and results of management’s evaluation of our disclosure controls and procedures and management’s assessment of our internal control over financial reporting, including the related certifications to be included in the periodic reports we will file with the SEC; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, or auditing matters, or other ethics or compliance issues.

Compensation Committee

Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the members of our compensation committee will consist of                 ,                 , and                 .                  will be the chairperson of our compensation committee. Each of                 ,                 , and                  is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act and meets the requirements for independence under the Listing Rules of Nasdaq. Our compensation committee is responsible for, among other things:

•	reviewing and approving the compensation of our executive officers, including reviewing and approving corporate goals and objectives with respect to compensation;

•	authority to act as an administrator of our equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans;

•	reviewing and recommending that our board of directors approve the compensation for our non-employee board members; and

•	establishing and reviewing general policies relating to compensation and benefits of our employees.

Nominating and Corporate Governance Committee

Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the members of our nominating and corporate governance committee will consist of                 ,                 , and                 .                  will be the chairperson of our nominating and corporate governance committee.                 ,                 , and                  meet the requirements for independence under the Listing Rules of Nasdaq. Our nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors, including the consideration of nominees submitted by stockholders, and on each of the board’s committees;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing proposed waivers of the code of business conduct and ethics for directors and executive officers;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers, and directors, including our Chief Executive Officer and President, Chief Financial Officer, and other executive and senior financial officers. Upon completion of this offering, the full text of our code of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our code of business conduct and ethics, or any waivers of such code, on our website or in public filings.

Indemnification and Insurance

We maintain directors’ and officers’ liability insurance. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. We have entered into indemnification agreements with all of our directors to provide our directors and certain of their affiliated parties with additional indemnification and related rights. See “Description of Capital Stock—Limitations on Liability and Indemnification Matters.”

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

This section discusses the material components of the executive compensation program for our named executive officers. Our named executive officers for 2021 were:

•	Steven Huffman, Chief Executive Officer and President;

•	Jennifer Wong, Chief Operating Officer; and

•	Andrew Vollero, Chief Financial Officer.

Mr. Vollero commenced employment with us in March 2021.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Summary Compensation Table

The following table presents all of the compensation awarded to or earned by or paid to our named executive officers for 2021:

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Steven Huffman Chief Executive Officer and President	2021	200,000	—	—	—	—	8,622,595	8,822,595
Jennifer Wong Chief Operating Officer	2021	558,305	—	1,244,880	981,803	—	6,521,766	9,306,754
Andrew Vollero Chief Financial Officer(5)	2021	466,667	3,000,000	20,160,000	—	—	8,917	23,635,583

(1)	Amount represents a one-time bonus paid to Mr. Vollero in connection with his commencement of employment with us.
(2)

The amounts reported represent the grant date fair value of restricted stock units (RSUs) and option awards granted to our named executive officers during 2021 as computed in accordance with FASB Accounting Standards Codification Topic 718, rather than amounts paid to or realized by the individual. The assumptions used in calculating the grant date fair value of the awards are described in Note 12—Stock-Based Compensation to our consolidated financial statements included in this prospectus.

(3)

The amount of each named executive officer’s annual performance-based cash bonus earned for 2021 has not yet been determined, and is expected to be determined by our board of directors in the first quarter of 2022.

(4)	The following table sets forth the components of the amounts presented in the All Other Compensation column:

Name	Amount Paid for Stock Repurchased in Excess of Fair Market Value ($)(a)	Matching Contributions under 401(k) Plan ($)	Company-Paid Taxes ($)(b)	Total ($)
Steven Huffman	8,615,369	7,125	100	8,622,595
Jennifer Wong	6,514,260	7,125	381	6,521,766
Andrew Vollero(6)	—	8,750	167	8,917

(a)

In April 2021, we facilitated a tender offer to purchase shares of our common stock from certain of our employees at a price per share that was $21.71 higher than our board’s determination of the then-current fair market value of our common stock. Amounts in the column represent amounts that were paid to the named executive officers in respect of shares of our common stock that were in excess of the fair market value of our common stock on the date of the purchase.

(b)	Represents amounts paid by the Company to cover taxes incurred by our named executive officers in connection with a gift that was given to all Company employees.
(5)	Mr. Vollero commenced employment with us in March 2021. The amount reported in the Salary column reflects Mr. Vollero’s salary for the portion of his service during 2021.

Narrative to the Summary Compensation Table

2021 Annual Base Salaries

Our named executive officers each receive a base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. As of December 31, 2021, our named executive officers’ annual base salaries were as follows: Mr. Huffman: $200,000; Ms. Wong: $562,772; and Mr. Vollero: $600,000.

Our board of directors and compensation committee may adjust base salaries of our named executive officers from time to time in their discretion.

2021 Annual Performance Bonuses

We maintain an annual performance-based cash bonus program in which each of our named executive officers participated in 2021. Each named executive officer’s target bonus is expressed as a percentage of base salary, and bonus payments are determined based on achievement of certain performance goals approved by our board of directors. The 2021 target bonuses for our named executive officers, as a percentage of annual base salary, was as follows: Mr. Huffman: 125%; Ms. Wong: 50%; and Mr. Vollero: 50%.

Our board of directors and compensation committee may adjust the target bonus opportunities of, or award discretionary bonuses to, our named executive officers from time to time in their discretion.

Equity Compensation

We have granted stock options, RSUs, and PRSUs to our employees, including our named executive officers, in order to attract and retain them, as well as to align their interests with the interests of our stockholders.

In May 2021, we granted Ms. Wong an option to purchase 93,800 shares of our common stock. The option vests and becomes exercisable as to 1/36th of the underlying shares on each monthly anniversary of April 19, 2021, subject to continued service with us. Additionally, in May 2021 we granted Ms. Wong an award of 49,400 RSUs. The RSUs have a seven-year term and vest based on the satisfaction of both a service-based vesting condition and a liquidity event vesting condition. The service-based vesting condition is satisfied as to 1/12th of the RSUs on each quarterly anniversary of February 20, 2021, subject to continued service with us. The liquidity event vesting condition will be satisfied upon completion of this offering.

In May 2021, in connection with the commencement of his employment with us, we granted Mr. Vollero an award of 800,000 RSUs. The RSUs have a seven-year term and vest based on the satisfaction of both a service-based vesting condition and a liquidity event vesting condition. The service-based vesting condition is satisfied as to 27% of the RSUs on May 20, 2022, and as to 1/16th of the RSUs on each quarterly anniversary thereafter, subject to continued service with us. The liquidity event vesting condition will be satisfied upon completion of this offering.

In connection with this offering, we will adopt the 2022 Incentive Award Plan (the “2022 Plan”) in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers)

and consultants of our company and certain of our affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. The 2022 Plan will be effective on the date immediately prior to the date the registration statement relating to this offering becomes effective. For more information about the 2022 Plan, see “Equity Incentive Plans” below.

Retirement Benefits

We currently maintain a 401(k) retirement savings plan for our U.S. employees, including our named executive officers, who satisfy certain eligibility requirements. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage of the employee contributions, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan, and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Perquisites and Other Personal Benefits

We determine perquisites on a case-by-case basis and will provide a perquisite to a named executive officer when we believe it is necessary to attract or retain the named executive officer. In April 2021, we facilitated a tender offer pursuant to which shares of our common stock held by certain employees, including our named executive officers, were purchased at a price per share that was $21.71 higher than the then-current fair market value of our common stock, as determined by our board of directors. In 2021, other than facilitating the tender offer pursuant to which shares of our common stock were purchased at a premium, we did not provide any perquisites or personal benefits to our named executive officers not otherwise made available to our other employees.

Outstanding Equity Awards at Year-End

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2021.

	Option Awards						Stock Awards(1)
Name	Vesting Commencement Date	Grant Date	Number of Securities Underlying Unexercised Stock Options Exercisable (#)	Number of Securities Underlying Unexercised Stock Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Steven Huffman	7/9/2015	7/10/2015(3)	2,168,730	—	1.93	7/9/2025
	6/1/2016	6/1/2016(4)					562,447	27,891,747
	8/14/2020	8/14/2020(5)					662,447	32,850,747
	8/14/2020	8/14/2020(6)					883,263	43,801,012
	8/14/2020	8/14/2020(7)					883,263	43,801,012
	8/14/2020	8/14/2020(8)					1,371,241	67,999,841
Jennifer Wong	4/19/2018	6/12/2018(9)	1,111,453	—	5.35	6/11/2028
	12/11/2019	12/11/2019(4)					100,000	4,959,000
	2/20/2021	5/20/2021(10)					49,400	2,449,746
	4/19/2021	5/20/2021(11)	88,984	—	20.76	5/19/2031
Andrew Vollero	5/20/2021	5/20/2021(12)					800,000	39,672,000

(1)	Represents RSUs that vest in whole or in part based on the achievement of performance and/or liquidity-event conditions.

(2)	Amounts are calculated by multiplying the number of RSUs shown in the table by $49.59, the fair market value of our common stock as of December 31, 2021, as determined by our board of directors.
(3)

The option vests as to 20% of the shares on the first anniversary of the vesting commencement date and as to 1/48th of the remaining shares on each monthly anniversary thereafter, subject to continued service with us.

(4)

The RSUs are subject to a performance vesting condition based on achievement of an annual revenue target, which has been satisfied, and a liquidity event vesting condition, which will be satisfied as of the six-month anniversary of the completion of this offering.

(5)

The RSUs are subject to a performance vesting condition based on the achievement of a target number of average unique visitors or “Daily Active Users” over a continuous thirty day period and a liquidity event vesting condition, both of which will be deemed satisfied in the event our market capitalization exceeds $5 billion based on the average closing trading price of our common stock over ten trading days following the completion of this offering, subject to continued service with us through the vesting date.

(6)

The RSUs are subject to a performance vesting conditions based on achievement of a target amount of annual non-advertising revenue and a liquidity event vesting condition, both of which will be deemed satisfied in the event our market capitalization exceeds $10 billion based on the average closing trading price of our common stock over ten trading days following the completion of this offering, subject to continued service with us through the vesting date.

(7)

The RSUs are subject to a performance vesting condition based on the achievement of a target amount of annual revenue and a liquidity event vesting condition, both of which will be deemed satisfied in the event our market capitalization exceeds $10 billion based on the average closing trading price of our common stock over ten trading days following the completion of this offering, subject to continued service with us through the vesting date.

(8)

The RSUs are subject to a performance vesting condition based on the achievement of a target amount of annual revenue and a liquidity event vesting condition, both of which will be deemed satisfied in the event our market capitalization exceeds $20 billion based on the average closing trading price of our common stock over ten trading days following the completion of this offering, subject to continued service with us through the vesting date.

(9)

The option vests as to 25% of the shares on the first anniversary of the vesting commencement date and as to 1/36th of the shares on each monthly anniversary thereafter, subject to continued service with us. The option may be exercised prior to vesting with any shares purchased subject to a right of repurchase by us at the original exercise price that lapses in accordance with the option’s vesting schedule.

(10)

RSUs vest based on the satisfaction of both a service-based vesting condition and a liquidity event vesting condition. The service-based vesting condition of the RSUs is satisfied as to 1/12th of the RSUs on each quarterly anniversary of the vesting commencement date, subject to continued service with us. The liquidity event vesting condition will be satisfied upon completion of this offering.

(11)

The option vests as to 1/36th of the shares on each monthly anniversary of the vesting commencement date, subject to continued service with us. The option may be exercised prior to vesting with any shares purchased subject to a right of repurchase by us at the original exercise price that lapses in accordance with the option’s vesting schedule.

(12)

RSUs vest based on the satisfaction of both a service-based vesting condition and a liquidity event vesting condition. The service-based vesting condition of the RSUs is satisfied as to 27% of the RSUs on the one-year anniversary of the vesting commencement date and as to 1/16th of the RSUs on each quarterly anniversary thereafter, subject to continued service with us. The liquidity event vesting condition will be satisfied upon completion of this offering.

Executive Compensation Arrangements

Offer Letters

We have entered into offer letters with each of our named executive officers. The offer letters generally provide for at-will employment and set forth the executive’s initial base salary, target variable compensation, signing bonus (if applicable), eligibility for employee benefits, the terms of initial equity grants, and severance benefits on a qualifying termination of employment. As described below, in connection with this offering, we have adopted an executive change in control and severance plan that covers Ms. Wong, and intend to enter into new change in control and severance agreements with Mr. Huffman and Mr. Vollero that, in each case, supersede and replace any severance benefits in their respective offer letters.

Huffman Change in Control Severance Agreement

In connection with this offering, we intend to enter into a new change in control and severance agreement with Mr. Huffman, which will supersede and replace all existing change in control and severance benefits for Mr. Huffman. Mr. Huffman’s benefits under the agreement, as it is currently contemplated, are described below. In the event we terminate Mr. Huffman’s employment without “cause” or he resigns for “good reason” (in each case, to be defined in the agreement) other than during the period beginning three months before and ending 12 months after a change in control of the Company, in addition to any accrued obligations, Mr. Huffman will be entitled to the following: (i) an amount equal to 12 months of his then-current base salary, and (ii) payment or reimbursement of COBRA premiums for up to 12 months following the termination date. In the event we terminate Mr. Huffman’s employment without “cause” or he resigns for “good reason” during the period beginning three months before and ending 12 months after a change in control of the Company, in addition to any accrued obligations, Mr. Huffman will be entitled to the following: (i) an amount equal to 18 months of his then-current base salary, (ii) a prorated target annual bonus for the year of termination, (iii) payment or reimbursement of COBRA premiums for up to 18 months following the termination date, and (iv) full vesting acceleration of his outstanding equity awards that vest solely based on continued service to the Company.

Payments under Mr. Huffman’s severance agreement are contingent on him timely providing us with (and not revoking) a general release of claims.

Vollero Change in Control Severance Agreement

In connection with this offering, we intend to enter into a new change in control and severance agreement with Mr. Vollero, which will supersede and replace all existing change in control and severance benefits for Mr. Vollero. Mr. Vollero’s benefits under the agreement, as it is currently contemplated, are described below. In the event we terminate Mr. Vollero’s employment without “cause” or he resigns for “good reason” (in each case, to be defined in the agreement) other than during the period beginning three months before and ending 12 months after a change in control of the Company, in addition to any accrued obligations, Mr. Vollero will be entitled to the following: (i) an amount equal to 12 months of his then-current base salary, (ii) 50% of his annual target bonus for the year of termination, and (iii) a cash payment equal to the cost of 12 months of COBRA premiums. In the event we terminate Mr. Vollero’s employment without “cause” or he resigns for “good reason” during the period beginning three months before and ending 12 months after a change in control of the Company, in addition to any accrued obligations, Mr. Vollero will be entitled to the following: (i) an amount equal to 12 months of his then-current base salary, (ii) 50% of his annual target bonus for the year of termination, or a prorated target annual bonus for the year of termination (whichever is greater), (iii) a cash payment equal to the cost of 12 months of COBRA premiums, and (iv) full vesting acceleration of his outstanding equity awards that vest solely based on continued service to the Company.

Payments under Mr. Vollero’s severance agreement are contingent on him timely providing us with (and not revoking) a general release of claims.

Change in Control Severance Plan

Our board of directors has adopted an executive change in control and severance plan (the “Severance Plan”) that covers certain of our executives (including Ms. Wong), and which will supersede and replace all existing change in control and severance benefits for the covered executives. Ms. Wong’s benefits under the Severance Plan are described below. In the event we terminate Ms. Wong’s employment without “cause” or she resigns for “good reason” (in each case, as defined in the Severance Plan) other than during the period beginning three months before and ending 12 months after a change in control of the Company, in addition to any accrued obligations, Ms. Wong will be entitled to the following: (i) an amount equal to six months of her then-current base salary, and (ii) payment or reimbursement of COBRA premiums for up to 12 months following the termination date. In the event we terminate Ms. Wong’s employment without “cause” or she resigns for “good reason” during the period beginning three months before and ending 12 months after a change in control of the Company, in addition to any accrued obligations, Ms. Wong will be entitled to the following: (i) an amount equal to 12 months of her then-current base salary, (ii) a prorated target annual bonus for the year of termination, (iii) payment or reimbursement of COBRA premiums for up to 12 months following the termination date, and (iv) full vesting acceleration of her outstanding equity awards that vest solely based on continued service to the Company.

Payments under the Severance Plan are contingent on the applicable executive timely providing us with (and not revoking) a general release of claims.

Equity Incentive Plans

2022 Incentive Award Plan

We intend to adopt the 2022 Plan, which will be effective on the date immediately prior to the date our registration statement relating to this offering becomes effective. The principal purpose of the 2022 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2022 Plan, as it is currently contemplated, are summarized below.

Share Reserve.    Under the 2022 Plan,                  shares of our Class A common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, RSU awards, performance bonus awards, performance stock unit awards, dividend equivalents, or other stock or cash based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2022 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2012 Plan and 2017 Plan (“Prior Plan Awards”) that become available for issuance under the counting provisions described below following the effective date and (ii) an annual increase on the first day of each fiscal year beginning in 2023 and ending in 2032, equal to the lesser of (A)         % of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than                  shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2022 Plan:

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to the extent that an award (including a Prior Plan Award) expires, lapses or is terminated, converted into an award in respect of shares of another entity in connection with a spin-off or other similar event, exchanged for cash, surrendered, repurchased, canceled, in any case, in a manner that results in the Company acquiring the underlying shares at a price not greater than the price paid by the participant or not issuing the underlying shares, such unused shares subject to the award at such time will be available for future grants under the 2022 Plan;

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to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2022 Plan or Prior Plan Award, such tendered or withheld shares will be available for future grants under the 2022 Plan;

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to the extent shares subject to stock appreciation rights are not issued in connection with the stock settlement of stock appreciation rights on exercise thereof, such shares will be available for future grants under the 2022 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards or Prior Plan Awards will not be counted against the shares available for issuance under the 2022 Plan; and

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shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2022 Plan.

In addition, the sum of the grant date fair value of all equity-based awards and the maximum that may become payable pursuant to a cash-based award to any individual for services as a non-employee director during any calendar year may not exceed $                .

Administration. The compensation committee of our board of directors is expected to administer the 2022 Plan unless our board of directors assumes authority for administration. The board of directors may delegate its powers to a committee, which, to the extent required to comply with Rule 16b-3, is intended to be comprised of “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. The 2022 Plan provides that the board or compensation committee may delegate its authority to grant awards other than to individuals subject to Section 16 of the Exchange Act or officers or directors to whom authority to grant awards has been delegated.

Subject to the terms and conditions of the 2022 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2022 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2022 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2022 Plan. The full board of directors will administer the 2022 Plan with respect to awards to non-employee directors.

Eligibility. Awards under the 2022 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. However, only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards. The 2022 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, performance bonus awards, performance stock units, other stock or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

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Nonstatutory Stock Options (“NSOs”) will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

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Incentive Stock Options (“ISOs”) will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2022 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

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Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

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Restricted Stock Units (“RSUs”) may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, RSUs may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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Stock Appreciation Rights (“SARs”) may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2022 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2022 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

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Performance Bonus Awards and Performance Stock Units are denominated in cash or shares/unit equivalents, respectively, and may be linked to one or more performance or other criteria as determined by the administrator.

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Other Stock or Cash Based Awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

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Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are converted to cash or shares by such formula and such time as determined by the administrator. In addition, dividend equivalents with respect to an awards subject to vesting will either (i) to the extent permitted by applicable law, not be paid or credited or (ii) be accumulated and subject to vesting to the same extent as the related award.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in Control. In the event of a change in control, unless the administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the completion of such transaction, awards issued under the 2022 Plan (other than any portion subject to performance-based vesting) will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2022 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Adjustments of Awards. The administrator has broad discretion to take action under the 2022 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the administrator will make equitable adjustments to the 2022 Plan and outstanding awards.

Amendment and Termination. The administrator may terminate, amend or modify the 2022 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule), and generally no amendment may materially and adversely affect any outstanding award without the affected participant’s consent. Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

No incentive stock options may be granted pursuant to the 2022 Plan after the tenth anniversary of the effective date of the 2022 Plan, and no additional annual share increases to the 2022 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2022 Plan will remain in force according to the terms of the 2022 Plan and the applicable award agreement.

2017 Equity Incentive Plan

Our board of directors originally adopted our 2017 Plan on July 10, 2017, and subsequently amended the 2017 Plan to increase the number of shares reserved for issuance. The 2017 Plan is the successor to our 2012 Plan, which is described below. Our 2017 Plan allows for the grant of incentive stock options to employees, including the employees of any subsidiary, and for the grant of nonstatutory stock options, restricted stock awards, RSUs and other equity-based or cash-based awards to employees, directors, and consultants, including employees and consultants of any parent, subsidiary or affiliate. As of December 31, 2021, options to purchase 17,694,171 shares of Class A common stock at a weighted average exercise price per share of $8.08 and 11,010,349 RSUs covering Class A common stock remained outstanding under the 2017 Plan. In connection with the effectiveness of the 2022 Plan, no further awards will be granted under the 2017 Plan. However, all outstanding awards will continue to be governed by their existing terms.

Plan Administration. Our board of directors has administered our 2017 Plan since its adoption. Our board of directors has full authority and discretion to take any actions it deems necessary or advisable for the administration of our 2017 Plan, and has the authority to select the service providers to whom awards will be granted, the number of shares subject to those awards, the terms and conditions of those awards and to construe and interpret the 2017 Plan.

Stock Options. Incentive stock options and nonstatutory stock options are granted under stock option agreements adopted by the board of directors. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2017 Plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2017 Plan vest based on vesting criteria specified in the stock option agreement as determined by the plan administrator.

Restricted Stock Unit Awards. RSUs are granted under RSU award agreements adopted by the plan administrator. An RSU may be settled by cash, delivery of stock or a combination of cash and stock as deemed appropriate by the plan administrator. Additionally, dividend equivalents may be credited in respect of shares covered by an RSU which may be paid in cash or shares. RSUs granted under the 2017 Plan vest based on vesting criteria specified in the RSU award agreement as determined by the plan administrator.

Performance Awards. Performance-based awards may contain vesting criteria set by our board of directors that are subject to the satisfaction of one or more performance goals as determined by our board of directors.

Other Awards. The plan administrator may grant other cash-based, equity-based or equity related awards. The plan administrator will set the number of shares or the amount of cash under the award and all other terms and conditions of such awards. Such other awards granted under the 2017 Plan vest based on vesting criteria specified in the award agreement as determined by the plan administrator.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to the number and class of shares of our common stock that may be delivered under our 2017 Plan and/or the number, class, and price of shares covered by each outstanding stock award.

Corporate Transactions. Our 2017 Plan provides that in the event of certain specified significant corporate transactions, generally including (i) a sale of all or substantially all of our assets, (ii) a merger, consolidation or other similar transaction of the company with or into another entity or (iii) a person or group becoming the beneficial owner of more than 50% of our then-outstanding voting power (subject to certain exclusions), each outstanding award will be treated as the plan administrator determines. Such determination may, without limitation, provide for one or more of the following: (A) the assumption, continuation or substitution of such outstanding awards by the company, the surviving corporation or its parent, (B) the cancellation of such awards in exchange for a payment to the recipients equal to the excess of the fair market value of the shares subject to such awards over the exercise price of such awards (if any) or (C) the cancellation of any outstanding awards for no consideration. The plan administrator is not obligated to treat all awards (or portions thereof), even those that are of the same type, or all recipients, in the same manner and is not obligated to obtain the consent of any recipient to effectuate the treatment described above.

Transferability. Under our 2017 Plan, awards are generally not transferable (other than by will or the laws of descent and distribution), except as otherwise provided under our 2017 Plan or the applicable award agreements.

Plan Amendment or Termination. Our board of directors has the authority to amend or terminate our 2017 Plan, although certain material amendments would require the approval of our stockholders, and amendments that would materially and adversely affect the rights of any recipient would require the consent of such recipient with respect to his or her awards. In connection with the effectiveness of our 2022 Plan, no further awards will be granted under the 2017 Plan.

Amended and Restated 2012 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2012 Plan, on April 10, 2012, and it was subsequently amended. Our 2012 Plan allows for the grant of incentive stock options to employees, including the employees of any parent or subsidiary, and for the grant of nonstatutory stock options, restricted stock awards and RSUs to employees, directors, and consultants, including employees and consultants of any parent, subsidiary or affiliate. As of December 31, 2021, options to purchase 8,426,234 shares of Class B common stock at a weighted average exercise price per share of $1.85 and 562,447 RSUs covering shares of Class B common stock remained outstanding under the 2012 Plan. In connection with the adoption of our 2017 Plan, we ceased granting awards under the 2012 Plan. However, all outstanding awards continue to be governed by their existing terms.

Plan Administration. Our board of directors or a duly authorized committee of our board of directors administers our 2012 Plan and the awards granted under it. Our board of directors may also delegate to one or more of our officers the authority to make awards under the 2012 Plan to employees and consultants, within parameters specified by our board of directors. Under our 2012 Plan, the board of directors has the authority to select the service providers to whom awards will be granted, the number of shares subject to those awards, and the terms and conditions of those awards, and to construe and interpret the 2012 Plan.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to the number and class of shares of our common stock that may be delivered under our 2012 Plan and/or the number, class, and price of shares covered by each outstanding stock award.

Corporate Transactions. Our 2012 Plan provides that in the event of certain specified significant corporate transactions, generally including (i) a sale of all or substantially all of our assets, (ii) a merger, consolidation or other similar transaction of the Company with or into another entity or (iii) a person or group becoming the beneficial owner of more than 50% of our then-outstanding capital stock, each outstanding award will be treated as the plan administrator determines. Such determination may, without limitation, provide for one or more of the following: (A) the assumption, continuation or substitution of such outstanding awards by the Company, the surviving corporation or its parent, (B) the cancellation of such awards in exchange for a payment to the recipients equal to the excess of the fair market value of the shares subject to such awards over the exercise price of such awards (if any) or (C) the cancellation of any outstanding awards for no consideration. The plan administrator is not obligated to treat all awards (or portions thereof), even those that are of the same type, or all recipients, in the same manner and is not obligated to obtain the consent of any recipient to effectuate the treatment described above.

Transferability. Under our 2012 Plan, the board of directors may provide for limitations on the transferability of awards, in its sole discretion. Awards are generally not transferable (other than by will or the laws of descent and distribution), except as otherwise provided under our 2012 Plan or the applicable award agreements.

Plan Amendment or Termination. Our board of directors has the authority to amend or terminate our 2012 Plan, although certain material amendments would require the approval of our stockholders, and amendments that would materially and adversely affect the rights of any recipient would require the consent of such recipient with respect to his or her awards. In connection with the adoption of our 2017 Plan, we ceased granting awards under the 2012 Plan.

2022 Employee Stock Purchase Plan

We intend to adopt the ESPP, which will be effective on the date immediately prior to the date the registration statement relating to this offering becomes effective. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at periodic intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve. The maximum number of our shares of our Class A common stock which will be authorized for sale under the ESPP is equal to the sum of (i)                  shares of Class A common stock and (ii) an annual increase on the first day of each fiscal year beginning in 2023 and ending in 2032, equal to the lesser of (A)     % of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such number of shares of common stock as determined by our board of directors; provided, however, no more than                  shares of our Class A common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their base compensation. Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date.

However, a participant may not purchase more than 100,000 shares in each offering period and may not accrue the right to purchase shares of common stock at a rate that exceeds $25,000 in fair market value of shares of our common stock (determined at the time the option is granted) for each calendar year the option is outstanding (as determined in accordance with Section 423 of the Code). The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each purchase period within an offering period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

Director Compensation

We have not historically maintained a formal non-employee director compensation program, and none of our non-employee directors received any compensation in 2021 for their service on our board of directors. However, we reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and its committees. Mr. Huffman receives no additional compensation for his service as director, and his compensation as our Chief Executive Officer and President is set forth in the Summary Compensation Table above.

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) held as of December 31, 2021 by each non-employee director.

Name	Options Awards Outstanding at Year End
Sam Altman	—
Porter Gale	41,979
Paula A. Price	120,000
Robert A. Sauerberg	—
Michael Seibel	120,000

We intend to approve and implement a compensation program for our non-employee directors to be effective in connection with the completion of this offering.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2019 and any currently proposed transactions, to which we were or are to be a participant, in which (i) the amount involved exceeded or will exceed $120,000; and (ii) any of our directors, executive officers, or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons or entities, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under “Executive and Director Compensation.”

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that we would pay or receive, as applicable, in arm’s-length transactions.

Convertible Preferred Stock Financings

Series D and Series D-1 Convertible Preferred Stock Financing

In January 2019, we entered into a Series D preferred stock purchase agreement with various investors, pursuant to which we issued and sold an aggregate of 11,276,020 shares of our Series D convertible preferred stock and an aggregate of 2,557,597 shares of our Series D-1 convertible preferred stock at a purchase price of $21.6863 per share for gross proceeds of $300.0 million in multiple closings. The first closing occurred in January 2019, at which time we issued 9,892,659 shares of our Series D convertible preferred stock and 2,557,597 shares of our Series D-1 convertible preferred stock for gross proceeds of $270.0 million. The second closing occurred in February 2019, at which time we issued 1,383,361 shares of our Series D convertible preferred stock for gross proceeds of $30.0 million.

The table below sets forth the number of shares of our Series D and Series D-1 convertible preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities, or immediate family members of the foregoing.

Name(1)	Shares of Series D Preferred Stock (#)	Shares of Series D-1 Preferred Stock (#)	Aggregate Purchase Price ($)
Tencent Cloud Europe B.V.(2)	8,970,418	2,557,597	249,999,992

(1)	For more information regarding these stockholders and their equity holdings, see “Principal Stockholders.”
(2)	Tencent Cloud Europe B.V. beneficially owns more than 5% of our outstanding capital stock.

Series E Convertible Preferred Stock Financing

In February 2021, we entered into a Series E preferred stock purchase agreement with various investors, pursuant to which we issued and sold an aggregate of 12,195,638 shares of our Series E convertible preferred stock at a purchase price of $42.4742 per share for gross proceeds of $518.0 million in multiple closings. The first closing occurred in February 2021, at which time we issued 6,709,954 shares of our Series E convertible preferred stock for gross proceeds of $285.0 million. The second closing occurred in February 2021, at which time we issued 1,952,946 shares of our Series E convertible preferred stock for gross proceeds of $82.9 million. The third closing occurred in March 2021, at which time we issued 1,177,184 shares of our Series E convertible preferred stock for gross proceeds of $50.0 million. The fourth closing occurred in March 2021, at which time we issued 1,059,466 shares of our Series E convertible preferred stock for gross proceeds of $45.0 million. The fifth closing occurred in May 2021, at which time we issued 117,718 shares of our Series E convertible preferred stock for gross proceeds of $5.0 million. The sixth closing occurred in May 2021, at which time we issued 589,778 shares of our Series E convertible preferred stock for gross proceeds of $25.1 million. The seventh closing occurred in June 2021, at which time we issued 588,592 shares of our Series E convertible preferred stock for gross proceeds of $25.0 million.

The table below sets forth the number of shares of our Series E convertible preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities, or immediate family members of the foregoing.

Name(1)	Shares of Series E Preferred Stock (#)	Aggregate Purchase Price ($)
Advance Magazine Publishers Inc.(2)	588,592	24,999,974
Tencent Cloud Europe B.V.(3)	2,354,370	99,999,982
Robert A. Sauerberg, Jr. 2002 Revocable Trust(4)	47,087	1,999,983
Entities affiliated with Apollo Projects(5)	1,897,184	49,999,949
Entities affiliated with Vy Capital(6)	2,354,370	99,999,982

(1)	For more information regarding these stockholders and their equity holdings, see “Principal Stockholders.”
(2)	Advance Magazine Publishers Inc. beneficially owns more than 5% of our outstanding capital stock.
(3)	Tencent Cloud Europe B.V. beneficially owns more than 5% of our outstanding capital stock.
(4)	Robert Sauerberg is currently, and was at the time of the Series E convertible preferred stock financing, a member of our board of directors.
(5)

Apollo Projects, L.P., Apollo Projects SPV-A, L.P., and Apollo Projects SPV-B, L.P. collectively beneficially own more than 5% of our outstanding capital stock. Sam Altman is the managing director of Apollo Projects. He was, at the time of the Series E convertible preferred stock financing, a member of our board of directors.

(6)	VY Fund I, L.P. and VYC19 Limited collectively beneficially own more than 5% of our outstanding capital stock.

Series F and Series F-1 Convertible Preferred Stock Financing

In August 2021, we entered into a Series F preferred stock purchase agreement with various investors, pursuant to which we issued and sold an aggregate of 6,634,905 shares of our Series F convertible preferred stock at a purchase price of $61.7944 per share for gross proceeds of $410.0 million. In September 2021, we entered into an amended and restated Series F preferred stock purchase agreement with various investors, pursuant to which we issued and sold an aggregate of 5,104,017 shares of our Series F-1 convertible preferred stock at a purchase price of $61.7944 per share for gross proceeds of $315.4 million in multiple closings. The first closing occurred in September 2021, at which time we issued 2,029,306 shares of our Series F-1 convertible preferred stock for gross proceeds of $125.4 million. The second closing occurred in September 2021, at which time we issued 323,653 shares of our Series F-1 convertible preferred stock for gross proceeds of $20.0 million. The third closing occurred in September 2021, at which time we issued 2,103,750 shares of our Series F-1 convertible preferred stock for gross proceeds of $130.0 million. The fourth closing occurred in September 2021, at which time we issued 647,308 shares of our Series F-1 convertible preferred stock for gross proceeds of $40.0 million.

The table below sets forth the number of shares of our Series F convertible preferred stock and our Series F-1 convertible preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities, or immediate family members of the foregoing.

Name(1)	Shares of Series F Preferred Stock (#)	Shares of Series F-1 Preferred Stock (#)	Aggregate Purchase Price ($)
Advance Magazine Publishers Inc.(2)	—	16,182	999,957
Tencent Cloud Europe B.V.(3)	—	1,076,997	66,552,383
Entities affiliated with Fidelity(4)	6,634,905	—	409,999,974
Entities affiliated with Apollo Projects(5)	—	161,828	10,000,064
Entities affiliated with Vy Capital(6)	—	404,569	25,000,099

(1)	For more information regarding these stockholders and their equity holdings, see “Principal Stockholders.”
(2)	Advance Magazine Publishers Inc. beneficially owns more than 5% of our outstanding capital stock.
(3)	Tencent Cloud Europe B.V. beneficially owns more than 5% of our outstanding capital stock.

(4)

FIAM Target Date Blue Chip Growth Commingled Pool, FIAM Target Date Large Cap Stock Commingled Pool, Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund, Fidelity Advisor Series I: Fidelity Advisor Large Cap Fund, Fidelity Advisor Series VII: Fidelity Advisor Technology Fund, Fidelity Blue Chip Growth Commingled Pool, Fidelity Blue Chip Growth Institutional Trust, Fidelity Canadian Growth Company Fund, Fidelity Capital Trust: Fidelity Flex Small Cap Fund - Small Cap Growth Subportfolio, Fidelity Central Investment Portfolios LLC: Fidelity U.S. Equity Central Fund - Communication Services Sub, Fidelity Concord Street Trust: Fidelity Founders Fund, Fidelity Concord Street Trust: Fidelity Large Cap Stock Fund, Fidelity Concord Street Trust: Fidelity Large Cap Stock K6 Fund, Fidelity Contrafund: Fidelity Advisor New Insights Fund - Sub A, Fidelity Contrafund: Fidelity Contrafund, Fidelity Contrafund: Fidelity Contrafund K6, Fidelity Contrafund: Fidelity Flex Opportunistic Insights Fund, Fidelity Contrafund: Fidelity Series Opportunistic Insights Fund, Fidelity Contrafund Commingled Pool, Fidelity Destiny Portfolios: Fidelity Advisor Capital Development Fund, Fidelity Destiny Portfolios: Fidelity Advisor Diversified Stock Fund, Fidelity Founders Investment Trust, Fidelity Global Growth and Value Investment Trust - Sub A, Fidelity Global Innovators Investment Trust, Fidelity Growth Company Commingled Pool, Fidelity Hastings Street Trust: Fidelity Series Large Cap Stock Fund, Fidelity Insights Investment Trust, Fidelity Large Cap Stock Institutional Trust, Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund, Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, Fidelity NorthStar Fund - Sub D, Fidelity OTC Commingled Pool, Fidelity Puritan Trust: Fidelity Puritan Fund - Equity Sub B, Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund, Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund, Fidelity Securities Fund: Fidelity OTC K6 Portfolio, Fidelity Securities Fund: Fidelity OTC Portfolio, Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, Fidelity Securities Fund: Fidelity Small Cap Growth Fund, Fidelity Securities Fund: Fidelity Small Cap Growth K6 Fund, Fidelity Select Portfolios:Select Communication Services Portfolio, Fidelity Select Portfolios: Select Technology Portfolio, Fidelity Special Situations Fund, and Fidelity U.S. Growth Opportunities Investment Trust collectively beneficially own more than 5% of our outstanding capital stock.

(5)

Apollo Projects, L.P., Apollo Projects SPV-A, L.P., and Apollo Projects SPV-B, L.P. collectively beneficially own more than 5% of our outstanding capital stock. Sam Altman is the managing director of Apollo Projects. He was, at the time of the Series F-1 convertible preferred stock financing, a member of our board of directors.

(6)	VY Fund I, L.P. and VYC19 Limited collectively beneficially own more than 5% of our outstanding capital stock.

Subleases

On October 18, 2017, we entered into a sublease agreement with Advance Magazine Publishers Inc. (“Advance”), which beneficially owns more than 5% of our outstanding capital stock, to lease approximately 15,200 square feet of office space in New York City, which agreement now continues on a month-to-month basis. Pursuant to this sublease, we recognized rent expense of $0.7 million for each of the years ended December 31, 2019, 2020, and 2021. Since January 1, 2022, we recognized rent expense of $0.1 million pursuant to this sublease.

On June 1, 2019, we entered into a sublease agreement with Advance, as amended on August 1, 2021, to lease approximately 5,500 square feet of office space in Chicago, which agreement expires in 2023, subject to the terms thereof. Pursuant to this sublease, we recognized rent expense of $0.2 million, $0.3 million, and $0.3 million for the years ended December 31, 2019, 2020, and 2021, respectively. Since January 1, 2022, we recognized rent expense of $0.0 million pursuant to this sublease.

On July 21, 2021, we entered into a sublease agreement with Advance to lease approximately 47,800 square feet of office space in New York City, which agreement expires in 2028, subject to the terms thereof. We will be subject to total non-cancelable minimum lease payments of approximately $17.2 million over the term of the sublease beginning in 2022 if certain contingencies are met. Since January 1, 2022, we have made rent payments of $0.4 million pursuant to this sublease.

Our sublease agreements with Advance are negotiated in the ordinary course of business.

Tender Offers

In April 2021, we conducted a tender offer for shares of our outstanding Class A and Class B common stock from certain of our employees, advisors, and directors and purchased an aggregate of 2,697,712 shares of our outstanding common stock at a purchase price of $42.4742 per share, for an aggregate purchase price of $114.6 million (the “2021 Tender Offer”).

The table below summarizes purchases of common stock from our executive officers and directors in the 2021 Tender Offer.

Name	Position	Shares of Common Stock	Aggregate Purchase Price ($)
Steven Huffman	Chief Executive Officer, President, and Director	396,762	16,852,148.54
Jennifer Wong	Chief Operating Officer	300,000	12,742,260.00
Christopher Slowe, Ph.D.	Chief Technology Officer	217,184	9,224,716.65
Porter Gale	Director	8,669	368,208.84

In May 2019, we conducted a tender offer for shares of our outstanding Class A and Class B common stock from our certain of our employees, advisors, and directors and purchased an aggregate of 1,192,141 shares of our outstanding common stock at a purchase price of $18.43 per share, for an aggregate purchase price of $22.0 million (the “2019 Tender Offer”).

The table below summarizes purchases of common stock from our executive officers and directors in the 2019 Tender Offer.

Name	Position	Shares of Common Stock	Aggregate Purchase Price ($)
Steven Huffman	Chief Executive Officer, President, and Director	323,768	5,967,044.24
Christopher Slowe, Ph.D.	Chief Technology Officer	63,414	1,168,720.02
Alexis Ohanian(1)	Director	276,241	5,091,121.63

(1)	Alexis Ohanian was, at the time of the 2019 Tender Offer, a member of our board of directors.

The 2021 Tender Offer and 2019 Tender Offer were conducted to reward and incentivize employees, advisors, and directors and to provide liquidity.

Stock Repurchase

In March 2021, we repurchased an aggregate of 1,177,185 shares of our outstanding Class B common stock from Yishan Wong, who beneficially owns more than 5% of our outstanding capital stock, at a purchase price of $42.4742 per share, for an aggregate purchase price of $50.0 million.

Voluntary Conversion Agreement with Entities Affiliated with Fidelity

In August 2021, entities affiliated with Fidelity, which collectively beneficially own more than 5% of our outstanding capital stock, entered into a Voluntary Conversion Agreement with us, whereby such entities agreed to convert shares of Class B common stock (after giving effect to the Preferred Stock Conversion) into shares of Class A common stock at certain intervals. In particular, at the expiration of the lock-up period described elsewhere in this prospectus (the “Initial Conversion Date”), entities affiliated with Fidelity have agreed to convert from Class B common stock to Class A common stock an amount of shares equal to 10% of the total shares of Class A common stock outstanding as of such date (minus any shares of Class A common stock held by such entities on such date). Following the Initial Conversion Date, at the end of each quarter following the Initial

Conversion Date, entities affiliated with Fidelity have agreed to convert an additional number of shares of Class B common stock into shares of Class B common stock an amount of shares that equal 10% of the total shares of Class A common stock outstanding as of such quarterly measurement date (in each case, minus the aggregate number of shares of Class A common stock held by such entities), until such time that an aggregate of 6,634,905 shares of Class B common stock have been converted into shares of Class A common stock.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement with the purchasers of our outstanding convertible preferred stock and certain holders of our common stock, including certain of our directors and executive officers, holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated. The holders of approximately 107,123,949 shares of our common stock, including shares of our common stock issuable upon the conversion of our outstanding convertible preferred stock, are entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Right of First Refusal Agreement

We are party to an amended and restated right of first refusal agreement with the purchasers of our outstanding convertible preferred stock and certain holders of our common stock, including certain of our directors and executive officers, holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated. This agreement provides for rights of first refusal relating to the shares of our common stock held by certain parties to the agreement. The amended and restated right of first refusal agreement will terminate in connection with this offering.

Governance Agreement

In connection with this offering, we intend to enter into a governance agreement with Advance, our principal stockholder, and Steven Huffman, our Chief Executive Officer, President, and a member of our board of directors (the “Governance Agreement”), to provide Advance with certain control and approval rights.

Board of Directors

In the event that our board of directors determines to increase the size of the board of directors, any such increase that would cause our board of directors to consist of more than ten members will be subject to Advance’s prior written approval. Further, subject to certain limitations, no director can be selected as chairperson of our board of directors without the prior written approval of each of Advance and, for so long as he remains our Chief Executive Officer, Mr. Huffman.

Designation Rights

The Governance Agreement will require us to nominate two directors designated by Advance (the “Advance Designees”) at each applicable annual or special meeting of stockholders. Subject to certain limitations, Advance will have the exclusive right to replace its Advance Designees and fill any vacancies created by reason of death, removal, or resignation of its Advance Designees. Upon the termination of the Governance Agreement, each Advance Designee is obligated to immediately offer to tender their resignation from the board of directors. Upon Advance’s request, one Advance Designee shall be a member of each committee of our board of directors, other than the audit committee or any committee where the sole purpose of such committee is to address actual or potential conflicts of interest between us and Advance. Advance will also have the right to designate one nonvoting board observer, subject to such observer entering into an observer agreement setting forth confidentiality and other obligations.

Securities Issuances

Unless Advance provides its consent, we shall only be permitted to issue shares of Class A common stock, Class C common stock, or securities convertible solely into, exchangeable solely for, or containing a right to purchase solely, shares of Class A common stock or any other class or series of common stock with one or fewer votes per share, subject to limited exceptions.

Moreover, we will be required to obtain Advance’s prior written approval or consent to establish any new class of securities or to issue securities which, in the aggregate, represent more than 10% of the voting power of the securities beneficially owned by Advance and certain of its affiliates as of the completion of this offering. Notwithstanding the foregoing, we will not be required to obtain Advance’s separate approval to issue securities (i) upon the conversion of convertible securities previously approved by Advance pursuant to the foregoing sentence, (ii) to our employees pursuant to a customary employee equity plan, employee stock purchase plan, or similar stock purchase program, or (iii) to compensate Mr. Huffman, provided that any such issuance to our employees or to Mr. Huffman shall be approved by, or based on delegated authority granted by, our compensation committee.

Additional Approval Rights

We will also be required to obtain Advance’s prior written approval or consent in order to:

•	amend our amended and restated certificate of incorporation or amended and restated bylaws if such amendment would adversely affect Advance’s rights thereunder;

•	effect or consummate a change of control transaction or any other merger, consolidation, business combination, sale, or acquisition that changes the rights or preferences of our security holders;

•	effect the liquidation, dissolution, or winding up of our business operations;

•	terminate, reduce, or enlarge the responsibilities of, or elect, appoint, or remove, our Chief Executive Officer; or

•

submit to our stockholders any proposal to effect the conversion of all then-outstanding shares of our Class C common stock into an equivalent number of fully paid and non-assessable shares of Class A common stock, as set forth in our amended and restated certificate of incorporation or otherwise.

Standstill

During the term of the Governance Agreement, Advance and certain of its affiliates are prohibited from acquiring, directly or indirectly, beneficial ownership of our securities in excess of the percentage of our securities beneficially owned by Advance and such affiliates as of the completion of this offering, plus five percentage points. However, any acquisition of our securities (i) by way of stock splits, stock dividends, reclassifications, recapitalizations, or other distributions to all of our security holders on a pro rata basis, (ii) that is approved in advance by a majority of the independent directors of our board of directors, or (iii) by Mr. Huffman (in case Advance and Mr. Huffman are deemed a Group under Section 13D of the Exchange Act) shall not be counted towards determining if Advance or its affiliates have exceeded the percentage ownership cap.

Termination

The Governance Agreement will terminate upon the first to occur of (i) such date that Advance and certain of its affiliates cease to, in the aggregate, beneficially own at least 5% of the aggregate of the then-outstanding shares of our Class A and Class B common stock, (ii) the date (x) when Advance and certain of its affiliates cease to, in the aggregate, beneficially own at least 50% of the number of outstanding securities held by Advance as of the completion of this offering and (y) the then-outstanding shares of Class B common stock, in the aggregate, represents less than 7.5% of the aggregate of the then-outstanding shares of our Class A and Class B common stock, or (iii) the date that either we or Advance experience a change of control.

Other Transactions

We have entered into offer letter agreements with our executive officers that, among other things, provide for certain compensatory and change in control benefits, as well as severance benefits. For a description of these agreements with our named executive officers, see “Executive and Director Compensation—Executive Compensation Arrangements.”

We have also granted stock options and RSUs to our executive officers and certain of our directors. For a description of these equity awards, see “Executive and Director Compensation—Equity Compensation.”

Director and Officer Indemnification

We have entered into indemnification agreements with certain of our current executive officers and directors, and intend to enter into new indemnification agreements with each of our current executive officers and directors before the completion of this offering.

Our amended and restated certificate of incorporation also provides that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims, and liabilities arising out of the fact that the person is or was our officer or director, or served any other enterprise at our request as an officer or director. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Related Person Transaction Policy

We have a written related-person transaction policy, to be effective upon the completion of this offering, that applies to our executive officers, directors, director nominees, holders of more than 5% of any class of our voting securities and any member of the immediate family of, and any entity affiliated with, any of the foregoing persons. Such persons will not be permitted to enter into a related person transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, director nominee, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration, and approval. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, the commercial reasonableness of the terms of the transaction and the materiality and character of the related person’s direct or indirect interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table contains information about the beneficial ownership of our common stock as of December 31, 2021, (i) immediately prior to the completion of this offering and (ii) as adjusted to the sale of shares of our Class A common stock offered by this prospectus, assuming no exercise of the underwriters’ over-allotment option, by:

•	each of our directors;

•	each of our named executive officers;

•	all directors and executive officers as a group; and

•	each person, or group of persons, known to us who beneficially owns more than 5% of our capital stock.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of December 31, 2021 or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of December 31, 2021. Shares issuable pursuant to stock options or RSUs are deemed outstanding for computing the percentage of the person holding such options or RSUs but are not outstanding for computing the percentage of any other person.

We have based percentage ownership of our common stock before this offering on 10,270,872 shares of our Class A common stock, 119,130,106 shares of our Class B common stock, and no shares of our Class C common stock outstanding as of December 31, 2021, which includes 5,104,017 shares of Class A common stock and 67,917,432 shares of Class B common stock resulting from the Preferred Stock Conversion, as if this conversion had occurred as of December 31, 2021, and does not give effect to any voting proxies that will expire in connection with this offering. The percentage ownership of our common stock after this offering also assumes the foregoing and the issuance and sale of our Class A common stock in this offering, and assumes no exercise of the underwriters’ over-allotment option. For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related-Party Transactions.” Unless otherwise indicated, the address for each listed stockholder is: c/o Reddit, Inc., 1455 Market Street, Suite 1600, San Francisco, California 94103. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe, based on information furnished to us, that each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name.

	Shares Beneficially Owned Before this Offering				% of Total Outstanding	% Total Voting Power Before this Offering	Shares Beneficially Owned After this Offering				% of Total Outstanding	% Total Voting Power After this Offering
	Class A		Class B				Class A		Class B
Name of Beneficial Owner	Shares	%	Shares	%			Shares	%	Shares	%
Named Executive Officers and Directors:
Steven Huffman(1)	3,800,214	27.0%	4,241,961	3.5%	5.9%	3.7%
Shares subject to voting proxy(2)	16,182	*	42,191,092	35.4%	32.6%	35.1%
Total	3,816,396	27.1%	46,433,053	38.1%	37.0%	38.0%
Jennifer Wong(3)	1,630,410	13.8%	—	*	1.2%	*
Andrew Vollero	—	*	—	*	*	*
Porter Gale(4)	111,331	1.1%	—	*	*	*
Patricia Fili-Krushel	—	*	—	*	*	*
Paula A. Price(5)	120,000	1.2%	—	*	*	*
Robert Sauerberg(6)	—	*	47,087	*	*	*
Michael Seibel(7)	120,000	1.2%	31,697	*	*	*
All executive officers and directors as of December 31, 2021 as a group (10 persons)(8)	6,460,734	39.2%	47,030,941	38.4%	38.5%	38.4%

	Shares Beneficially Owned Before this Offering				% of Total Outstanding	% Total Voting Power Before this Offering	Shares Beneficially Owned After this Offering				% of Total Outstanding	% Total Voting Power After this Offering
	Class A		Class B				Class A		Class B
Name of Beneficial Owner	Shares	%	Shares	%			Shares	%	Shares	%
Other 5% Stockholders:
Advance Magazine Publishers Inc.(9)	16,182	*	42,191,092	35.4%	32.6%	35.1%
Entities affiliated with Fidelity(10)	—	*	11,743,944	9.9%	9.1%	9.8%
Tencent Cloud Europe B.V.(11)	1,076,997	10.5%	13,882,385	11.7%	11.6%	11.6%
Entities affiliated with Sam Altman(12)	789,456	7.7%	11,369,103	9.5%	9.4%	9.5%
Yishan Wong(13)	—	*	6,702,798	5.6%	5.2%	5.6%
Entities affiliated with Vy Capital(14)	404,569	3.9%	6,792,080	5.7%	5.6%	5.7%

*	Represents beneficial ownership of less than one percent of the shares of our common stock.
(1)

Consists of (i) 662,447 shares of Class A common stock pursuant to RSUs which are subject to a performance vesting condition based on the achievement of a target number of average unique visitors or “Daily Active Users” over a continuous thirty-day period and a liquidity event vesting condition, both of which will be deemed satisfied in the event our market capitalization exceeds $5 billion based on the average closing trading price of our common stock over ten trading days following the completion of this offering, (ii) 883,263 shares of Class A common stock pursuant to RSUs which are subject to a performance vesting condition based on achievement of a target amount of annual non-advertising revenue and a liquidity event vesting condition, both of which will be deemed satisfied in the event our market capitalization exceeds $10 billion based on the average closing trading price of our common stock over ten trading days following the completion of this offering, (iii) 883,263 shares of Class A common stock pursuant to RSUs which are subject to a performance vesting condition based on the achievement of a target amount of annual revenue and a liquidity event vesting condition, both of which will be deemed satisfied in the event our market capitalization exceeds $10 billion based on the average closing trading price of our common stock over ten trading days following the completion of this offering, (iv) 1,371,241 shares of Class A common stock pursuant to RSUs which are subject to a performance vesting condition based on the achievement of a target amount of annual revenue and a liquidity event vesting condition, both of which will be deemed satisfied in the event our market capitalization exceeds $20 billion based on the average closing trading price of our common stock over ten trading days following the completion of this offering, (v) 1,510,784 shares of Class B common stock held in a revocable family trust of which Mr. Huffman is the trustee, (vi) 2,168,730 shares underlying options to purchase shares of Class B common stock that are exercisable within 60 days of December 31, 2021 and held in a revocable family trust of which Mr. Huffman is the trustee, and (vii) 562,447 shares of Class B common stock pursuant to RSUs which are subject to a performance vesting condition based on achievement of an annual revenue target, which has been satisfied, and a liquidity event vesting condition, which will be satisfied as of the six-month anniversary of the completion of this offering. Of the shares of common stock beneficially owned by Mr. Huffman, 510,784 shares of Class B common stock, as well as any shares that Mr. Huffman acquires during the term of the loan agreement, including shares acquired through option exercises and vesting of RSUs, are pledged as collateral to secure personal indebtedness pursuant to a line of credit and security agreement effective December 2021.

(2)

Consists of (i) 16,182 shares of Class A common stock and (ii) 42,191,092 shares of Class B common stock held by Advance Magazine Publishers Inc. over which, except under limited circumstances, Mr. Huffman holds an irrevocable proxy, pursuant to the terms of a voting agreement to be entered into between Mr. Huffman and Advance Magazine Publishers Inc. See “Description of Capital Stock-Voting Agreement” for more information.

(3)

Consists of (i) 63,507 shares of Class A common stock, (ii) 1,200,437 shares underlying options to purchase Class A common stock that are exercisable within 60 days of December 31, 2021, (iii) 250,000 shares underlying options to purchase Class A common stock that are exercisable within 60 days of December 31, 2021 and held by the MorMa Trust dated June 22, 2021, over which Ms. Wong’s spouse has voting and dispositive power, (iv) 16,466 shares of Class A common stock pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of December 31, 2021, and (v) 100,000 shares of Class A common stock pursuant to RSUs which are subject to a performance vesting condition based on achievement of an annual revenue target, which has been satisfied, and a liquidity event vesting condition, which will be satisfied as of the six-month anniversary of the completion of this offering.

(4)

Consists of (i) 69,352 shares of Class A common stock, of which 18,333 shares are unvested and subject to repurchase by us and (ii) 41,979 shares underlying options to purchase Class A common stock that are exercisable within 60 days of December 31, 2021.

(5)	Consists of 120,000 shares underlying options to purchase Class A common stock that are exercisable within 60 days of December 31, 2021.
(6)	Consists of 47,087 shares of Class B common stock held by the Robert A. Sauerberg, Jr. 2002 Revocable Trust.
(7)

Consists of (i) 120,000 shares underlying options to purchase Class A common stock that are exercisable within 60 days of December 31, 2021 and (ii) 31,697 shares of Class B common stock held by the Michael William Seibel Revocable Trust.

(8)

Consists of (i) 229,609 shares of Class A common stock beneficially owned by our current officers and directors, of which 18,333 shares are unvested and subject to repurchase by us, (ii) 2,302,758 shares underlying options to purchase Class A common stock that are exercisable within 60 days of December 31, 2021, (iii) 28,153 shares of Class A common stock pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of December 31, 2021, (iv) 100,000 shares of Class A common stock pursuant to RSUs which are subject to a performance vesting condition based on achievement of an annual revenue target, which has been satisfied, and a liquidity event vesting condition, which will be satisfied as of the six-month anniversary of the completion of this offering, (v) 3,800,214 shares of Class A common stock pursuant to RSUs which are subject to performance and liquidity event vesting conditions which will be deemed satisfied in the event our market capitalization exceeds certain target amounts based on the average closing trading price of our common stock over ten trading days following the completion of this offering, (vi) 43,795,660 shares of Class B common stock beneficially owned by our current officers and directors, (vii) 2,672,834 shares underlying options to purchase Class B common stock that are exercisable within 60 days of December 31, 2021, and (viii) 562,447 shares of Class B common stock pursuant to RSUs which are subject to a performance vesting condition based on achievement of an annual revenue target, which has been satisfied, and a liquidity event vesting condition, which will be satisfied as of the six-month anniversary of the completion of this offering; including shares of Class A common stock and Class B common stock held by Advance Magazine Publishers Inc. over which, except under limited circumstances, Mr. Huffman holds an irrevocable proxy, pursuant to the terms of a voting agreement to be entered into between Mr. Huffman and Advance Magazine Publishers Inc. See “Description of Capital Stock—Voting Agreement” for more information.

(9)

Consists of (i) 16,182 shares of Class A common stock and (ii) 42,191,092 shares of Class B common stock, over which, except under limited circumstances, Mr. Huffman holds an irrevocable proxy, pursuant to the terms of a voting agreement to be entered into between Mr. Huffman and Advance Magazine Publishers Inc. See “Description of Capital Stock-Voting Agreement” for more information. The board of directors of Advance Magazine Publishers Inc. makes all voting and investment decisions with respect to its Reddit shares. The members of the board of directors of Advance Magazine Publishers Inc. are Michael A. Newhouse, Steven O. Newhouse, Samuel I. Newhouse, III, Thomas S. Summer, and Victor F. Ganzi. Each of the directors of Advance Magazine Publishers Inc. disclaims beneficial ownership over such Reddit shares. The address for Advance Magazine Publishers Inc. is One World Trade Center, New York, New York 10007.

(10)

Consists of (i) 77,915 shares of Class B common stock held by FIAM Target Date Blue Chip Growth Commingled Pool, by Fidelity Institutional Asset Management Trust Company, as Trustee, (ii) 3,600 shares of Class B common stock held by FIAM Target Date Large Cap Stock Commingled Pool, by Fidelity Institutional Asset Management Trust Company, as Trustee, (iii) 793,873 shares of Class B common stock held by Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund, (iv) 1,200 shares of Class B common stock held by Fidelity Advisor Series I: Fidelity Advisor Large Cap Fund, (v) 254,214 shares of Class B common stock held by Fidelity Advisor Series VII: Fidelity Advisor Technology Fund, (vi) 33,923 shares of Class B common stock held by Fidelity Blue Chip Growth Commingled Pool, by Fidelity Management Trust Company, as Trustee, (vii) 1,414 shares of Class B common stock held by Fidelity Blue Chip Growth Institutional Trust, by its manager Fidelity Investments Canada ULC, (viii) 332,368 shares of Class B common stock held by Fidelity Canadian Growth Company Fund, by its manager Fidelity Investments Canada ULC, (ix) 313 shares of Class B common stock held by Fidelity Capital Trust: Fidelity Flex Small Cap Fund – Small Cap Growth Subportfolio, (x) 236,672 shares of Class B common stock held by Fidelity Central Investment Portfolios LLC: Fidelity U.S. Equity Central Fund - Communication Services Sub, (xi) 200 shares of Class B common stock held by Fidelity Concord Street Trust: Fidelity Founders Fund, (xii) 3,600 shares of Class B common stock held by Fidelity Concord Street Trust: Fidelity Large Cap Stock Fund, (xiii) 200 shares of Class B common stock held by Fidelity Concord Street Trust: Fidelity Large Cap Stock K6 Fund, (xiv) 157,749 shares of Class B common stock held by Fidelity Contrafund: Fidelity Advisor New Insights Fund - Sub A, (xv) 1,043,950 shares of Class B common stock held by Fidelity Contrafund: Fidelity Contrafund, (xvi) 176,436 shares of Class B common stock held by Fidelity Contrafund: Fidelity Contrafund K6, (xvii) 349 shares of Class B common stock held by Fidelity Contrafund: Fidelity Flex Opportunistic Insights Fund, (xviii) 59,496 shares of Class B common stock held by Fidelity Contrafund: Fidelity Series Opportunistic Insights Fund, (xix) 320,720 shares of Class B common stock held by Fidelity Contrafund Commingled Pool, by Fidelity Management Trust Company, as Trustee, (xx) 5,200 shares of Class B common stock held by Fidelity Destiny Portfolios: Fidelity Advisor Capital Development Fund, (xxi) 3,500 shares of Class B common stock held by Fidelity Destiny Portfolios: Fidelity Advisor Diversified Stock Fund, (xxii) 500 shares of Class B common stock held by Fidelity Founders Investment Trust, by its manager Fidelity Investments Canada ULC, (xxiii) 4,109 shares of Class B common stock held by Fidelity Global Growth and Value Investment Trust - Sub A, by its manager Fidelity Investments Canada ULC, (xxiv) 398,794 shares of Class B common stock held by Fidelity Global Innovators Investment Trust, by its manager Fidelity Investments Canada ULC, (xxv) 548,968 shares of Class B common stock held by Fidelity Growth Company Commingled Pool, by Fidelity Management Trust Company, as Trustee, (xxvi) 17,600 shares of Class B common stock held by Fidelity Hastings Street Trust: Fidelity Series Large Cap Stock Fund, (xxvii) 62,099 shares of Class B common stock held by Fidelity Insights Investment Trust, by its manager Fidelity Investments Canada ULC, (xxviii) 200 shares of Class B common stock held by Fidelity Large Cap Stock Institutional Trust, by its manager Fidelity Investments Canada ULC, (xxix) 523,502 shares of Class B common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (xxx) 92,987 shares of Class B common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund, (xxxi) 83,490 shares of Class B common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (xxxii) 30,764 shares of Class B common stock held by Fidelity NorthStar Fund - Sub D, by its manager Fidelity Investments Canada ULC, (xxxiii) 323,345 shares of Class B common stock held by Fidelity OTC Commingled Pool, by Fidelity Management Trust Company, as Trustee, (xxxiv) 28,500 shares of Class B common stock held by Fidelity Puritan Trust: Fidelity Puritan Fund – Equity Sub B, (xxxv) 1,025,187 shares of Class B common stock held by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, (xxxvi) 55,991 shares of Class B common stock held by Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund, (xxxvii) 1,147 shares of Class B common stock held by Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund, (xxxviii) 111,612 shares of Class B common stock held by Fidelity Securities Fund: Fidelity OTC K6 Portfolio, (xxxix) 3,851,357 shares of Class B common stock held by Fidelity Securities Fund: Fidelity OTC Portfolio, (xl) 134,285 shares of Class B common stock held by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, (xli) 253,500 shares of Class B common stock held by Fidelity Securities Fund: Fidelity Small Cap Growth Fund, (xlii) 46,800 shares of Class B common stock held by Fidelity Securities Fund: Fidelity Small Cap Growth K6 Fund, (xliii) 58,000 shares of Class B common stock held by Fidelity Select Portfolios:Select

Communication Services Portfolio, (xliv) 265,261 shares of Class B common stock held by Fidelity Select Portfolios: Select Technology Portfolio, (xlv) 113,574 shares of Class B common stock held by Fidelity Special Situations Fund, by its manager Fidelity Investments Canada ULC, (xlvi) 11,305 shares of Class B common stock held by Fidelity U.S. Growth Opportunities Investment Trust, by its manager Fidelity Investments Canada ULC, (xlvii) 112,531 shares of Class B common stock held by Variable Insurance Products Fund II: VIP Contrafund Portfolio – Subportfolio A, and (xlviii) 91,644 shares of Class B common stock held by Variable Insurance Products Fund IV: VIP Technology Portfolio. These accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer, and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co.”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co. carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The mailing address for Fidelity Select Portfolios: Select Technology Portfolio, Variable Insurance Products Fund IV: VIP Technology Portfolio, Fidelity Advisor Series VII: Fidelity Advisor Technology Fund, Fidelity Contrafund: Fidelity Contrafund, Fidelity Contrafund: Fidelity Series Opportunistic Insights Fund, Fidelity Contrafund Commingled Pool, Fidelity Contrafund: Fidelity Advisor New Insights Fund – Sub A, Variable Insurance Products Fund II: VIP Contrafund Portfolio – Subportfolio A, Fidelity Concord Street Trust: Fidelity Large Cap Stock Fund, Fidelity Advisor Series I: Fidelity Advisor Large Cap Fund, Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, Fidelity Blue Chip Growth Commingled Pool, Fidelity OTC Commingled Pool, Fidelity Growth Company Commingled Pool, Fidelity Select Portfolios:Select Communication Services Portfolio, Fidelity Securities Fund: Fidelity Small Cap Growth Fund, and Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund is Mag & Co., c/o Brown Brothers Harriman & Co., 140 Broadway, New York, New York 10005. The mailing address for Fidelity Central Investment Portfolios LLC:Fidelity U.S. Equity Central Fund – Communication Services Sub is Gerlach & Co, c/o Citibank N.A., P.O. Box 7247-7057, Philadelphia, Pennsylvania 19170-7057. The mailing address for Fidelity Contrafund: Fidelity Flex Opportunistic Insights Fund, Fidelity Contrafund: Fidelity Contrafund K6, Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund, Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund, Fidelity Concord Street Trust: Fidelity Founders Fund, Fidelity Securities Fund: Fidelity OTC Portfolio, and Fidelity Securities Fund: Fidelity OTC K6 Portfolio is The Northern Trust Company, 333 South Wabash Ave, 32nd Floor, Chicago, Illinois 60604. The mailing address for Fidelity Insights Investment Trust, Fidelity Destiny Portfolios: Fidelity Advisor Capital Development Fund, FIAM Target Date Large Cap Stock Commingled Pool, Fidelity Large Cap Stock Institutional Trust, Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, FIAM Target Date Blue Chip Growth Commingled Pool, Fidelity Blue Chip Growth Institutional Trust, Fidelity Destiny Portfolios: Fidelity Advisor Diversified Stock Fund, Fidelity Puritan Trust: Fidelity Puritan Fund – Equity Sub B, Fidelity Founders Investment Trust, Fidelity Special Situations Fund, Fidelity Global Innovators Investment Trust, Fidelity Canadian Growth Company Fund, Fidelity Global Growth and Value Investment Trust – Sub A, Fidelity Capital Trust: Fidelity Flex Small Cap Fund – Small Cap Growth Subportfolio, Fidelity NorthStar Fund – Sub D, and Fidelity U.S. Growth Opportunities Investment Trust is State Street Bank & Trust, P.O. Box 5756, Boston, Massachusetts 02206. The mailing address for Fidelity Hastings Street Trust: Fidelity Series Large Cap Stock Fund, and Fidelity Concord Street Trust: Fidelity Large Cap Stock K6 Fund is The Northern Trust Company, 801 South Canal Street, Chicago, Illinois 60607. The mailing address for Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund, and Fidelity Securities Fund: Fidelity Small Cap Growth K6 Fund is BNY Mellon, P.O. Box 392002, Pittsburgh, Pennsylvania 15230.

(11)

Consists of (i) 1,076,997 shares of Class A common stock and (ii) 13,882,385 shares of Class B common stock. The mailing address for Tencent Cloud Europe B.V. is c/o Tencent Holdings Limited, Level 29, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.

(12)

Consists of (i) 161,828 shares of Class A common stock held by Apollo Projects SPV-B, L.P., (ii) 627,628 shares of Class A common stock held by Altman Holdco, LLC, (iii) 337,500 shares of Class B common stock held by Altman Holdco, LLC, (iv) 94,174 shares of Class B common stock held by Apollo Projects, L.P., (v) 1,083,010 shares of Class B common stock held by Apollo Projects SPV-A, L.P., and (vi) 9,854,419 shares of Class B common stock held by Hydrazine Capital II, L.P. The address for each of these entities is 950 Lombard Street, San Francisco, California 94133.

(13)	Consists of 6,702,798 shares of Class B common stock.
(14)

Consists of (i) 404,569 shares of Class A common stock held by VYC19 Limited, (ii) 2,354,370 shares of Class B common stock held by VYC19 Limited, and (iii) 4,437,710 shares of Class B common stock held by VY Fund I, L.P. Daniel Schwarz and Katja Lake are directors of VYC19 Limited and, as a result, may be deemed to share voting and dispositive power with respect to the shares held by VYC19 Limited. Vy GP II Limited is the general partner of VY Fund I, L.P. Steven Sokohl and Paul Muspratt are directors of Vy GP II Limited and, as a result, may be deemed to share voting and dispositive power with respect to the shares held by VY Fund I, L.P. Each of the foregoing persons disclaims beneficial ownership of these shares except to the extent of his or her pecuniary interest therein. The mailing address for each of these entities is Emirates Financial Towers, South Tower, Level 9, Office 901/902, Dubai International Financial Centre, P.O. Box 506950, Dubai, United Arab Emirates.

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, the amended and restated investors’ rights agreement to which we and certain of our stockholders are parties, the Governance Agreement, and of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, and amended and restated investors’ rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.

General

Upon the completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of:

•	shares of Class A common stock, $0.0001 par value per share;

•	shares of Class B common stock, $0.0001 par value per share;

•	shares of Class C common stock, $0.0001 par value per share; and

•	shares of undesignated preferred stock, $0.0001 par value per share.

As of December 31, 2021, after giving effect to the Preferred Stock Conversion and assuming the net issuance of      shares of Class A common stock upon the vesting and settlement of RSUs, for which the service-based vesting condition was satisfied as of December 31, 2021 and for which we expect the liquidity-based vesting condition to be satisfied in connection with this offering, after withholding an aggregate of                  shares to satisfy associated estimated income tax obligations (based on the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and an assumed        % tax withholding rate), there were                 shares of Class A common stock held by                 stockholders of record,                  shares of Class B common stock held by                 stockholders of record, no shares of Class C common stock outstanding, and no shares of our convertible preferred stock outstanding. We have no current plans to issue any Class C common stock. Our board of directors is authorized, without stockholder approval except as required by the Listing Rules of Nasdaq and subject to the Governance Agreement, to issue additional shares of our capital stock.

Common Stock

We have three classes of authorized common stock: Class A common stock, Class B common stock, and Class C common stock. The rights of holders of Class A common stock, Class B common stock, and Class C common stock are identical, except with respect to voting and conversion rights.

Voting Rights

Each holder of our Class A common stock is entitled to one vote per share, each holder of our Class B common stock is entitled to 10 votes per share, and each holder of our Class C common stock is entitled to no votes per share. The holders of our Class A and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock, Class B common stock, or Class C common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our amended and restated certificate of incorporation will not provide for cumulative voting for the election of directors. In addition, the affirmative vote of holders of at least a majority of the voting power of all of the then-outstanding voting stock will be required to take certain actions, including amending certain provisions of our amended and restated certificate of incorporation, including the provisions relating to amending our amended and restated bylaws and director liability. For so long as any shares of our Class B common stock remain outstanding, the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of our Class B common stock, voting separately as a class, will be required to take certain actions, including amending the provisions of our amended and restated certificate of incorporation relating to the terms of our common stock, the availability of written consent in lieu of a meeting of our stockholders, and director liability.

Conversion Rights

Class B Common Stock. Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the completion of this offering, except for certain permitted transfers described in our amended and restated certificate of incorporation. Once converted into Class A common stock, the Class B common stock will not be reissued.

All of the outstanding shares of Class B common stock will convert automatically into shares of Class A common stock upon the first date on which the aggregate number of outstanding shares of Class B common stock ceases to represent at least 7.5% of the aggregate number of then-outstanding shares of our common stock. Once converted into Class A common stock, the Class B common stock will not be reissued.

Class C Common Stock. Subject to the rights granted to Advance pursuant to the Governance Agreement, following the date on which no shares of our Class B common stock remain outstanding and upon the date and time, or occurrence of an event, specified by the affirmative vote of the holders of a majority of the then-outstanding shares of our Class A common stock, voting as a separate class, all of the outstanding shares of our Class C common stock will convert automatically into shares of our Class A common stock. We have no current plans to issue any Class C common stock.

Economic Rights

Dividends. Any dividend or distribution paid or payable to the holders of shares of Class A, Class B, and Class C common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A, Class B, and Class C common stock, each voting separately as a class; provided, however, that if a dividend or distribution is paid in the form of Class A, Class B, or Class C common stock (or rights to acquire shares of Class A, Class B, or Class C common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire shares of Class A common stock), holders of Class B common stock shall receive Class B common stock (or rights to acquire shares of Class B common stock), and holders of Class C common stock shall receive Class C common stock (or rights to acquire shares of Class C common stock), unless a disparate dividend treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the then-outstanding shares of Class A, Class B, and Class C common stock, each voting separately as a class.

Liquidation. In the event of our liquidation, dissolution, or winding-up and upon the completion of the distributions required with respect to any series of redeemable convertible preferred stock that may then be outstanding, our remaining assets legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A, Class B, and Class C common stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A, Class B, and Class C common stock, each voting separately as a class.

Change of Control Transactions. In the event of certain mergers, consolidations, business combinations, or other similar transactions, shares of our Class A, Class B, or Class C common stock will be treated equally, identically, and will share ratably, on a per share basis, in any consideration related to such transaction, unless (i) the only difference in the per share consideration is that any securities distributed to holders of our Class B common stock have ten times the voting power of any securities distributed to the holders of our Class A common stock, and that any securities distributed to the holders of our Class C common stock have no voting rights, or (ii) different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, each voting separately as a class. In the event that the holders of shares of Class A common stock, Class B common stock, or Class C common stock are granted rights to elect to receive one of two or more alternative forms of consideration in connection with such transaction, the foregoing will be satisfied if holders of shares of Class A, Class B, and Class C common stock are granted identical election rights, provided that any securities that a holder of our Class B common stock may elect to receive may have ten times the voting power of securities that a holder of our Class A common stock may elect to receive, and any securities that a holder of our Class C common stock may elect to receive may have no voting rights.

Subdivisions, Combinations, and Reclassifications. If we subdivide or combine in any manner outstanding shares of Class A, Class B, or Class C common stock, then the outstanding shares of the other classes will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock, by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, and by the affirmative vote of the holders of a majority of the outstanding shares of Class C common stock, each voting separately as a class.

No Preemptive or Similar Rights

Holders of shares of our common stock do not have preemptive, subscription, or redemption rights. There will be no redemption or sinking fund provisions applicable to our common stock.

Fully Paid and Non-assessable

All of our outstanding shares of Class A and Class B common stock are fully paid and non-assessable.

Class C Common Stock

Our authorized but unissued shares of Class C common stock are available for issuance with the approval of our board of directors without stockholder approval, except as may be required by the Listing Rules of Nasdaq. We have no current plans to issue any shares of Class C common stock. However, we may in the future issue shares of Class C common stock for a variety of corporate purposes, including financings, acquisitions, investments, and equity incentives to our employees, consultants, and directors, and the Class C common stock provides us with the flexibility to do so without diluting the existing voting power of our outstanding Class A and Class B common stock. Because the Class C common stock carries no voting rights (except as otherwise required by law) and is not listed for trading on an exchange or registered for sale with the SEC, shares of Class C common stock may be less liquid and less attractive to any future recipients of these shares than shares of

Class A common stock, although we may seek to list the Class C common stock for trading and register shares of Class C common stock for sale in the future. In addition, because our Class C common stock carries no voting rights (except as otherwise required by law), if we issue shares of Class C common stock in the future, the holders of our Class B common stock may be able to hold significant voting control and determine the outcome of most matters submitted to a vote of our stockholders for a longer period of time than would be the case if we issued Class A common stock rather than Class C common stock in such transactions. In addition, if we issue shares of Class C common stock in the future, such issuances would have a dilutive effect on the economic interests of our Class A and Class B common stock.

Preferred Stock

In connection with the effectiveness of the registration statement of which this prospectus forms a part, no shares of our redeemable convertible preferred stock will be outstanding. Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval, unless required by law or by any stock exchange, and subject to the rights granted to Advance pursuant to the Governance Agreement. Our board of directors has the discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences, of each series of preferred stock.

Subject to the rights granted to Advance pursuant to the Governance Agreement, our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Class A common stock and Class B common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company that may otherwise benefit holders of our Class A, Class B, and Class C common stock and may adversely affect the market price of the Class A common stock and the voting and other rights of the holders of our Class A, Class B, and Class C common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of December 31, 2021, we had outstanding options to purchase an aggregate of 8,426,234 shares of our Class B common stock, with a weighted-average exercise price of $1.85 per share, pursuant to our Amended and Restated 2012 Stock Option and Grant Plan (the “2012 Plan”).

As of December 31, 2021, we had outstanding options to purchase an aggregate of 17,694,171 shares of our Class A common stock, with a weighted-average exercise price of $8.08 per share, pursuant to our 2017 Equity Incentive and Grant Plan (the “2017 Plan”).

Restricted Stock Units

As of December 31, 2021, we had outstanding RSUs representing 562,447 shares of our Class B common stock, issued pursuant to our 2012 Plan; the 562,447 RSUs representing shares of our Class B common stock were issuable upon satisfaction of a liquidity event performance-based vesting condition.

As of December 31, 2021, we had outstanding RSUs representing 11,010,349 shares of our Class A common stock, issued pursuant to our 2017 Plan; 6,960,135 RSUs representing shares of our Class A common stock were issuable upon satisfaction of service-based and liquidity-based vesting conditions, 3,900,214 RSUs representing shares of our Class A common stock were issuable upon satisfaction of market-based or performance-based vesting conditions, and 150,000 RSUs representing shares of our Class A common stock were issuable upon satisfaction of performance-based and liquidity-based vesting conditions.

Voting Agreement

Prior to the effectiveness of the registration statement of which this prospectus forms a part, Mr. Huffman, our Chief Executive Officer, President, and a member of our board of directors, is expected to enter into a voting agreement with Advance, our principal stockholder (the “Voting Agreement”), which Voting Agreement will remain in effect after the completion of this offering. We are not a party to the Voting Agreement. As a result of the Voting Agreement and subject to its conditions, Mr. Huffman will be deemed to hold under certain circumstances an aggregate of         % of the voting power of our outstanding capital stock immediately after this offering. Pursuant to the Voting Agreement, Mr. Huffman will have the authority (and irrevocable proxy) to vote shares then owned by Advance, subject to certain limitations, as follows:

•	in favor of the director nominees designated by Advance in connection with any election of directors, for so long as Advance has the right to designate directors pursuant to the Governance Agreement;

•	in favor of the directors nominated or identified by Mr. Huffman, in connection with any election of directors; and

•

in Mr. Huffman’s sole discretion, on all matters submitted to a vote of our stockholders, except for (i) the election of directors, as set forth above, (ii) any action terminating, reducing, or enlarging the responsibilities of, or electing, appointing, or removing Mr. Huffman as Chief Executive Officer, and (iii) certain matters requiring the consent of Advance, as described below.

Prior to Advance exercising any approval rights it may have under our amended and restated certificate of incorporation, amended and restated bylaws, or otherwise, Advance and Mr. Huffman will use reasonable efforts to mutually agree upon how Advance shall exercise such right. If, after reasonable efforts, Mr. Huffman and Advance cannot agree, Advance shall be permitted to exercise its approval rights in its sole discretion. However, if an agreement is reached and such matter is submitted to a vote of our stockholders, Mr. Huffman will have the right to vote all of the shares subject to the Voting Agreement in a manner consistent with how Advance and Mr. Huffman have mutually agreed the vote for such matter shall be cast. The matters subject to the mutual agreement of Advance and Mr. Huffman are as follows:

•

the establishment of any new class of securities or the issuance of securities which, in the aggregate, represent more than 10% of the voting power of the securities beneficially owned by Advance and certain of its affiliates as of the completion of this offering; provided, however, that Advance’s separate approval will not be necessary to issue securities (i) to our employees pursuant to a customary employee equity plan, employee stock purchase plan, or similar stock purchase program, or (ii) to compensate Mr. Huffman, so long as any such issuance to our employees or to Mr. Huffman is approved by, our compensation committee;

•	any amendment to our amended and restated certificate of incorporation or amended and restated bylaws that would adversely impact Advance’s rights thereunder;

•	a change of control transaction or any other merger, consolidation, business combination, sale, or acquisition that changes the rights or preferences of our security holders;

•	the liquidation, dissolution, or winding up of our business operations;

•

submission to our stockholders of any proposal to effect the conversion of all then-outstanding shares of our Class C common stock into an equivalent number of fully paid and non-assessable shares of Class A common stock, as set forth in our amended and restated certificate of incorporation or otherwise; and

•

any other matters that require Advance’s approval as set forth in our amended and restated certificate of incorporation, amended and restated bylaws, and/or any agreement among our stockholders entered into at the time of, or following, this offering.

In the event that Advance transfers, assigns, sells, pledges, or otherwise disposes of any shares, each transferee, assignee, or other recipient shall receive such shares subject in all respects to the terms of the Voting

Agreement, unless such transfer results in the conversion of shares of Class B common stock into Class A common stock in accordance with the terms of our amended and restated certificate of incorporation.

Additionally, in the event that prior to the termination of the Voting Agreement, Mr. Huffman provides explicit written notice that he will not vote the shares subject to the Voting Agreement, or that Advance is permitted to vote the shares subject to the Voting Agreement, Advance will be entitled to vote any of the shares subject to the Voting Agreement in its sole discretion.

The Voting Agreement will terminate upon the earliest to occur of: (i) the date on which Mr. Huffman is no longer our Chief Executive Officer; (ii) the completion of the liquidation, dissolution, or winding up of our business operations, or upon a change of control; (iii) the execution of a general assignment for the benefit of our creditors or the appointment of a receiver or trustee to take possession of our property or assets; (iv) the date when (a) Advance and certain of its affiliates cease to beneficially own at least 50% of the number of outstanding securities beneficially owned by Advance as of the completion of this offering and (b) the then-outstanding shares of our Class B common stock, in the aggregate, represents less than 7.5% of the aggregate of the then-outstanding shares of our Class A and Class B common stock; or (v) the “Expiration Date,” which is the tenth anniversary date of the Voting Agreement; provided, however, that the Expiration Date shall be automatically extended for one-year terms unless either Advance or Mr. Huffman provide notice of their intent to have the Voting Agreement expire, at least sixty days prior to the next applicable Expiration Date.

Registration Rights

Upon the completion of this offering, certain holders of our Class B common stock and our Class A common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in the Amended and Restated Investors’ Rights Agreement, which was entered into in connection with our convertible preferred stock financings. The registration rights set forth in the Amended and Restated Investors’ Rights Agreement terminate upon the earlier to occur of (i) five years following the completion of this offering, (ii) five years after a Reporting Event (as defined in the Amended and Restated Investors’ Rights Agreement, (iii) with respect to any particular stockholder, the earliest of when such stockholder is able to sell all of its shares pursuant to Rule 144(b)(1)(i) of the Securities Act or holds 1% or less of our outstanding common stock and is able to sell all of its Registrable Securities (as defined in the Amended and Restated Investors’ Rights Agreement) pursuant to Rule 144 of the Securities Act during any three month period, or (iv) after the consummation of a Liquidation Event (as defined in our amended and restated certificate of incorporation). We will pay the registration expenses (other than any underwriting discounts and selling commissions) of the holders of the shares registered for sale pursuant to the registrations described below, including the reasonable fees of one counsel for the selling holders not to exceed $25,000. However, we will not be required to bear the expenses in connection with the exercise of the demand registration rights of a registration if the request is subsequently withdrawn at the request of the selling stockholders holding a majority of the voting power of the securities to be registered. In an underwritten public offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights

Upon the completion of this offering, the holders of up to 107,123,949 shares of our common stock will be entitled to demand registration rights. At any time beginning on the earlier of (i) September 1, 2026 and (ii) six months after the completion of this offering, the holders of at least 50% of the voting power of the Registrable Securities then outstanding can request that we register the offer and sale of their shares on a registration statement on Form S-1 if we are eligible to file a registration statement on Form S-1 so long as the request covers at least that number of shares with an anticipated aggregate offering price of at least $30.0 million. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than twice in any 12-month period, for a period of up to 90 days. In addition, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of and ending on a date 180 days following the effectiveness of a registration statement relating to a registration initiated by us.

Form S-3 Registration Rights

Upon the completion of this offering, the holders of up to 107,123,949 shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of at least 30% of the voting power of the Registrable Securities then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price of at least $15.0 million, net of any underwriting discounts and commissions. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations pursuant to such requests within the 12-month period preceding the date of the request. In addition, if we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than twice in any 12-month period, for a period of up to 90 days. Lastly, we will not be required to effect a demand registration during the period beginning 30 days prior to our good faith estimate of the date of the filing of and ending on a date 90 days following the effectiveness of a registration statement relating to a registration initiated by us.

Piggyback Registration Rights

Upon the completion of this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of up to 107,123,949 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations, which, in the case of an underwritten offering, will be in the sole discretion of the underwriters. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a demand registration, (ii) a registration related solely to a company stock plan, (iii) a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act, (iv) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock, or (v) a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Anti-Takeover Provisions

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We have opted out of Section 203 of the Delaware General Corporation Law, but our amended and restated certificate of incorporation will provide that the restrictions contained in Section 203 will apply to us immediately following the time at which all of the following conditions exist (if ever): (i) Section 203 by its terms would, but for the provision of our amended and restated certificate of incorporation, apply to us; (ii) Advance and its affiliates and associates beneficially own less than 15% of the voting power of the then-outstanding shares of our common stock, and (iii) the Governance Agreement has terminated in accordance with its terms. If these conditions all exist, we will thereafter be governed by Section 203, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•

the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. If Section 203 applies to us in the future, these provisions may have the effect of delaying, deferring, or preventing changes in control of our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Multi-Class Stock

As described above in “—Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a multi-class common stock structure, which will provide holders of our Class B common stock with significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Board of Directors Vacancies

Our amended and restated certificate of incorporation and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats, subject to the rights granted to Advance pursuant to the Governance Agreement. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors, except that we will be required to obtain Advance’s prior written approval to increase the size of our board of directors if such increase would cause our board of directors to consist of more than ten members. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation will provide that, at any time when the holders of our Class B common stock hold less than 30% of the voting power of all of the then-outstanding shares of our capital stock, our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, once the holders of our Class B common stock hold less than 30% of the voting power of all of the then-outstanding shares of our capital stock, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated certificate of incorporation will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors (if any), our Chief Executive Officer, or, if the holders of our Class B common stock hold at least 30% of the voting power of all of the then-outstanding shares of our capital stock, our Secretary upon the written request of stockholders holding at least 30% of the voting power of all of the then-outstanding shares of our capital stock. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Amendment of Charter and Bylaws Provisions

Amendments to our amended and restated certificate of incorporation will require the approval of a majority of the outstanding voting power of our common stock, except where a class vote would be required by applicable law or with respect to modifying the vote required for stockholders to amend or adopt any provision of our amended and restated bylaws, which will require the approval of at least 66 2/3% of the outstanding voting power voting as a single class. Our amended and restated bylaws will also provide that approval of stockholders holding at least 66 2/3% of our outstanding voting power voting as a single class is required for stockholders to amend or adopt any provision of our bylaws.

Issuance of Undesignated Preferred Stock

Subject to the rights granted to Advance pursuant to the Governance Agreement, our board of directors will have the authority, without further action by our stockholders, to issue up to                  shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Choice of Forum

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of

Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action, suit, or proceeding brought on our behalf; (ii) any action, suit, or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers or stockholders to us or to our stockholders; (iii) any action, suit, or proceeding asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws (as either may be amended from time to time); or (iv) any action, suit, or proceeding asserting a claim against us that is governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against us or any defendant arising under the Securities Act. Such provision is intended to benefit and may be enforced by us, our officers and directors, employees and agents, including the underwriters and any other professional or entity who has prepared or certified any part of this prospectus. Nothing in our amended and restated certificate of incorporation and amended and restated bylaws preclude stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”), in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our amended and restated certificate of incorporation and amended and restated bylaws and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although our amended and restated certificate of incorporation and amended and restated bylaws will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws will provide that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. Further, pursuant to our indemnification agreements and directors’ and officers’ liability insurance, our directors and executive officers will be indemnified and insured against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation will include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Listing

We intend to apply to list our Class A common stock on the Nasdaq Global Select Market under the symbol “RDDT.”

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our Class A and Class B common stock will be Computershare Trust Company, N.A. The address of the transfer agent and registrar is 250 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Based on the number of shares of our capital stock outstanding as of December 31, 2021, upon completion of this offering, we will have                 shares of our Class A common stock and                shares of our Class B common stock outstanding, after giving effect to the Preferred Stock Conversion and the settlement of                  RSUs and                  PRSUs in connection with this offering, and assuming no exercise of the underwriters’ over-allotment option, no exercise of any options, and no settlement of RSUs or PRSUs after December 31, 2021. Of these shares,                 , or                 shares of our Class A common stock if the underwriters exercise their over-allotment option in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of our Class B common stock outstanding will bear “restricted shares” as defined in Rule 144. Restricted shares and the shares of Class A common stock into which such securities are convertible may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act, which rules are summarized below. There will be no shares of Class C common stock outstanding upon the completion of this offering.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale; and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately                 shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option; or

•	the average weekly trading volume of our Class A common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on

Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144 (subject to the terms of the lock-up agreement referred to below, if applicable).

Lock-Up Agreements/Market Standoff Agreements

In connection with this offering, we, our directors, our executive officers and holders of substantially all of our shares of capital stock or other securities convertible into or exchangeable for shares of our capital stock outstanding upon the completion of this offering, have entered into or will enter into lock-up agreements with the underwriters, subject to certain exceptions more fully described under “Underwriters,” not to dispose of or hedge any of their capital stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date                  days after the date of this prospectus, except with the prior consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC, on behalf of the underwriters. See “Underwriters” for more information.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including in connection with our amended and restated investors’ rights agreement and the equity awards issued under our equity incentive plans, that contain market standoff provisions imposing restrictions on the ability of such security holders to offer, sell, or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

Pursuant to our amended and restated investors’ rights agreement, the holders of up to 107,123,949 shares of our common stock (including shares issuable upon the conversion of our outstanding convertible preferred stock), or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of our Class A common stock issuable under our 2012 Plan and 2017 Plan, and issuable and reserved for issuance under our 2022 Plan and ESPP. Shares covered by such registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations and vesting restrictions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our Class A common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR

SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described under “—Sale or Other Taxable Disposition” below.

Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our Class A common stock beginning on January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of our Class A common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
SVB Securities LLC
MUFG Securities Americas Inc.
JMP Securities LLC
Needham & Company, LLC
Piper Sandler & Co.
Raymond James & Associates, Inc.
Academy Securities, Inc.
Loop Capital Markets LLC
Samuel A. Ramirez & Company, Inc.
Telsey Advisory Group LLC

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                 per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority in an amount up to $                .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We intend to apply to list our Class A common stock on the Nasdaq Global Select Market under the symbol “RDDT.”

We and all of our directors and officers and the holders of substantially all of our outstanding capital stock and securities convertible into or exercisable or exchangeable for our capital stock have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC, on behalf of the underwriters, subject to certain exceptions, we and they will not, and will not publicly disclose an intention to, during the period ending      days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock;

•

confidentially submit or file any registration statement with, the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash, or otherwise. In addition, we and each such person or entity have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC, on behalf of the underwriters, we or such other person or entity will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•

our issuance of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to shares of our Class A common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of our common stock or other securities acquired in such open market transactions; or

•

facilitating the establishment of a trading plan on behalf of a stockholder, officer, or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of our Class A common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our Class A common stock in the open market to stabilize the price of our Class A common stock. These activities may raise or maintain the market price of our Class A common stock above independent market levels or prevent or retard a decline in the market price of our Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments we or the underwriters may be required to make in respect of those liabilities.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. In addition, certain of the underwriters or their respective affiliates are lenders and act as agents and/or arrangers under our revolving credit facility. Furthermore, Steve Huffman, our President, Chief Executive Officer and a member of our board of directors, has entered into a Securities-backed Line of Credit and Security Agreement (the “loan agreement”) with an affiliate of one of the underwriters of this offering. The loan to Mr. Huffman is secured by 510,784 shares of our Class B common stock beneficially owned by Mr. Huffman, as well as any shares that Mr. Huffman acquires during the term of the loan agreement, including shares acquired through option exercises and vesting of RSUs. We are not a party to the loan agreement.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no shares of our Class A common stock have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to our Class A common stock which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of our Class A common stock may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock.

Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares of our Class A common stock. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (the “FinSA”), and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Canada

The shares of Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

Shares of our Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to shares of our Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock may not be circulated or distributed, nor may the shares of our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our Class A common stock are subscribed or purchased under Section 275 by a relevant person which is:

(a)

a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable within six months after that corporation or that trust has acquired shares of our Class A common stock under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person, or to any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or

(3)	where the transfer is by operation of law.

Solely for purposes of the notification requirements under Section 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons, that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Davis Polk & Wardwell LLP, Menlo Park, California, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements of Reddit, Inc. as of December 31, 2020 and 2021, and for each of the years in the two-year period ended December 31, 2021, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of Class A common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and our Class A common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read our SEC filings, including this registration statement, over the internet at the SEC’s website at www.sec.gov. Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available for review at the SEC’s website referred to above. We also maintain a corporate website at www.redditinc.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Reddit, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Reddit, Inc. and subsidiaries (the Company) as of December 31, 2020 and 2021, the related consolidated statements of operations, comprehensive income (loss), convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2019.

San Francisco, California

March 1, 2022

Reddit, Inc.

Consolidated Balance Sheets

(in thousands, except share amounts)

	As of
	December 31, 2020	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$111,947	$1,337,798
Marketable securities	250,690	75,334
Accounts receivable, net	86,515	161,675
Prepaid expenses and other current assets	24,551	26,065

Total current assets	473,703	1,600,872
Marketable securities, noncurrent	4,602	—
Property and equipment, net	4,475	5,372
Operating lease right-of-use assets, net	24,898	17,460
Intangible assets, net	760	5,662
Goodwill	6,471	6,471
Other noncurrent assets	9,230	9,272

Total assets	$524,139	$1,645,109

LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$9,348	$22,892
Operating lease liabilities	6,464	6,854
Accrued expenses and other current liabilities	33,935	40,710

Total current liabilities	49,747	70,456
Operating lease liabilities, noncurrent	13,461	6,606
Other noncurrent liabilities	1,800	568

Total liabilities	65,008	77,630
Commitments and contingencies (Note 16)
Convertible preferred stock; par value $0.0001 per share; 62,920,506 and 86,864,781 shares authorized at December 31, 2020 and 2021, respectively; 49,086,889 and 73,021,449 shares issued and outstanding at December 31, 2020 and 2021, respectively; aggregate liquidation preference of $604,591 and $1,847,993 as of December 31, 2020 and 2021, respectively.	610,744	1,853,492
Stockholders’ deficit
Class A common stock, par value $0.0001 per share; 144,000,000 and 189,000,000 shares authorized at December 31, 2020 and 2021, respectively; 1,827,084 and 5,166,855 shares issued and outstanding at December 31, 2020 and 2021, respectively.	—	—
Class B common stock, par value $0.0001 per share; 118,000,000 and 142,000,000 shares authorized at December 31, 2020 and 2021, respectively; 48,415,333 and 51,212,674 shares issued and outstanding at December 31, 2020 and 2021, respectively.	5	6
Treasury stock, at cost; 1,192,141 and 0 shares held at December 31, 2020 and 2021, respectively.	(10,302)	—
Additional paid-in capital	105,502	181,407
Accumulated other comprehensive income (loss)	196	(238)
Accumulated deficit	(247,014)	(467,188)

Total stockholders’ equity (deficit)	(151,613)	(286,013)

Total liabilities, convertible preferred stock and stockholders’ deficit	$524,139	$1,645,109

The accompanying notes are an integral part of these financial statements

Reddit, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2020	2021
Revenue	$228,908	$484,916
Costs and expenses:
Cost of revenue	55,026	72,565
Research and development	117,526	256,975
Sales and marketing	75,396	137,867
General and administrative	43,517	144,722

Total costs and expenses	291,465	612,129
Income (loss) from operations	(62,557)	(127,213)
Other income (expense), net	3,486	(343)

Income (loss) before income taxes	(59,071)	(127,556)
Income tax expense (benefit)	102	340

Net income (loss)	$(59,173)	$(127,896)

Net income (loss) per share attributable to Class A and Class B common stock, basic and diluted (Note 4)	$(1.23)	$(2.47)

Weighted-average shares of Class A and Class B common stock used to compute net income (loss) per share attributable to common stockholders, basic and diluted	48,257,578	51,693,315

The accompanying notes are an integral part of these financial statements

Reddit, Inc.

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Year Ended December 31,
	2020	2021
Net income (loss)	$(59,173)	$(127,896)
Change in other comprehensive income (loss), net of tax:
Unrealized holding (losses) gains on marketable securities	(11)	(434)

Net comprehensive income (loss)	$(59,184)	$(128,330)

The accompanying notes are an integral part of these financial statements

Reddit, Inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share amounts)

	Total Convertible Preferred Stock		Common Stock				Treasury Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
			Class A		Class B
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	49,086,889	$610,744	375,464	$—	47,163,127	$5	$(10,302)	$68,772	$207	$(187,841)	$(129,159)
Issuance of common stock upon exercise of stock options	—	—	1,241,518	—	1,252,206	—	—	8,333	—	—	8,333
Stock-based compensation expense	—	—	—	—	—	—	—	21,246	—	—	21,246
Vesting of early exercised stock options	—	—	—	—	—	—	—	985	—	—	985
Issuance of common stock in connection with Dubsmash acquisition	—	—	210,102	—	—	—	—	6,166	—	—	6,166
Net income (loss)	—	—	—	—	—	—	—	—	—	(59,173)	(59,173)
Change in other comprehensive income (loss)	—	—	—	—	—	—	—	—	(11)	—	(11)

Balance as of December 31, 2020	49,086,889	$610,744	1,827,084	$—	48,415,333	$5	$(10,302)	$105,502	$196	$(247,014)	$(151,613)

Issuance of common stock upon exercise of stock options	—	—	4,609,648	—	6,158,676	2	—	38,981	—	—	38,983
Cancellation of early exercised options	—	—	(9,027)	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	27,030	—	—	27,030
Issuance of Series E preferred stock, net of issuance costs of $423	12,195,638	517,577	—	—	—	—	—	—	—	—	—
Issuance of Series F preferred stock, net of issuance costs of $137	6,634,905	409,863	—	—	—	—	—	—	—	—	—
Issuance of Series F-1 preferred stock, net of issuance costs of $91	5,104,017	315,308	—	—	—	—	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	—	—	—	1,403	—	—	1,403
Tender offer (Note 12)	—	—	—	—	—	—	(95,186)	—	—	—	(95,186)
Secondary sales (Note 12)	—	—	—	—	—	—	—	21,700	—	—	21,700
Retirement of treasury stock	—	—	(1,260,850)	—	(3,361,335)	(1)	105,488	(13,209)	—	(92,278)	—
Net income (loss)	—	—	—	—	—	—	—	—	—	(127,896)	(127,896)
Change in other comprehensive income (loss)	—	—	—	—	—	—	—	—	(434)	—	(434)

Balance as of December 31, 2021	73,021,449	$1,853,492	5,166,855	$—	51,212,674	$6	$—	$181,407	$(238)	$(467,188)	$(286,013)

The accompanying notes are an integral part of these financial statements

Reddit, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2020	2021
Cash flows from operating activities
Net income (loss)	$(59,173)	$(127,896)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,934	2,813
Impairment of cryptocurrency	—	879
Cryptocurrency received as revenue	—	(1,090)
Non-cash operating lease cost	9,078	8,663
Amortization (premium)/accretion (discount) on marketable securities	601	1,544
Stock-based compensation	21,246	48,730
Amortization of debt issuance costs	—	80
Allowance for doubtful accounts	33	(169)
Changes in operating assets and liabilities:
Accounts receivable	(43,285)	(74,992)
Prepaid expenses and other assets	(1,118)	2,903
Operating lease right-of-use assets and liabilities	(14,306)	(7,478)
Accounts payable	2,694	11,732
Accrued expenses and other current liabilities	20,453	5,326
Other noncurrent liabilities	—	(1,232)

Net cash provided by (used in) operating activities	(61,843)	(130,187)

Cash flows from investing activities
Purchases of property and equipment	(3,050)	(2,299)
Purchases of cryptocurrency	—	(4,996)
Purchases of marketable securities	(309,930)	(234,436)
Maturities of marketable securities	368,743	293,191
Proceeds from sale of marketable securities	25,418	119,224

Net cash provided by (used in) investing activities	81,181	170,684

Cash flows from financing activities
Proceeds from issuance of preferred stock, net of issuance costs	—	1,242,748
Proceeds from exercise of employee stock options	8,333	38,981
Acquisition of treasury stock	—	(95,186)
Payments of deferred offering costs	—	(2,987)
Payments of debt issuance costs	—	(1,362)

Net cash provided by (used in) financing activities	8,333	1,182,194

Net increase (decrease) in cash, cash equivalents and restricted cash	27,671	1,222,691
Cash, cash equivalents and restricted cash at the beginning of the period	87,486	115,157

Cash, cash equivalents and restricted cash at the end of the period	$115,157	$1,337,848

Cash and cash equivalents	111,947	1,337,798
Restricted cash	3,210	50

Total cash, cash equivalents, and restricted cash shown in statements of cash flows	$115,157	$1,337,848

Supplemental disclosures of cash flow information
Cash paid (refunded) for income taxes	$5	$164

Supplemental disclosure of noncash financing and investing activities:
Value of equity consideration to acquire Dubsmash	$6,166	$—

Purchases of property and equipment included in accounts payable and accrued liabilities	$385	$683

Vesting of early exercised options and restricted stock	$985	$1,403

Retirement of treasury stock	$—	$105,488

Unpaid deferred offering costs	$—	$3,264

The accompanying notes are an integral part of these financial statements

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of the Business

Description of Business

Reddit, Inc. (“Reddit”, “we,” “our,” or “us”) was incorporated in the state of Delaware. Our mission is to bring community, belonging, and empowerment to everyone in the world. We built Reddit with the belief that communities can unlock the power of human creativity and create a sense of belonging and empowerment for their members. We believe the world needs community more than ever, and that this represents our greatest opportunity to enrich the lives of everyone in the world. We are headquartered in San Francisco, California, and have several offices around the world.

Advance Magazine Publishers Inc.

As of December 31, 2021, Advance Magazine Publishers Inc. (“Advance”), a subsidiary of Advance Publications, Inc., holds all of the Series A preferred stock and 35.1% of the combined voting rights of our outstanding preferred and common stock. For as long as Advance holds the Series A preferred stock, Advance will have the ability to appoint the majority of the Board of Directors, and the affirmative vote or written consent of Advance will be required for certain corporate actions, including fundamentally changing our business, including entering into new lines of business, appointing or removing the Chief Executive Officer, adoption of the annual, or any longer term, business plan or budget, any determinations with respect to mergers or other business combinations involving us, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, adopting, modifying or changing the terms of equity compensation plans, and the payment of dividends with respect to our outstanding stock.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Our consolidated financial statements include the accounts of Reddit, Inc. and our wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Management’s estimates are based on historical information available as of the date of the consolidated financial statements and various other assumptions that we believe are reasonable under the circumstances. Actual results could differ materially from those estimates.

Significant estimates relate primarily to determining the fair value of stock-based awards, the incremental borrowing rate used to determine operating lease right-of-use assets and lease liabilities, and the fair value of assets and liabilities assumed in business combinations. On an ongoing basis, management evaluates our estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of assets and liabilities.

Advertising Revenue

We generate substantially all of our revenue through the sale of advertising on our mobile applications and website. We recognize revenue only after transferring control of promised goods or services to customers, which

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

occurs when a user clicks on an ad contracted on a cost per click (“CPC”) basis, views an ad contracted on a cost per thousand impressions (“CPM”) basis, views a video ad contracted on a cost per view (“CPV”) basis, and on a fixed fee basis, based upon ad delivery over the service period, which is typically less than 30 days in duration. Generally, we recognize advertising revenue on a gross basis since we control the advertising units before being transferred to our users. In arrangements where another party is involved in providing specified services to a customer, we evaluate whether we are the principal or agent. In this evaluation, we consider if we obtain control of the specified goods or services before they are transferred to the customer. For advertising revenue arrangements where we are not the principal, we recognize revenue on a net basis. For the periods presented, revenue for arrangements where we are the agent was not material. For revenue arrangements with our programmatic partners, which are third-party platform customers who sell advertising space on our behalf, we recognize revenue when delivery occurs for the amount of consideration to which we expect to be entitled.

The transaction price in advertising arrangements is generally calculated as the number of advertising units delivered multiplied by the contractually agreed upon CPC, CPM, or CPV basis or on a fixed fee basis. Revenue is recognized based on the number of clicks, impressions, or views, or ratable over the service period, respectively.

Payments for advertising arrangements are due based on the contractually stated payment terms, usually within 30 to 60 days. Sales and other similar taxes are excluded from revenue.

Other Revenue

We also generate revenue from Reddit Premium subscriptions. Premium subscriptions offer users certain added benefits, including viewing ad-free content on our mobile applications and website, access to a members’ lounge, and exclusive customization of Snoovatars. Subscription fees are recognized ratably over the subscription period, which is generally less than one year.

Payments for subscriptions are received upfront, are non-refundable, and relate to non-cancellable contracts that specify our performance obligations.

Cost of Revenue

Cost of revenue consists primarily of expenses associated with the delivery of our platform. The majority of these costs include payments to third parties for the cost of hosting, supporting, and maintaining our mobile applications and website. Cost of revenue also includes personnel-related expenses including salaries, benefits and stock-based compensation, credit card and other transaction processing fees, as well as allocated facilities and other supporting overhead costs.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs including salaries, benefits, and stock-based compensation for engineers and other employees engaged in the research, design, and development of new and existing products. Research and development expenses also include consulting services and hosting costs associated with internal research and development activities, as well as allocated facilities and other supporting overhead costs.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of personnel-related costs including salaries, benefits, and stock-based compensation for employees engaged in sales, sales support, business and brand development, marketing, and customer service functions. Sales and marketing expenses also include costs incurred for

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

advertising, market research, branding, professional services, marketing, and promotional expenditures, as well as allocated facilities and other supporting overhead costs.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs including salaries, benefits, and stock-based compensation for certain executives as well as employees engaged in finance, legal, human resources, information technology, communications, and other administrative teams. General and administrative expenses also include costs incurred for professional services, including outside legal and accounting services, cryptocurrency impairment, as well as allocated facilities and other supporting overhead costs.

Advertising Costs

Advertising costs are expensed as incurred and were $5.5 million and $12.3 million for the years ended December 31, 2020 and 2021, respectively.

Stock-Based Compensation

We measure and recognize compensation expense for stock-based awards, including stock options and restricted stock units (“RSUs”), granted to employees and non-employees based on the grant date fair value of the awards granted. For tender offer transactions and secondary sale transactions with existing investors, we recognize stock-based compensation expense representing the excess of the purchase price over the fair value of our common stock on the date of the transaction. See Note 12—Stock-Based Compensation for more information.

Income Taxes

We account for income taxes using an asset and liability approach. Under this method, the tax provision includes taxes currently due plus the net change in deferred tax assets and liabilities. Deferred tax assets and liabilities arise from temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will be paid or refund received, as provided for under currently enacted tax law. In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. If, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized, a valuation allowance is recorded. Should there be a change in the ability to recover deferred tax assets, the income tax provision would increase or decrease in the period in which the assessment is changed.

We recognize the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Any interest and penalties related to unrecognized tax benefits are recognized as income tax expense in the consolidated statements of operations.

Functional Currency

The U.S. dollar is the functional currency for all subsidiaries, and therefore, foreign currency denominated monetary assets and liabilities are remeasured into U.S. dollars at exchange rates at the balance sheet date and foreign currency denominated non-monetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Gains or losses from foreign currency remeasurement and settlements are included in other income (expense), net in the consolidated statements of operations. Net foreign exchange gains and losses were not material for the years ended December 31, 2020 and 2021.

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents consist of highly liquid investments with original maturities of 90 days or less from the date of purchase. We define restricted cash as cash that cannot be withdrawn or used for general operating activities. Restricted cash is classified as current or noncurrent assets based on the contractual or estimated term of the remaining restriction. As of December 31, 2020 and 2021, there was $3.2 million and $0.1 million, respectively, of restricted cash included in other noncurrent assets in the consolidated balance sheets.

Marketable Securities

We hold investments in marketable securities consisting of U.S. government securities, corporate bonds, and commercial paper. We classify our marketable securities as available-for-sale investments because they represent investments available for current operations. Our available-for-sale investments are carried at fair value with any unrealized gains and losses included in accumulated other comprehensive income (loss) in stockholders’ deficit. Gains or losses on the sale or maturities of marketable securities are determined using the specific identification method and recorded in other income (expense), net in our consolidated statements of operations. Unrealized losses are recorded in other income (expense), net when a decline in fair value is determined to be other than temporary. During the years ended December 31, 2020 and 2021, we did not recognize any other than temporary losses.

Fair Value Measurements

Certain financial instruments are required to be recorded at fair value. Other financial instruments, including cash, cash equivalents, and restricted cash, are recorded at cost, which approximates fair value. Additionally, the carrying amounts of accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses, and other current liabilities approximate fair value due to their short-term nature.

Accounts Receivable, Net

Accounts receivable are recorded at the invoiced amount, net of any allowance for doubtful accounts to reserve for potentially uncollectible receivables. We determine the allowance for doubtful accounts based on an evaluation of the aging and collectability of accounts receivable on a customer-by-customer basis. We periodically assess the collectability of accounts receivable and determine an allowance by taking into consideration the aging of our receivables, historical write-offs, probability of collection, and other relevant data. The allowance for doubtful accounts was $0.2 million and $0.1 million as of December 31, 2020 and 2021, respectively.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation. We compute depreciation using the straight-line method over the estimated useful lives of the assets, which is generally three to five years for computer equipment, furniture, and fixtures. Leasehold improvements are depreciated over the shorter of the lease term or the useful life of the assets. Maintenance and repairs are expensed as incurred.

Software Development Costs

Software development costs include costs to develop software to be used to meet internal needs and applications used to deliver our services. We capitalize development costs related to these software applications

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

once the preliminary project stage is complete, it is probable that the project will be completed, and the software will be used to perform the function intended. Due to the iterative process of our development projects, development costs meeting our capitalization criteria were not material for the periods presented.

Leases

Leases arise from contractual obligations that convey the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. We determine if a contract is, or contains, a lease at contract inception. All of our leases are operating leases and are included in operating lease right-of-use assets, net, operating lease liabilities and operating lease liabilities, non-current on the consolidated balance sheets.

Operating lease right-of-use assets and operating lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term discounted using our incremental borrowing rate. Operating lease right-of-use assets also include any lease payments made and exclude lease incentives. As our leases do not provide an implicit rate, the incremental borrowing rate used is estimated based on what we would have to pay on a collateralized basis over a similar term as the lease. Lease payments include fixed payments and any variable payments based on an index or rate, and are recognized as lease expense on a straight-line basis over the term of the lease.

Deferred Offering Costs

Deferred offering costs, which consist of direct incremental legal, accounting, consulting, and other fees related to our planned initial public offering (“IPO”) are capitalized in other noncurrent assets on the consolidated balance sheets. The deferred offering costs will be offset against IPO proceeds upon the consummation of an IPO. In the event the planned IPO is terminated, the deferred offering costs will be immediately expensed in the consolidated statements of operations. There were no deferred offering costs recorded as of December 31, 2020. Deferred offering costs as of December 31, 2021 were $6.3 million.

Business Combinations

We include the results of operations of the businesses that we acquire from the date of acquisition. We determine the fair value of the assets acquired and liabilities assumed based on their estimated fair values as of the respective date of acquisition. The excess purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenues and cash flows, discount rates, and selection of comparable companies. Our estimates of fair value are based on assumptions believed to be reasonable, but are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

When we issue payments or grants of equity to selling stockholders in connection with an acquisition, we evaluate whether the payments or awards are compensatory. This evaluation includes whether cash payments or stock award vesting is contingent on the continued employment of the selling stockholder beyond the acquisition date. If continued employment is required for the cash to be paid or stock awards to vest, the award is treated as compensation for post-acquisition services and is recognized as compensation expense.

Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in our consolidated statements of operations.

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Goodwill

Goodwill represents the excess of the aggregate purchase consideration over the fair value of net assets acquired in a business combination. We perform our annual impairment test on October 1. We also test for impairment whenever events or circumstances indicate that the fair value of goodwill has been impaired. Our impairment tests are based on a single operating segment and reporting unit structure. No impairment charges were recorded during the years ended December 31, 2020 or 2021.

Acquired Intangible Assets

Identifiable acquired intangible assets consist primarily of acquisition-related developed technology. We determine the appropriate useful life of our intangible assets by performing an analysis of expected cash flows of the acquired assets. Intangible assets are recorded at cost and amortized on a straight-line basis over the estimated useful life of two and half years in cost of revenue in our consolidated statements of operations.

Cryptocurrency

We account for cryptocurrency held as intangible assets with indefinite useful lives, which are measured at cost, net of any impairment losses incurred since acquisition, on the consolidated balance sheets. Cryptocurrency accounted for as intangible assets are not amortized, but assessed for impairment quarterly, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment has occurred, we compare the carrying value to the lowest market price quoted on our principal market for cryptocurrencies since acquiring the cryptocurrency and record the difference as cryptocurrency impairment in general and administrative expenses in our consolidated statements of operations. After an impairment loss is recognized, the adjusted carrying value becomes its new accounting basis. A subsequent reversal of a previously recognized impairment loss is prohibited until the sale or disposal of the cryptocurrency.

The computation of gains or losses on the sale of cryptocurrency, or use of cryptocurrency to settle any obligations, are based on the difference between the market price quoted on our principal market for cryptocurrencies at the time of sale or settlement and the cost basis of the cryptocurrency, which is determined on a first-in, first-out basis. Gains and losses realized upon the sale or settlement of cryptocurrencies are also recorded in general and administrative expenses in our consolidated statements of operations. There have been no sales of cryptocurrency and no material settlement of obligations using cryptocurrency through December 31, 2021.

Impairment of Long-Lived Assets

We evaluate recoverability of our property and equipment and definite-lived intangible assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Events and changes in circumstances considered in determining whether the carrying value of long-lived assets may not be recoverable include significant changes in performance relative to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in our business strategy. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows to be generated. If impairment is indicated based on a comparison of the assets’ carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the assets. We determined that there were no events or changes in circumstances that indicated our long-lived assets were impaired during the years ended December 31, 2020 or 2021.

Concentration of Business Risk

We primarily use Amazon Web Services for our hosting requirements. A disruption or loss of service from Amazon Web Services could harm our ability to operate. Although we believe there are other qualified providers

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

that can provide these services, a transition to a new provider could create a disruption to our business and negatively impact our operating results.

Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents, restricted cash, marketable securities, and accounts receivable. We maintain cash and cash equivalents with several financial institutions. We believe that the financial institutions that hold our cash and cash equivalents are financially sound and, accordingly, minimal credit risks exist with respect to these balances. We maintain investments in U.S. government securities, corporate debt securities, and money market accounts that carry high credit ratings and accordingly, minimal credit risk exists with respect to these balances.

One of our customers accounted for 12% of our revenues for the year ended December 31, 2020 and no customer accounted for greater than 10% of our revenues for the year ended December 31, 2021. Additionally, one customer accounted for 22% and 11% of our trade accounts receivable as of December 31, 2020 and 2021, respectively.

We perform ongoing credit evaluations of our customers and generally do not require collateral.

Segments

We have determined that we have a single operating segment. Our Chief Executive Officer is our chief operating decision maker who evaluates performance and makes operating decisions about allocating resources based on consolidated financial data. As of December 31, 2020 and 2021, substantially all of our long-lived assets were located within the United States.

Emerging Growth Company Status

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies.

We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we are (i) no longer an emerging growth company or we (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards based on public company effective dates.

We will remain an emerging growth company until the earliest of (i) the last day of the first fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which our total annual gross revenue is at least $1.07 billion, or (c) when we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Recently Adopted Accounting Pronouncements

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The guidance eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge (i.e. Step 2 of the legacy guidance), instead measuring

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the impairment charge as the excess of the reporting unit’s carrying amount over its fair value (i.e. Step 1 of the legacy guidance). We adopted ASU 2017-04 effective January 1, 2021 and the adoption did not have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and other–Internal-Use Software (Subtopic 350-40), which amended guidance for costs of implementing a cloud computing service arrangement and aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The ASU requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine whether to capitalize certain implementation costs or expense them as incurred. We adopted ASU 2018-15 as of January 1, 2021 using a prospective transition approach and the adoption did not have a material impact on our consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. ASU 2019-12 removes certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The guidance is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted. We early adopted ASU 2019-12 on a prospective basis in the fourth quarter of 2021, and the adoption did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326: Measurement of Credit Losses on Financial Instruments). This standard amends guidance related to impairment of financial instruments by replacing the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The standard is effective for us beginning January 1, 2023, with early adoption permitted. We will early adopt ASU No. 2016-13 effective January 1, 2022 and are currently evaluating the impact the adoption will have on our consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, that provides optional expedients for a limited period of time for accounting for contracts, hedging relationship, and other transactions affected by the London Interbank Offered Rate (LIBOR) or other reference rates expected to be discontinued. These optional expedients can be applied from March 2020 through December 31, 2022. We are currently evaluating the impact the adoption will have on our consolidated financial statements.

3. Revenue

The following table represents our revenue disaggregated by source:

	Year Ended December 31,
	2020	2021
	(in thousands)
Advertising revenue	$220,973	$471,835
Other revenue	7,935	13,081

Total revenue	$228,908	$484,916

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table represents our revenue disaggregated by geography based on the billing address of the customer:

	Year Ended December 31,
	2020	2021
	(in thousands)
Revenue:
United States	$206,773	$399,631
Rest of world(1)	22,135	85,285

Total revenue	$228,908	$484,916

(1)	Other than the United States, no individual country represented 10% or more of total revenue during the years ended December 31, 2020 and 2021.

We recognized substantially all of the deferred revenue as of December 31, 2020, which was not material, as revenue in 2021. As of December 31, 2021, remaining performance obligations that have a duration of more than one year are immaterial.

4. Net Income (Loss) per Share

We compute net income (loss) per share of Class A common stock and Class B common stock using the two-class method required for multiple classes of common stock and participating securities. Our participating securities include Series A, Series A-1, Series B, Series C, Series D, Series D-1, Series E, Series F, and Series F-1 convertible preferred stock, as the holders of these series of preferred stock are entitled to receive noncumulative dividends subject to certain requirements at an annual rate of 8% of the respective original issue price then in effect in the event that a dividend is paid on common stock.

The holders of Series A, Series A-1, Series B, Series C, Series D, Series D-1, Series E, Series F, and Series F-1 convertible preferred stock do not have a contractual obligation to share in our losses. As such, our net losses for the years ended December 31, 2020 and 2021 were not allocated to these participating securities.

The following table presents the calculation of basic and diluted net income (loss) per share attributable to common stock:

	December 31, 2020
	Class A	Class B	Consolidated
	(in thousands, except share and per share data)
Numerator:
Net income (loss) attributable to common stockholders	$(702)	$(58,471)	$(59,173)
Denominator:
Basic weighted average common shares outstanding	572,409	47,685,169	48,257,578
Dilutive weighted average common shares outstanding	572,409	47,685,169	48,257,578
Basic and diluted income (loss) per share attributable to common stockholders:	$(1.23)	$(1.23)	$(1.23)

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2021
	Class A	Class B	Consolidated
	(in thousands, except share and per share data)
Numerator:
Net income (loss) attributable to common stockholders	$(7,971)	$(119,925)	$(127,896)
Denominator:
Basic weighted average common shares outstanding	3,221,859	48,471,456	51,693,315
Dilutive weighted average common shares outstanding	3,221,859	48,471,456	51,693,315
Basic and diluted income (loss) per share attributable to common stockholders:	$(2.47)	$(2.47)	$(2.47)

As of December 31, 2020 and 2021, basic and diluted shares are the same as there are no securities that are dilutive.

The following outstanding potentially dilutive shares, including stock options which have been exercised prior to vesting, were excluded from the computation of diluted net income (loss) per share attributable to common stock for the periods presented because the impact of including them would have been anti-dilutive.

	December 31, 2020
	Class A	Class B	Consolidated
Stock options	22,038,843	14,695,220	36,734,063
RSUs	4,050,214	562,447	4,612,661
Preferred shares	—	49,086,889	49,086,889

	26,089,057	64,344,556	90,433,613

	December 31, 2021
	Class A	Class B	Consolidated
Stock options	17,889,042	8,426,234	26,315,276
RSUs	11,010,349	562,447	11,572,796
Preferred shares	5,104,017	67,917,432	73,021,449

	34,003,408	76,906,113	110,909,521

5.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities

•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data

•	Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions or external inputs from inactive markets

We classify our cash equivalents and marketable securities within Level 1 or Level 2 because we use quoted market prices or alternative pricing sources and models utilizing market observable inputs to determine their fair value. There were no transfers between levels during the periods presented.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following tables set forth our financial assets that are measured at fair value on a recurring basis:

		December 31, 2020
	Fair Value Hierarchy Level	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
		(in thousands)
Cash equivalents:
Money market funds	Level 1	$89,765	$—	$—	$89,765
Marketable securities:
U.S. treasury securities	Level 1	25,159	3	(1)	25,161
Corporate bonds	Level 2	118,346	190	(4)	118,532
Commercial paper	Level 2	106,987	10	—	106,997

Total marketable securities, current		$250,492	$203	$(5)	$250,690

Marketable securities, noncurrent:
Corporate bonds	Level 2	4,604	—	(2)	4,602

Total		$344,861	$203	$(7)	$345,057

		December 31, 2021
	Fair Value Hierarchy Level	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
		(in thousands)
Cash equivalents:
Money market funds	Level 1	$1,187,201	$—	$—	$1,187,201
Marketable securities:
U.S. treasury securities	Level 1	9,988	—	(49)	9,939
Corporate bonds	Level 2	56,087	—	(188)	55,899
Commercial paper	Level 2	9,497	—	(1)	9,496

Total marketable securities, current		$75,572	$—	$(238)	$75,334

Total		$1,262,773	$—	$(238)	$1,262,535

As of December 31, 2020 and 2021, gross unrealized losses within accumulated other comprehensive income (loss) were not material. As of December 31, 2021, we classify our marketable securities as available-for-sale investments in our current assets because they represent investments available for current operations. As of December 31, 2021, the amortized cost of marketable securities with maturities less than one year was $28.9 million and the amortized cost of marketable securities with maturities between one and five years was $46.7 million.

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31, 2020	December 31, 2021
	(in thousands)
Prepaid expenses	$18,352	$24,658
Other receivables	4,972	464
Interest receivable	956	308
Other	271	635

Total prepaid expenses and other current assets	$24,551	$26,065

Property and Equipment, Net

Property and equipment, net, consisted of the following:

	December 31, 2020	December 31, 2021
	(in thousands)
Computer equipment, furniture, and fixtures	$4,294	$7,280
Leasehold improvements	2,645	2,790
Construction-in-progress	377	378

Total property and equipment	7,316	10,448
Less: accumulated depreciation	(2,841)	(5,076)

Total property and equipment, net	$4,475	$5,372

Depreciation expense was $1.3 million and $2.2 million during the years ended December 31, 2020 and 2021, respectively.

Other Noncurrent Assets

Other noncurrent assets consisted of the following:

	December 31, 2020	December 31, 2021
	(in thousands)
Prepaid expenses	$5,191	$659
Restricted cash	3,210	50
Deferred offering costs	—	6,252
Debt issuance costs (Note 15)	—	1,634
Other	829	677

Total other noncurrent assets	$9,230	$9,272

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31, 2020	December 31, 2021
	(in thousands)
Research development agreement obligation(1)	$15,000	$—
Accrued compensation and benefits	14,784	21,161
Deferred revenue	2,256	7,533
Accrued expenses	1,378	8,010
Other	517	4,006

Total accrued expenses and other current liabilities	$33,935	$40,710

(1)

In December 2020, we entered into a research development agreement with a third party and received $15.0 million in upfront research and development funds. In December 2021, we terminated the agreement and returned all of the remaining funds. There was no material impact to the consolidated statement of operations from this agreement for the year ended December 31, 2021.

Other Noncurrent Liabilities

Other noncurrent liabilities consisted of the following:

	December 31, 2020	December 31, 2021
	(in thousands)
Accrued payroll taxes(1)	$1,797	$—
Other	3	568

Total other noncurrent liabilities	$1,800	$568

(1)	Amount relates to the non-current portion of the CARES act social security deferral.

7.	Operating Leases

We have entered into various non-cancelable operating leases agreements, primarily for the use of office space, expiring at various dates through 2025. Our lease terms include options to extend or terminate the lease when it is reasonably certain they will be exercised. We consider these options in determining the lease term on a lease-by-lease basis. We account for lease components and non-lease components as a single lease component for all leases. None of our lease agreements contain material non-lease components, material residual value guarantees, or restrictive covenants. We have elected an accounting policy to not recognize short-term leases, which have a lease term of twelve months or less, on the consolidated balance sheets.

Lease Cost

The components of lease cost were as follows:

	Year Ended December 31,
	2020	2021
	(in thousands)	(in thousands)
Operating lease cost	$10,049	$9,507
Short-term lease cost	1,589	2,262
Variable lease cost	479	580

Total lease costs	$12,117	$12,349

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Lease Term and Discount Rate

The weighted-average remaining lease term (in years) and discount rate related to the operating leases were as follows:

	Year Ended December 31,
	2020	2021
Weighted-average remaining lease term	2.90	1.96
Weighted-average discount rate	4.78%	2.02%

Maturity of Lease Liabilities

The present value of our operating lease liabilities was as follows:

Year ending December 31,	(in thousands)
2022	$7,062
2023	5,811
2024	682
2025	199
Thereafter	—

Total undiscounted lease payments	13,754
Less: imputed interest	(294)

Present value of lease liabilities	$13,460

Operating lease liabilities	6,854
Operating lease liabilities, noncurrent	6,606

Total	$13,460

Other Information

Right-of-use assets obtained in exchange for lease liabilities were $4.7 million and $1.5 million for the years ended December 31, 2020 and 2021, respectively. Cash payments included in the measurement of our operating lease liabilities were $13.1 million and $7.3 million for the years ended December 31, 2020 and 2021, respectively.

We have future payment obligations of $17.2 million related to an executed lease agreement for which the related lease has not yet commenced as of December 31, 2021.

8. Business Combination

In December 2020, we completed the acquisition of 100% of the outstanding equity of Dubsmash, Inc. (“Dubsmash”). Dubsmash is a private short-form mobile video platform that combines videos users shoot with pre-recorded sounds.

The purchase consideration was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date with the excess recorded as goodwill.

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The total consideration transferred in the acquisition was $6.9 million and consisted of the following:

December 31, 2020
(in thousands)
Common stock of Reddit, Inc.	$3,652
Replacement of Dubsmash options	2,514
Assumed liabilities	764

Total purchase consideration	$6,930

As part of the acquisition, we issued replacement stock options, of which $2.5 million was attributable to services performed prior to the acquisition date and was allocated to purchase consideration. The remaining fair value of $2.8 million was allocated to future services and will be expensed over the remaining service periods as stock-based compensation.

The results of operations and the fair values of the assets acquired and liabilities assumed have been included in the consolidated financial statements from the date of acquisition. The following table summarizes the estimated fair values of assets acquired and liabilities assumed using a cost-plus valuation approach:

December 31, 2020
(in thousands)
Prepaid expenses and other current assets	$223
Developed technology	760
Goodwill	6,471

Total assets	7,454
Accounts payable	524

Total liabilities	524

Net assets acquired	$6,930

Goodwill is primarily attributable to expected post-acquisition synergies from integrating Dubsmash’s technology into our platform. Goodwill recorded in connection with the acquisition is not deductible for income tax purposes. Our net deferred tax position remained unchanged as a result of the acquisition.

Unaudited pro forma results of operations assuming the Dubsmash acquisition had taken place at the beginning of the annual period are not provided because the historical operating results of the acquired entity were not material.

9. Goodwill and Intangible Assets

Goodwill

As of December 31, 2020, the net book value of goodwill of $6.5 million is solely related to the Dubsmash acquisition in December 2020. There was no change in the carrying amount of goodwill during the year ended December 31, 2021.

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Acquired Intangible Assets

Acquired intangible assets consisted of the developed technology acquired in the Dubsmash acquisition:

	December 31, 2020
	Gross carrying value	Accumulated amortization	Net value
	(in thousands)
Developed technology	$760	$—	$760

	December 31, 2021
	Gross carrying value	Accumulated amortization	Net value
	(in thousands)
Developed technology	$760	$304	$456

The developed technology is amortized on a straight-line basis over its estimated useful life of two and a half years to cost of revenue. Amortization expense was not material for the year ended December 31, 2020. Amortization expense was $0.3 million for the year ended December 31, 2021.

The estimated future amortization expense related to developed technology as of December 31, 2021 was as follows:

Year ending December 31,	(in thousands)
2022	$304
2023	152

Total	$456

Cryptocurrency

As of December 31, 2021, the carrying value of our cryptocurrencies, which consisted of Bitcoin and Ether, was $5.2 million. During the year ended December 31, 2021, we recognized impairment losses of $0.9 million related to these cryptocurrencies. We did not hold any cryptocurrency assets as of December 31, 2020.

10.	Convertible Preferred Stock

Convertible preferred stock outstanding consisted of the following:

	December 31, 2020
	Shares authorized	Shares issued and outstanding	Original issue price per share	Aggregate liquidation preference	Net carrying value
	(in thousands, except share, per share, and year data)
Series A	7,500,000	7,500,000	$2.67	$35,000	$21,670
Series A-1	114,746	114,746	5.93	680	680
Series B	17,564,937	17,564,937	6.26	110,011	130,567
Series C	10,073,589	10,073,589	15.77	158,900	158,048
Series D	13,833,617	11,276,020	21.69	244,535	244,464
Series D-1	13,833,617	2,557,597	21.69	55,465	55,315

Total	62,920,506	49,086,889		$604,591	$610,744

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2021
	Shares authorized	Shares issued and outstanding	Original issue price per share	Aggregate liquidation preference	Net carrying value
	(in thousands, except share, per share, and year data)
Series A	7,500,000	7,500,000	$2.67	$35,000	$21,670
Series A-1	114,746	114,746	5.93	680	680
Series B	17,564,937	17,564,937	6.26	110,011	130,567
Series C	10,073,589	10,073,589	15.77	158,900	158,048
Series D	13,833,617	10,290,493	21.69	223,163	223,092
Series D-1	13,833,617	3,543,124	21.69	76,837	76,687
Series E	12,195,638	12,195,638	42.47	518,002	517,577
Series F	6,634,905	6,634,905	61.79	410,000	409,862
Series F-1	5,113,732	5,104,017	61.79	315,400	315,309

Total	86,864,781	73,021,449		$1,847,993	$1,853,492

In 2021, we completed three issuances of preferred stock. In February 2021, we completed our Series E round of preferred stock financing (“Series E Financing”). The financing round resulted in the issuance of 12,195,638 Series E shares at $42.47 per share for net proceeds of $517.6 million. In September 2021, we completed our Series F and F-1 round of preferred stock financing (“Series F Financing”). The financing round resulted in the issuance of 6,634,905 Series F shares at $61.79 per share for net proceeds of $409.9 million and 5,104,017 Series F-1 shares at $61.79 per share for net proceeds of $315.3 million.

Dividends

The holders of Series A, Series A-1, Series B, Series C, Series D, Series D-1, Series E, Series F, and Series F-1 convertible preferred stock (collectively referred to as “Preferred Stock”) are entitled to noncumulative dividends at an annual rate of 8% of the respective original issue price then in effect (approximately $0.21, $0.47, $0.50, $1.26, $1.73, $1.73, $3.40, $4.94, and $4.94 per share, respectively). Such dividends shall be payable only when, and if, declared by our board of directors. There were no dividends declared or paid through December 31, 2021.

Liquidation Preference

In the event of any (i) liquidation, dissolution or winding up of Reddit, (ii) the consummation of certain mergers or consolidations, (iii) certain change of control transactions, or (iv) other disposition of all or substantially all of the Company’s assets or intellectual property (each, a “liquidation event”), the holders of Series A, Series B, Series C, Series D, Series D-1, Series E, Series F, and Series F-1 are entitled to receive, prior and in preference to the holders of Series A-1, Class A common stock and Class B common stock, an amount per share equal to their full preferential amounts plus any declared and unpaid dividends. If the assets available for distribution are insufficient to pay such amounts, then the available assets will be distributed ratably among the holders of Series A, Series B, Series C, Series D, Series D-1, Series E, Series F, and Series F-1 in proportion to the full amount each holder is otherwise entitled to receive. After payment to the holders of Series A, Series B, Series C, Series D, Series D-1, Series E, Series F, and Series F-1 of their full preferential amounts, the holders of Series A-1 are entitled to receive, prior and in preference to the holders of Class A common stock and Class B common stock, an amount per share equal to its full preferential amount plus all declared and unpaid dividends. If the remaining assets available for distribution are insufficient to pay such amounts, then the remaining assets

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

will be distributed ratably among the holders of Series A-1 in proportion to the full amount each holder is otherwise entitled to receive. After payment to the holders of Series B, Series C, Series D, Series D-1, Series E, Series F, and Series F-1, and Series A and Series A-1 of their full preferential amounts, our remaining assets will be distributed ratably among the holders of Class A common stock and Class B common stock in proportion to the number of shares of common stock held by each holder. The preferential amounts per share of the Series A, Series A-1, Series B, Series C, Series D, Series D-1, Series E, Series F, and Series F-1 convertible preferred stock were approximately $4.67, $5.93, $6.26, $15.77, $21.69, $21.69, $42.47, $61.79, and $61.79 as of December 31, 2021.

Voting Rights

The holders of each share of Series A, Series A-1, Series B, Series C, Series D, Series D-1, Series E, and Series F are entitled to the number of votes equal to the number of shares of Class B common stock in which their respective shares are convertible. The holders of each share of Series F-1 are entitled to the number of votes equal to the number of shares of Class A common stock in which their respective shares are convertible. The holders of Series B convertible preferred stock, voting as a separate class on an as-converted basis, have the right to elect one director. The holders of Series A convertible preferred stock, voting as a separate class on an as-converted basis, have the right to elect three directors. The holders of Class A common stock and Class B common stock, voting together as a single class, have the right to elect one director. The holders of Series A preferred stock, Series B preferred stock, Series C preferred Stock, Series D preferred Stock, Class A common stock, and Class B common stock, voting together as a single class on an as-converted basis, have the right to elect two directors and any additional directors.

Conversion

The holders of each share of convertible preferred stock have the option to convert each share of Preferred Stock at any time into a number of shares of Class B common stock determined by dividing the original issue price per share by the then-current conversion price for such series, except for Series F-1, which is convertible 1:1 into shares of Class A common stock. The original issue prices per share for Series A, Series A-1, Series B, Series C, Series D, Series D-1, Series E, Series F, and Series F-1 convertible preferred stock are approximately $2.67, $5.93, $6.26, $15.77, $21.69, $21.69, $42.47, $61.79, and $61.79, respectively, and subject to adjustments for certain dilutive issuances, splits, combinations and other recapitalizations or reorganizations. The conversion ratio was 1:1 for each series of convertible preferred stock into shares of Class B common stock, except for Series F-1, which is convertible into shares of Class A common stock. The holders of Series D convertible preferred stock have the option to convert each share of preferred stock into a number of shares of Series D-1 convertible preferred stock determined by the original issue price of Series D divided by the original issue price of Series D-1. The holders of Series D-1 convertible preferred stock have the option to convert each share of Preferred Stock into a number of shares of Series D convertible preferred stock determined by the original issue price of Series D-1 divided by the original issue price of Series D. The conversion ratio was 1:1 for Series D and Series D-1 preferred stock. In addition, each share of Series A and Series A-1 convertible preferred stock will automatically be converted into Class B common stock immediately upon the earlier of (i) the closing of an initial public offering that results in aggregate net proceeds to us of at least $100.0 million (“Qualified IPO”), (ii) the affirmative election of the holders of at least a majority of the then-outstanding shares of Series A, voting as a separate series, or (iii) a liquidation event in which we are valued at more than $240.0 million. Each share of Series B convertible preferred stock will automatically be converted into Class B common stock immediately upon the earlier of (i) a Qualified IPO or (ii) the affirmative election of the holders of at least a majority of the then-outstanding shares of Series B, voting as a separate series. Each share of Series C convertible preferred stock will automatically be converted into Class B common stock immediately upon the earlier of (i) a Qualified IPO or (ii) the affirmative election of the holders of at least a majority of the then-outstanding shares of Series C,

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

voting as a separate series. Each share of Series D convertible preferred stock will automatically be converted into Class B common stock immediately upon the earlier of (i) a Qualified IPO or (ii) the affirmative election of the holders of at least a majority of the then-outstanding shares of Series D, voting as a separate series. Each share of Series D-1 convertible preferred stock will automatically be converted into Class B common stock immediately upon the earlier of (i) a Qualified IPO or (ii) the affirmative election of the holders of at least a majority of the then-outstanding shares of Series D-1, voting as a separate series. Each share of Series E convertible preferred stock will automatically be converted into Class B common stock immediately upon the earlier of (i) a Qualified IPO or (ii) the affirmative election of the holders of at least a majority of the then-outstanding shares of Series E, voting as a separate series. Each share of Series F convertible preferred stock will automatically be converted into Class B common stock immediately upon the earlier of (i) a Qualified IPO or (ii) the affirmative election of the holders of at least a majority of the then-outstanding shares of Series F, voting as a separate series. Each share of Series F-1 convertible preferred stock will automatically be converted into Class A common stock immediately upon the earlier of (i) a Qualified IPO or (ii) the affirmative election of the holders of at least a majority of the then-outstanding shares of Series F-1, voting as a separate series. Upon such automatic conversion, any declared and unpaid dividends shall be paid.

Redemption

The holders of convertible preferred stock have no rights to redeem shares. The convertible preferred stock is redeemable upon the occurrence of a deemed liquidation event that is not solely within the control of Reddit. Therefore, convertible preferred stock is classified as mezzanine equity on the consolidated balance sheets. The carrying values of convertible preferred stock have not been adjusted to their liquidation preferences as these events have not occurred as of December 31, 2020 or 2021. Carrying values will be adjusted to their liquidation preferences if and when it becomes probable that such events will occur.

11. Common Stock

Class A and Class B Common Stock

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share. Shares of Class B common stock may be converted to Class A common stock at any time at the option of the stockholder. Shares of Class B common stock will automatically convert to Class A common stock upon the date specified by vote of the holders of at least 80% of the then-outstanding shares of Class B common stock, voting as a separate class.

Common Stock Reserved for Issuance

The total number of shares reserved for grant and issuance under the 2017 plan includes the authorized shares not issued under the Reddit, Inc. Amended and Restated 2012 Stock Option and Grant Plan as of the adoption on July 10, 2017. Further, any shares subject to issuance under the 2012 Plan that are cancelled, forfeited, or reacquired by the Company prior to vesting will be included in the total number of shares available for grant under the 2017 Plan.

During the year ended December 31, 2021, the Board of Directors approved an increase in the number of shares reserved and available for issuance under the 2017 Equity Incentive and Grant Plan by 15,716,021 shares.

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

We have reserved the following shares of common stock, on an as-converted basis, for future issuance:

	Year Ended December 31,
	2020	2021
Outstanding stock options	36,673,485	26,120,405
Outstanding RSUs	4,612,661	11,572,796
Conversion of outstanding convertible preferred stock	49,086,889	73,021,449
Remaining shares reserved for future stock option and RSU grants under the 2017 Plan	646,625	9,195,918

Total shares of common stock reserved	91,019,660	119,910,568

The remaining shares reserved for future issuance under the 2017 Plan relate to Class A common stock.

12. Stock-Based Compensation

2017 and 2012 Stock Plans

Our board of directors adopted, and our stockholders approved, the 2017 Equity Incentive and Grant Plan (“2017 Plan”) and the 2012 Stock Option and Grant Plan (“2012 Plan”). Under the 2017 and 2012 Plans, the board of directors may grant stock options and other equity-based awards to eligible employees and directors. The Company’s stock options vest based on terms in the stock option agreement and generally vest over four years with 25% of the award vesting one year from the vesting commencement date then ratably over the following 36 months. Restricted Stock Units vest based on terms in the RSU agreement and generally vest ratably over three years from the vesting commencement date.

Stock Options

Stock option grants generally expire ten years from the date of the grant. Option holders are allowed to exercise unvested options to acquire shares, which are subject to repurchase. Upon termination of service, we have the right to repurchase, at the original exercise price, any unvested (but issued) common stock. Shares subject to stock awards granted under the 2017 and 2012 Plans that are forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance.

The grant date fair value of stock options is estimated using a Black-Scholes option-pricing model. Calculating the fair value of stock options using the Black-Scholes model requires certain highly subjective inputs and assumptions including the fair value of the underlying common stock, the expected term of the stock option, and the expected volatility of the price of the underlying common stock. Forfeitures are accounted for as they occur. For awards that vest based only on continuous service, stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of four years.

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the stock option activity and activity regarding shares available for grant under our equity incentive plans during the year ended December 31, 2021:

	Outstanding Stock Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
	(in thousands, except share, per share, and year data)
Balance as of December 31, 2020	36,673,485	$4.85	6.77	$481,014
Granted	1,465,865	21.77
Exercised	(10,768,324)	3.91
Cancelled/Forfeited	(1,153,299)	7.75
Expired	(97,322)	1.93

Balance as of December 31, 2021	26,120,405	$6.07	6.20	$1,136,724

Vested as of December 31, 2021	18,754,897	$4.48	5.39	$846,085

Vested and expected to vest as of December 31, 2021	26,120,405	$6.07	6.20	$1,136,724

As of December 31, 2021, we had outstanding stock options for 26,120,405 common shares, of which 17,694,171 relate to Class A common stock and 8,426,234 relate to Class B common stock. As of December 31, 2021, total unrecognized compensation costs of $47.7 million related to unvested stock options is expected to be recognized on a straight-line basis over a weighted average period of 2.23 years.

Aggregate intrinsic value represents the difference between the exercise price of the options and the estimated fair value of our common stock. The intrinsic value of options exercised during the years ended December 31, 2020 and 2021 was $26.3 million and $303.4 million, respectively. The weighted average grant date fair value per share of options granted during the years ended December 31, 2020 and 2021 was $5.92 and $11.49, respectively. The total grant date fair value of options vested during the years ended December 31, 2020 and 2021 was $21.0 million and $27.0 million, respectively.

Early Exercised Options

Option holders have the right to exercise unvested options, which are subject to our repurchase rights at the original exercise price in the event of a voluntary or involuntary termination of employment of the stockholder prior to vesting. As of December 31, 2020, there were 60,578 early exercised options, of which 60,161 relate to Class A common stock and 417 of which relate to Class B common stock. As of December 31, 2021, there were 194,871 early exercised options, all of which relate to Class A common stock. As of December 31, 2020 and December 31, 2021, the aggregate repurchase price of early exercised options was $0.4 million and $2.1 million, respectively. The proceeds related to early exercised options are recorded as other current liabilities on the consolidated balance sheets until the options vest, at which point they are reclassified to equity.

Shares issued for early exercised options are included in issued and outstanding shares as they are legally issued and outstanding but are not deemed outstanding for accounting purposes until the shares vest.

Determination of Fair Value

We estimate the fair value of stock options using the Black-Scholes option-pricing model, which is dependent upon several variables, such as the fair value of our common stock, expected term of the option, expected volatility of the stock price, risk-free interest rate, and expected dividend rate.

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The assumptions used in the Black-Scholes option pricing model were determined as follows:

Fair Value of Common Stock—Prior to the completion of an IPO, the board of directors exercised reasonable judgment and considered numerous and subjective factors to determine the best estimate of the fair value of our common stock, including but not limited to the prices of recent issuances of our convertible preferred stock, third-party valuations of our common stock, the price paid by us to repurchase outstanding shares of common stock, the prices paid for our common stock in secondary market transactions, our performance and market position relative to our competitors or similar publicly traded companies, the likelihood and timing of achieving a liquidity event, the lack of marketability of our common stock, and U.S. and global capital market conditions.

Expected Term—The expected term of options represents the period that stock options are expected to be outstanding and is calculated using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

Expected Volatility—Since we do not have a sufficient trading history of our common stock, the expected volatility was derived from the average historical stock volatilities of our peer group. When considering which companies to include in our comparable industry peer companies, we focused on publicly-traded companies with businesses similar to ours.

Risk-Free Interest Rate—The risk-free interest rate is based on the implied yield currently available on U.S. Treasury notes with terms approximately equal to the option’s expected term.

Expected Dividend Rate—The dividend yield is assumed to be zero as we have not and do not expect to pay cash dividends on our common stock.

The fair value of stock options granted during the years ended December 31, 2020 and 2021 was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2020	2021
Expected term (in years)	5.95	5.88
Expected volatility	52.64%	55.17%
Risk-free interest rate	0.62%	1.01%
Expected dividend rate	0%	0%

RSUs

The following table summarizes the RSU activity during the year ended December 31, 2021:

	Service- based RSUs	Performance- based RSUs	Market- based RSUs	Total RSUs	Weighted- Average Grant Date Fair Value
Balance as of December 31, 2020	—	150,000	4,462,661	4,612,661	$3.83
Granted	7,168,896	—	—	7,168,896	36.41
Cancelled/Forfeited	(208,761)	—	—	(208,761)	27.42

Balance as of December 31, 2021	6,960,135	150,000	4,462,661	11,572,796	$23.59

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021, we had outstanding RSUs of 11,572,796 common shares, of which 11,010,349 cover shares of Class A common stock and 562,447 cover shares of Class B common stock.

Service-based RSUs

During the year ended December 31, 2021, we began granting service-based RSUs to our employees. The service-based RSUs have both service-based and performance-based vesting conditions (“Service RSUs”). The service-based vesting condition for these awards is generally satisfied by rendering continuous service, generally for three to four years, during which time the grants will vest either quarterly or with a cliff vesting period of one year and continued vesting quarterly thereafter. The performance-based vesting condition is satisfied upon the sale of our common stock upon the consummation of a firm commitment underwritten initial public offering pursuant to an effective registration statement under the Securities Act or a sale event, which constitutes a change in the ownership or effective control of Reddit or in the ownership of a substantial portion of the assets of Reddit (“Liquidity Event”).

We record stock-based compensation expense in connection with these RSUs based on the fair market value of our common stock on the grant date using the accelerated attribution method when it is probable the performance-based vesting condition will be achieved. As of December 31, 2021, no stock-based compensation expense was recognized for the Service RSUs as a Liquidity Event had not occurred.

The total unrecognized stock-based compensation expense related to these awards was $255.3 million as of December 31, 2021. If the performance-based vesting condition had been satisfied on December 31, 2021, we would have recognized stock-based compensation expense of $54.6 million, and unrecognized stock-based compensation expense of $200.7 million would have been recognized over a weighted-average remaining requisite service period of 1.73 years.

Performance-based RSUs

In December 2020, we granted 150,000 RSUs to certain executives with performance-based conditions that vest upon the completion of a Liquidity Event and upon achieving platform viewership targets (“Performance RSUs”). The platform viewership performance condition must be achieved between January 1, 2022 and December 31, 2022. If the performance-based vesting condition had been satisfied on December 31, 2021, we would have recognized stock-based compensation expense of $2.6 million. As of December 31, 2021, no stock-based compensation expense was recognized for the Performance RSUs as the performance-based condition was not probable of being met.

Market-based RSUs

In June 2016, we granted certain executives a total of 3,091,420 RSUs covering shares of our Class B common stock (“Market RSUs”) to vest upon the completion of a Liquidity Event and upon the achievement of performance or market conditions. The awards are dependent upon continuous service. The performance conditions are satisfied upon achieving certain metrics, including active user count and revenue targets, depending on the terms of the grant. The performance-based metrics must be achieved upon or before the Liquidity Event in order for the shares to vest under the performance condition. The market condition is contingent upon the achievement of the Liquidity Event with a company valuation exceeding $5.0 billion to $10.0 billion, depending on the terms of the grant.

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In August 2020, 2,428,973 of the Market RSUs were cancelled and 3,800,214 RSUs covering shares of our Class A common stock were concurrently issued with adjusted performance criteria (“Modified Market RSUs”). The Modified Market RSUs vest upon the completion of a Liquidity Event and upon achievement of performance or market conditions. The awards are dependent upon continuous service. The performance conditions are satisfied upon achieving certain metrics, including active user count and revenue targets, depending on the terms of the grant. The performance-based metrics must be achieved upon or before the Liquidity Event in order for the shares to vest under the performance condition. The market condition is contingent on the Liquidity Event valuation exceeding $5.0 billion to $20.0 billion, depending on the terms of the grant. The cancellation and reissuance was accounted for as an improbable-to-improbable modification, as both the original and modified awards are subject to a Liquidity Event, which had not occurred as of the modification date.

We determined the modification date fair value of the Modified Market RSUs expected to vest under the market condition using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates the valuation targets of $5.0 billion and $20.0 billion into the valuation. Once the Liquidity Event occurs, we will recognize the total stock-based compensation expense.

As of December 31, 2021, no stock-based compensation expense had been recognized for the Market and Modified Market RSUs as a Liquidity Event had not occurred. If the performance-based vesting condition had been satisfied on December 31, 2021, we would have recorded stock-based compensation expense of $15.1 million.

Tender Offer

In March and April 2021, we completed a tender offer whereby we repurchased shares of our common stock from certain current and former employees. Upon closing of the tender offer, we purchased a total of 1,260,850 shares of Class A common stock and 3,361,335 shares of Class B common stock at a purchase price of $42.47 per share, which was equal to the Series E convertible preferred stock offering price, for an aggregate purchase price of $196.3 million. We estimated the fair value of the common stock purchased in the tender offer based on several factors, including taking into account the Series E Financing, as the financing was in close proximity to the transaction date and was negotiated on an arm’s-length basis with new and existing investors. As our Series E convertible preferred stock has economic rights and preferences over our common stock, the Series E convertible preferred stock value of $42.47 per share has a premium over the fair value of our common stock, which was determined to be $20.36 to $20.76 per share. As the purchase price for the tender offer was in excess of the fair value of such shares at the time of the transaction, we recognized $101.1 million of stock-based compensation expense in connection with the transaction during the year ended December 31, 2021.

Secondary Sales

In June, November, and December 2021, certain former employees sold an aggregate of 87,925 shares of Class A common stock and 1,016,143 shares of Class B common stock to an existing shareholder at purchase prices ranging from $45.65 to $72.00 per share, for an aggregate purchase price of $63.5 million. We estimated the fair value of the common stock purchased in the secondary sales based on several factors, including taking into account the amounts paid by third parties for our common stock as well as the Series E Financing, Series F Financing, and Series F-1 Financing, as the financing was in close proximity to the transaction dates and was negotiated on an arm’s-length basis with new and existing investors. As our Series E, Series F, and Series F-1 convertible preferred stock has economic rights and preferences over our common stock, the Series E convertible preferred stock value of $42.47 per share and the Series F and F-1 convertible preferred stock value of $61.79 have a premium over the fair value of our common stock, which was determined to be $26.71 to $49.59 per share. As the purchase price for the secondary sales paid by our existing shareholder was in excess of the fair

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

value of such shares at the time of the transactions, we recognized $21.7 million of stock-based compensation expense in connection with these transactions during the year ended December 31, 2021.

Stock-Based Compensation

The following table summarizes the components of stock-based compensation expense recognized in the consolidated statements of operations for the years ended December 31, 2020 and 2021:

	Year Ended December 31,
	2020	2021
	(in thousands)
Cost of revenue	$553	$61
Research and development	11,114	65,616
Sales and marketing	4,675	14,493
General and administrative	4,904	69,696

Total stock-based compensation expense	$21,246	$149,866

The above table includes $122.8 million of stock-based compensation for the year ended December 31, 2021 related to the tender offer and secondary sales of our common stock.

13. Employee Benefit Plans

We have a defined contribution 401(k) plan (the “401(k) Plan”) for our United States-based employees. The 401(k) Plan is for all full-time employees who meet certain eligibility requirements. Eligible employees may contribute up to 100% of their annual compensation, but are limited to the maximum annual dollar amount allowable under the Internal Revenue Code. We match 100% of each participant’s contribution up to $3,000 and 25% of each participant’s contribution thereafter subject to the IRS annual contribution limits. During the years ended December 31, 2020 and 2021, we recognized expense related to matching contributions of $3.0 million and $5.6 million, respectively.

14. Income Taxes

For the years ended December 31, 2020 and 2021, the geographical breakdown of the Company’s loss from continuing operations before provision for income taxes is as follows:

	Year Ended December 31,
	2020	2021
	(in thousands)
Domestic loss	$(59,935)	$(128,508)
Foreign income	864	952

Loss from continuing operations before provision for income taxes	$(59,071)	$(127,556)

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2021, the provision for income taxes consisted of the following:

	Year Ended December 31,
	2020	2021
	(in thousands)
Current provision for income taxes:
Federal	$—	$—
State	77	61
Foreign	25	279

Total provision for income taxes	$102	$340

The Company’s effective tax rate, as a percentage of pre-tax income, differs from the statutory federal rate due to the valuation allowance that the Company records on its deferred tax assets and other permanent items as follows:

	Year Ended December 31,
	2020	2021
Statutory federal income tax rate	21.00%	21.00%
State income taxes, net of federal benefit	5.50%	3.80%
Stock-based compensation	(1.20)%	14.40%
Research and development credits	—%	19.50%
Change in valuation allowance	(27.20)%	(58.70)%
Other	1.72%	(0.30)%

Effective tax rate	(0.18)%	(0.30)%

Deferred income taxes reflect the net tax effect of temporary differences between amounts recorded for financial reporting purposes and the amounts used for tax purposes. The major components of deferred tax assets and liabilities were as follows:

	December 31, 2020	December 31, 2021
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$42,221	$93,862
Stock-based compensation	10,454	9,944
Lease liability	4,379	3,280
Deferred obligation	3,432	—
Research and development credits	—	24,826
Other	3,442	5,267

Gross deferred tax assets	63,928	137,179
Valuation allowance	(58,231)	(133,117)
Deferred tax liabilities:
Right of use asset	(5,697)	(4,062)

Net deferred tax assets	$—	$—

As of December 31, 2021, we had $396.2 million and $165.4 million, respectively, of federal and state net operating loss carryforwards available to reduce future taxable income. Of the federal net operating loss

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

carryforwards, $39.7 million will begin to expire in 2032 and $356.5 million are able to be carried forward indefinitely but are limited to 80% of taxable income. The state carryforwards will begin to expire in 2022.

As of December 31, 2021, we had federal research and development credit carryforwards of $22.5 million that will begin to expire in 2035 and state research and development credit carryforwards of $13.5 million that do not expire.

Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state tax regulations. Under Section 382 of the Code, substantial changes in our ownership and in the ownership of acquired companies may limit the amount of net operating loss and tax credit carryforwards that are available to offset taxable income. The annual limitation may result in the expiration of net operating losses and tax credits before utilization. Accordingly, our ability to utilize these carryforwards may be limited as a result of such ownership change.

We are in a net deferred tax asset position of $133.1 million as of December 31, 2021 (total deferred tax assets of $137.2 million minus total deferred tax liabilities of $4.1 million). We assessed the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use our existing deferred tax assets. Based on the weight of the available evidence, including our history of losses, we provided a full valuation allowance against our deferred tax assets as of December 31, 2021. As of December 31, 2021, we recorded a valuation allowance of $133.1 million. The amount of the deferred tax asset considered realizable could be adjusted in future periods if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

As of December 31, 2021, we had an immaterial amount of unremitted earnings related to foreign subsidiaries. We intend to reinvest these foreign earnings indefinitely and do not expect to incur any significant taxes related to such amounts.

Uncertain Tax Positions

The following table summarizes the activity related to our gross unrecognized tax benefits during the years ended December 31, 2020 and 2021:

	Year Ended December 31,
	2020	2021
	(in thousands)
Beginning balance of unrecognized tax benefits	$—	$—
Increases related to prior year tax positions	—	4,247
Increases related to current year tax positions	—	4,735

Ending balance of unrecognized tax benefits	$—	$8,982

All of the unrecognized tax benefits were recorded as reductions in our gross deferred tax assets, offset by a corresponding reduction in our valuation allowance. The unrecognized tax benefits, if recognized, would not affect the effective tax rate due to the valuation allowance for our deferred tax assets.

Our policy is to recognize interest and penalties associated with unrecognized tax benefits as income tax expense. During the year ended December 31, 2021, we had no interest expense or penalties related to uncertain tax positions.

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Due to our net operating loss carryforwards, we are subject to examination by taxing authorities in the United States for all tax years. In our foreign jurisdictions, we are subject to examination for tax years ending on or after December 31, 2019.

15. Debt

Revolving Line of Credit

On October 8, 2021, we entered into a five-year, $750.0 million, revolving loan and standby letter of credit facility agreement (“Revolving Credit Facility”) of which $100.0 million can be issued as letters of credit. During the quarter ended December 31, 2021, we issued two letters of credit for a total amount of $4.2 million, which reduced the letter of credit borrowings available under the Revolving Credit Facility to $95.8 million. The available Revolving Credit Facility balance as of December 31, 2021 was $745.8 million.

The Revolving Credit Facility contains customary conditions on our borrowing, including events of default and covenants. Covenants include restrictions on our and certain of our subsidiaries’ ability to incur indebtedness, grant liens, make distributions to holders of our preferred and common stock, make investments, or engage in transactions with our affiliates, and require us to maintain a minimum liquidity. The obligations under the Revolving Credit Facility are secured by liens on substantially all of our assets, including intellectual property assets. We were in compliance with all covenants as of December 31, 2021.

Under the terms of the Revolving Credit Facility, borrowings can be either ABR Loans, Term Benchmark Loans, or SONIA Loans. Outstanding ABR Loans bear interest at a rate equal to the greatest of (A) the Prime Rate, (B) the NYFRB Rate plus 0.5%, (C) the Adjusted LIBOR plus 1.0%, or (D) 1.0% (each as defined in the revolving credit facility), in each case plus 0.25%. Outstanding Term Benchmark Loans bear interest at the Adjusted LIBOR Rate, the Adjusted EURIBOR Rate, the Adjusted AUD Rate or the Adjusted CDOR Rate (each as defined in the revolving credit facility), as applicable, in each case, plus 1.25%. Outstanding SONIA Loans bear interest at a rate equal to the Adjusted Daily Simple SONIA (as such term is defined in the revolving credit facility) plus 1.25%. We are required to pay a quarterly commitment fee that accrues at 0.15% per annum on the unused portion of the aggregate commitments under the credit facility.

16. Commitments and Contingencies

Purchase Obligations

As of December 31, 2021, future payments under non-cancelable purchase obligations, primarily related to third-party cloud infrastructure agreements under which we are granted access to certain cloud services, were as follows (in thousands):

Year ending December 31,	(in thousands)
2022	$67,109
2023	74,265

Total	$141,374

In July 2019, we entered into an agreement with Amazon Web Services (“AWS”) to access and use certain cloud services. In November 2021, we signed an addendum to extend our cloud services agreement with Amazon Web Services through 2023. As a result, we are committed under this arrangement to spend an aggregate of $45.0 million between December 2021 and November 2022 and $50.0 million between December 2022 and November 2023. We have met all minimum purchase commitments under this agreement for the years ended December 31, 2020 and 2021.

Reddit, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In February 2018, we entered into an agreement with Google LLC to access and use certain cloud services. In December 2021, we signed an addendum to extend our cloud services agreement through 2023. As a result, we are committed under this arrangement to spend an aggregate of $17.0 million between December 2021 and December 2022 and $28.0 million between December 2022 and December 2023. We have met all minimum purchase commitments under this agreement for the year ended December 31, 2021 and 2020.

Legal Matters

From time to time, we may become involved in claims and other legal matters arising in the normal course of business. We record a loss contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We also disclose material contingencies when we believe a loss is not probable but reasonably possible. Accounting for contingencies requires us to use judgment related to both the likelihood of a loss and the estimate of the amount or range of loss. We are not aware of any pending matters, individually or in the aggregate, that are expected to have a material adverse impact on our results of operations, financial position or cash flows as of December 31, 2020 or 2021.

Indemnification

In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, investors, directors, officers, employees, and other parties with respect to certain matters. Indemnification may include losses from our breach of such agreements, services we provide, or third-party intellectual property infringement claims. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future indemnification payments may not be subject to a cap. We have not incurred material costs to defend lawsuits or settle claims related to these indemnifications during the years ended December 31, 2020 or 2021. We believe the fair value of these liabilities is immaterial and accordingly have no liabilities recorded for these agreements at December 31, 2020 or 2021.

17. Related-Party Lease Agreements

As of December 31, 2021, Advance holds all of the Series A preferred stock and 35.1% of the combined voting rights of our outstanding preferred and common stock. We currently sublease office space in New York and Chicago from Advance. Total lease cost and other related expenses for these subleases was approximately $1.0 million for each of the years ended December 31, 2020 and 2021.

18. Subsequent Events

We have evaluated subsequent events through March 1, 2022, which is the date the consolidated financial statements were available to be issued.

Stock-based Compensation

On February 16, 2022, we granted restricted stock units (“RSUs”) for an aggregate of 1,358,670 shares of Class A common stock to our employees with a service-based vesting condition. The grant date fair value of the RSUs will be determined based on a third-party valuation of our common stock. The service-based vesting condition for these awards is generally satisfied by rendering continuous service, generally for one to three years, during which time the grants will vest either with a cliff vesting period of one year or quarterly from the vesting commencement date.

Reddit Dive into anything

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the Class A common stock being registered. All amounts are estimates except for the Securities and Exchange Commission (the “SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the Nasdaq Global Select Market listing fee.

Amount to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Select Market listing fee		*
Transfer agent’s fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits, or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee, or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. Article 9 of the registrant’s amended and restated certificate of incorporation provides for indemnification by the registrant of its directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law. The registrant has entered into indemnification agreements with each of its current directors, executive officers, and certain other officers to provide these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions, or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s amended and restated certificate of incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (b) to the registrant with respect to payments that may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2019, the Registrant made sales of the following unregistered securities:

Option, Class A Common Stock, and Class B Common Stock Issuances

Since January 1, 2019, the registrant granted to its employees, consultants, and other service providers options to purchase an aggregate of 17,115,942 shares of its Class A common stock under its 2017 Plan, at exercise prices ranging from $1.14 to $38.08 per share.

Since January 1, 2019, the registrant issued and sold to its employees, consultants, and other service providers an aggregate of 6,668,103 shares of its Class A common stock upon the exercise of stock options under its 2017 Plan, at exercise prices ranging from $1.14 to $38.08 per share, for a weighted-average exercise price of $6.75.

Since January 1, 2019, the registrant issued and sold to its employees, consultants, and other service providers an aggregate of 10,242,331 shares of its Class B common stock upon the exercise of stock options under its 2012 Plan, at exercise prices ranging from $0.13 to $1.94 per share, for a weighted-average exercise price of $1.62.

Since January 1, 2019, the registrant granted to its employees, consultants, and other service providers RSUs covering an aggregate of 12,577,780 shares of its Class A common stock under its 2017 Plan.

Preferred Issuances

In January 2019 through February 2019, the registrant sold an aggregate of 13,833,617 shares of its Series D and Series D-1 convertible preferred stock to seven accredited investors at a purchase price of $21.6863 per share, for an aggregate purchase price of $300.0 million.

In February 2021 through June 2021, the registrant sold an aggregate of 12,195,638 shares of its Series E convertible preferred stock to 57 accredited investors at a purchase price of $42.4742 per share, for an aggregate purchase price of $518.0 million.

In August 2021 through September 2021, the registrant sold an aggregate of 11,738,922 shares of its Series F and Series F-1 convertible preferred stock to 47 accredited investors at a purchase price of $61.7944 per share, for an aggregate purchase price of $725.4 million.

Other Issuances

In December 2020, the registrant issued 533,350 shares of its Class A common stock at $32.32 per share for proceeds of $17.2 million, in connection with its acquisition of Dubsmash.

The registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the registrant, to information about the registrant.

Item 16. Exhibits and Financial Statement Schedules

See the Exhibit Index attached to this registration statement, which Exhibit Index is incorporated herein by reference.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

(a)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number
Exhibit Description

1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation, as currently in effect

3.2	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the completion of this offering

3.3	Amended and Restated Bylaws, as currently in effect

3.4*	Form of Amended and Restated Bylaws, to be in effect immediately prior to the completion of this offering

4.1*	Reference is made to Exhibits 3.1 through 3.4

4.2*	Form of Class A common stock Certificate

5.1*	Opinion of Latham & Watkins LLP

10.1	Amended and Restated Investors’ Rights Agreement, dated September 1, 2021, by and among the Registrant and the investors listed therein

10.2	Form of Governance Agreement by and among the Registrant, Advance Magazine Publishers Inc., and Steven Huffman

10.3	Sublease, dated May 23, 2019, by and between the Registrant and Square, Inc.

10.4†	Credit and Guarantee Agreement, dated October 8, 2021, by and among the Registrant, JPMorgan Chase Bank, N.A., BofA Securities, Inc., Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc., and Citibank, N.A.

10.5(a)#	2012 Stock Option and Grant Plan, as amended

10.5(b)#	Form of Incentive Stock Option Grant Notice and Incentive Stock Option Agreement under the 2012 Stock Option and Grant Plan

10.5(c)#	Form of Non-Qualified Stock Option Grant Notice and Non-Qualified Stock Option Agreement Under the 2012 Stock Option and Grant Plan

10.5(d)#	Form of Early Exercise Incentive Stock Option Grant Notice and Early Exercise Incentive Stock Option Agreement under the 2012 Stock Option and Grant Plan

10.5(e)#	Form of Early Exercise Non-Qualified Stock Option Grant Notice and Early Exercise Non-Qualified Stock Option Agreement under the 2012 Stock Option and Grant Plan

10.5(f)#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2012 Stock Option and Grant Plan

10.6(a)#	2017 Equity Incentive and Grant Plan, as amended

10.6(b)#	Form of Early Exercise Incentive Stock Option Grant Notice and Early Exercise Incentive Stock Option Agreement under the 2017 Equity Incentive and Grant Plan

10.6(c)#	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2017 Equity Incentive and Grant Plan

10.7(a)*#	2022 Incentive Award Plan

10.7(b)*#	Form of Stock Option Grant Notice and Stock Option Agreement under the 2022 Incentive Award Plan

Exhibit Number
Exhibit Description

10.7(c)*#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2022 Incentive Award Plan

10.7(d)*#	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2022 Incentive Award Plan

10.8*#	Employee Stock Purchase Plan

10.9*#	Non-Employee Director Compensation Program

10.10*#	Form of Indemnification Agreement between the Registrant and each of its Directors and Executive Officers

10.11*#	Employment Agreement by and between the Registrant and Steven Huffman

10.12#	Employment Offer Letter, dated April 4, 2018, by and between the Registrant and Jennifer Wong

10.13#	Employment Offer Letter, dated February 12, 2021, by and between the Registrant and Andrew Vollero

10.14*#	Change in Control and Severance Agreement by and between the Registrant and Steven Huffman

10.15*#	Change in Control and Severance Agreement by and between the Registrant and Andrew Vollero

10.16*#	Executive Change in Control Severance Plan

10.17	Letter Agreement, dated August 11, 2021, by and between the Registrant and the Series F Fidelity Investors (as defined therein)

10.18	Form of Voting Agreement by and between Advance Magazine Publishers, Inc. and Steven Huffman

21.1	List of Subsidiaries of the Registrant

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (reference is made to the signature page to the Registration Statement)

107.1*	Filing Fee Table

+	Previously filed.
*	To be filed by amendment.
#	Indicates management contract or compensatory plan.
†

Portions of this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant undertakes to furnish a copy of all omitted schedules and exhibits to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the        day of                 , 2022.

REDDIT, INC.

By:
Name: Title:	Steven Huffman Chief Executive Officer and President

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven Huffman and Andrew Vollero, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Steven Huffman	Chief Executive Officer, President and Director (Principal Executive Officer)	, 2022

Andrew Vollero	Chief Financial Officer (Principal Financial Officer)	, 2022

Michelle Reynolds	Chief Accounting Officer (Principal Accounting Officer)	, 2022

Patricia Fili-Krushel	Director	, 2022

Porter Gale	Director	, 2022

Paula A. Price	Director	, 2022

Robert A. Sauerberg	Director	, 2022

Michael Seibel	Director	, 2022